Exhibit 99A

                               CINAR CORPORATION


                              ARRANGEMENT INVOLVING

                                CINAR CORPORATION

                                       and

                               4113683 CANADA INC.

                                       and

                               3918203 CANADA INC.



                            NOTICE OF SPECIAL MEETING
                                 OF SHAREHOLDERS

                                       and

                            MANAGEMENT PROXY CIRCULAR
                              OF CINAR CORPORATION


                                January 14, 2004.

                                  [CINAR LOGO]

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                                  [CINAR LOGO]

January 14, 2004

Dear CINAR Shareholder:

The Board of Directors cordially invites you to attend a special meeting (the "Meeting") of shareholders of CINAR Corporation ("CINAR") to be held at 11:00 a.m. (Eastern time) on Tuesday, February 17, 2004 in the Salon Hochelaga 4, Fairmont Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, Canada.

On October 30, 2003, CINAR entered into an arrangement agreement with 4113683 Canada Inc. ("Newco"), pursuant to which Newco will, subject to receiving all required approvals, including the approval of shareholders of CINAR and the satisfaction of certain other conditions, become the owner of all of the Variable Multiple Voting Shares and Limited Voting Shares of CINAR (collectively, the "CINAR Shares").

At the Meeting, you will be asked to consider and approve a plan of arrangement (the "Arrangement") providing for the acquisition of all of the CINAR Shares by Newco. Holders of Limited Voting Shares will also be asked to approve a reduction in the stated capital of the Limited Voting Shares, which will allow CINAR to complete the transaction as an arrangement.

Under the Arrangement, you will receive US$3.60 per share in cash. In addition, if certain specified litigation (the "Specified Litigation") is settled or subject to a final court decision and certain other conditions are met prior to the date which is five business days prior to the Meeting (the "Settlement Deadline"), then the purchase price per share will be increased by an amount equal to the pro rata amount per share of the net proceeds of the Specified Litigation, less US$400,000, all as more particularly described in the Management Proxy Circular for the Meeting (the "Circular"). This portion of the purchase price will only be paid after CINAR has actually received all of the net litigation proceeds.

If the conditions referred to in the preceding paragraph are not satisfied and/or certain other conditions are not met by the Settlement Deadline, then you will receive pursuant to the Arrangement, as additional consideration for your CINAR Shares, non-transferable contingent cash entitlements ("CCEs") created by 3918203 Canada Inc., the parent of Newco. The CCEs will represent an entitlement to receive your pro rata share of an amount equal to 70% of the net proceeds of the Specified Litigation, if any, once all of the Specified Litigation has been finally adjudicated or settled, all as more particularly described in the Circular.

The CCE structure was developed to ensure that any net amount received in connection with the Specified Litigation will contribute to increase the aggregate consideration to be paid to CINAR Shareholders under the Arrangement. Due to the complex nature of CINAR's claims and the counterclaims against CINAR, and the lack of knowledge as to the financial position of the defendants to CINAR's claims, management is unable to estimate the net amount, if any, that may be recovered from the Specified Litigation, or the timing of the payment to CINAR Shareholders of the applicable amounts.

For the Arrangement to proceed, (i) the special resolution described in the attached circular to reduce the stated capital of the Limited Voting Shares must be approved by two-thirds of the votes cast at the Meeting by holders of CINAR's Limited Voting Shares voting as a separate class, and (ii) the special resolution approving the Arrangement must be approved by at least two-thirds of the votes cast at the Meeting by holders of CINAR's Variable Multiple Voting Shares and Limited Voting Shares, each voting as a separate class. The Arrangement is also subject to certain regulatory approvals, Court approval and other conditions.

Micheline Charest, Ronald Weinberg and certain corporations associated with them (collectively, the "Founders") have entered into a Voting Support Agreement with Newco, pursuant to which they have irrevocably agreed to vote all CINAR Shares owned by them in favour of the Arrangement. The Founders hold approximately 96% of the outstanding Variable Multiple Voting Shares, which represent a sufficient number of Variable Multiple Voting Shares to ensure approval of the Arrangement by the Variable Multiple Voting Shares as a class.

The Board of Directors of CINAR has considered at length the proposed acquisition of CINAR and other strategic alternatives for maximizing shareholder value. THE BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CINAR. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND RECOMMENDS THAT HOLDERS OF LIMITED VOTING SHARES VOTE FOR THE RESOLUTION APPROVING THE REDUCTION IN THE STATED CAPITAL OF THE LIMITED VOTING SHARES AND THAT THE CINAR SHAREHOLDERS VOTE FOR THE RESOLUTION APPROVING THE ARRANGEMENT. The resolution approving the reduction in the stated capital of the Limited Voting Shares will only be implemented if the resolution approving the Arrangement is passed by CINAR Shareholders. The Arrangement cannot be completed if the resolution approving the reduction in the stated capital of the Limited Voting Shares is not approved.

Included with this letter is a Notice of Special Meeting, the Circular, forms of Proxy, a Letter of Transmittal and an authorisation letter to be signed by certain CINAR Shareholders who are resident in the United States authorising Newco to, among other things, apply for a certificate under section 116 of the Income Tax Act (Canada) on behalf of such CINAR Shareholders.

The accompanying Circular provides a detailed description of the Arrangement, information regarding a fairness opinion received by the Board of Directors from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and a discussion of certain tax matters. A summary of certain of the information in the Circular concerning the Arrangement begins on page 1 of the Circular. We urge you to consider carefully all of the information in the Circular. If you require assistance, please consult your financial, legal or other professional advisors. If you require assistance in voting your CINAR Shares, if you require additional proxy materials or if you have any questions concerning the letter of transmittal or withholding tax requirements, please contact Georgeson Shareholder Communications Inc. at the address or telephone number set out on page 1 of the Circular.

It is important that your CINAR Shares be represented at the Meeting. Whether or not you are able to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return it in the envelope provided as soon as possible. Completing and returning the enclosed form of proxy will not limit your right to vote in person if you wish to attend the Meeting and vote personally.

You will only receive the consideration payable for your CINAR Shares after your Letter of Transmittal has been received by Computershare Trust Company of Canada ("Computershare") and, in the case of your share of the amount based on the net proceeds of the Specified Litigation, if any, after all of such net proceeds have been received by CINAR in full. Please read the instructions in the Letter of Transmittal carefully. If the special resolutions approving the reduction of stated capital and the Arrangement are not approved at the Meeting, or any adjournment or postponement thereof, or if the Arrangement does not otherwise proceed, your CINAR share certificates will be returned to you by Computershare.

TO RECEIVE 100 % OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, YOU MUST COMPLY WITH THE REQUIREMENTS DESCRIBED IN THE CIRCULAR UNDER THE HEADING "INFORMATION CONCERNING THE MEETING - PROCEDURE FOR PAYMENT TO CINAR SHAREHOLDERS". FAILURE TO COMPLY WITH THESE REQUIREMENTS MAY RESULT IN 25% (PLUS AN ADDITIONAL 12% IF YOU ARE A CORPORATION) OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU BEING WITHHELD BY NEWCO AND REMITTED TO THE APPROPRIATE TAX AUTHORITIES.

If you are a non-resident of Canada and have any questions regarding your obligations, please contact Georgeson Shareholder Communictions Inc. at the address or telephone number set out on page 1 of the Circular.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ARRANGEMENT IN THEIR PARTICULAR CIRCUMSTANCES.

The completion of the Arrangement will occur as soon as practicable after the Meeting.

On behalf of CINAR, I would like to thank all CINAR Shareholders for their support in connection with this transaction as we prepare to take part in this important event for CINAR.

                                        Yours very truly,

                                        (signed) Robert Despres

                                        Robert Despres, O.C.
                                        Chairman of the Board

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                                  [CINAR LOGO]

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders (collectively, the "CINAR Shareholders") of Variable Multiple Voting Shares and Limited Voting Shares of CINAR Corporation ("CINAR") will be held at 11:00 a.m. (Eastern time) on Tuesday, February 17, 2004 in the Salon Hochelaga 4, Fairmont Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, Canada.

The purposes of the Meeting are:

     1. for holders of Limited Voting Shares to consider, and if deemed advisable, to pass, with or without variation, a special resolution approving a reduction in the stated capital of the Limited Voting Shares by $323,206,000 and providing that such reduction be effected by increasing CINAR's contributed surplus by the same amount and transferring such amount from contributed surplus to reduce the amount of CINAR's deficit by the same amount;

     2. pursuant to an order (the "Interim Order") of the Superior Court of Quebec dated January 12, 2004, for all CINAR Shareholders to consider and, if deemed advisable, to pass a special resolution approving a plan of arrangement pursuant to section 192 of the Canada Business Corporations Act pursuant to which 4113683 Canada Inc. will acquire all of the issued and outstanding Variable Multiple Voting Shares and Limited Voting Shares of CINAR, all as more particularly described in the accompanying Management Proxy Circular (the "Circular") of CINAR; and

     3. to transact such other business as may properly be brought before the Meeting.

Dated at Montreal, Quebec, this 14th day of January, 2004.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        (signed) Stuart C. Snyder


                                        Stuart C. Snyder
                                        President and Chief Executive Officer

CINAR SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED FORM OF PROXY AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE DEPOSITED WITH COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, CANADA M5J 2Y1, NO LATER THAN THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRIOR TO THE DATE OF THE MEETING, OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT THEREOF.

SI VOUS DESIREZ RECEVOIR UN EXEMPLAIRE EN FRANCAIS DU PRESENT AVIS DE CONVOCATION DE L'ASSEMBLEE EXTRAORDINAIRE ET DE LA CIRCULAIRE DE SOLLICITATION DE PROCURATION PAR LA DIRECTION, VEUILLEZ VOUS ADRESSER A LA SOCIETE DE FIDUCIE COMPUTERSHARE DU CANADA, SERVICE DE PROCURATION, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO (ONTARIO) M5J 2Y1.

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                                TABLE OF CONTENTS

                                                                            PAGE

SUMMARY........................................................................1

  Reduction of Stated Capital..................................................1
  The Arrangement..............................................................1
  CCEs.........................................................................2
  Newco and NewCanCo...........................................................3
  Recommendation of CINAR's Board of Directors.................................3
  Opinion of CINAR's Financial Advisor.........................................4
  Approvals Required...........................................................4
  Voting Support Agreement.....................................................5
  The Arrangement Agreement....................................................5
  Effective Time of the Arrangement............................................7
  Procedure for Payment to CINAR Shareholders..................................7
  Dissent Rights..............................................................11
  Certain Income Tax Considerations for Beneficial Holders....................11

NOTICE TO UNITED STATES SHAREHOLDERS..........................................13

GLOSSARY OF TERMS.............................................................14

INFORMATION CONCERNING THE MEETING............................................26
  Management Proxy Circular...................................................26
  Solicitation of Proxies.....................................................26
  Appointment of Proxyholders.................................................27
  Revocation of Proxies.......................................................27
  Discretion Exercised by Proxies.............................................27
  Beneficial Holders of CINAR Shares..........................................28
  Dissenting Shareholder Rights...............................................29
  Voting Shares and Principal Holders.........................................29
  Procedure for Payment to CINAR Shareholders.................................31

REDUCTION OF STATED CAPITAL...................................................36

THE ARRANGEMENT...............................................................37
  Background and Reasons for the Arrangement..................................37
  Recommendation of the Board of Directors....................................40
  Opinion of CINAR's Financial Advisor........................................42
  CINAR Shareholder Approval and the Special Meeting..........................43
  Court Approval of the Arrangement and Completion of the Arrangement.........44
  Regulatory Matters..........................................................44
  Interests of Certain Persons in the Arrangement.............................45
  Voting Support Agreement....................................................47
  Arrangements Respecting CINAR Options and Performance Units.................48
  Expenses....................................................................48

THE ARRANGEMENT AGREEMENT.....................................................49
  Consideration Payable.......................................................49
  Representations and Warranties..............................................51
  Covenants...................................................................52
  Covenants Regarding Non-Solicitation........................................52
  Conditions to Closing.......................................................53
  Termination and Payment of Break Fees and Expenses..........................56

CCEs..........................................................................57
  Form of CCEs................................................................57
  Structure...................................................................58
  Payment of CCE Amount.......................................................58
  Segregation of Cash Proceeds................................................62
  Funding of Litigation.......................................................63
  Litigation Committee........................................................63
  Conduct of Specified Litigation.............................................66
  Amendments to CCE Agreement.................................................66
  Termination Date............................................................67
  Reports.....................................................................67
  Risk Factors Relating to the CCEs...........................................68
  Settlement Negotiations.....................................................69

SPECIFIED LITIGATION..........................................................69
  BRB.........................................................................69
  Claude Robinson.............................................................70
  Louis Fournier..............................................................70
  Weinberg and Charest........................................................70
  Globe-X.....................................................................72
  SACD Royalties..............................................................73

ARRANGEMENT MECHANICS.........................................................74
  Payment for CINAR Shares....................................................74

INFORMATION RELATING TO NEWCO AND NEWCANCO....................................76

PRICE RANGE AND TRADING VOLUME OF CINAR SHARES................................76

TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS.....................................77
  Principal Canadian Federal Income Tax Considerations........................77
  United States Federal Income Tax Considerations.............................81

DISSENTING SHAREHOLDER RIGHTS.................................................85

EXECUTIVE COMPENSATION........................................................87
  Compensation of Named Executive Officers....................................87
  Options and SARs............................................................89
  Termination of Employment, Change in Responsibilities and Employment
  Contracts...................................................................91
  Compensation of Directors...................................................94
  Compensation Pursuant to Performance Incentive Plans........................94
  Report on Executive Compensation by the Management Resources and
  Compensation Committee......................................................95
  Performance Graph...........................................................96

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS.............96

STATEMENT OF CORPORATE GOVERNANCE PRACTICES...................................96

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTINGS.............................97

CERTAIN REGULATORY AND LEGAL MATTERS..........................................97

AVAILABILITY OF DOCUMENTS.....................................................97

APPROVAL OF CIRCULAR BY CINAR BOARD OF DIRECTORS..............................97

APPENDIX A - ARRANGEMENT AGREEMENT...........................................A-1

APPENDIX B-I - APPLICATION FOR INTERIM AND FINAL ORDERS AND NOTICE OF
PRESENTATION OF THE FINAL ORDER............................................B-I-1

APPENDIX B-II - INTERIM ORDER.............................................B-II-1

APPENDIX C - PLAN OF ARRANGEMENT.............................................C-1

APPENDIX D - PROPOSED FORM OF CCE AGREEMENT..................................D-1

APPENDIX E - ARRANGEMENT RESOLUTION..........................................E-1

APPENDIX F - STATED CAPITAL RESOLUTION.......................................F-1

APPENDIX G - MERRILL LYNCH FAIRNESS OPINION..................................G-1

APPENDIX H - SECTION 190 OF THE CBCA.........................................H-1

                                     SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS CIRCULAR. THE SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS CIRCULAR AND THE ATTACHED APPENDICES. CINAR SHAREHOLDERS SHOULD READ THE ENTIRE CIRCULAR, INCLUDING THE APPENDICES. CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO SUCH TERMS IN THE GLOSSARY OF TERMS OR ELSEWHERE IN THIS CIRCULAR. IN THIS CIRCULAR, DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED.

--------------------------------------------------------------------------------
For assistance in voting your CINAR Shares, if you require additional proxy materials or if you have any questions concerning the Letter of Transmittal or withholding tax requirements, PLEASE CONTACT:

                              Georgeson Shareholder

                            66 Wellington Street West
                              TD Tower - Suite 5210
                             Toronto Dominion Centre
                            Toronto, Ontario M5K 1J3

               English and French North American Toll Free Number:

                                 1-866-666-5217
--------------------------------------------------------------------------------

REDUCTION OF STATED CAPITAL

CINAR, as the applicant for the Final Order, will be required to meet a statutory solvency test under subsection 192(2) of the CBCA. The test stipulates that CINAR will be deemed insolvent if the realizable value of its assets is less then the aggregate of its liabilities and stated capital of all classes. CINAR has accumulated a large deficit over the past few years as a result of which the realizable value of its assets is now significantly lower than the aggregate of its liabilities and stated capital. Therefore, to not be deemed to be insolvent by virtue of subsection 192(2) of the CBCA, and to be able to use the arrangement provisions of the CBCA, CINAR is proposing to reduce the stated capital of the Limited Voting Shares by $323,206,000, and to effect such reduction by increasing CINAR's contributed surplus by the same amount and transferring such amount from contributed surplus to reduce its deficit by the same amount. The Stated Capital Resolution will only be implemented if the Arrangement Resolution is passed by CINAR Shareholders. See "Reduction of Stated Capital".

THE ARRANGEMENT

The Plan of Arrangement provides for the acquisition of all the CINAR Shares by Newco and for the amalgamation of Newco and CINAR to form Amalco immediately thereafter. Amalco will be wholly-owned by NewCanCo. Pursuant to the Arrangement, CINAR Shareholders (other than CINAR Shareholders who validly exercise their Dissent Rights) will receive from Newco for each CINAR Share Aggregate Consideration as follows:

(i)  US$3.60 in cash; plus

(ii) in the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, an amount in cash equal to the PRO RATA amount per CINAR Share of the Net Litigation Amount (which amount will only be payable after CINAR has received in full all of the Net Litigation Proceeds); or

(iii) in the event that Newco has not delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, one CCE created and allocated by the Manager.

See "The Arrangement Agreement - Consideration Payable".

CINAR Options and CINAR Performance Units not exercised prior to the Effective Time will be cancelled on the Effective Date. See "The Arrangement - Arrangements Respecting CINAR Options and Performance Units".

CCES

In the event that the conditions to the payment of the Net Litigation Amount set forth under the heading "The Arrangement Agreement - Consideration Payable" in this Circular have not been fulfilled prior to the Settlement Deadline, then at the Effective Time the CCE Agreement, substantially in the form attached hereto as Appendix D, will be executed by the parties thereto and one CCE shall be created and allocated by the Manager to the CINAR Shareholders for each outstanding CINAR Share without distinction as to class (other than CINAR Shares in respect of which a CINAR Shareholder has validly exercised Dissent Rights).

The CCEs will be not be assignable or otherwise transferable except by sole operation of law or testamentary will. No certificate or other evidence of a CCE will be issued other than an appropriate notation in the CCE Register. Each CCE will only represent an entitlement to be paid the CCE Amount by the Manager. The CCEs shall not confer or be construed as conferring upon a CCE Payee: (i) any right or interest whatsoever as a shareholder or other security holder of CINAR or the Manager, including the right to vote at, to receive notice of, or to attend, meetings of shareholders or other security holders or any other proceedings of CINAR or the Manager, or the right to receive dividends and other distributions payable on the shares or other securities of CINAR or the Manager;
(ii) any other equity or ownership interest in CINAR or the Manager; or (iii) any other right not expressly granted pursuant to the CCE Agreement. The CCEs will represent unsecured obligations of the Manager and will not be entitled to the benefit of any security in any of the assets of the Manager or CINAR. Any amounts payable pursuant to the CCEs will not be related to the operations or other assets of CINAR or the Manager. See "CCEs - Form of CCEs".

A Litigation Committee comprised of three persons will be established: G. Wesley Voorheis, appointed by the Manager; Lisa de Wilde, appointed by the current directors of CINAR; and an Independent Member agreed upon by the other two members. The members of the Litigation Committee shall have the sole power and duty to direct and supervise all matters involving the Specified Litigation. The Manager Member shall have primary responsibility for the day-to-day direction and supervision of the Specified Litigation. However, all Strategic Decisions require the approval of a majority of the members of the Litigation Committee (provided that the Manager Member must be included in such majority) and all Settlement Decisions require the unanimous approval of the members Litigation Committee (other than the Independent Member).

The Members of the Litigation Committee will receive compensation for their services in an amount to be determined by agreement between the Manager and the members of the Litigation Committee (which may include an additional amount payable to the Manager Member). They will be entitled to reimbursement for all reasonable expenses and disbursements incurred by them in connection with the discharge of their duties. The Members of the Litigation Committee shall be indemnified from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, reasonable expenses and reasonable disbursements of any kind or nature whatsoever that may be imposed on, asserted against or incurred by them under the CCE Agreement, other than as a result of their own wilful misconduct or bad faith. See "CCEs - Litigation Committee".

As promptly as practicable, but in no event later than 30 days, after the earlier of (x) the Termination Date, and (y) the last to occur of the events set forth under the heading "CCEs - Payment of CCE Amount" in this Circular, CINAR shall determine the CCE Net Litigation Proceeds. Following the procedure set forth in the CCE Agreement for the confirmation of the CCE Net Litigation Proceeds and the CCE Amount, the Manager shall pay the CCE Amount in respect of each CCE to the CCE Payees. See "CCEs - Payment of CCE Amount".

If it appears that by the Termination Date not all of the Specified Litigation will have been subject to Final Adjudication and/or it appears that at the Termination Date there will remain outstanding any Third Party Rights for which any of the CINAR Entities may be liable, the Manager shall, at the option of the Manager Member or the CINAR Member, make such applications or submissions to applicable securities regulatory or other agencies for the purposes of seeking an extension to the Termination Date for up to an additional two years, provided that such extension does not necessitate registration of the CCEs under applicable securities legislation or result in CINAR or the Manager becoming a reporting issuer under such legislation. If such applications are successful prior to the Termination Date or it is determined prior to the Termination Date that no such regulatory relief is required, the Termination Date shall be extended to the date permitted by such regulatory relief or, if no such regulatory relief is required, the later of the dates chosen by the Manager Member and the CINAR Member, provided that the latest Termination Date shall be the fifth anniversary of the execution of the CCE Agreement.

Until the CCE Payment Date, the Manager will furnish a report to the CCE Payees
(i) annually, within ninety days of each anniversary of the Effective Date, which report will provide a summary of any material developments relating to the Specified Litigation during the year ended on such anniversary date, together with an unaudited cash receipt and disbursement statement relating to the Specified Litigation for the year ended on such anniversary date, and (ii) in the event that, in the opinion of the Manager, a material event relating to the Specified Litigation has occurred, within 60 days of the occurrence of such event, which report will provide details of such material event.

RISK FACTORS RELATING TO THE CCES

There are certain risk factors relating to the CCEs that should be considered by CINAR Shareholders in evaluating whether to approve the Arrangement. See "CCEs - Risk Factors Relating to the CCEs".

NEWCO AND NEWCANCO

Newco and NewCanCo were incorporated under the CBCA on March 20, 2003 and July 20, 2001, respectively. Neither has carried on any material business or activity other than in connection with the Arrangement. The registered office of Newco is located at Suite 2300, 200 King Street West, Toronto, Ontario M5H 3W5, and the registered office of NewCanCo is located at Toronto Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6. See "Information Relating to Newco and NewCanCo".

The Newco Parties do not hold any CINAR Shares as of the date of this Circular.

RECOMMENDATION OF CINAR'S BOARD OF DIRECTORS

THE BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CINAR. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND RECOMMENDS THAT HOLDERS OF LIMITED VOTING SHARES VOTE FOR THE STATED CAPITAL RESOLUTION AND THAT THE CINAR SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AT THE MEETING. The Stated Capital Resolution will only be implemented if the Arrangement Resolution is passed by CINAR Shareholders. The Arrangement cannot be completed if the Stated Capital Resolution is not approved. See "Reduction of Stated Capital", "The Arrangement
- Recommendation of the Board of Directors" and "The Arrangement - Background and Reasons for the Arrangement".

OPINION OF CINAR'S FINANCIAL ADVISOR

Merrill Lynch has provided its opinion to the Board of Directors that, as of October 30, 2003, based upon and subject to the various considerations set forth in the Merrill Lynch Fairness Opinion, the Aggregate Consideration payable to CINAR Shareholders pursuant to the Arrangement Agreement is fair from a financial point of view to the CINAR Shareholders. Merrill Lynch expressed no opinion or recommendation as to how CINAR Shareholders should vote on the Arrangement Resolution at the Meeting. See "The Arrangement -- Opinion of CINAR's Financial Advisor" in this Circular and the complete text of the Merrill Lynch Fairness Opinion set out in Appendix G to this Circular, which should be read in its entirety.

APPROVALS REQUIRED

CINAR SHAREHOLDER APPROVAL

The Meeting will be held at 11:00 a.m. (Eastern time) on Tuesday, February 17, 2004 in the Salon Hochelaga 4, Fairmont Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, Canada. At the Meeting, holders of Limited Voting Shares will be asked to approve the Stated Capital Resolution and all CINAR Shareholders will be asked to approve the Arrangement Resolution. The Stated Capital Resolution must be approved by at least two-thirds of the votes cast by holders of Limited Voting Shares, present or voting by proxy at the Meeting. Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by holders of Multiple Voting Shares and at least two-thirds of the votes cast by holders of Limited Voting Shares, in each case present or voting by proxy at the Meeting, each voting as a separate class. See "The Arrangement -- CINAR Shareholder Approval and the Special Meeting".

COURT APPROVAL

An arrangement under the CBCA requires approval by the Court pursuant to the Final Order. Prior to the mailing of the Circular, CINAR obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. Subject to the approval of the Stated Capital Resolution by the holders of Limited Voting Shares, the approval of the Arrangement Resolution by the CINAR Shareholders at the Meeting and the satisfaction of certain other conditions, the hearing in respect of the Final Order is scheduled to take place on or about February 19, 2004 at 9:00 a.m. (Eastern time) in Room 16.10 of the Montreal Courthouse located at 1 Notre-Dame Street East, Montreal, Quebec, Canada. See "The Arrangement -- Court Approval of the Arrangement and Completion of the Arrangement".

REGULATORY APPROVALS

The completion of the Arrangement is subject to obtaining certain governmental consents and approvals (including the Regulatory Approvals). The CINAR Shares are currently subject to the Cease-Trade Orders. CINAR has obtained from the applicable Canadian securities regulatory authorities orders lifting the Cease-Trade Orders to permit completion of the Arrangement. The completion of the Arrangement is subject to the Cease-Trade Orders having been completely lifted at the Effective Time. Work is in progress to satisfy all regulatory requirements and to complete all of the filings required to obtain the Appropriate Regulatory Approvals. See "The Arrangement -- Regulatory Matters".

While there can be no assurance that the Appropriate Regulatory Approvals will be obtained prior to the Meeting, or at all, CINAR and Newco are seeking to obtain the Appropriate Regulatory Approvals or to satisfactorily resolve all such regulatory requirements. CINAR and Newco are seeking to ensure that all Appropriate Regulatory Approvals will have been obtained or otherwise satisfactorily resolved by the time of or shortly after the Meeting.

VOTING SUPPORT AGREEMENT

Pursuant to the Voting Support Agreement, the Founders irrevocably agreed: (i) to vote the CINAR Shares held by them in favour of the Arrangement at the Meeting; (ii) to vote the CINAR Shares held by them against any matter or proposal which would delay or be inconsistent with the Arrangement; and (iii) not to exercise their Dissent Rights in respect of the Arrangement Resolution. The Founders hold in the aggregate approximately 96% of the outstanding Multiple Voting Shares, which represent a sufficient number of Multiple Voting Shares to ensure approval of the Arrangement by the holders of the Multiple Voting Shares, voting separately as a class.

THE ARRANGEMENT AGREEMENT

COVENANTS REGARDING NON-SOLICITATION

Pursuant to the Arrangement Agreement, CINAR has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of CINAR or any of the other CINAR Entities: (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) withdraw or modify in a manner adverse to Newco the approval of the Board of Directors of the Arrangement; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any agreement related to any Acquisition Proposal.

However, the Arrangement Agreement does not prevent the Board of Directors from:
(i) complying with CINAR's disclosure obligations under applicable Laws with respect to an Acquisition Proposal; (ii) considering, negotiating or discussing (and providing non-public information in response to) a Superior Proposal; or
(iii) withdrawing or modifying its recommendation that CINAR Shareholders vote in favour of the Arrangement if the Board of Directors has determined that an Acquisition Proposal is a Superior Proposal. CINAR must notify Newco of any Acquisition Proposal or of any inquiry that could lead to an Acquisition Proposal.

CINAR has agreed not to accept, approve, recommend or enter into any agreement, relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless: (i) such Acquisition Proposal is, in the reasonable opinion of the Board of Directors, fully financed; (ii) such Acquisition Proposal was received by CINAR prior to the Meeting; (iii) CINAR has provided Newco with a copy of the Acquisition Proposal document which the Board of Directors has determined would be a Superior Proposal (together with evidence that such Acquisition Proposal is fully financed); and (iv) five Business Days shall have elapsed from the later of the date Newco receives notice of CINAR's proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date Newco received a copy of the Acquisition Proposal.

CINAR has agreed that Newco shall have the opportunity, but not the obligation, during such five Business Day period to offer to amend the terms of the Arrangement Agreement and the Arrangement. The Board of Directors will review any offer by Newco to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Newco's offer to amend the terms of the Arrangement Agreement upon acceptance by CINAR would result in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors so determines, it will enter into an amended agreement with Newco reflecting Newco's amended proposal. If the Board of Directors continues to believe, in good faith and after consultation with its financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects Newco's amended proposal, CINAR will pay the Break Fee to Newco and CINAR may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal and CINAR may proceed with such approvals, consents, filings, of or required by Governmental Entities and such other Persons as CINAR shall consider appropriate in order to consummate such Superior Proposal.

CINAR or Newco may require that the Meeting be adjourned or delayed for up to ten Business Days in the event that an Acquisition Proposal which could be a Superior Proposal is publicly announced or submitted to CINAR. See "The Arrangement Agreement - Covenants Regarding Non-Solicitation".

CONDITIONS TO THE ARRANGEMENT

The obligations of Newco and CINAR to complete the Arrangement are subject to the satisfaction or waiver, where permissible, at or before the Effective Time, of certain customary conditions set forth in the Arrangement Agreement, including obtaining approval of the Arrangement Resolution by CINAR Shareholders, obtaining approval of the Arrangement by the Court, receipt of all consents, orders, authorisations, approvals and waivers of or from Governmental Entities required or reasonably considered to be necessary or desirable for the completion of the Arrangement, receipt of certain other third party consents and holders of not more than 10% of the CINAR Shares exercising their Dissent Rights. See "The Arrangement Agreement - Conditions to Closing".

TERMINATION AND PAYMENT OF BREAK FEES AND EXPENSES

The Arrangement Agreement may be terminated by mutual agreement of CINAR and Newco at any time prior to the Effective Time. Either CINAR or Newco may terminate the Arrangement Agreement if:

(i) any Law is passed making the completion of the Arrangement illegal or otherwise prohibited; or

(ii) the CINAR Shareholders fail to approve the Arrangement Resolution at the Meeting.

In addition, if the Effective Date does not occur on or prior to March 5, 2004, the Arrangement Agreement will terminate, provided that CINAR and Newco may mutually agree to extend such date and provided further that, if the parties would be in a position to complete the Arrangement on March 5, 2004 except that the condition of obtaining all consents, orders, authorisations, approvals and waivers of or from Governmental Entities required or reasonably considered to be necessary or desirable for the completion of the Arrangement has not been fulfilled or waived, the date shall be automatically extended to April 30, 2004. Newco or CINAR may terminate the Arrangement Agreement prior to the Effective Time if any condition in the respective party's favour has not been satisfied at or prior to the Effective Time (subject in some cases to a cure period extending until the later of March 5, 2004 and 30 days from the notice relating to the non-fulfillment of the applicable condition), other than as a result of a default by the terminating party.

The Arrangement Agreement may be terminated by CINAR upon any determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with the Arrangement Agreement.

The Arrangement Agreement may be terminated by Newco if:

(i) the Board of Directors shall have withdrawn, modified in a manner adverse to Newco or failed to reaffirm in the manner and within the period required by the Arrangement Agreement the Board of Directors' approval or recommendation of the Arrangement (other than as a direct result of and in direct response to a material breach by Newco of its obligations under the Arrangement Agreement);

(ii) the Board of Directors shall have approved or recommended any Superior Proposal;

(iii) the Board of Directors shall have determined that any Acquisition Proposal is a Superior Proposal;

(iv) the Board of Directors shall have resolved to take any of the foregoing actions; or

(v) CINAR proposes to enter into an agreement for, or to accept or to support, an Acquisition Proposal.

CINAR is required to pay the Break Fee to Newco and reimburse Newco for all of its out-of-pocket expenses to a maximum of $2,500,000 plus, without duplication, all expenses incurred by Newco with respect to the CCE structure, if:

(i) the Arrangement Agreement is terminated in the circumstances described in the two preceding paragraphs; or

(ii) an Acquisition Proposal shall have been made to the CINAR Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal and, after such Acquisition Proposal shall have been made known, made or announced, the CINAR Shareholders shall fail to approve the Arrangement Resolution as required by the Interim Order and all applicable Laws and any Acquisition Proposal is completed within six months of the Meeting.

In addition, subject to extension of time periods under the Arrangement Agreement, in the event that: (i) the Arrangement Resolution is not duly approved by the CINAR Shareholders at the Meeting; (ii) the Meeting is not held by March 4, 2004; or (iii) the Arrangement is not completed, and in any such case the Break Fee is not payable, CINAR shall reimburse Newco for all out-of-pocket costs and expenses incurred by it from and after August 30, 2003 in connection with the transactions contemplated by the Arrangement Agreement up to a maximum of $1,500,000, plus, without duplication, all expenses incurred by Newco with respect to the CCE structure. See "The Arrangement Agreement -- Termination and Payment of Break Fees and Expenses".

EFFECTIVE TIME OF THE ARRANGEMENT

The Arrangement is expected to be completed as soon as practicable after the requisite CINAR Shareholder and Court approvals have been obtained and all other applicable conditions precedent to the Arrangement have been satisfied or waived. See "The Arrangement -- Court Approval of the Arrangement and Completion of the Arrangement".

PROCEDURE FOR PAYMENT TO CINAR SHAREHOLDERS

If the requisite approvals are obtained from the CINAR Shareholders, the Court and certain regulatory authorities, and the Arrangement is completed, Newco will acquire all of the outstanding CINAR Shares. For CINAR Shareholders (other than CINAR Shareholders who validly exercise their Dissent Rights) to receive the Aggregate Consideration (less any applicable withholding or other taxes) payable on the acquisition of CINAR Shares, CINAR Shareholders must complete and sign the enclosed Letter of Transmittal and return it, together with the certificates representing their CINAR Shares, to the Depositary in accordance with the instructions in the Letter of Transmittal. A security return envelope is enclosed to assist CINAR Shareholders in delivering their CINAR Shares.

WITHHOLDING TAX

AS A RESULT OF THE CINAR SHARES BEING DELISTED FROM THE TSX AND NASDAQ, THE CINAR SHARES ARE "TAXABLE CANADIAN PROPERTY" FOR THE PURPOSES OF THE CANADIAN TAX ACT AND "TAXABLE QUEBEC PROPERTY" FOR THE PURPOSES OF THE QUEBEC TAX ACT. AS A RESULT, NEWCO MUST WITHHOLD AND REMIT TO CCRA 25% (AND IN THE CASE OF A CINAR SHAREHOLDER WHICH IS A CORPORATION, A FURTHER 12% MUST BE WITHHELD AND REMITTED TO THE MRQ) OF THE AGGREGATE CONSIDERATION PAYABLE TO A NON-RESIDENT FOR HIS CINAR SHARES UNLESS SUCH NON-RESIDENT PROVIDES NEWCO WITH A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT AND, IF APPLICABLE, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT. ACCORDINGLY, IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A CINAR SHAREHOLDER RESIDENT IN CANADA AND A CINAR SHAREHOLDER WHO IS A NON-RESIDENT MUST SATISFY THE FOLLOWING REQUIREMENTS, INSOFAR AS THEY ARE APPLICABLE TO HIM.

CANADIAN RESIDENTS

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER RESIDENT IN CANADA WILL BE REQUIRED TO PROVIDE THE FOLLOWING PROOF OF HIS CANADIAN RESIDENCY STATUS (THE "PROOF OF RESIDENCY") (OR OTHERWISE ESTABLISH TO THE SATISFACTION OF NEWCO THAT AT ALL RELEVANT TIMES, FOR THE PURPOSES OF THE CANADIAN TAX ACT, HE IS RESIDENT, OR DEEMED TO BE RESIDENT, IN CANADA):

(I) IF YOU ARE A BENEFICIAL HOLDER RESIDENT IN CANADA AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL AND PROVIDE YOUR SOCIAL INSURANCE NUMBER (IF YOU ARE AN INDIVIDUAL) OR YOUR TRUST NUMBER OR BUSINESS NUMBER (IF YOU ARE NOT AN INDIVIDUAL) IN THE LETTER OF TRANSMITTAL. IF YOU ARE NOT SURE WHETHER YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, PLEASE CONTACT YOUR INVESTMENT ADVISOR; OR

(II) IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF BENEFICIAL HOLDERS RESIDENT IN CANADA, OR IF A LETTER OF TRANSMITTAL IS BEING COMPLETED BY A SECURITIES DEPOSITORY FOR BENEFICIAL HOLDERS RESIDENT IN CANADA YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED, THE NUMBER AND CLASS OF CINAR SHARES HELD BY THE INTERMEDIARY OR SECURITIES DEPOSITORY, AS THE CASE MAY BE, ON BEHALF OF EACH SUCH BENEFICIAL HOLDER AND THE SOCIAL INSURANCE NUMBER (IN THE CASE OF INDIVIDUAL BENEFICIAL HOLDERS) OR TRUST NUMBER OR BUSINESS NUMBER (IN THE CASE OF BENEFICIAL HOLDERS WHO ARE NOT INDIVIDUALS) OF EACH SUCH BENEFICIAL HOLDER.

YOUR PROOF OF RESIDENCY MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

NON-RESIDENTS OF CANADA

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER WHO IS A NON-RESIDENT WILL BE REQUIRED TO PROVIDE A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER AND, IN THE CASE OF A NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR SECTION 116 CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, IF YOUR QUEBEC CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF AMALCO RECEIVES LETTERS FROM CCRA AND THE MRQ, IN A FORM SATISFACTORY TO THE DEPOSITARY AND AMALCO, CONFIRMING THAT THE REMITTANCE OF THE WITHHELD AMOUNT TO CCRA AND THE MRQ CAN BE DELAYED, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL CONTINUE TO BE HELD BY THE DEPOSITARY UNTIL THE FIRST TO OCCUR OF: (I) THE RECEIPT BY THE DEPOSITARY OF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IN WHICH CASE SUCH AMOUNT WILL BE PAID TO YOU; AND (II) THE EXPIRY OF THE TIME PERIODS SPECIFIED IN SUCH LETTERS, IN WHICH CASE SUCH AMOUNT WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF THE CERTIFICATE LIMIT OF YOUR SECTION 116 CERTIFICATE (AND THE ESTIMATED PROCEEDS SPECIFIED IN YOUR QUEBEC CERTIFICATE, WHERE APPLICABLE) DELIVERED TO THE DEPOSITARY IS FOR AN AMOUNT WHICH IS LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU, NEWCO SHALL BE ENTITLED TO WITHHOLD AN AMOUNT EQUAL TO 25% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE CERTIFICATE LIMIT (AND NEWCO SHALL BE ENTITLED TO WITHHOLD AN ADDITIONAL 12% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE ESTIMATED PROCEEDS SPECIFIED IN YOUR QUEBEC CERTIFICATE IF YOU ARE A CORPORATION). ANY AMOUNTS SO WITHHELD WILL BE REMITTED AT THE TIMES AND IN THE MANNER DESCRIBED ABOVE. YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

RESIDENTS OF THE UNITED STATES - SECTION 116 CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH CCRA TO APPLY FOR A SECTION 116 CERTIFICATE ON BEHALF OF CERTAIN NON-RESIDENT BENEFICIAL HOLDERS WHO ARE RESIDENT IN THE UNITED STATES. IF YOU ARE A BENEFICIAL HOLDER RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A SECTION 116 CERTIFICATE YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL:

(I)  YOU MUST BE RESIDENT IN THE UNITED STATES, AND NOT BE A TRUST (EXCLUDING AN
     IRA), A PARTNERSHIP OR AN LLC;

(II) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(III) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THIS CIRCULAR) AND RETURN IT WITH THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED IN THE LETTER OF TRANSMITTAL; AND

(IV) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS. FOR INDIVIDUALS, THIS MAY CONSIST OF A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN OR A LETTER FROM THE IRS CONFIRMING YOUR UNITED STATES RESIDENCY STATUS. IF YOU ARE A CORPORATION, YOU MUST ATTACH COPIES OF YOUR CHARTER AND YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF ON THE DISPOSITION OF YOUR CINAR SHARES YOU WILL REALIZE A LOSS, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHO ARE RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING A LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES AND WHO, IN EACH CASE, DO NOT BENEFICIALLY OWN MORE THAN 10,000 CINAR SHARES, OTHER THAN TRUSTS (EXCLUDING IRAS), PARTNERSHIPS OR LLCS, YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY:

(I) A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER WHO IS A RESIDENT OF THE UNITED STATES AND ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(II) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHO DO NOT MEET THE FOREGOING CONDITIONS WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME THEIR OWN SECTION 116 CERTIFICATES, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDERS AND WILL REMIT ANY AMOUNT SO WITHHELD TO THE CCRA.

RESIDENTS OF THE UNITED STATES - QUEBEC CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH THE MRQ TO APPLY FOR A QUEBEC CERTIFICATE ON BEHALF OF CERTAIN BENEFICIAL HOLDERS WHICH ARE CORPORATIONS RESIDENT IN THE UNITED STATES, OTHER THAN LLCS. IF YOU ARE A BENEFICIAL HOLDER WHICH IS A CORPORATION, OTHER THAN AN LLC, RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A QUEBEC CERTIFICATE, YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL:

(I)  YOU MUST BE A CORPORATION, OTHER THAN AN LLC;

(II) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(III) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THIS CIRCULAR) AND RETURN IT WITH THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED ON THE LETTER OF TRANSMITTAL; AND

(IV) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS CONSISTING OF A COPY OF YOUR CORPORATE CHARTER AND A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF YOU WILL REALIZE A LOSS ON THE DISPOSITION OF YOUR CINAR SHARES, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING A LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTION OF THE LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY MUST SEND TO THE
DEPOSITARY:

(I) A LIST SETTING OUT THE NAME AND ADDRESS OF THE BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHICH ARE CORPORATIONS, OTHER THAN LLCS, ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(II) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION WHICH DOES NOT MEET THE FOREGOING CONDITIONS, INCLUDING AN LLC, WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME ITS OWN QUEBEC CERTIFICATE, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDER AND WILL REMIT ANY AMOUNT SO WITHHELD TO THE MRQ.

NO ASSURANCE NEWCO WILL OBTAIN SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE

WHILE NEWCO WILL MAKE REASONABLE COMMERCIAL EFFORTS TO OBTAIN A SECTION 116 CERTIFICATE AND A QUEBEC CERTIFICATE ON BEHALF OF NON-RESIDENTS WHO COMPLY WITH THE FOREGOING REQUIREMENTS WITHIN THE PARAMETERS FOR OBTAINING SUCH SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE SET OUT BY CCRA AND THE MRQ, RESPECTIVELY, THERE IS NO ASSURANCE THAT NEWCO WILL OBTAIN SUCH A SECTION 116 CERTIFICATE AND/OR A QUEBEC CERTIFICATE ON A TIMELY BASIS OR AT ALL.

DISSENT RIGHTS

CINAR Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their CINAR Shares. The Dissent Procedures require that a CINAR Shareholder who wishes to dissent must provide a Dissent Notice to CINAR not later than 5:00 p.m. (Eastern time) on the second Business Day preceding the Meeting. IT IS IMPORTANT THAT CINAR SHAREHOLDERS WHO WISH TO EXERCISE THEIR DISSENT RIGHTS STRICTLY COMPLY WITH THIS REQUIREMENT, WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA WHICH WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. See the information under the heading "Dissenting Shareholder Rights" in this Circular for a description of the Dissent Procedures.

CERTAIN INCOME TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS

Beneficial Holders should read carefully the information under the heading "Tax Considerations for Beneficial Holders" in this Circular, which qualifies the information set forth below, and should consult their tax advisors.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In general, a Beneficial Holder who is resident in Canada, who holds CINAR Shares as capital property and who disposes of such shares to Newco pursuant to the Plan of Arrangement will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the CINAR Shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the CINAR Shares to the Beneficial Holder.

A Beneficial Holder who is not resident in Canada and who holds CINAR Shares as capital property will be subject to tax in Canada in respect of any capital gain realized on the sale of the CINAR Shares to Newco under the Plan of Arrangement since those shares constitute "taxable Canadian property" to such Beneficial Holder, unless they constitute "treaty-protected properties" within the meaning of the Canadian Tax Act. Whether or not a Beneficial Holder who is not resident in Canada is subject to Canadian income tax, such Beneficial Holder will be subject to the withholding and notification procedure in Section 116 of the Canadian Tax Act and, in the case of a non-resident Beneficial Holder which is a corporation, in Sections 1097 and following of the Quebec Tax Act. See "Information Concerning the Meeting - Procedure for Payment to CINAR Shareholders - Withholding Tax".

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The sale of CINAR Shares pursuant to the Plan of Arrangement, including as a result of the exercise of Dissent Rights, will be a taxable transaction for United States federal income tax purposes. Accordingly, a United States shareholder generally will recognize gain or loss in an amount equal to the difference between the amount of cash plus, if the Specified Litigation has not been subject to Final Adjudication prior to the Settlement Deadline and the Beneficial Holder has not exercised its Dissent Rights, the fair market value of any CCEs received and the Beneficial Holder's adjusted tax basis in the CINAR Shares surrendered. If the CCEs do not have a readily ascertainable fair market value, a United States shareholder would not be able to claim a loss on the sale of its CINAR Shares until such time as the CCEs have a readily ascertainable fair market value or all payments in respect of the CCEs have been received and would recognize gain, if any, with respect to the CCEs only as cash payments were received.

United States shareholders are strongly encouraged to consult with their own tax advisors regarding the tax consequences to them of selling their CINAR Shares and to read the portion of this Circular entitled "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations."

                      NOTICE TO UNITED STATES SHAREHOLDERS

CINAR IS A CANADIAN ISSUER AND HAS PREPARED THIS CIRCULAR IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. CINAR SHAREHOLDERS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

CINAR SHAREHOLDERS SHOULD BE AWARE THAT THE PROPOSED ARRANGEMENT MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. UNITED STATES INCOME TAX CONSEQUENCES FOR CINAR SHAREHOLDERS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES ARE SUMMARIZED UNDER THE HEADING "TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS", WHILE CANADIAN INCOME TAX CONSEQUENCES FOR SUCH CINAR SHAREHOLDERS ARE SUMMARIZED UNDER THE HEADING "TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS - PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - NON-RESIDENTS OF CANADA" IN THIS CIRCULAR. HOWEVER, SUCH RESIDENTS OR CITIZENS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAW TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS TO ANY STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE PROPOSED ARRANGEMENT DESCRIBED IN THIS CIRCULAR.

THE ENFORCEMENT BY CINAR SHAREHOLDERS OF CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT CINAR IS INCORPORATED UNDER THE LAWS OF CANADA, THAT MOST OF ITS DIRECTORS AND OFFICERS ARE RESIDENTS OF CANADA AND SOME OR ALL OF THE EXPERTS NAMED IN THE CIRCULAR MAY BE RESIDENTS OF CANADA, AND THAT A SUBSTANTIAL PORTION OF THE ASSETS OF CINAR AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY BE DIFFICULT FOR CINAR SHAREHOLDERS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR TO ENFORCE AGAINST THEM JUDGMENTS OF COURTS OF THE UNITED STATES PREDICATED UPON CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS OR THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE WITHIN THE UNITED STATES. UNITED STATES SHAREHOLDERS SHOULD NOT ASSUME THAT CANADIAN COURTS (I) WOULD ENFORCE JUDGMENTS OF UNITED STATES COURTS OBTAINED IN ACTIONS AGAINST CINAR OR SUCH DIRECTORS, OFFICERS AND EXPERTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES FEDERAL SECURITIES LAWS OR THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE WITHIN THE UNITED STATES OR (II) WOULD ENFORCE, IN ORIGINAL ACTIONS, LIABILITIES AGAINST CINAR OR SUCH DIRECTORS, OFFICERS AND EXPERTS PREDICATED UPON THE UNITED STATES FEDERAL SECURITIES LAWS OR ANY STATE SECURITIES OR "BLUE SKY" LAWS.

CINAR IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE U.S. EXCHANGE ACT AND, IN ACCORDANCE THEREWITH, FILES REPORTS, MANAGEMENT PROXY CIRCULARS AND OTHER INFORMATION WITH THE SEC. SUCH REPORTS, MANAGEMENT PROXY CIRCULARS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT PRESCRIBED RATES AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE SEC AT 450 FIFTH STREET, N.W., JUDICIARY PLAZA, WASHINGTON, D.C. 20549, AND FREE COPIES THEREOF MAY BE OBTAINED AT THE SEC'S INTERNET WEBSITE (HTTP://WWW.SEC.GOV). COPIES OF SUCH MATERIAL CAN ALSO BE OBTAINED BY MAIL, UPON PAYMENT OF THE SEC'S CUSTOMARY CHARGES, BY WRITING TO THE PRINCIPAL OFFICE OF THE SEC AT 450 FIFTH STREET, N.W., JUDICIARY PLAZA, WASHINGTON, D.C. 20549.

                                GLOSSARY OF TERMS

UNLESS THE CONTEXT OTHERWISE REQUIRES, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW WHEN USED IN THIS CIRCULAR. THESE DEFINED TERMS MAY NOT CONFORM EXACTLY TO THE DEFINED TERMS USED IN THE APPENDICES TO THIS CIRCULAR.

"ACQUISITION FACILITY" has the meaning ascribed thereto under the heading "Information Relating to Newco and NewCanCo - Acquisition Financing".

"ACQUISITION PROPOSAL" means any merger, amalgamation, statutory arrangement, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, material sale of shares or rights or interests therein or thereto or similar transactions involving any of the CINAR Entities, or a proposal to do so, excluding the Arrangement.

"ACT OF THE PAYEES" means any request, demand, authorization, direction, notice, consent, waiver or other action provided by the CCE Agreement to be given or taken by CCE Payees which may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such CCE Payees in person or by their agents duly appointed in writing; and, except as otherwise expressly provided in the CCE Agreement, such action shall become effective when such instrument or instruments, executed by the requisite percentage of the CCE Payees in accordance with the CCE Agreement, are delivered to the members of the Litigation Committee and, where it is expressly required by the CCE Agreement, to CINAR and the Manager. Unless otherwise expressly provided to the contrary in the CCE Agreement, the Act of the Payees holding a majority of the outstanding CCEs shall constitute the Act of the Payees.

"AFFILIATE" has the meaning ascribed thereto by the CBCA on the date of the CCE Agreement.

"AFR" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Owning CCEs" in this Circular.

"AGGREGATE CCE AMOUNT" means an amount equal to the CCE Net Litigation Proceeds, multiplied by the CCE Percentage.

"AGGREGATE CONSIDERATION" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"AGGREGATE INTERIM PAYMENT AMOUNT" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"AMALCO" means the corporation resulting from the amalgamation of Newco and CINAR at the Effective Time pursuant to the Arrangement.

"APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self regulatory organizations, as set out in Schedule 1.1A to the Arrangement Agreement.

"ARRANGEMENT" means the arrangement involving Newco, NewCanCo and CINAR under section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order.

"ARRANGEMENT AGREEMENT" means the Arrangement Agreement between Newco and CINAR made as of October 30, 2003, a copy of which is attached as Appendix A to this Circular, providing for, among other things, the Arrangement, as same may be amended from time to time.

"ARRANGEMENT RESOLUTION" means the special resolution of the CINAR Shareholders concerning the Plan of Arrangement, substantially in the form set out in Appendix E to this Circular.

"ARTICLES OF ARRANGEMENT" means the articles of arrangement of CINAR to be filed with the Director in connection with the Arrangement.

"ASSIGNMENT OF RIGHTS AGREEMENT" has the meaning ascribed thereto under the heading "The Arrangement - Interests of Certain Persons in the Arrangement - Turnstile" in this Circular.

"ASSOCIATE" has the meaning ascribed thereto by the CBCA.

"AUTHORISATION LETTER" means the letter to be executed by certain Non-Residents who are residents of the United States, a copy of which is included with this Circular, authorising Newco to, among other things, apply for a Section 116 Certificate and, where applicable, a Quebec Certificate on behalf of such Non-Residents.

"BENEFICIAL HOLDER" has the meaning ascribed thereto under the heading "Information Concerning the Meeting - Beneficial Holders of CINAR Shares" in this Circular.

"BOARD OF DIRECTORS" means the board of directors of CINAR.

"BRB" means BRB International, S.A.

"BRB LITIGATION" has the meaning ascribed thereto under the heading "Specified Litigation - BRB" in this Circular.

"BREAK FEE" means the fee in the amount of US$2,875,000 payable by CINAR to Newco in the circumstances described under the heading "The Arrangement Agreement - Termination and Payment of Break Fees and Expenses".

"BUSINESS DAY" means any day other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Montreal, Quebec or Toronto, Ontario, are not open for business during normal banking hours.

"CANADIAN TAX ACT" means the INCOME TAX ACT (Canada), as amended.

"CARSON-DELLOSA" means Carson-Dellosa Publishing Company, Inc, a corporation incorporated under the laws of North Carolina.

"CASH EQUIVALENTS" means: (a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;
(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least investment grade by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and (c) commercial paper rated at least investment grade or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; in each case either maturing within 365 days after the date of acquisition or for which the Manager believes that there will be a liquid market for the resale thereof within such 365 day period.

"CASH PORTION" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as now in effect and, except where otherwise expressly provided in this Circular, as it may be amended from time to time prior to the Effective Date.

"CCE" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"CCE AGREEMENT" means the contingent cash entitlement agreement to be dated as of the Effective Date among NewCanCo, CINAR, G. Wesley Voorheis and Lisa de Wilde pursuant to which the CCEs are to be created and allocated.

"CCE AMOUNT" means for each CCE the amount determined by dividing the Aggregate CCE Amount by the total number of CCEs outstanding on the CCE Payment Date.

"CCE DEDUCTIBLE PORTION" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE DEDUCTIBLE PORTION OF EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE NET LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE NET LITIGATION PROCEEDS CERTIFICATE" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE PAYEE" means a Person who appears in the CCE Register as having a CCE.

"CCE PAYMENT DATE" means the date on which the CCE Amount is paid by the Manager to the CCE Payees, which shall be established pursuant to the CCE Agreement (or the date on which it is determined by a majority of the members of the Litigation Committee that the CCE Net Litigation Proceeds shall be nil or a negative amount).

"CCE PERCENTAGE" means 70% multiplied by, in the case that any CINAR Shareholders validly exercise their Dissent Rights and are ultimately entitled to be paid fair value for their CINAR Shares, a fraction, the numerator of which shall be the aggregate number of CINAR Shares in respect of which CINAR Shareholders (i) do not validly exercise their Dissent Rights, or (ii) validly exercise their Dissent Rights, but are ultimately not entitled, for any reason, to be paid fair value for their CINAR Shares, and the denominator of which shall be the number of CINAR Shares issued and outstanding immediately prior to the Effective Time.

"CCE REGISTER" means the register which the Manager shall cause to be kept at the Manager's principal office in which the Manager shall provide for the registration of CCEs.

"CCE TAX BENEFITS" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE TAXABLE PORTION" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCE TAXES" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"CCRA" means the Canada Customs and Revenue Agency.

"CDS" means The Canadian Depository for Securities Limited and any successor to its depository business.

"CEASE-TRADE ORDERS" means the cease-trade orders issued by the securities regulatory authorities in the provinces of Quebec, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia.

"CFC" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares" in this Circular.

"CINAR" means CINAR Corporation, a corporation incorporated under the laws of Canada and, with respect to the period after the Effective Time, where the context requires, any reference to CINAR shall be deemed to be a reference to Amalco.

"CINAR ACTION" has the meaning ascribed thereto under the heading "Specified Litigation - Weinberg and Charest" in this Circular.

"CINAR ARTICLES" means the articles of incorporation of CINAR, as amended and currently in force.

"CINAR BY-LAWS" means the by-laws of CINAR, as currently in force.

"CINAR EDUCATION" means CINAR Education, Inc., a corporation incorporated under the laws of Delaware.

"CINAR ENTITIES" means, collectively, CINAR and its Subsidiaries.

"CINAR MEMBER" has the meaning ascribed thereto under the heading "CCEs - Litigation Committee".

"CINAR OPTIONS" means the issued and outstanding options to purchase Limited Voting Shares granted under the CINAR Stock Option Plan.

"CINAR OPTIONHOLDERS" means the holders of CINAR Options.

"CINAR PERFORMANCE UNIT PLAN" means the Performance Unit Plan of CINAR for key employees, senior officers and outside directors of CINAR, as amended.

"CINAR PERFORMANCE UNITS" means the performance units granted under the CINAR Performance Unit Plan.

"CINAR SHAREHOLDERS" means the registered holders of CINAR Shares.

"CINAR SHARES" means the Multiple Voting Shares and Limited Voting Shares.

"CINAR STOCK OPTION PLAN" means the CINAR Stock Option Plan, as amended to the date of the Arrangement Agreement.

"CIRCULAR" means this management proxy circular, including all appendices hereto, to be sent to the CINAR Shareholders in connection with the Meeting.

"CLAIM" means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding.

"CLIFFORD INVESTMENT" has the meaning ascribed thereto under the heading "The Arrangement - Interests of Certain Persons in the Arrangement - Turnstile" in this Circular.

"CODE" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations" in this Circular.

"COMPENSATION COMMITTEE" has the meaning ascribed thereto under the heading "Executive Compensation - Report on Executive Compensation by the Management Resources and Compensation Committee" in this Circular.

"CONFIDENTIALITY AND STANDSTILL AGREEMENT" has the meaning ascribed thereto under the heading "The Arrangement - Background and Reasons for the Arrangement" in this Circular.

"COURT" means the Superior Court of Quebec.

"CVMQ" means the Commission des valeurs mobilieres du Quebec.

"DEDUCTIBLE PORTION" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"DEDUCTIBLE PORTION OF EXPENSES" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"DEMAND FOR PAYMENT" has the meaning ascribed thereto under the heading "Dissenting Shareholder Rights" in this Circular.

"DEPOSITARY" means Computershare Trust Company of Canada at its office set out in the Letter of Transmittal.

"DETERMINATIONS" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"DIRECTOR" means the Director appointed under Section 260 of the CBCA.

"DISSENT NOTICE" means a written objection to the Arrangement Resolution made by a CINAR Shareholder in accordance with the Dissent Procedures.

"DISSENT PROCEDURES" means the dissent procedures described under the heading "Dissenting Shareholder Rights" in this Circular.

"DISSENT RIGHTS" means the rights of a CINAR Shareholder to dissent in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

"DISSENTING SHAREHOLDER" means a CINAR Shareholder who dissents in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

"DPSP" means a deferred profit sharing plan.

"EDUCATION DIVISION COMPANIES" means CINAR Education, CINAR Multimedia Education Limited and any Subsidiaries thereof.

"EFFECTIVE DATE" means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA.

"EFFECTIVE TIME" means 12:01 a.m. (Eastern time) on the Effective Date.

"EMPLOYEE EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Litigation Committee" in this Circular.

"EMPLOYMENT AGREEMENT" has the meaning ascribed thereto under the heading "The Arrangement - Interests of Certain Persons in the Arrangement - Turnstile" in this Circular.

"EXPENSES" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"FINAL ADJUDICATION" means, in respect of any Specified Litigation, that such Specified Litigation has been fully and finally settled or subject to final binding (without right of appeal) adjudicative determination.

"FINAL ORDER" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"FIRM" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"FIRM EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"FOUNDER OPTION PROCEEDINGS" means the proceedings relating to the Founder Options which the Founders were claiming the due exercise of, while CINAR was maintaining the position that the Founder Options were not duly exercised and that the issuance of CINAR Shares pursuant to the purported exercise of the Founder Options was not permitted by Law prior to expiry of such options, and which proceedings were the subject of a final and binding decision of an arbitration panel dated November 28, 2003.

"FOUNDER OPTIONS" means the CINAR Options to acquire up to 840,000 CINAR Shares which were the subject of the Founder Option Proceedings.

"FOUNDERS" means Ronald Weinberg, Micheline Charest, 153114 Canada Inc. and 295055 Canada Inc.

"FOURNIER LITIGATION" has the meaning ascribed thereto under the heading "Specified Litigation - Louis Fournier" in this Circular.

"GLOBE-X COMPANIES" means Globe-X Management Ltd. and Globe-X Canadiana, Ltd.

"GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"GRANT PRICE" has the meaning ascribed thereto under heading "Executive Compensation - Compensation Pursuant to Performance Incentive Plans - CINAR Performance Unit Plan" in this Circular.

"GROSS INTERIM PAYMENT AMOUNT" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"HIGHREACH LEARNING" means HighReach Learning, Inc., a corporation incorporated under the laws of North Carolina.

"INDEPENDENT MEMBER" has the meaning ascribed thereto under the heading "CCEs - Litigation Committee" in this Circular.

"INTEREST EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Funding of Litigation" in this Circular.

"INTERIM MANAGER AMOUNT" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Appendix B-II to this Circular.

"INTERIM PAYMENT AMOUNT" for each CCE equals the amount determined by dividing the Aggregate Interim Payment Amount by the total number of CCEs outstanding on the date that the payment of the Aggregate Interim Payment Amount is made to the CCE Payees.

"INTERMEDIARY" has the meaning ascribed thereto under the heading "Information Concerning the Meeting - Beneficial Holders of CINAR Shares" in this Circular.

"IRA" means an individual retirement account.

"IRS" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations" in this Circular.

"LAWS" means all laws, statutes, regulations, statutory rules, codes, ordinances, decrees, rules, standards, orders-in council, by-laws, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority (including stock exchanges or markets), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"LETTER OF AGREEMENT" has the meaning ascribed thereto under the heading "The Arrangement - Background and Reasons for the Arrangement" in this Circular.

"LETTER OF TRANSMITTAL" means the letter of transmittal for use by CINAR Shareholders, delivered with this Circular which, when duly completed and returned to the Depositary together with the certificate(s) representing a CINAR Shareholder's CINAR Shares and all other required documents, will enable a CINAR Shareholder to receive the Aggregate Consideration (less any applicable withholding or other taxes) payable in respect of his, her or its CINAR Shares.

"LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of CINAR.

"LITIGATION ACCOUNT" has the meaning ascribed thereto under the heading "CCEs - Segregation of Cash Proceeds" in this Circular.

"LITIGATION COMMITTEE" has the meaning ascribed thereto under the heading "CCEs
- Litigation Committee" in this Circular.

"LITIGATION COMMITTEE EXPENSES" has the meaning ascribed thereto under the heading "CCEs - Litigation Committee" in this Circular.

"LITIGATION PAYMENTS" means all compensation, damages, penalties, interest, costs and other payments in the form of cash or Cash Equivalents, if any, paid, payable or to become payable by the CINAR Entities in or in relation to the Specified Litigation or in respect of any Third Party Rights, whether such compensation, damages, penalties, interest, costs or other payments are paid, payable or will become payable pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement agreement (whether paid or becoming payable before or after the date of the CCE Agreement). For greater certainty, the set-off by any of the CINAR Entities of any Litigation Proceeds against any Litigation Payment which would otherwise have been payable by any of the CINAR Entities shall be deemed to be a payment by the CINAR Entities of such Litigation Payment.

"LITIGATION PROCEEDS" means all compensation, damages, penalties, interest, costs and other payments in the form of cash or Cash Equivalents, if any, received by the CINAR Entities in the Specified Litigation, whether such compensation, damages, penalties, interest, costs or other payments are recovered or received pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement agreement (whether received before or after the date of the CCE Agreement). For greater certainty, the set-off by any of the CINAR Entities of any Litigation Proceeds against any Litigation Payment which would otherwise have been payable by any of the CINAR Entities shall be deemed to be a receipt by the CINAR Enities of such Litigation Proceeds.

"LLC" means a limited liability company.

"MANAGER" means NewCanCo.

"MANAGER MEMBER" has the meaning ascribed thereto under the heading "CCEs - Litigation Committee" in this Circular.

"MATERIAL ADVERSE CHANGE" (i) when used in connection with CINAR, means any change, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the CINAR Entities on a consolidated basis other than any change, effect, event or occurrence relating to (A) the global economy or securities markets in general; (B) any change in the trading price of the CINAR Shares related to the Arrangement or unrelated to any change, effect, event, occurrence or state of facts which is or could reasonably be expected to be material and adverse to the business, assets, liabilities, operations or financial condition of the CINAR Entities, and (ii) when used in connection with the Education Division Companies means any change, effect, event or occurrence (other than relating to the global economy in general) in respect of the Education Division Companies that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Education Division Companies on a consolidated basis.

"MATERIAL ADVERSE EFFECT" (i) when used in connection with CINAR, means any matter, condition, event, development or action that has an effect that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the CINAR Entities on a consolidated basis other than any change, effect, event or occurrence relating to (A) the global economy or securities markets in general; (B) any change in the trading price of the CINAR Shares related to the Arrangement or unrelated to any change, effect, event, occurrence or state of facts which is or could reasonably be expected to be material and adverse to the business, assets, liabilities, operations or financial condition of the CINAR Entities, and (ii) when used in connection with the Education Division Companies means any matter, condition, event, development or action (other than relating to the global economy in general) in respect of the Education Division Companies that has an effect that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Education Division Companies on a consolidated basis.

"MEETING" means the special meeting of CINAR Shareholders, including any adjournments and postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement and the reduction of the stated capital of the Limited Voting Shares.

"MEETING MATERIALS" has the meaning ascribed thereto under the heading "Information Concerning the Meeting - Beneficial Holders of CINAR Shares" in this Circular.

"MERRILL LYNCH" means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

"MERRILL LYNCH FAIRNESS OPINION" means the written opinion dated October 30, 2003 from Merrill Lynch delivered to the Board of Directors in connection with the Arrangement, a copy of which is attached as Appendix G to this Circular.

"MOTION TO DISMISS A TRUSTEE" has the meaning ascribed thereto under the heading "Specified Litigation - Weinberg and Charest" in this Circular.

"MRQ" means the ministere du Revenu du Quebec.

"MULTIPLE VOTING SHARES" means the Variable Multiple Voting Shares in the capital of CINAR.

"NASDAQ" means the NASDAQ National Market.

"NAMED EXECUTIVE OFFICERS" has the meaning ascribed thereto under the heading "Executive Compensation - Compensation of Named Executive Officers" in this Circular.

"NET LITIGATION AMOUNT" means an amount equal to the Net Litigation Proceeds, less the aggregate of US$400,000 and any costs and expenses, including legal fees and disbursements, incurred by Amalco or its predecessor corporations in collecting any portion of the Net Litigation Proceeds which has not been received in full by CINAR prior to the Settlement Deadline.

"NET LITIGATION PROCEEDS" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"NEWCANCO" means 3918203 Canada Inc., a corporation incorporated under the laws of Canada.

"NEWCO" means 4113683 Canada Inc., a corporation incorporated under the laws of Canada, which is a wholly-owned subsidiary of NewCanCo, and with respect to the period after the Effective Time, where the context requires, any reference to Newco shall be deemed to be a reference to Amalco.

"NEWCO PARTIES" has the meaning ascribed thereto under the heading "Information Relating to Newco and NewCanCo" in this Circular.

"NON-RESIDENT" means a Person who beneficially owns CINAR Shares who has not established to the satisfaction of Newco that at all relevant times, for the purposes of the Canadian Tax Act, he is resident, or deemed to be resident, in Canada.

"NOTICE OF AGREEMENT" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"NOTICE OF MEETING" means the notice of special meeting of CINAR Shareholders accompanying this Circular.

"NOTICE OF OBJECTION" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"OFFER" has the meaning ascribed thereto under the heading "The Arrangement - Voting Support Agreement" in this Circular.

"OFFER TO PAY" means a written offer by CINAR to pay a Dissenting Shareholder the fair value of the Dissenting Shareholder's CINAR Shares.

"OSC" means the Ontario Securities Commission.

"OSC RULE 61-501" means OSC Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions, as in effect on the date hereof.

"PERSON" includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

"PFIC" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares" in this Circular.

"PINK SHEETS" has the meaning ascribed thereto under the heading "The Arrangement - Recommendation of the Board of Directors" in this Circular.

"PLAN OF ARRANGEMENT" means the plan of arrangement proposed under section 192 of the CBCA substantially in the form of Appendix C attached to this Circular, as amended, modified or supplemented from time to time in accordance with
Section 7.1 of the Arrangement Agreement or in accordance with any direction of the Court.

"POLICY Q-27" means CVMQ Policy Statement Q-27 - Protection of Minority Securityholders in the Course of Certain Transactions, as in effect on the date hereof.

"PRE-EFFECTIVE DATE PERIOD" means the period beginning on the date of execution of the Arrangement Agreement to and including the Effective Time.

"PRIME" means the annual rate of interest announced by the Royal Bank of Canada from time to time as being a reference rate then in effect for determining interest rates on commercial loans made in Canadian dollars in Canada.

"PRINCIPAL SHAREHOLDERS" means Ronald Weinberg, Micheline Charest, 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc. and McRaw Holdings Inc.

"PROPERTIES" has the meaning ascribed thereto under the heading "The Arrangement
- Interests of Certain Persons in the Arrangement - Turnstile" in this Circular.

"QUEBEC CERTIFICATE" means a certificate issued by the MRQ pursuant to section 1098 or 1100 of the Quebec Tax Act.

"QUEBEC TAX ACT" means the TAXATION ACT (Quebec) as amended.

"RECORD DATE" means January 16, 2004, the date fixed by the Interim Order for the purpose of determining the CINAR Shareholders entitled to receive notice of the Meeting.

"RELEASE" means the release dated October 30, 2003 executed by the Principal Shareholders in favour of the Releasees.

"RELEASEES" means CINAR and all its subsidiaries and affiliates and their respective directors, officers (past, present and future) personally and in their capacities as such and their representatives and agents (past, present and future) and Newco and all its subsidiaries and affiliates and their respective directors, officers and shareholders (past, present and future).

"RESP" means a registered education savings plan.

"RESOLUTION" has the meaning ascribed thereto under the heading "CCEs - Payment of CCE Amount" in this Circular.

"RRIF" means a registered retirement income fund.

"RRSP" means a registered retirement savings plan.

"SEC" means the United States Securities and Exchange Commission.

"SECTION 116 CERTIFICATE" means a certificate issued by the CCRA pursuant to subsection 116(2) or 116(4) of the Canadian Tax Act.

"SECURITIES DEPOSITORY" means CDS and the Depository Trust & Clearing Corporation and any successor to its depository business and any other Person recognized as a depository by a securities regulatory authority in Canada or the United States.

"SETTLEMENT DEADLINE" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"SETTLEMENT DECISION" means any decision to grant consent to the settlement of any aspect or portion of the Specified Litigation or otherwise to dismiss with prejudice any claim of or against a CINAR Entity in the Specified Litigation (and any other determination specified in Section 5.1(b) of the CCE Agreement relating to such a decision).

"SPECIFIED LITIGATION" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"STATED CAPITAL RESOLUTION" has the meaning ascribed thereto under the heading "Reduction of Stated Capital" in this Circular.

"STRATEGIC DECISION" means, with respect to the Specified Litigation, any decision that involves the appeal of any aspect of the case (whether after a verdict or on an interlocutory basis), the addition of any Claim or party, changing legal counsel or the basis for payment of the fees of counsel, any admission of liability with respect to any Claim against a CINAR Entity in the Specified Litigation, or any other proposed decision or determination that, in the opinion of outside counsel representing the CINAR Entities in the Specified Litigation, represents a material change or development in strategy with respect to the Specified Litigation and results in a substantial likelihood that the recovery or receipt by the CINAR Entities of any amount of Litigation Proceeds (whether pursuant to a court order at trial or upon appeal or pursuant to the terms of any settlement agreement) will be delayed or the payment of any amount of Litigation Payments (whether pursuant to a court order at trial or upon appeal or pursuant to the terms of any settlement agreement) will be accelerated; provided, however, a Strategic Decision shall not include any action that constitutes (in whole or in part) a Settlement Decision.

"SUBSIDIARY" has the meaning ascribed thereto in the CBCA on October 30, 2003.

"SUPERIOR PROPOSAL" means an unsolicited BONA FIDE written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with financial advisors and outside counsel advising the Board of Directors, that:
(i) the failure to consider, negotiate or discuss (and provide non-public information in response to) such Acquisition Proposal would be inconsistent with its fiduciary duties; and (ii) such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is: (A) more favourable to the CINAR Shareholders than the Arrangement; and (B) has a value per CINAR Share greater than the per share value attributable thereto under the Arrangement.

"TAIL PERIOD" has the meaning ascribed thereto under the heading "The Arrangement - Voting Support Agreement" in this Circular.

"TAX BENEFITS" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"TAXABLE PORTION" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"TAXES" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"TERMINATION DATE" means the third anniversary of the execution of the CCE Agreement, subject to extension pursuant to Section 7.1 the CCE Agreement.

"THIRD PARTY RIGHTS" has the meaning ascribed thereto under the heading "The Arrangement Agreement - Consideration Payable" in this Circular.

"TSX" means the Toronto Stock Exchange.

"TURNSTILE" means Turnstile Entertainment, LLC.

"TURNSTILE SETTLEMENT AGREEMENT" has the meaning ascribed thereto under the heading "The Arrangement - Interests of Certain Persons in the Arrangement - Turnstile" in this Circular.

"UNCONNECTED U.S. SHAREHOLDERS" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations" in this Circular.

"UNITED STATES SHAREHOLDER" has the meaning ascribed thereto under the heading "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares" in this Circular.

"U.S. EXCHANGE ACT" means the United States SECURITIES EXCHANGE ACT OF 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. SECURITIES ACT" means the United States SECURITIES ACT OF 1933, as amended, and the rules and regulations promulgated thereunder.

"VOTING INSTRUCTION FORM" has the meaning ascribed thereto under the heading "Information Concerning the Meeting - Beneficial Holders of CINAR Shares" in this Circular.

"VOTING SUPPORT AGREEMENT" means the voting support agreement dated October 30, 2003 among the Founders and Newco.

"VOTING TRUST AGREEMENT" has the meaning ascribed thereto under the heading "Information Concerning the Meeting - Voting Shares and Principal Holders" in this Circular.

"WEINBERG DEFENDANTS" has the meaning ascribed thereto under the heading "Specified Litigation - Weinberg and Charest" in this Circular.

--------------------------------------------------------------------------------
For assistance in voting your CINAR Shares, if you require additional proxy materials or if you have any questions concerning the Letter of Transmittal or withholding tax requirements, PLEASE CONTACT:

                             Georgeson Shareholder

                           66 Wellington Street West
                             TD Tower - Suite 5210
                            Toronto Dominion Centre
                            Toronto, Ontario M5K 1J3

              English and French North American Toll Free Number:

                                 1-866-666-5217
--------------------------------------------------------------------------------

                       INFORMATION CONCERNING THE MEETING

MANAGEMENT PROXY CIRCULAR

NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATION WITH RESPECT TO MATTERS SET FORTH IN THIS CIRCULAR AND, IF GIVEN OR MADE, SUCH REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO ACQUIRE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR PROXY SOLICITATION.

Unless otherwise indicated: (a) the information set out in this Circular is given as of January 14, 2004; and (b) all dollar amounts set out in this Circular are expressed in Canadian funds.

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CINAR for use at the Meeting to be held at 11:00 a.m. (Eastern time) on Tuesday, February 17, 2004 in the Salon Hochelaga 4, Fairmont Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, Canada and at any adjournment of the Meeting. AT THE MEETING, HOLDERS OF LIMITED VOTING SHARES WILL CONSIDER AND VOTE UPON THE STATED CAPITAL RESOLUTION AND ALL CINAR SHAREHOLDERS WILL CONSIDER AND VOTE UPON THE ARRANGEMENT RESOLUTION.

THE BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CINAR. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF LIMITED VOTING SHARES VOTE FOR THE STATED CAPITAL RESOLUTION AND THAT CINAR SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AT THE MEETING. The Stated Capital Resolution will only be implemented if the Arrangement Resolution is passed by CINAR Shareholders. The Arrangement cannot be completed if the Stated Capital Resolution is not approved. See "Reduction of Stated Capital", "The Arrangement
- Background and Reasons for the Arrangement" and "The Arrangement - Recommendation of the Board of Directors".

The solicitation of proxies will be conducted primarily by mail. Certain proxies may also be solicited by telephone, fax, e-mail, the Internet, advertisement or in person by directors, officers or employees of CINAR, for which no additional compensation will be paid, or by employees of Georgeson Shareholder Communications Inc. CINAR has retained the services of Georgeson Shareholder Communications Inc. to solicit proxies from CINAR Shareholders in Canada and the United States on behalf of management of CINAR for use at the Meeting. Georgeson Shareholder Communications Inc. is also available to CINAR Shareholders to respond to questions concerning voting CINAR Shares, completion of the Letter of Transmittal and satisfaction of withholding tax requirements and to provide further proxy material if required. CINAR will compensate Georgeson Shareholder Communications Inc. for its services, including reimbursement for expenses, and will indemnify Georgeson Shareholder Communications Inc. in respect of certain liabilities which may be incurred by it in performing these services. Such compensation is not expected to exceed $100,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the forms of proxy and other materials relating to the Meeting has been or will be borne by CINAR. Except for the fees payable to Georgeson Shareholder Communications Inc., CINAR does not anticipate paying any commission or remuneration to any broker, dealer, salesman or other person for soliciting proxies.

APPOINTMENT OF PROXYHOLDERS

THE PERSONS APPOINTED AS PROXYHOLDER IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF CINAR. A CINAR SHAREHOLDER MAY APPOINT A PERSON OTHER THAN THOSE DESIGNATED IN THE ENCLOSED FORM OF PROXY TO ACT AS HIS OR HER PROXYHOLDER AND ATTEND AND VOTE ON HIS OR HER BEHALF AT THE MEETING. TO DO SO, THE CINAR SHAREHOLDER MUST EITHER STRIKE THE NAMES OF THE PERSONS DESIGNATED ON THE FORM OF PROXY AND INSERT THE NAME OF ANOTHER PERSON IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY OR COMPLETE ANOTHER ACCEPTABLE FORM OF PROXY. THE PERSON DESIGNATED BY THE CINAR SHAREHOLDER TO ACT AS A PROXYHOLDER NEED NOT BE A CINAR SHAREHOLDER.

In all cases, a duly completed form of proxy must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than the close of business on the last business day prior to the date of the Meeting, or with the Chairman of the Meeting prior to the commencement of the Meeting.

REVOCATION OF PROXIES

A CINAR Shareholder may revoke his or her proxy at any time before it is acted upon by delivering an instrument in writing executed by the CINAR Shareholder or by the CINAR Shareholder's attorney authorized in writing or, if the CINAR Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to the registered office of CINAR (1055 Rene-Levesque Blvd. East, Montreal, Quebec, Canada H2L 4S5) at any time up to the close of business on the last business day prior to the date of the Meeting, or to the Chairman of the Meeting prior to the commencement of the Meeting, or in any other manner permitted by law.

DISCRETION EXERCISED BY PROXIES

During any vote by ballot, the persons named in the enclosed forms of proxy will exercise the voting rights attached to the CINAR Shares from which they derive their powers according to the instructions received from the authorizing CINAR Shareholder regarding any matter on which a decision is foreseen. UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE VOTING RIGHTS ATTACHED TO CINAR SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES APPOINTING THE PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ENCLOSED FORMS OF PROXY WILL BE VOTED BY THE PERSONS DESIGNATED IN SUCH PRINTED PORTION FOR THE ARRANGEMENT RESOLUTION AND FOR THE STATED CAPITAL RESOLUTION.

THE BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CINAR. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF LIMITED VOTING SHARES VOTE FOR THE STATED CAPITAL RESOLUTION AND THAT CINAR SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION AT THE MEETING. The Stated Capital Resolution will only be implemented if the Arrangement Resolution is passed by CINAR Shareholders. See "Reduction of Stated Capital", "The Arrangement - Background and Reasons for the Arrangement" and "The Arrangement - Recommendation of the Board of Directors". The Arrangement cannot be completed if the Stated Capital Resolution is not approved.

The form of proxy confers on the persons named therein the power to vote in their discretion regarding any amendment or modification to the business mentioned in the Notice of Meeting or regarding any other business that may properly come before the Meeting. Management of CINAR has no knowledge of amendments, modifications or other business that may come before the Meeting. Should amendments, modifications or other business properly come before the Meeting, the persons named in the form of proxy may vote according to the best of their judgment.

BENEFICIAL HOLDERS OF CINAR SHARES

ONLY CINAR SHAREHOLDERS OR THE PERSONS THEY APPOINT AS THEIR PROXIES ARE PERMITTED TO VOTE AT THE MEETING. However, in many cases, shares beneficially owned by a person (A "BENEFICIAL HOLDER") are registered either: (i) in the name of an intermediary (an "INTERMEDIARY") that the Beneficial Holder deals with in respect of the CINAR Shares, such as a securities dealer or broker, a bank, a trust company, or a trustee or administrator in the case of a self-administered RRSP, RRIF, RESP or similar plan; or (ii) in the name of a Securities Depository of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", CINAR has distributed copies of the Notice of Meeting, this Circular, the forms of proxy, the Letter of Transmittal and the Authorisation Letter (collectively, the "MEETING MATERIALS") to the Securities Depositories and Intermediaries for distribution to Beneficial Holders. Intermediaries are required to forward the Meeting Materials to Beneficial Holders, and often use a service company for this purpose. Beneficial Holders will either:

     a) typically, be provided with a computerized form (often called a "VOTING INSTRUCTION FORM") which is not signed by the Intermediary and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions from the Beneficial Holder which the Intermediary must follow. The Beneficial Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Beneficial Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Beneficial Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

     b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Beneficial Holder, but which otherwise has not been completed. In this case, the Beneficial Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

In either case, the purpose of these procedures is to permit Beneficial Holders to direct the voting of the securities which they beneficially own. A Beneficial Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

Should a Beneficial Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Holder), the Beneficial Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Beneficial Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Holder), the Beneficial Holder should strike out the names of the persons set out in the proxy form and insert the name of the Beneficial Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

IN ALL CASES, BENEFICIAL HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN, WHERE AND BY WHAT MEANS THE VOTING INSTRUCTION FORM OR PROXY FORM MUST BE DELIVERED.

DISSENTING SHAREHOLDER RIGHTS

Pursuant to the provisions of the Interim Order, CINAR Shareholders have been granted the right to dissent with respect to the Arrangement Resolution. If the Arrangement becomes effective, a CINAR Shareholder who dissents will be entitled to be paid the fair value of the CINAR Shares held by such CINAR Shareholder. This right to dissent is described in this Circular under the heading "Dissenting Shareholder Rights". The Dissent Procedures require that a CINAR Shareholder who wishes to exercise his Dissent Rights must provide a Dissent Notice to CINAR, c/o Computershare Trust Company of Canada, Attention: Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile number: (416) 981-9663, not later than 5:00 p.m. (Eastern Time) on the second Business Day preceding the Meeting. IT IS IMPORTANT THAT CINAR SHAREHOLDERS WHO WISH TO EXERCISE THEIR DISSENT RIGHTS STRICTLY COMPLY WITH THIS REQUIREMENT, WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA WHICH WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. FAILURE TO COMPLY STRICTLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF DISSENT RIGHTS.

Only CINAR Shareholders are entitled to dissent from the Arrangement Resolution. Beneficial Holders should refer to the information under the heading "Dissenting Shareholder Rights" in this Circular for a description of what they need to do to have the Dissent Rights exercised in respect of the CINAR Shares they beneficially own.

VOTING SHARES AND PRINCIPAL HOLDERS

CINAR's authorized share capital consists of an unlimited number of Multiple Voting Shares, an unlimited number of Limited Voting Shares and an unlimited number of Preferred Shares, issuable in series. As of January 14, 2004, there were 5,233,402 Multiple Voting Shares, 34,735,998 Limited Voting Shares and no Preferred Shares outstanding. Limited Voting Shares are entitled to one vote per Limited Voting Share. Multiple Voting Shares are entitled to 13.61 votes per Multiple Voting Share (rounded to the nearest one hundredth).

Pursuant to the Interim Order, the Court has fixed January 16, 2004 as the Record Date for the purposes of determining CINAR Shareholders entitled to receive notice of the Meeting. Pursuant to the CBCA, CINAR is required to prepare, no later than ten days after the Record Date, an alphabetical list of CINAR Shareholders entitled to vote as of the Record Date that shows the number of CINAR Shares held by each CINAR Shareholder. A CINAR Shareholder whose name appears on the list referred to above is entitled to vote the CINAR Shares shown opposite his or her name at the Meeting. The list of CINAR Shareholders is available for inspection by CINAR Shareholders during usual business hours at the head office of CINAR and will be available for inspection by CINAR Shareholders at the Meeting.

To be approved, the Stated Capital Resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Limited Voting Shares present in person or represented by proxy and entitled to vote at the Meeting. To be approved, the Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by holders of Multiple Voting Shares voting separately as a class and not less than two thirds of the votes cast by holders of Limited Voting Shares voting separately as a class, in each case present in person or represented by proxy and entitled to vote at the Meeting. For these purposes, any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

To the knowledge of the directors and officers of CINAR, as at January 14, 2004, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over CINAR Shares carrying more than 10% of the votes attached to any class of CINAR Shares entitled to vote in connection with any matters being proposed for consideration at the Meeting were the following:

                                                                                              PERCENTAGE OF
                                                                                               TOTAL VOTING
                                                                                              RIGHTS (OTHER
                                       PERCENTAGE                   PERCENTAGE                  THAN THOSE
                                        OF ISSUED                   OF ISSUED  PERCENTAGE    RELATING TO THE
      NAME AND            NUMBER OF     MULTIPLE      NUMBER OF      LIMITED    OF TOTAL    CINAR SHARES HELD
NAME AND MUNICIPALITY  MULTIPLE VOTING   VOTING        LIMITED       VOTING      VOTING        BY CHAREST /
OF RESIDENCE               SHARES        SHARES     VOTING SHARES    SHARES      RIGHTS        WEINBERG(1))
Micheline Charest..... 2,378,084(2)      45.44%         19,504(2)    --(3)        30.56%            --
Montreal, Quebec
Ronald A. Weinberg.... 2,633,366(4)      50.32%          2,324(4)    --(3)        33.83%            --
Montreal, Quebec
FMR Corp..............     --             --          5,312,500     15.29%         5.01%          14.07%
Boston,
Massachusetts
Heartland Advisors,
Inc.(5)...............     --             --          4,057,500     11.68%         3.83%          10.75%
Milwaukee, Wisconsin

____________________
(1) On March 15, 2002, the CVMQ approved a settlement agreement with Ms. Charest and Mr. Weinberg pursuant to which, among other things, Ms. Charest and Mr. Weinberg undertook to abstain for a period of five years, in connection with the election of directors, from exercising the voting rights attached to any CINAR Shares held by them, directly or indirectly. The settlement agreement provides that Ms. Charest and Mr. Weinberg may create a voting trust, the trustee of which shall be Canadian and shall be approved by the Director of Compliance and Enforcement of the CVMQ. In conformity with the settlement agreement, Ms. Charest and Mr. Weinberg entered into a voting trust agreement (the "VOTING TRUST AGREEMENT") on April 19, 2002 whereby Mr. Robert Despres acts as trustee for the CINAR Shares held by Ms. Charest and Mr. Weinberg, directly or indirectly, with respect to matters relating to the election of directors of CINAR.

(2) The 2,378,084 Multiple Voting Shares and 19,504 Limited Voting Shares are held by a corporation controlled by Ms. Charest.

(3)  Less than 0.1%.

(4) Of the 2,633,366 Multiple Voting Shares, 2,093,366 are held by a corporation controlled by Mr. Weinberg and 540,000 are held by Mr. Weinberg directly. Mr. Weinberg holds the 2,324 Limited Voting Shares directly.

(5) Mr. William J. Nasgovitz, the President and principal shareholder of Heartland Advisors, Inc., could be deemed, as a result of his position with, and his stock ownership of, Heartland Advisors, Inc., to be conferred voting and/or investment power over the CINAR Shares which Heartland Advisors, Inc. beneficially owns.

The CINAR By-laws provide that a quorum of CINAR Shareholders is present at a meeting of Shareholders, irrespective of the number of persons actually present at the meeting, if the holders of CINAR Shares representing at least 10% of the voting rights attached to all CINAR Shares bearing the right to vote at the meeting are present in person or represented either by proxy or by an individual acting on behalf of a body corporate or association and duly authorized by a resolution of the board of directors or governing body of the body corporate or association to represent it at meetings of CINAR Shareholders.

PROCEDURE FOR PAYMENT TO CINAR SHAREHOLDERS

If the requisite approvals are obtained from the CINAR Shareholders, the Court and certain regulatory authorities, and the Arrangement is completed, Newco will acquire all of the outstanding CINAR Shares. For CINAR Shareholders (other than CINAR Shareholders who validly exercise their Dissent Rights) to receive the Aggregate Consideration (less any applicable withholding or other taxes) payable on the acquisition of CINAR Shares, CINAR Shareholders must complete and sign the enclosed Letter of Transmittal and return it, together with the certificates representing their CINAR Shares, to the Depositary in accordance with the instructions in the Letter of Transmittal. A security return envelope is enclosed to assist CINAR Shareholders in delivering their CINAR Shares.

WITHHOLDING TAX

AS A RESULT OF THE CINAR SHARES BEING DELISTED FROM THE TSX AND NASDAQ, THE CINAR SHARES ARE "TAXABLE CANADIAN PROPERTY" FOR THE PURPOSES OF THE CANADIAN TAX ACT AND "TAXABLE QUEBEC PROPERTY" FOR THE PURPOSES OF THE QUEBEC TAX ACT. AS A RESULT, NEWCO MUST WITHHOLD AND REMIT TO CCRA 25% (AND IN THE CASE OF A CINAR SHAREHOLDER WHICH IS A CORPORATION, A FURTHER 12% MUST BE WITHHELD AND REMITTED TO THE MRQ) OF THE AGGREGATE CONSIDERATION PAYABLE TO A NON-RESIDENT FOR HIS CINAR SHARES UNLESS SUCH NON-RESIDENT PROVIDES NEWCO WITH A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT AND, IF APPLICABLE, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT. ACCORDINGLY, IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A CINAR SHAREHOLDER RESIDENT IN CANADA AND A CINAR SHAREHOLDER WHO IS A NON-RESIDENT MUST SATISFY THE FOLLOWING REQUIREMENTS, INSOFAR AS THEY ARE APPLICABLE TO HIM.

CANADIAN RESIDENTS

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER RESIDENT IN CANADA WILL BE REQUIRED TO PROVIDE THE FOLLOWING PROOF OF HIS CANADIAN RESIDENCY STATUS (THE "PROOF OF RESIDENCY") (OR OTHERWISE ESTABLISH TO THE SATISFACTION OF NEWCO THAT AT ALL RELEVANT TIMES, FOR THE PURPOSES OF THE CANADIAN TAX ACT, HE IS RESIDENT, OR DEEMED TO BE RESIDENT, IN CANADA):

(I) IF YOU ARE A BENEFICIAL HOLDER AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, YOU MUST PROVIDE YOUR SOCIAL INSURANCE NUMBER (IF YOU ARE AN INDIVIDUAL) OR YOUR TRUST NUMBER OR BUSINESS NUMBER (IF YOU ARE NOT AN INDIVIDUAL) IN THE LETTER OF TRANSMITTAL. IF YOU ARE NOT SURE WHETHER YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, PLEASE CONTACT YOUR INVESTMENT ADVISOR; OR

(II) IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF BENEFICIAL HOLDERS RESIDENT IN CANADA, OR IF A LETTER OF TRANSMITTAL IS BEING COMPLETED BY A SECURITIES DEPOSITORY FOR BENEFICIAL HOLDERS RESIDENT IN CANADA, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED, THE NUMBER AND CLASS OF CINAR SHARES HELD BY THE INTERMEDIARY OR SECURITIES DEPOSITORY, AS THE CASE MAY BE, ON BEHALF OF EACH SUCH BENEFICIAL HOLDER AND THE SOCIAL INSURANCE NUMBER (IN THE CASE OF INDIVIDUAL BENEFICIAL HOLDERS) OR TRUST NUMBER OR BUSINESS NUMBER (IN THE CASE OF BENEFICIAL HOLDERS WHO ARE NOT INDIVIDUALS) OF EACH SUCH BENEFICIAL HOLDER.

YOUR PROOF OF RESIDENCY MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

NON-RESIDENTS OF CANADA

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER WHO IS A NON-RESIDENT WILL BE REQUIRED TO PROVIDE A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER AND, IN THE CASE OF A NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR SECTION 116 CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, IF YOUR QUEBEC CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF AMALCO RECEIVES LETTERS FROM CCRA AND THE MRQ, IN A FORM SATISFACTORY TO THE DEPOSITARY AND AMALCO, CONFIRMING THAT THE REMITTANCE OF THE WITHHELD AMOUNT TO CCRA AND THE MRQ CAN BE DELAYED, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL CONTINUE TO BE HELD BY THE DEPOSITARY UNTIL THE FIRST TO OCCUR OF: (I) THE RECEIPT BY THE DEPOSITARY OF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IN WHICH CASE SUCH AMOUNT WILL BE PAID TO YOU; AND (II) THE EXPIRY OF THE TIME PERIODS SPECIFIED IN SUCH LETTERS, IN WHICH CASE SUCH AMOUNT WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF THE CERTIFICATE LIMIT OF YOUR SECTION 116 CERTIFICATE (AND YOUR QUEBEC CERTIFICATE, WHERE APPLICABLE) DELIVERED TO THE DEPOSITARY IS FOR AN AMOUNT WHICH IS LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU, NEWCO SHALL BE ENTITLED TO WITHHOLD AN AMOUNT EQUAL TO 25% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE CERTIFICATE LIMIT (AND NEWCO SHALL BE ENTITLED TO WITHHOLD AN ADDITIONAL 12% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE ESTIMATED PROCEEDS SPECIFIED IN YOUR QUEBEC CERTIFICATE IF YOU ARE A CORPORATION). ANY AMOUNTS SO WITHHELD WILL BE REMITTED AT THE TIMES AND IN THE MANNER DESCRIBED ABOVE. YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

RESIDENTS OF THE UNITED STATES - SECTION 116 CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH CCRA TO APPLY FOR A SECTION 116 CERTIFICATE ON BEHALF OF CERTAIN NON-RESIDENT BENEFICIAL HOLDERS WHO ARE RESIDENT IN THE UNITED STATES. IF YOU ARE A BENEFICIAL HOLDER RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A SECTION 116 CERTIFICATE YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL:

(I)  YOU MUST BE RESIDENT IN THE UNITED STATES, AND NOT BE A TRUST (EXCLUDING AN
     IRA), A PARTNERSHIP OR AN LLC;

(II) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(III) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THIS CIRCULAR) AND RETURN IT WITH THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED IN THE LETTER OF TRANSMITTAL; AND

(IV) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS. FOR INDIVIDUALS, THIS MAY CONSIST OF A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN OR A LETTER FROM THE IRS CONFIRMING YOUR UNITED STATES RESIDENCY STATUS. IF YOU ARE A CORPORATION, YOU MUST ATTACH COPIES OF YOUR CHARTER AND YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF ON THE DISPOSITION OF YOUR CINAR SHARES YOU WILL REALIZE A LOSS, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHO ARE RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING A LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES AND WHO, IN EACH CASE, DO NOT BENEFICIALLY OWN MORE THAN 10,000 CINAR SHARES, OTHER THAN TRUSTS (EXCLUDING IRAS), PARTNERSHIPS OR LLCS, YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY:

(I) A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER WHO IS A RESIDENT OF THE UNITED STATES AND ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(II) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHO DO NOT MEET THE FOREGOING CONDITIONS WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME THEIR OWN SECTION 116 CERTIFICATES, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDERS AND WILL REMIT ANY AMOUNT SO WITHHELD TO CCRA.

RESIDENTS OF THE UNITED STATES - QUEBEC CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH THE MRQ TO APPLY FOR A QUEBEC CERTIFICATE ON BEHALF OF CERTAIN BENEFICIAL HOLDERS WHICH ARE CORPORATIONS RESIDENT IN THE UNITED STATES, OTHER THAN LLCS. IF YOU ARE A BENEFICIAL HOLDER WHICH IS A CORPORATION, OTHER THAN AN LLC, RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A QUEBEC CERTIFICATE, YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL:

(I)  YOU MUST BE A CORPORATION, OTHER THAN AN LLC;

(II) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(III) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THIS CIRCULAR) AND RETURN IT WITH THE LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED ON THE LETTER OF TRANSMITTAL; AND

(IV) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS CONSISTING OF A COPY OF YOUR CORPORATE CHARTER AND A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF YOU WILL REALIZE A LOSS ON THE DISPOSITION OF YOUR CINAR SHARES, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING A LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, YOU MUST SO INDICATE BY COMPLETING THE APPROPRIATE SECTIONS OF THE LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY MUST SEND TO THE
DEPOSITARY:

(I) A LIST SETTING OUT THE NAME AND ADDRESS OF THE BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHICH ARE CORPORATIONS, OTHER THAN LLCS, ON WHOSE BEHALF SUCH LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(II) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION WHICH DOES NOT MEET THE FOREGOING CONDITIONS, INCLUDING AN LLC, WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME ITS OWN QUEBEC CERTIFICATE, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDER AND WILL REMIT ANY AMOUNT SO WITHHELD TO THE MRQ.

NO ASSURANCE NEWCO WILL OBTAIN SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE

WHILE NEWCO WILL MAKE REASONABLE COMMERCIAL EFFORTS TO OBTAIN A SECTION 116 CERTIFICATE AND A QUEBEC CERTIFICATE ON BEHALF OF NON-RESIDENTS WHO COMPLY WITH THE FOREGOING REQUIREMENTS WITHIN THE PARAMETERS FOR OBTAINING SUCH SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE SET OUT BY CCRA AND THE MRQ, RESPECTIVELY, THERE IS NO ASSURANCE THAT NEWCO WILL OBTAIN SUCH A SECTION 116 CERTIFICATE AND/OR A QUEBEC CERTIFICATE ON A TIMELY BASIS OR AT ALL.

PLAN OF ARRANGEMENT

The Plan of Arrangement provides that at the Effective Time, with respect to each CINAR Share (other than CINAR Shares in respect of which the CINAR Shareholder has exercised Dissent Rights).

(i) the registered holder thereof shall cease to be the registered holder of such CINAR Share and the name of such registered holder shall be removed from the register of CINAR Shareholders as of the Effective Time;

(ii) the certificate representing such CINAR Share shall be deemed to have been cancelled as of the Effective Time; and

(iii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such CINAR Share to Newco in accordance with the Plan of Arrangement.

If any CINAR Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing CINAR Shares (or an affidavit of loss and bond), together with a duly completed Letter of Transmittal and other required documents, on or before the sixth anniversary of the Effective Date, such CINAR Shareholder shall be deemed to have donated and forfeited to Amalco the cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such CINAR Shareholder pursuant to the Plan of Arrangement and any other rights under the CCEs to which such CINAR Shareholder is entitled. Subject to the previous sentence, at and after the Effective Time, any certificate formerly representing CINAR Shares shall represent only the right to receive the consideration provided in the Plan of Arrangement in accordance with the Plan of Arrangement, provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to Amalco and shall be cancelled.

Any use of mail to transmit certificate(s) for CINAR Shares and the related Letter of Transmittal is at the risk of the CINAR Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

A CINAR Shareholder who has complied with the procedures set out in this section "Procedure for Payment to CINAR Shareholders" will receive payment for his or her CINAR Shares at the time and in the manner specified under the heading "Arrangement Mechanics - Payment for CINAR Shares".

All amounts payable after the Effective Date by the Manager on or in respect of any CCEs to a payee thereof before the delivery by such payee of a duly completed Letter of Transmittal together with the certificate formerly representing such payee's CINAR Shares (or an affidavit of loss and bond) and other required documents shall be paid or made to the Depositary to be held by it in trust for such payee. All monies so held in trust by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may deem appropriate. Subject to the provisions of the Plan of Arrangement regarding the extinction of the rights of the former CINAR Shareholders, the Depositary shall pay and deliver to any such payee, as soon as reasonably practicable after the delivery to the Depositary for cancellation of the certificates formerly representing such payee's CINAR Shares (or an affidavit of loss and bond) together with a duly completed Letter of Transmittal and other required documents, all amounts, net of any applicable withholding or other taxes, held by the Depositary in trust for such payee pursuant to the Plan of Arrangement, with any interest on the funds so held in trust to be for the sole benefit of the Manager.

If any certificate which immediately prior to the Effective Time represented CINAR Shares that were acquired by Newco has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the CINAR Shareholder claiming such certificate to be lost, stolen or destroyed and the delivery of a duly completed Letter of Transmittal, in exchange for such lost, stolen or destroyed certificate, (a) within ten Business Days after the later of (i) the Effective Date, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below, Amalco will cause the Depositary:

(A) to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address specified in the Letter of Transmittal;

(B) if requested by the CINAR Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the CINAR Shareholder; or

(C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address of the CINAR Shareholder as shown on the share register maintained by CINAR immediately prior to the Effective Time;

a cheque in United States dollars representing the Cash Portion payable for such CINAR Shares, net of any applicable withholding or other taxes, and (b) within ten Business Days after the later of (i) the receipt by CINAR of all of the Net Litigation Proceeds in full, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below, Amalco will cause the Depositary:

(D) to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address specified in the Letter of Transmittal;

(E) if requested by the CINAR Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the CINAR Shareholder; or

(F) if the Letter of Transmittal neither specifies an address nor contains a request as described in (E) above, to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address of the CINAR Shareholder as shown on the share register maintained by CINAR immediately prior to the Effective Time;

a cheque in United States dollars representing the portion of the Net Litigation Amount payable for such CINAR Shares, net of any applicable withholding or other taxes. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom a cheque is to be issued shall, as a condition precedent to such issuance, give a bond satisfactory to Amalco and the Depositary in such sum as Amalco may direct or otherwise indemnify Amalco and the Depositary in a manner satisfactory to them against any claim that may be made against Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

CINAR SHAREHOLDERS WHOSE CINAR SHARES ARE REGISTERED IN THE NAME OF AN INTERMEDIARY SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING SHARE CERTIFICATES REPRESENTING THEIR CINAR SHARES. See "Information Concerning the Meeting -- Beneficial Holders of CINAR Shares".

                           REDUCTION OF STATED CAPITAL

CINAR, as the applicant for the Final Order, will be required to meet a statutory solvency test under subsection 192(2) of the CBCA. The test stipulates that CINAR will be deemed insolvent:

     (a)  if it is unable to pay its liabilities as they become due; or

     (b) if the realizable value of its assets are less then the aggregate of its liabilities and stated capital of all classes.

Although CINAR is able to pay its liabilities as they become due, CINAR has accumulated a large deficit over the past few years as a result of which the realisable value of its assets is now significantly lower than the aggregate of its liabilities and stated capital. Therefore, to not be deemed to be insolvent by paragraph (b) of subsection 192(2) of the CBCA, and to be able to use the arrangement provisions of the CBCA, CINAR is proposing to reduce the stated capital of the Limited Voting Shares. Section 38(1)(c) of the CBCA permits a corporation to reduce its stated capital by an amount that is not represented by realizable assets. At the Meeting, holders of Limited Voting Shares will be asked to consider, and if deemed advisable, to pass a special resolution (the "STATED CAPITAL RESOLUTION") to reduce the stated capital of the Limited Voting Shares by $323,206,000, and to effect such reduction by increasing CINAR's contributed surplus by the same amount and transferring such amount from contributed surplus to reduce CINAR's deficit by the same amount, provided that such reduction of the stated capital of the Limited Voting Shares will only be implemented if the Arrangement Resolution is passed by CINAR Shareholders. The reduction of the stated capital of the Limited Voting Shares will enable CINAR to meet the statutory solvency test in section 192(2) of the CBCA in anticipation of the Arrangement. A copy of the Stated Capital Resolution is attached as Appendix F to this Circular.

To be effective, the Stated Capital Resolution must be approved by at least two-thirds of the votes cast in respect thereof by holders of Limited Voting Shares, present in person or represented by proxy at the Meeting.

The reduction in the stated capital of the Limited Voting Shares will not result in any immediate tax consequences to CINAR Shareholders, but will cause a corresponding reduction in the paid-up capital of the Limited Voting Shares for Canadian income tax purposes. Holders of Limited Voting Shares should not be affected by this reduction, unless their Limited Voting Shares are subsequently purchased by CINAR itself. Holders of Limited Voting Shares who intend to exercise their Dissent Rights should refer to the heading "Tax Considerations for Beneficial Holders - Principal Canadian Federal Income Tax Considerations - Residents of Canada - Exercise of the Right to Dissent" and "Tax Considerations for Beneficial Holders - Principal Canadian Federal Income Tax Considerations - Non-Residents of Canada - Exercise of the Right to Dissent" in this Circular and consult their own tax advisors in this regard.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF LIMITED VOTING SHARES VOTE FOR THE STATED CAPITAL RESOLUTION. THE STATED CAPITAL RESOLUTION WILL ONLY BE IMPLEMENTED IF THE ARRANGEMENT RESOLUTION IS PASSED BY CINAR SHAREHOLDERS. THE ARRANGEMENT CANNOT BE COMPLETED IF THE STATED CAPITAL RESOLUTION IS NOT APPROVED.

                                 THE ARRANGEMENT

BACKGROUND AND REASONS FOR THE ARRANGEMENT

The provisions of the Arrangement Agreement are the result of arm's-length negotiations conducted among representatives of CINAR and Newco and their legal and financial advisors. The following is a summary of the events, meetings, negotiations and discussions that preceded the execution of the Arrangement Agreement.

During the past several years, CINAR has been subject to a number of extraordinary non-operating developments that have had a material adverse impact on CINAR's financial performance and its operations. These events include:

o CINAR had made certain improper claims for government incentives. During 2000, CINAR reached an agreement with the tax authorities in both the Canadian federal and Quebec tax jurisdictions under which CINAR agreed to repay amounts inappropriately received, with interest and penalties, and to withdraw outstanding applications that had been inappropriately filed;

o hundreds of related party transactions involving certain former directors and former officers of CINAR and entities controlled by these individuals were improperly recorded and not disclosed by CINAR in its previously reported financial results for the year ended November 30, 1998 and prior periods. As a result CINAR commenced a claim against Ronald Weinberg, Micheline Charest, Hasanain Panju and certain of their affiliated companies for a total of $28,620,469 in damages relating to various related party transactions and is seeking an accounting of the profits realized by Mr. Weinberg, Ms. Charest, Mr. Panju and companies controlled by them through the direct or indirect use of certain assets of CINAR. The defendants have filed pleas and counter-claims;

o in early 2000, it was discovered that CINAR had invested funds with Globe-X Management Limited, a Bahamian investment company, without the knowledge or authorization of the Board of Directors. As a result of the nature of the unauthorized investments, CINAR has been unable to recover all of the invested funds. To date CINAR has recovered in excess of US$70,000,000 and a balance of approximately US$38,000,000 remains. On January 23, 2003, CINAR increased by $59,315,360 its claim against Mr. Weinberg and Mr. Panju to recover the amount it had then failed to recover from the Globe-X Companies;

o CINAR has had to restate its financial statements for the year ended November 30, 1998 to reflect the foregoing developments, which restated statements have not been audited. In addition, CINAR was unable to issue consolidated audited financial statements for the years ended November 30, 1999 and 2000;

o concurrently with the public disclosure of the unauthorized investments and undisclosed related party transactions discussed above, trading in the CINAR Shares was halted on both the TSX and NASDAQ in March 2000. The CINAR Shares were delisted by the TSX and NASDAQ on August 30, 2001 and August 2, 2000, respectively;

o on April 19, 2000, the CVMQ issued a cease-trade order against all the securities of CINAR. Subsequently, cease-trade orders were issued by the securities regulatory authorities in the provinces of Ontario, Manitoba, Saskatchewan, Alberta and British Columbia; and

o on March 15, 2002, the CVMQ approved a settlement agreement with Ms. Charest and Mr. Weinberg pursuant to which, among other things, Ms. Charest and Mr. Weinberg undertook to abstain for a period of five years, in connection with the election of directors, from exercising the voting rights attached to any CINAR Shares held by them, directly or indirectly. Ms. Charest and Mr. Weinberg also each agreed to pay a $1,000,000 fine to the CVMQ in relation to the events described above which occurred during their tenure at CINAR. The settlement agreement provides that Ms. Charest and Mr. Weinberg may create a voting trust, the trustee of which shall be Canadian and shall be approved by the Director of Compliance and Enforcement of the CVMQ. In conformity with the settlement agreement, Ms. Charest and Mr. Weinberg entered into a voting trust agreement on April 19, 2002 whereby Mr. Robert Despres acts as trustee for the CINAR Shares held by Ms. Charest and Mr. Weinberg, directly or indirectly, with respect to matters relating to the election of directors of CINAR. At an annual and special meeting of CINAR Shareholders held on April 29, 2002, nine new directors were elected to form the Board of Directors, and an additional director was subsequently appointed.

After a change of management in early 2000, CINAR's new management engaged Merrill Lynch on July 28, 2000 to explore strategic options that would serve to maximize future shareholder value, including any proposed business combinations, partnerships or mergers. To carry out its mandate, Merrill Lynch required historical financial information and projections regarding future performance. This information was provided in early 2001. On January 26, 2001, CINAR announced that the Board of Directors had authorized Merrill Lynch to approach parties who may have had an interest in consummating a transaction involving CINAR. Merrill Lynch identified 60 parties who may have been interested in entering into a transaction with CINAR. In early 2001, Merrill Lynch provided 34 of such parties with a descriptive memorandum containing information about CINAR. Of those 34 parties, 16 submitted non-binding expressions of interest by late April 2001. Twelve parties proceeded to the second phase and were provided with more detailed information and attended presentations by CINAR's management. By July 6, 2001, eight parties had submitted bids for all of CINAR or for specific parts of CINAR's business. Of these eight, only one was felt to reflect acceptable value for CINAR Shareholders and CINAR elected to move forward with that party and granted it an exclusive period to complete an examination of CINAR's books and records. On November 6, 2001, CINAR announced that these discussions had been terminated. Subsequently, through Merrill Lynch, CINAR engaged in follow-up discussions with certain other potential buyers. However, these discussions did not lead to an acceptable offer. This process was summarized in an open letter to CINAR Shareholders dated December 4, 2001.

In the letter of December 4, 2001, CINAR announced that, notwithstanding that it believed a transaction could be entered into, it was only prepared to enter into a transaction if acceptable value could be obtained for CINAR Shareholders. Consistent with this position, in the fall of 2002, the new Board of Directors had decided to accelerate the deployment of a major restructuring plan, the principal objective of which was to assure the ongoing viability of CINAR. With this in mind, the Board of Directors recruited and hired a new President and Chief Executive Officer while at the same time continuing to communicate that it was open to considering a transaction which could maximize value for CINAR Shareholders. Merrill Lynch continued to receive enquiries in respect of a sale of the company. In early 2003, CINAR publicly reiterated several times that it was open to considering a transaction which could maximize value for CINAR Shareholders and that it was receiving enquiries in respect of the sale of CINAR through Merrill Lynch.

On April 1, 2003, at the request of Newco , Robert Despres, the Chairman of the Board of Directors, Stuart C. Snyder, CINAR's President and Chief Executive Officer, and CINAR's financial and legal advisors met with Michael Hirsh, Toper Taylor and Newco's financial and legal advisors. At this meeting, Newco presented a draft letter dated April 1, 2003 setting out proposed terms of a transaction to acquire all of the issued and outstanding CINAR Shares at a price of US$3.25 per CINAR Share payable in cash on closing. The letter also stated that the Founders had executed a voting support agreement with Newco whereby they agreed to support the proposed transaction at a price of US$3.25 per share. At the April 1, 2003 meeting, Newco requested a period of exclusivity during which they would conduct due diligence. CINAR, after consulting with its Board of Directors, advised Newco that since Newco had not yet conducted any due diligence, it was premature for CINAR to indicate whether or not it was supportive of the proposed transaction or to provide Newco with a period of exclusivity during which Newco would conduct due diligence and negotiate the terms of a transaction.

On April 29, 2003, CINAR entered into a confidentiality and standstill agreement with Newco (the "CONFIDENTIALITY AND STANDSTILL AGREEMENT") and CINAR forwarded preliminary due diligence information to Newco. Throughout the next several months, Newco requested additional due diligence information and CINAR provided this information to Newco.

During Newco's due diligence period, CINAR continued with its consideration of all strategic alternatives available to CINAR for maximizing shareholder value, including an extensive review of parties who may have had interest in participating in the sale process. Throughout the balance of the spring and summer, 2003, Merrill Lynch contacted various parties that were considered to be potentially interested in purchasing all or part of CINAR's business. From January 2003 until June 2003, twelve parties entered into confidentiality agreements with CINAR with a view to conducting a due diligence investigation of CINAR. At the same time, the Board of Directors, through its financial advisors, reviewed various strategic options, including the sale of CINAR as a whole and the sale of parts of CINAR's business. By July 2003, several parties had submitted written proposals expressing an interest in purchasing all of CINAR's business, and several additional parties made proposals to acquire parts of CINAR's business.

On June 19, 2003, Newco expressed in writing that, subject to certain conditions, it remained interested in acquiring all of the outstanding shares of CINAR. Newco confirmed in its letter that the Founders remained committed to the proposed transaction at US$3.25 per share. The letter also stated that after numerous and extensive discussions and negotiations between representatives of Newco and senior executives of CINAR, Newco was prepared to discuss increasing the price per share to take into account a portion of CINAR's recovery from certain outstanding litigation, such recovery to be calculated net of CINAR's costs and any claims or settlement amount paid by it. The terms of the written proposal of June 19, 2003 were subject to further due diligence.

On June 27, 2003, the Board of Directors met again with its financial and legal advisors. At that meeting, Merrill Lynch made a presentation on the proposals made by the parties interested in acquiring all or part of CINAR's business and the alternatives available to CINAR to maximize value. At the end of the meeting, the Board of Directors appointed three directors to meet with certain parties that were expressing the most serious interest in a purchase of all of CINAR's business. These representatives of the Board of Directors subsequently met with several groups representing interested purchasers and indicated that each party should finalize its due diligence in the following weeks.

On August 1, 2003, Merrill Lynch, on behalf of CINAR, wrote to the interested parties asking them to submit firm offers to acquire all or part of CINAR by August 20, 2003. On August 20, 2003, five parties submitted written proposals. Further discussions ensued with each of the parties. Throughout this period, the Board of Directors was kept apprised of all material developments in this process.

On August 27, 2003, senior executives of CINAR and representatives of Newco and their respective legal and financial advisors met in Montreal to continue to negotiate the price and terms of a potential transaction.

On August 29, 2003, the Board of Directors met with its financial and legal advisors. After discussion, the Board of Directors authorized two directors and its financial and legal advisors to meet with the representatives of Newco to negotiate the terms of the offer submitted by Newco on August 20, 2003, including an increase in the US$3.35 fixed Cash Portion of the offer submitted by Newco. Later that same day, representatives of Newco and CINAR and their legal and financial advisors met to negotiate the terms of a letter of intent. As a result of these negotiations and discussions, the parties reached agreement on a letter of intent (the "LETTER OF Agreement") pursuant to which, among other things, CINAR agreed to enter into exclusive negotiations with Newco regarding a definitive agreement for the acquisition by Newco of all the outstanding CINAR Shares. The Letter of Agreement contemplated a purchase price per share of US$3.60, provided that the Founders did not have any entitlements in respect of the Founder Options. If the Founders did have such an entitlement, the purchase price per share was to be adjusted downwards.

Pursuant to the Letter of Agreement, CINAR granted an initial 30 day exclusivity period to Newco to negotiate and execute a definitive agreement. Throughout the period of August 29 to October 30, 2003, the parties exchanged drafts of the Arrangement Agreement. Also during this period, Newco conducted further due diligence investigations with respect to CINAR's business. The Board of Directors was kept informed as to the progress of negotiations and the working group took direction in respect of such negotiations from the Board of Directors. The exclusivity period agreed to in the Letter of Agreement was extended several times.

On October 3, 10, 27 and 28, 2003, members of management and representatives of Merrill Lynch and Heenan Blaikie LLP made presentations to the Board of Directors in connection with the proposed transaction between CINAR and Newco. On October 30, 2003, Merrill Lynch provided their written opinion to the Board of Directors to the effect that the Aggregate Consideration payable pursuant to the Arrangement Agreement was fair from a financial point of view to the CINAR Shareholders. At the same meeting, the Board of Directors received an update on the status of the negotiations and a full report from CINAR's working group. After considering all of the factors it deemed relevant, including the Merrill Lynch Fairness Opinion, the Board of Directors on that date unanimously determined that the Arrangement was in the best interests of CINAR and that they would recommend that the CINAR Shareholders vote in favour of the Arrangement Resolution. The Board of Directors authorized CINAR to enter into the Arrangement Agreement on that date.

On October 30, 2003, CINAR and Newco entered into the Arrangement Agreement and the terms of the transaction were publicly announced by way of a press release.

Throughout the negotiations between CINAR and Newco, Micheline Charest and Ronald Weinberg and their legal advisors separately negotiated with Newco the terms of the Voting Support Agreement. CINAR and its legal advisors were made aware of these separate negotiations. The Voting Support Agreement with Ms. Charest and Mr. Weinberg was also signed on October 30, 2003.

On November 28, 2003, an arbitration panel ruled that the Founders were not entitled to exercise the Founder Options. As a result, the Cash Portion will be US$3.60.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CINAR. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT CINAR SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE MEETING.

In reaching its determination and making this recommendation, the Board of Directors considered a number of factors, including the following:

(i) the process undertaken by the Board of Directors to seek alternative transactions and that the terms of the Arrangement are the most favourable to CINAR Shareholders relative to other proposals received by CINAR;

(ii) the opinion set out in the Merrill Lynch Fairness Opinion to the effect that, as of the date of the Arrangement Agreement, the Aggregate Consideration payable pursuant to the Arrangement Agreement is fair from a financial point of view to the CINAR Shareholders;

(iii) the Cash Portion is payable in cash shortly after the Effective Time;

(iv) CINAR Shareholders will benefit from CINAR prevailing in the Founder Option Proceedings, in which event they shall receive US$1,199,082 (US$0.03 per CINAR Share) which would otherwise have been paid exclusively to the Founders;

(v) any net amount received in connection with the Specified Litigation will contribute to increase the Aggregate Consideration to be paid to CINAR Shareholders under the Arrangement;

(vi) the difficulty of providing liquidity to CINAR Shareholders in the near term, considering the damage done to CINAR's reputation and the difficulty of having the Cease-Trade Orders rescinded and the CINAR Shares listed on a recognized stock market in Canada and the United States;

(vii) the requirement that the Arrangement be approved by a special resolution passed by not less than two-thirds of the votes cast at the Meeting by the holders of Multiple Voting Shares and Limited Voting Shares, each voting as a separate class, and by the Court which, CINAR is advised, will consider, among other things, the fairness of the Arrangement to the CINAR Shareholders;

(viii) the terms and conditions of the Arrangement Agreement generally, including the amount of, and circumstances in which, the Break Fee is payable by CINAR, and the fact that the terms of the Arrangement Agreement do not prevent the Board of Directors from accepting a Superior Proposal;

(ix) that the two largest holders of Multiple Voting Shares, Micheline Charest and Ronald Weinberg, have agreed, pursuant to the Voting Support Agreement, to vote in favour of the Arrangement Resolution;

(x) the historical market prices and trading information of the CINAR Shares on the over-the counter market in the United States (the "PINK SHEETS");

(xi) the Cash Portion represents a premium of approximately 28% over the volume weighted average trading price on the Pink Sheets of the Limited Voting Shares for the six month period immediately preceding the first public announcement of the Arrangement;

(xii) the risk associated with, as an alternative to the Arrangement, continuing to execute CINAR's strategic plan as an independent entity; and

(xiii) pursuant to the Interim Order, CINAR Shareholders have the right to dissent and be paid the fair value of their CINAR Shares.

In reaching its determination, the Board of Directors also considered and evaluated, among other things: (i) information concerning the business, operations, property, assets, financial condition, operating results and prospects of CINAR; (ii) current industry, economic and market conditions and trends and its expectations of the future of the industry; and (iii) the expected likelihood of receiving regulatory clearances for the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Board of Directors is, however, unanimous in its recommendation to the CINAR Shareholders that the Arrangement Resolution be approved at the Meeting.

OPINION OF CINAR'S FINANCIAL ADVISOR

In connection with CINAR's consideration of various strategic alternatives, CINAR retained Merrill Lynch as its financial advisor. Merrill Lynch was engaged by CINAR to assist with considering and analysing various strategic alternatives, including possible acquisition proposals. In addition, Merrill Lynch was engaged to advise and assist CINAR in performing valuation analysis, structuring, planning and negotiating a possible merger, sale or other strategic transaction, as well as to provide an opinion as to the fairness of the consideration to be received as part of a transaction.

The full text of the Merrill Lynch Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Merrill Lynch in rendering its fairness opinions, is attached as Appendix G to this Circular. CINAR Shareholders are urged to read the Merrill Lynch Fairness Opinion carefully and in its entirety. The Merrill Lynch Fairness Opinion addresses only the fairness of the Aggregate Consideration pursuant to the Arrangement Agreement, from a financial point of view, to holders of CINAR Shares, and does not constitute a recommendation to any CINAR Shareholder as to how such Person should vote at the Meeting. The summary of the Merrill Lynch Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Merrill Lynch Fairness Opinion. Merrill Lynch has provided its written consent to the inclusion of the Merrill Lynch Fairness Opinion in this Circular.

MERRILL LYNCH FAIRNESS OPINION

In preparing its fairness opinion, Merrill Lynch:

(i) reviewed certain publicly available business and financial information relating to CINAR that Merrill Lynch deemed to be relevant;

(ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of CINAR;

(iii) conducted discussions with members of senior management and representatives of CINAR concerning the matters described in clauses (i) and (ii) above;

(iv) reviewed the market prices for CINAR Shares on the Pink Sheets as provided by the National Quotation Bureau;

(v) reviewed the historical financial performance and results of operations of CINAR;

(vi) compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

(vii) had discussions with CINAR's auditors regarding CINAR's financial performance and audited financial statements;

(viii) participated in certain discussions and negotiations among representatives of CINAR and Newco and their financial and legal advisors;

(ix) reviewed information regarding the background and status of the Specified Litigation and had discussions with CINAR's legal counsel and management regarding the Specified Litigation;

(x)  reviewed a draft dated October 27, 2003 of the Arrangement Agreement; and

(xi) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing the Merrill Lynch Fairness Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of CINAR or been furnished with any such evaluation or appraisal, nor has Merrill Lynch evaluated the solvency or fair value of CINAR under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by CINAR, Merrill Lynch assumed that such financial forecast information was reasonably prepared and reflected the best currently available estimates and judgments of CINAR's management as to the expected future financial performance of CINAR. The Merrill Lynch Fairness Opinion is necessarily based on market, economic and other conditions as they existed and were able to be evaluated on, and the information made available to it as of, October 30, 2003.

In preparing the Merrill Lynch Fairness Opinion, Merrill Lynch relied upon the judgment of CINAR's legal counsel and management as to the potential outcomes of the Specified Litigation, including the expectations of CINAR's management regarding the terms of potential settlements of the Specified Litigation. Merrill Lynch has not been requested, and has not undertaken, to independently evaluate or verify such judgment and expectations or make any valuation of the Specified Litigation to CINAR, and Merrill Lynch expresses no opinion with respect thereto or with respect to the value of the CCEs.

Merrill Lynch acted as financial advisor to the Board of Directors of CINAR in connection with the Arrangement and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, CINAR has agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement. Merrill Lynch has, in the past, provided financial advisory services to CINAR and has received fees for the rendering of such services. In addition, Merrill Lynch has an investment in the TD Capital Group Limited's Canadian Private Equity Partners Fund (which is one of the indirect shareholders of Newco) and, in the ordinary course of its business, Merrill Lynch may actively trade the CINAR Shares, as well as securities of The Toronto Dominion Bank (which holds directly or indirectly all of the outstanding shares of TD Capital Group Limited), for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Merrill Lynch expressed no opinion or recommendation as to how CINAR Shareholders should vote on the Arrangement Resolution at the Meeting, or as to the prices at which the CINAR Shares would trade following the announcement of the Arrangement.

On the basis of and subject to the foregoing, Merrill Lynch is of the opinion that, as of October 30, 2003, the Aggregate Consideration is fair from a financial point of view to CINAR Shareholders.

CINAR SHAREHOLDER APPROVAL AND THE SPECIAL MEETING

The Meeting will be held at 11:00 a.m. (Eastern time) on Tuesday, February 17, 2004 in the Salon Hochelaga 4, Fairmont Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, Canada. At the Meeting, holders of Multiple Voting Shares and Limited Voting Shares, voting as separate classes, will be asked to approve the Arrangement Resolution.

Pursuant to the Interim Order, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by holders of Multiple Voting Shares and by not less than two-thirds of the votes cast by holders of Limited Voting Shares, voting as separate classes, in each case present or voting by proxy at the Meeting. As at January 14, 2004, there were outstanding: (i) 5,233,402 Multiple Voting Shares; and (ii) 34,735,998 Limited Voting Shares which are entitled to be voted at the Meeting.

Each holder of Multiple Voting Shares is entitled to 13.61 votes for each Multiple Voting Share and each holder of Limited Voting Shares is entitled to one vote for each Limited Voting Share.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE ARRANGEMENT

An arrangement under the CBCA requires approval by the Court. Prior to the mailing of this Circular, CINAR obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Application for Interim and Final Orders relating to the Arrangement is attached hereto as Appendix B-I and a copy of the Interim Order is attached hereto as Appendix B-II.

Subject to the approval of the Stated Capital Resolution and the Arrangement Resolution by the CINAR Shareholders at the Meeting and the satisfaction of certain other conditions, the hearing in respect of the Final Order is scheduled to take place on or about Thursday, February 19, 2004 at 9:00 a.m. (Eastern time) in Room 16.10 of the Montreal Courthouse, located at 1 Notre-Dame Street East, Montreal, Quebec, Canada. Pursuant to the Interim Order, any CINAR Shareholder who wishes to appear or be represented at the application for the Final Order must file an appearance in the Court record and serve it on Heenan Blaikie LLP, CINAR's counsel, on or before February 5, 2004. If such appearance is filed with a view to contesting the application for the Final Order, the appearing CINAR Shareholder must also serve on Heenan Blaikie LLP and file in the Court record, on or before February 12, 2004, a written contestation supported as to the facts by affidavit(s), and exhibit(s), if any. A CINAR Shareholder who fails to file and serve such a written contestation shall not be permitted to contest the application for the Final Order. On the application for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: Articles of Arrangement for CINAR will be filed with the Director under the CBCA to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered. At least five Business Days prior to Amalco being required to make any payment contemplated by the Plan of Arrangement, Amalco will provide the Depositary with sufficient funds to enable the Depositary to make such payments.

Subject to the foregoing (including the satisfaction of other conditions precedent), it is expected that the Effective Time will occur as soon as practicable after the requisite CINAR Shareholder approvals have been obtained and the Final Order is granted.

REGULATORY MATTERS

Neither Newco nor CINAR is aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Arrangement or of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date, except for orders revoking the Cease-Trade Orders. Work is in progress to satisfy all such regulatory requirements and to complete all filings in respect of such requirements.

CINAR currently indirectly holds a 20% voting interest in Teletoon Canada Inc., which has been issued a broadcasting licence for a national specialty television programming undertaking. Following the completion of the Arrangement, pursuant to the BROADCASTING ACT (Canada) and the regulations made thereunder, notification of the Arrangement and the related transactions must be provided by Teletoon Canada Inc. to the Canadian Radio-television and Telecommunications Commission within 30 days following the completion thereof. This filing requirement is based on CINAR's understanding that: (i) the Person that will ultimately own CINAR's indirect voting interest in Teletoon Canada Inc. does not currently hold, directly or indirectly, any voting interests of Teletoon Canada Inc. and, after the Effective Time, will control only 20% of the voting interests of Teletoon Canada Inc.; and (ii) CINAR does not currently have effective control of Teletoon Canada Inc.

CINAR's securities are currently the subject of the Cease-Trade Orders and can only be transferred pursuant to an exemption therefrom. CINAR has obtained from the applicable Canadian securities regulatory authorities orders lifting the Cease-Trade Orders to permit completion of the Arrangement. The completion of the Arrangement is subject to the Cease-Trade Orders having been completely lifted at the Effective Time. See also item (x) under "Arrangement Agreement - Conditions of Closing - Conditions for the Benefit of Newco".

While there can be no assurance that the Appropriate Regulatory Approvals will be obtained prior to the Meeting, or at all, CINAR and Newco are seeking to obtain the Appropriate Regulatory Approvals or to satisfactorily resolve all such regulatory requirements. CINAR and Newco are seeking to ensure that all Appropriate Regulatory Approvals will have been obtained or otherwise satisfactorily resolved by the time of or shortly after the Meeting.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

At the Effective Time, the current directors on the Board of Directors will be replaced by the individuals named in the Plan of Arrangement.

CINAR and its subsidiaries have entered into written employment agreements with various senior executives. The terms of these agreements vary, but all contain a provision which substantially stipulates that if the executives' employment ends involuntarily and without cause, in circumstances unrelated to a "change of control", the executives will receive a separation package including lump sum compensation in relation to a fixed period, the continuation of all benefits for the same period and an additional amount equal to the PRO RATED average of the bonus paid to the person over the two preceding financial years.

Certain senior executives have agreed to be bound by non-solicitation and/or non-competition obligations for a fixed period of between 12 and 24 months after their employment with CINAR ends.

The employment agreements of certain senior executives stipulate that if the executive's employment ends involuntarily and without cause, in circumstances related to a "change of control", then the executives will receive a separation package including lump sum compensation in relation to a fixed period, the continuation of all benefits for the same period and an additional amount equal to the PRO RATED average of the bonus paid to the person over the two preceding financial years. In addition, certain Named Executive Officers have rights under their employment agreements which arise as a result of a "change of control". See "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts". The Arrangement will constitute a "change of control" of CINAR for such purposes.

In addition, certain of CINAR's senior executives are entitled to the payment of retention bonuses in the case of a "change of control" of CINAR. The Arrangement will constitute a "change of control" of CINAR for such purpose. The aggregate amount payable in respect of such retention bonuses will be approximately $100,000. See "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

Pursuant to the CINAR Performance Unit Plan, CINAR Performance Units become immediately exercisable in the event of a "change of control" of CINAR. The Arrangement will constitute a "change of control" for the purposes of the CINAR Performance Unit Plan. All outstanding CINAR Performance Units have been exercised subject to completion of the Arrangement. The aggregate contingent obligation of CINAR under the CINAR Performance Units, after giving effect to the Arrangement, is $2,776,184.

The Arrangement Agreement provides that all rights to indemnification existing as of the date of the Arrangement Agreement in favour of officers and directors of the CINAR Entities as provided in the articles, by-laws and similar constating documents of the CINAR Entities or in indemnification agreements in effect on the date of the Arrangement Agreement, will survive the Arrangement for a period of not less than six years from the Effective Time. The Arrangement Agreement also provides that, for not less than six years from the Effective Time, there shall be maintained in effect, subject to availability, coverage equivalent to that in effect under current policies of directors' and officers' liability insurance maintained by the CINAR Entities which, on an aggregate policy basis, is not substantially less advantageous, with respect to matters occurring prior to the Effective Time.

Merrill Lynch has an investment in the TD Capital Group Limited's Canadian Private Equity Partners Fund.

TURNSTILE

On January 15, 2003, CINAR entered into an employment agreement (the "EMPLOYMENT AGREEMENT") with Stuart C. Snyder, pursuant to which Mr. Snyder was engaged as CINAR's President and Chief Executive Officer.

In connection with the execution of the Employment Agreement, as of January 15, 2003 CINAR entered into an agreement (the "ASSIGNMENT OF RIGHTS AGREEMENT") with Turnstile pursuant to which Turnstile agreed to assign to CINAR the live stage touring rights for six entertainment properties. Turnstile initially identified two properties for assignment to CINAR, namely, "CLIFFORD THE BIG RED DOG" and one other production. In both cases, CINAR's acceptance of such assignment was conditional on Turnstile satisfying the Board of Directors with respect to certain obligations set forth in the Assignment of Rights Agreement. The remaining four entertainment properties were subject to CINAR's acceptance with no right of recourse from Turnstile should CINAR refuse to accept them. Mr. Snyder is a founder, principal and one of the shareholders of Turnstile. As a condition of his employment by CINAR, Mr. Snyder's interest in Turnstile was placed in a blind trust.

CINAR's position is that Turnstile failed to satisfy its obligations set forth in the Assignment of Rights Agreement and that CINAR had no legal obligation to accept the assignment of rights for either of the two properties identified for assignment to CINAR or to proceed with the production of live stage touring shows based thereon. Turnstile disputed CINAR's position.

In December 2003 and early January 2004, Newco, as the potential acquiror of CINAR and having no interest in pursuing live entertainment activities, entered into negotiations with Turnstile to settle the dispute between CINAR and Turnstile concerning the Assignment of Rights Agreement.

CINAR and Turnstile entered into a settlement agreement (the "TURNSTILE SETTLEMENT AGREEMENT") as of January 12, 2004. CINAR has agreed, pursuant to the Turnstile Settlement Agreement, to invest US$1,500,000 (the "CLIFFORD INVESTMENT") in "CLIFFORD THE BIG RED DOG". Subject to the royalty owing by Turnstile to Scholastic Entertainment Inc., CINAR shall recoup the Clifford Investment and any additional amounts invested by CINAR in "CLIFFORD THE BIG RED DOG" on a PRO RATA and PARI PASSU basis with the other investor in "CLIFFORD THE BIG RED Dog". Once CINAR has recouped the Clifford Investment, CINAR, the other investor and Turnstile shall be entitled to receive certain amounts generated by, or in respect of "CLIFFORD THE BIG RED DOG". If the Arrangement becomes effective on or prior to March 15, 2004, CINAR will pay, only until March 31, 2004, the overhead related to the running of the live stage touring division of CINAR. However, subject to certain exceptions, if the Arrangement becomes effective after March 15, 2004, CINAR will pay, the aforementioned overhead for a period of 45 days commencing on the Effective Date. In all cases, CINAR shall pay Mr. Mazer's salary until the end of the month in which the Arrangement becomes effective. Should additional funding be required to carry out the production and tour of "CLIFFORD THE BIG RED DOG", CINAR shall at its sole discretion, based on sound business judgment, determine if it wishes to advance additional funds for "CLIFFORD THE BIG RED DOG". Turnstile shall be entitled to receive a 3% management fee on those additional net cash revenues generated on "CLIFFORD THE BIG RED DOG" after CINAR recoups the Clifford Investment and any additional amounts invested by CINAR in such production. On the Effective Date, CINAR shall be deemed to immediately assign and transfer to Turnstile the ownership of all furniture, equipment and leaseholds located at its New York City premises. CINAR shall retain the ownership of Coliseum Entertainment, Inc., the entity created by CINAR to carry out its live stage touring activities, which in turn owns Coliseum Live Entertainment, Inc. The provisions of the Assignment of Rights Agreement relating to "CLIFFORD THE BIG RED DOG" were replaced by the terms and conditions of the Turnstile Settlement Agreement. The Assignment of Rights Agreement was further amended to stipulate that CINAR has no obligation to participate in the other productions contemplated in such agreement, and each of CINAR and Turnstile granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly in respect of such proposed production. On the Effective Date, the Assignment of Rights Agreement shall automatically be terminated and each of CINAR and Turnstile shall be deemed to have granted to each other a full and final mutual release and discharge for all claims arising directly or indirectly from the Assignment of Rights Agreement.

Contemporaneously with the Turnstile Settlement Agreement, CINAR entered into agreements with Mr. Snyder and Mr. Mazer to amend their respective employment agreements with CINAR. The employment agreements of Mr. Snyder and Mr. Mazer have been amended to, among other things, on the Effective Date delete the non-competition and non-solicitation clauses previously contained in such employment agreements. The employment agreements of Mr. Snyder and Mr. Mazer have also been amended to provide that, if the Arrangement becomes effective, each of Mr. Snyder and Mr. Mazer will exercise his right to immediately terminate his employment agreement and CINAR has agreed to waive the three months' prior written notice of such termination which it would otherwise be entitled to receive under each such employment agreement.

On January 14, 2004, the Board of Directors approved the Turnstile Settlement Agreement negotiated by Newco in order to enhance the likelihood of success of the Arrangement. Mr. Snyder declared his interest in the Turnstile Settlement Agreement and abstained from voting thereon.

The Turnstile Settlement Agreement is a "related party transaction" within the meaning of OSC Rule 61-501 and Policy Q-27. As neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Turnstile Settlement Agreement is greater than 25% of CINAR's market capitalization, the Turnstile Settlement Agreement is exempt from the formal valuation and minority approval requirements of OSC Rule 61-501 and Policy Q-27. CINAR's market capitalization, as at December 31, 2003, calculated in accordance with applicable securities laws, was US$144,700,000. The Board of Directors, acting in good faith, has determined that the fair market value of the subject matter of, and the fair market value of the consideration for, the Turnstile Settlement Agreement represents, in each case, approximately 3% to 4% of CINAR's market capitalization at December 31, 2003, calculated in accordance with applicable securities laws.

VOTING SUPPORT AGREEMENT

Pursuant to the Voting Support Agreement, the Founders irrevocably agreed: (i) to vote the CINAR Shares held by them in favour of the Arrangement at the Meeting; (ii) to vote the CINAR Shares held by them against any matter or proposal which would delay or be inconsistent with the Arrangement; and (iii) not to exercise their Dissent Rights in respect of the Arrangement Resolution. The Founders hold in the aggregate approximately 96% of the outstanding Multiple Voting Shares, which represent a sufficient number of Multiple Voting Shares to ensure approval of the Arrangement by the Multiple Voting Shares as a class.

Pursuant to the Voting Support Agreement, the Founders have also agreed that they shall not during the term of the Voting Support Agreement (i) take any action of any kind which may reduce the likelihood of success of the Arrangement, or (ii) until the date which is 180 days following the earlier of
(A) the date on which the Arrangement Agreement is terminated, and (B) the date (which shall not be earlier than April 30, 2004) on which the Founders deliver notice of termination of the Voting Support Agreement (the "TAIL PERIOD"), take any action or inaction to solicit, initiate, encourage, assist or participate in proposals or offers from any person in connection with the acquisition or disposition of any of the CINAR Shares held by the Founders or any amalgamation, merger, arrangement, sale of all or any substantial part of the assets of CINAR, tender or exchange offer, take-over bid, reorganization, recapitalization, liquidation or winding-up, or other business combination, or any other transaction directly or indirectly relating to a sale of the CINAR Shares held by the Founders or which interferes with, delays or would otherwise be inconsistent with the Arrangement (any of the foregoing inquiries or proposals, whether in writing or otherwise, being referred to herein as an "OFFER").

Further, subject to certain limited exceptions, the Founders have agreed that they shall not sell, transfer, tender or assign or agree to sell, transfer, tender or assign any of the CINAR Shares held by the Founders, or agree to vote the CINAR Shares held by them in favour of any Offer, or take any action in furtherance of any of the foregoing, other than the Arrangement, prior to the end of the Tail Period.

RELEASE

Contemporaneously with the execution of the Voting Support Agreement, the Principal Shareholders executed the Release in favour of the Releasees. Pursuant to the Release, the Principal Shareholders and any company or other entity owned or controlled by any one or more of them released, conditional upon the closing of the transactions contemplated by the Arrangement Agreement, the Releasees of and from, among other things, any and all actions, claims and demands any of the Principal Shareholders ever had, now has or hereafter can, shall or may have for or by reason of or in respect of any cause, act, manner or thing whatsoever existing up to and including the date of the closing of the transactions contemplated by the Arrangement Agreement. The Release does not apply to certain claims, including certain claims to which CINAR is not a party, the CINAR Action, the Founder Option Proceedings, the Motion to Dismiss a Trustee (subject to certain exceptions) and claims where the Principal Shareholders or any company or other entity owned or controlled by any one or more of them are acting as defendants.

The Founders also agreed to submit the Founder Option Proceedings to binding arbitration to determine whether the Founders should have been entitled to exercise the Founder Options. On November 28, 2003, an arbitration panel ruled that the Founders were not entitled to exercise the Founder Options.

ARRANGEMENTS RESPECTING CINAR OPTIONS AND PERFORMANCE UNITS

As of the date hereof, there are CINAR Options outstanding which are exercisable to acquire 194,500 Limited Voting Shares at exercise prices significantly in excess of the Cash Portion. Each CINAR Option which is not exercised prior to the Effective Time will be cancelled at that time without any consideration therefor or any obligation to issue any of the securities of CINAR underlying the CINAR Options and without any further rights or entitlements of the holders thereof. Each CINAR Optionholder has executed and delivered to CINAR an instrument pursuant to which he or she consents, subject to the completion of the Arrangement, to the cancellation, for no consideration, of his or her CINAR Options not exercised prior to the Effective Time.

As of the date hereof, there are 495,000 CINAR Performance Units outstanding, of which 315,000 CINAR Performance Units were granted to executive officers of CINAR during the financial year ended November 30, 2003 and 180,000 CINAR Performance Units were granted to the directors of CINAR during the financial year ended November 30, 2002. The CINAR Performance Unit Plan stipulates that, in the event of a "change of control" of CINAR, all unexercised CINAR Performance Units will become immediately exercisable, subject to completion of the "change of control". The Arrangement will constitute a "change of control" for the purposes of the CINAR Performance Unit Plan. The aggregate contingent obligation of CINAR under the CINAR Performance Units, after giving effect to the Arrangement is $2,776,184. Each CINAR Performance Unit which is not exercised prior to the Effective Time will be cancelled at that time without any consideration therefor and without any further rights or entitlements of the holders thereof. Each holder of a CINAR Performance Unit has executed and delivered to CINAR an instrument pursuant to which he or she has agreed to exercise his or her CINAR Performance Units subject to completion of the Arrangement.

EXPENSES

The estimated fees, costs and expenses of CINAR in connection with the Arrangement including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs are anticipated to be approximately $3,900,000.

                            THE ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement. CINAR Shareholders are urged to read the Arrangement Agreement in its entirety, a copy of which is attached as Appendix A to this Circular.

CONSIDERATION PAYABLE

The Plan of Arrangement provides for the acquisition of all the CINAR Shares by Newco and for the amalgamation of Newco and CINAR to form Amalco immediately thereafter. Amalco will be wholly-owned by NewCanCo. Pursuant to the Arrangement, CINAR Shareholders (other than CINAR Shareholders who validly exercise their Dissent Rights) will receive from Newco for each CINAR Share the following consideration:

(i)  US$3.60 in cash (the "CASH PORTION"); plus

(ii) in the event that Newco has delivered written notice to CINAR prior to the day which is five Business Days prior to the Meeting (the "SETTLEMENT DEADLINE") that it is satisfied that the following conditions to the payment of the Net Litigation Amount have been fulfilled or that it has waived such conditions, an amount in cash equal to the PRO RATA amount per CINAR Share of the Net Litigation Amount (which shall only be payable after the receipt by CINAR in full of all of the Net Litigation Proceeds):

     (a)  all of the Specified Litigation has been subject to Final
          Adjudication;

     (b) any co-defendant of a CINAR Entity in any of the Specified Litigation shall be released from any liability in respect of such Specified Litigation or shall have released the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) from any claim of contribution or indemnity such Person may have as against the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees);

     (c) the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) shall have been fully released from any obligations to indemnify or make contributions to any Person in connection with or related to the Specified Litigation or any Third Party Rights and the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) shall have been fully released from any liability in connection with or related to any Specified Litigation in which they are not directly named as defendants; (d) Newco shall have been provided with all information (including confirmation of service providers as to final account amounts) which it may reasonably request with respect to the determination of the Net Litigation Proceeds;

     (e) Newco is satisfied, acting reasonably, with the determination of the Net Litigation Proceeds (including that all actual or contingent professional fees and expenses have been accounted for), the amounts to be paid in respect thereof and the manner for such payment; and

     (f) the Final Adjudication of the Specified Litigation resulted in each of the CINAR Entities and their respective officers, directors and employees (including for greater certainty, former officers, directors and employees) having been fully and irrevocably released in form satisfactory to the Purchaser acting reasonably; or

(iii) in the event that Newco has not delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in paragraphs (a) to (f) above have been fulfilled or that it has waived such conditions, one contingent cash entitlement (a "CCE") created and allocated by the Manager.

The amounts payable pursuant to items (i), (ii) and (iii) above are collectively referred to in this Circular as the "AGGREGATE CONSIDERATION".

CINAR Options and CINAR Performance Units not exercised prior to the Effective Time will be cancelled on the Effective Date.

No settlement of any Specified Litigation shall provide for any obligation on the part of a CINAR Entity (other than to pay a cash amount in respect of the settlement), including indemnifying any Person or guaranteeing the obligation of any Person, without the prior written consent of Newco which may be arbitrarily withheld.

For the purposes of calculating the Net Litigation Proceeds:

"NET LITIGATION PROCEEDS" means the amount, if any, by which the amount received by the CINAR Entities in the Specified Litigation, including on account of the settlement of any Specified Litigation, (after deducting Taxes, if any, deemed payable thereon by the CINAR Entities as provided below) exceeds: (i) any amounts paid or payable by the CINAR Entities in or in relation to the Specified Litigation (including any amounts paid or payable by the CINAR Entities on account of the settlement of any Specified Litigation or to a person in respect of a Third Party Right); (ii) all litigation, settlement and other out-of-pocket expenses relating to the Specified Litigation and the Founder Option Proceedings unpaid as of August 29, 2003 or arising thereafter, including, all expenses incurred to determine Net Litigation Proceeds, all expenses (including professional fees) incurred by Newco and the CINAR Entities with respect to the CCEs and all other related third party and professional costs; and (iii) any expenses incurred by the CINAR Entities prior to the distribution of the Net Litigation Proceeds in connection with any actual or alleged violation by any CINAR Entity or any of its directors, officers or employees (including, for greater certainty, former officers, directors, and employees) of any Law, including all expenses (including professional fees) incurred in connection with any investigation by any Governmental Entity (including the CCRA, any provincial taxing authority, the IRS, or any taxing authority in any jurisdiction, including any sales tax authority) of any such actual or alleged violation of Law or defending any charges (or the equivalent) laid or threatened in connection with any such actual or alleged violation of any Law, and any fines, penalties or other amounts which the CINAR Entities agree or are required to pay as a result of any such actual or alleged violation of any Law (the amounts referred to in (ii) and (iii) are referred to collectively as "EXPENSES"). The amounts referred to in (i), (ii) and (iii) of this definition shall be reduced by the Tax benefits, if any, deemed available to the CINAR Entities (as provided below) of making such payments.

"TAXES" means the income tax that would be payable by the CINAR Entities on the Taxable portion (determined as described below) of the amount received by them, assuming: (i) a combined federal-provincial tax rate of 36.62% (or if the amount is taxable in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%); and (ii) that the CINAR Entities have no tax losses, credits or deductions available to them to reduce Taxes.

"TAX BENEFITS" means the income tax savings that would be available to the CINAR Entities on the Deductible portion (determined as described below) of a payment or the Deductible portion of Expenses related to or in connection with the settlement or litigation, or actual or alleged violation of Law, as the case may be, assuming a combined federal-provincial tax rate of 36.62% (or if the amount is deductible in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%).

The "TAXABLE PORTION" of an amount received by the CINAR Entities and the "DEDUCTIBLE PORTION" of a payment made by the CINAR Entities and the "DEDUCTIBLE PORTION OF EXPENSES" related to any amount so received or paid, shall be determined by Newco and CINAR in the following manner. Once a Specified Litigation has been subject to Final Adjudication, or, in the case of Expenses referred to in (iii) of the definition of Net Litigation Proceeds, prior to the payment of Net Litigation Amount, Newco and CINAR shall, in consultation with their respective tax advisors, determine the Taxable portion or Deductible portion and Deductible portion of Expenses that is the subject matter of and/or related to the Final Adjudication or actual or alleged violation of Law, as the case may be.

Notwithstanding the foregoing, if the Taxable portion or Deductible portion of an amount or the Deductible portion of Expenses, as the case may be, has not been determined within six months after all of the Specified Litigation has been subject to Final Adjudication, including CINAR being released from all Third Party Rights, then any amount which has not already been determined not to constitute a Taxable portion or Deductible portion of an amount or Deductible portion of Expenses, as the case may be, shall be deemed to constitute a Taxable portion of an amount received by the CINAR Entities or not to be a Deductible portion of a payment made by the CINAR Entities or not to be a Deductible portion of Expenses, as the case may be.

"SPECIFIED LITIGATION" means the matters referred to under the heading "Specified Litigation" in this Circular and, for greater certainty, does not include the Founder Option Proceedings. The Specified Litigation will include all Claims and counter-Claims in effect at the time of the completion of the Arrangement (and any amendments thereto) together with any Claims and counter-Claims relating to the Specified Litigation that may arise thereafter (and any amendments thereto). For greater certainty, the Specified Litigation shall be deemed to include any further Claims, counter-Claims, joinder of parties, warranty Claims and recursory Claims arising out of or related to the facts alleged in the proceedings specified under the heading "Specified Litigation" in this Circular by any Person, and Claims and counter-Claims include any Claim or counter-Claim (including any possible Claim or counter-Claim and any amendment to a Claim or counter-Claim) against a Person (including a co-defendant of a CINAR Entity) who reasonably has or would have a right of contribution or indemnity or similar right, contingent or otherwise, as against a CINAR Entity ("THIRD PARTY RIGHTS") in respect of such Claim or counter-Claim.

REPRESENTATIONS AND WARRANTIES

The Arrangement Agreement contains certain customary representations and warranties of CINAR relating to, among other things, its due incorporation and organization, capitalization, operations, financial condition and authority to enter into the Arrangement Agreement and to consummate the Arrangement. The Arrangement Agreement also contains certain customary representations and warranties of Newco relating to, among other things, its due incorporation and organization, authority to enter into the Arrangement Agreement and to consummate the Arrangement, status as not a "non-Canadian" within the meaning of the INVESTMENT CANADA ACT and having obtained written commitments for all equity and debt financing required by Newco to complete the Arrangement and pay the Cash Portion in accordance with the Arrangement Agreement.

COVENANTS

Pursuant to the Arrangement Agreement, CINAR has agreed that until the earlier of the termination of the Arrangement Agreement and the Effective Date, except as contemplated by the Arrangement Agreement or the Plan of Arrangement, with the consent of Newco or with respect to any binding commitments which were disclosed by CINAR to Newco in accordance with the Arrangement Agreement, each of the CINAR Entities shall carry on its business in, and only in, the ordinary and regular course in substantially the same manner as conducted prior to the execution of the Arrangement Agreement and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained. It has also agreed to customary negative and positive covenants.

Newco has covenanted in the Arrangement Agreement, in addition to other customary covenants, to perform all obligations required or desirable to be performed by it under the Arrangement Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement.

COVENANTS REGARDING NON-SOLICITATION

Pursuant to the Arrangement Agreement, CINAR has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of CINAR or any of the other CINAR Entities: (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) withdraw or modify in a manner adverse to Newco the approval of the Board of Directors of the Arrangement; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any agreement related to any Acquisition Proposal.

However, the Arrangement Agreement does not prevent the Board of Directors from:
(i) complying with CINAR's disclosure obligations under applicable Laws with respect to an Acquisition Proposal; (ii) considering, negotiating or discussing (and providing non-public information in response to) a Superior Proposal; or
(iii) withdrawing or modifying its recommendation that CINAR Shareholders vote in favour of the Arrangement if the Board of Directors has determined that an Acquisition Proposal is a Superior Proposal.

CINAR has agreed not to accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless: (i) such Acquisition Proposal is, in the reasonable opinion of the Board of Directors, fully financed; (ii) such Acquisition Proposal was received by CINAR prior to the Meeting; (iii) CINAR has provided Newco with a copy of the Acquisition Proposal document which the Board of Directors has determined would be a Superior Proposal (together with evidence that such Acquisition Proposal is fully financed); and (iv) five Business Days shall have elapsed from the later of the date Newco receives notice of CINAR's proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date Newco received a copy of the Acquisition Proposal.

CINAR has agreed that Newco shall have the opportunity, but not the obligation, during such five Business Day period, to offer to amend the terms of the Arrangement Agreement and the Arrangement. The Board of Directors will review any offer by Newco to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Newco's offer to amend the terms of the Arrangement Agreement upon acceptance by CINAR would result in the Acquisition Proposal not being a Superior Proposal. If the Board of Directors so determines, it will enter into an amended agreement with Newco reflecting Newco's amended proposal. If the Board of Directors continues to believe, in good faith and after consultation with its financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects Newco's amended proposal, CINAR will pay the Break Fee to Newco and CINAR may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal and CINAR may proceed with such approvals, consents, filings, of or required by Governmental Entities and such other Persons as CINAR shall consider appropriate in order to consummate such Superior Proposal.

CINAR shall promptly reaffirm its recommendation of the Arrangement by press release: (i) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) after Newco increases (by written notice to CINAR), within five Business Days after receiving written notice from CINAR pursuant to the Arrangement Agreement, the consideration offered under the Arrangement to match or better the consideration under a Superior Proposal; or (iii) unless doing so would violate the fiduciary duties of its directors, within three Business Days after receipt by CINAR of a written request by Newco to do so.

CINAR or Newco may require that the Meeting be adjourned or delayed for up to ten Business Days in the event that an Acquisition Proposal which could be a Superior Proposal is publicly announced or submitted to CINAR.

CONDITIONS TO CLOSING

CONDITIONS IN FAVOUR OF BOTH CINAR AND NEWCO

The Arrangement Agreement provides that the obligations of Newco and CINAR to complete the Arrangement are subject to the satisfaction or waiver, where permissible, at or before the Effective Time, of certain customary conditions, including the following:

(i) the Interim Order shall have been obtained in form and substance satisfactory to each of CINAR and Newco, acting reasonably;

(ii) the Arrangement Resolution shall have been approved by CINAR Shareholders at the Meeting in accordance with the requirements of the Interim Order;

(iii) the Final Order shall have been obtained in form and substance satisfactory to CINAR and Newco, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to CINAR or Newco on appeal or otherwise;

(iv) all other consents, orders, authorizations, approvals and waivers of or from Governmental Entities, including regulatory and judicial approvals and orders, required or reasonably considered to be necessary or desirable for the completion of the Arrangement shall have been obtained or received from applicable Governmental Entities having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with;

(v) there shall not exist any prohibition under applicable Law against the completion of the Arrangement;

(vi) there shall not be in force any order or decree restraining or enjoining the consummation of the Arrangement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, brought by a Governmental Entity that related to or results from the transactions contemplated under the Arrangement Agreement that would, if successful, result in an order or ruling that would preclude completion of the Arrangement in accordance with the terms and conditions of the Arrangement Agreement or the Plan of Arrangement or would otherwise be inconsistent with any approvals which have been obtained;

(vii) all existing cease-trade orders made by any court or applicable securities or other regulatory authorities with respect to the securities of CINAR, to the extent required to duly permit the completion of the transactions contemplated by the Arrangement Agreement, shall have been terminated immediately prior to the Effective Date; and

(viii) the Arrangement Agreement shall not have been terminated pursuant to
     Article 7 thereof.

CONDITIONS IN FAVOUR OF NEWCO

The Arrangement Agreement provides that the obligation of Newco to complete the Arrangement is subject to the satisfaction on or before the Effective Time of a number of additional conditions, including the following, each of which may be waived by Newco:

(i) each of the acts, undertakings, covenants, obligations and agreements of CINAR to be performed at or before the Effective Time pursuant to the terms of the Arrangement Agreement shall have been duly performed by it;

(ii) all of the representations and warranties of CINAR made in or under the Arrangement Agreement shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties true and correct in all material respects) as at the Effective Time;

(iii) all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required under the terms of any of the contracts, leases or licences with respect to the acquisition of control of CINAR by Newco, or otherwise required in connection with the consummation of the transactions contemplated under the Arrangement Agreement, including consents or notifications required for change of key personnel or withdrawal of Mr. Weinberg and Ms. Charest from the activities of CINAR, in form and substance satisfactory to Newco, shall have been duly obtained or given, as the case may be, at or before the Effective Time, except for any the failure to obtain or provide which could not reasonably be expected to have a Material Adverse Effect on CINAR or the Education Division Companies; provided that the failure to obtain one or more of following consents shall be deemed to have a Material Adverse Effect on CINAR or the Education Division Companies: the consent of the Public Broadcasting Service in connection with CINAR's "Caillou" and "Zoboomafo" properties and the consent of WGBH Educational Foundation with respect to CINAR's "Arthur" property;

(iv) there shall have been no material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of either (a) CINAR on a consolidated basis; or (b) the Education Division Companies on a consolidated basis, or a material disruption of or a material adverse change with respect to Canadian or U.S. financial, banking or the capital markets generally, which would make it, in the judgment of Newco, acting reasonably, inadvisable to proceed with or complete the Arrangement or which could reasonably be expected to prevent, impair or make impracticable the completion of the Arrangement or the ability of Newco to fund the consideration payable in respect of the CINAR Shares;

(v) all of the CINAR Options shall have been (a) exercised prior to the Effective Time, or (b) duly cancelled;

(vi) all of the CINAR Performance Units shall have been (a) exercised and any liabilities thereunder satisfied prior to the Effective Time, or (b) duly cancelled, with such releases or other instruments as Newco, acting reasonably, may request to confirm that the holders of such CINAR Performance Units shall not have any actual or contingent entitlements to any portion of the Net Litigation Amount in respect of any such CINAR Performance Unit or any other entitlements other than to receive, for each CINAR Performance Unit, the difference between the Grant Price and an ending value calculated based on a fair market value at the determination date of US$3.57;

(vii) the Board of Directors shall (a) have made and shall not have modified or amended in a manner adverse to Newco, an affirmative recommendation that the CINAR Shareholders approve the Arrangement, and (ii) have adopted all necessary resolutions, and all other necessary actions shall have been taken by each of the CINAR Entities, to permit the consummation of the Arrangement;

(viii) the holders of not more than 10% of the CINAR Shares shall have given notice of their exercise of the Dissent Rights;

(ix) no proceeding of the type described in item (vi) under "The Arrangement Agreement -- Conditions to Closing-- Conditions in Favour of Both CINAR and Newco" shall have been threatened. Further, no adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease-trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated in the Arrangement Agreement,
     (B) to cease-trade, enjoin, prohibit or impose material conditions on the right of Newco to own or exercise full rights of ownership of the securities of CINAR upon completion of the Arrangement, (C) to prohibit or restrict the completion of the Arrangement in accordance with the terms of the Arrangement Agreement or otherwise relating to the Arrangement, or (D) which could reasonably be expected to have a Material Adverse Effect on CINAR or the Education Division Companies;

(x) if CCEs are proposed to be created then all Appropriate Regulatory Approvals to the creation thereof have been obtained and CINAR shall have provided Newco with a basis upon which Newco can reasonably believe that all Appropriate Regulatory Approvals so as to ensure that Newco and the Manager, as the case may be, ceases to be or is not, as the case may be, a reporting issuer (or the equivalent) will be obtained within a customary period following the Effective Date;

(xi) no information, events or circumstances shall have become known to Newco, occurred or arisen, as applicable, during the Pre-Effective Date Period, as a result of which Newco determines that Net Litigation Proceeds could reasonably be expected to be a negative amount; and

(xii) neither Ronald Weinberg nor Micheline Charest shall be an officer, director, employee, partner or limited partner (directly or indirectly) of any CINAR Entity (other than a wholly inactive partnership) as at the Effective Date.

CONDITIONS IN FAVOUR OF CINAR

The Arrangement Agreement provides that the obligation of CINAR to complete the Arrangement is subject to the satisfaction, at or before the Effective Time, of a number of additional conditions, including the following, each of which may be waived by CINAR:

(i) each of the acts, undertakings, covenants, obligations and agreements of Newco to be performed at or before the Effective Time pursuant to the terms of the Arrangement Agreement shall have been duly performed by it;

(ii) all of the representations and warranties of Newco made in or under the Arrangement Agreement shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time;

(iii) the debt and equity financing commitments made to Newco by its lenders and investors, respectively, shall have been completed and sufficient funds shall have been advanced or shall be available to Newco pursuant to such financing commitments, such that at the Effective Time Newco will have or have immediate access to sufficient funds to take up and pay for CINAR Shares at the Effective Time and Newco shall have provided reasonable evidence thereof to CINAR; and

(iv) directors' and officers' liability insurance (containing coverage equivalent to that in effect under the policies of the directors' and officers' liability insurance maintained by CINAR Entities as at the date of the Arrangement Agreement) shall be available in respect of matters prior to the Effective Time for not less than six years from the Effective Date.

TERMINATION AND PAYMENT OF BREAK FEES AND EXPENSES

The Arrangement Agreement may be terminated by mutual agreement of CINAR and Newco at any time prior to the Effective Time.

Either CINAR or Newco may terminate the Arrangement Agreement if:

(i) any Law is passed making the completion of the Arrangement illegal or otherwise prohibited; or

(ii) the CINAR Shareholders fail to approve the Arrangement Resolution at the Meeting.

In addition, if the Effective Date does not occur on or prior to March 5, 2004, the Arrangement Agreement will terminate, provided that CINAR and Newco may mutually agree to extend such date and provided further that, if the parties would be in a position to complete the Arrangement on March 5, 2004 except that the condition of obtaining all consents, orders, authorisations, approvals and waivers of or from Governmental Entities required or reasonably considered to be necessary or desirable for the completion of the Arrangement has not been fulfilled or waived, the date shall be automatically extended to April 30, 2004. Newco or CINAR may terminate the Arrangement Agreement prior to the Effective Time if any condition in the respective party's favour has not been satisfied at or prior to the Effective Time (subject in some cases to a cure period extending until the later of March 5, 2004 and 30 days from the notice relating to the non-fulfillment of the applicable condition), other than as a result of a default by the terminating party.

The Arrangement Agreement may be terminated by CINAR upon any determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with the Arrangement Agreement.

The Arrangement Agreement may be terminated by Newco if:

(i) the Board of Directors shall have withdrawn, modified in a manner adverse to Newco or failed to reaffirm in the manner and within the period required by the Arrangement Agreement the Board of Directors' approval or recommendation of the Arrangement (other than as a direct result of and in direct response to a material breach by Newco of its obligations under the Arrangement Agreement);

(ii) the Board of Directors shall have approved or recommended any Superior Proposal;

(iii) the Board of Directors shall have determined that any Acquisition Proposal is a Superior Proposal;

(iv) the Board of Directors shall have resolved to take any of the foregoing actions; or

(v) CINAR proposes to enter into an agreement for, or to accept or to support, an Acquisition Proposal.

CINAR is required to pay the Break Fee to Newco and reimburse Newco for all of its out-of-pocket expenses to a maximum of $2,500,000 plus, without duplication, all expenses incurred by Newco with respect to the CCE structure, if:

(i) the Arrangement Agreement is terminated in the circumstances described in the two preceding paragraphs; or

(ii) an Acquisition Proposal shall have been made to the CINAR Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal and, after such Acquisition Proposal shall have been made known, made or announced, the CINAR Shareholders shall fail to approve the Arrangement Resolution as required by the Interim Order and all applicable Laws and any Acquisition Proposal is completed within six months of the Meeting.

In addition, subject to extension of time periods under the Arrangement Agreement, in the event that: (i) the Arrangement Resolution is not duly approved by the CINAR Shareholders at the Meeting; (ii) the Meeting is not held by March 4, 2004; or (iii) the Arrangement is not completed, and in any such case the Break Fee is not payable, CINAR shall reimburse Newco for all out-of-pocket costs and expenses incurred by it from and after August 30, 2003 in connection with the transactions contemplated by the Arrangement Agreement up to a maximum of $1,500,000, plus, without duplication, all expenses incurred by Newco with respect to the CCE structure.

CINAR shall not be required to pay the Break Fee or reimburse Newco for any of the expenses described above if at the time such obligation otherwise arises, CINAR is entitled to terminate the Arrangement Agreement (subject to the expiry of any cure periods, if applicable) as a result of any of the conditions precedent in favour of CINAR (other than the condition in item (iv) of "The Arrangement Agreement - Conditions to Closing - Conditions in Favour of CINAR") not having been satisfied.

                                      CCES

In the event that the conditions to the payment of the Net Litigation Amount set forth under the heading "The Arrangement Agreement - Consideration Payable" in this Circular have not been fulfilled prior to the Settlement Deadline, then at the Effective Time the CCE Agreement, substantially in the form attached hereto as Appendix D, will be executed by the parties thereto and one CCE will be created and allocated by the Manager to the CINAR Shareholders for each outstanding CINAR Share without distinction as to class (other than CINAR Shares in respect of which a CINAR Shareholder has validly exercised Dissent Rights). The following is a summary of the material terms of the CCE Agreement. This summary is not intended to be complete and is qualified in its entirety by the actual provisions of the CCE Agreement.

FORM OF CCES

The CCEs will not be assignable or otherwise transferable except by sole operation of law or by testamentary will. No certificate or other evidence of a CCE will be issued other than an appropriate notation in the CCE Register. Each CCE will only represent an entitlement to be paid the CCE Amount by the Manager. The CCEs shall not confer or be construed as conferring upon a CCE Payee: (i) any right or interest whatsoever as a shareholder or other security holder of CINAR or the Manager, including the right to vote at, to receive notice of, or to attend, meetings of shareholders or other security holders or any other proceedings of CINAR or the Manager, or the right to receive dividends and other distributions payable on the shares or other securities of CINAR or the Manager;
(ii) any other equity or ownership interest in CINAR or the Manager; or (iii) any other right not expressly granted pursuant to the CCE Agreement. The CCEs will represent unsecured obligations of the Manager and will not be entitled to the benefit of any security in any of the assets of the Manager or CINAR. Any amounts payable pursuant to the CCEs will not be related to the operations or assets of CINAR or the Manager.

STRUCTURE

CCEs will be allocated and managed by the Manager. The creation of CCEs shall be subject to all Appropriate Regulatory Approvals (including approvals or orders of the applicable securities regulatory authority in each of the provinces of Canada) to the creation and allocation thereof having been obtained and CINAR having provided Newco with a basis upon which Newco can reasonably believe that all Appropriate Regulatory Approvals (including approvals or orders of the applicable securities regulatory authority in each of the provinces of Canada) so as to ensure that CINAR and the Manager, as the case may be, ceases to be or is not, as the case may be, a reporting issuer (or the equivalent) will be obtained within a customary period following the Effective Date.

PAYMENT OF CCE AMOUNT

As promptly as practicable, but in no event later than 30 days, after the earlier of (x) the Termination Date, and (y) the last to occur of:

(i) the Final Adjudication of all of the Specified Litigation having occurred and having resulted in each of the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any liability in respect of the Specified Litigation;

(ii) every co-defendant of a CINAR Entity in any of the Specified Litigation having been fully and irrevocably released from any liability in respect of the Specified Litigation or having fully and irrevocably released the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) from any claim of contribution or indemnity such Person may have as against the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees);

(iii) the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any obligations to indemnify or make contributions to any Person in connection with or related to the Specified Litigation and the CINAR Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any liability in connection with or related to any Specified Litigation or Third Party Rights in which they are not directly named as defendants; and

(iv) the receipt by the CINAR Entities of all of the Litigation Proceeds (or a determination having been made by a majority of the members of the Litigation Committee that the CCE Net Litigation Proceeds shall be nil or a negative amount);

CINAR shall deliver to the Litigation Committee and the Manager a certificate (the "CCE NET LITIGATION PROCEEDS CERTIFICATE") setting forth in reasonable detail the calculation of the CCE Net Litigation Proceeds.

"CCE NET LITIGATION PROCEEDS" shall be calculated by taking:

(i) the Litigation Proceeds (after deducting CCE Taxes, if any, assumed payable thereon by the CINAR Entities at the assumed tax rate as hereinafter provided) (excluding, for greater certainty, from the calculation of CCE Net Litigation Proceeds in the event that the CCE Net Litigation Proceeds are being calculated as a result of the occurrence of the Termination Date, any Litigation Proceeds received or receivable by a CINAR Entity after the Termination Date), together with interest earned by the Manager on the Litigation Account net of taxes assumed payable on the interest at an assumed combined federal-provincial tax rate of 40.37%;

and deducting therefrom the aggregate of:

(ii) all Litigation Payments and litigation, settlement and other out-of-pocket expenses relating to the Specified Litigation and the Founder Option Proceedings unpaid as of August 29, 2003 or arising thereafter, including, all Firm Expenses, all Interest Expenses, all Employee Expenses, all Litigation Committee Expenses, all expenses incurred to determine the CCE Net Litigation Proceeds, all expenses (including professional fees) incurred by Newco, the Manager and the CINAR Entities with respect to the CCEs, including the administration of the CCEs pursuant to the CCE Agreement, and all other related third party and professional costs;

(iii) any expenses incurred by the CINAR Entities prior to the payment of all of the Aggregate CCE Amount in connection with any actual or alleged violation prior to the Effective Date by any CINAR Entity or any of its directors, officers or employees (including, for greater certainty, former officers, directors and employees) of any Law which occurred or is alleged to have occurred prior to the Effective Date, including all expenses (including professional fees) incurred in connection with any investigation by any Governmental Entity (including the CCRA, any provincial taxing authority, the IRS, or any taxing authority in any jurisdiction, including any sales tax authority) of any such actual or alleged violation of Law or defending any charges (or the equivalent) laid or threatened in connection with any such actual or alleged violation of any Law, and any fines, penalties or other amounts which the CINAR Entities agree or are required to pay as a result of any such actual or alleged violation of any Law; and

(iv) in the event that the CCE Net Litigation Proceeds are being calculated as a result of the occurrence of the Termination Date, a reserve in an amount determined by the Manager, acting reasonably, sufficient to pay any Litigation Payments and CCE Expenses which may become payable by the CINAR Entities, including in or in relation to any remaining Specified Litigation or Third Party Rights which have not been subject to Final Adjudication.

The amounts referred to in (ii) and (iii) above (other than the Litigation Payments) are referred to collectively as the "CCE EXPENSES". The amounts referred to in (ii) and (iii) above shall be reduced by the CCE Tax benefits, if any, deemed available to CINAR Entities (as hereinafter provided) of making such payments. For greater certainty, CCE Payees shall have no liability in the event that the CCE Net Litigation Proceeds are negative.

For the purposes of the CCE Agreement and the calculation of CCE Net Litigation
Proceeds:

(v) "CCE TAXES" means the income tax that would be payable by the CINAR Entities on the CCE Taxable portion of the amount received by them, assuming: (A) a combined federal-provincial tax rate of 36.62% (or if the amount is taxable in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%); and (B) that the CINAR Entities have no tax losses, credits or deductions available to them to reduce CCE Taxes;

(vi) "CCE TAX BENEFITS" means the income tax savings that would be available to the CINAR Entities on the CCE Deductible portion of a payment or the CCE Deductible portion of Expenses related to or in connection with the settlement or litigation, or actual or alleged violation of Law, as the case may be, assuming a combined federal-provincial tax rate of 36.62% (or if the amount is deductible in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%);

(vii) the "CCE TAXABLE PORTION" of an amount received by the CINAR Entities and the "CCE DEDUCTIBLE PORTION" of a payment made by the CINAR Entities and the "CCE DEDUCTIBLE PORTION OF EXPENSES" related to any amount so received or paid, shall be determined by the Litigation Committee in the following manner. Once an item of Specified Litigation has been subject to Final Adjudication (or, in respect of the Final Adjudication of the Founder Option Proceedings, the BRB Litigation and the Fournier Litigation, which has already occurred, forthwith following the execution of the CCE Agreement) or, in the case of CCE Expenses referred to in item (iii) of the definition of "CCE Net Litigation Proceeds" above and any other CCE Expenses that do not relate specifically to any particular item of Specified Litigation, prior to the payment of the Aggregate CCE Amount, the Litigation Committee shall, in consultation with its tax advisors, determine the CCE Taxable portion, CCE Deductible portion and CCE Deductible portion of Expenses that is the subject matter of and/or related to the Final Adjudication or actual or alleged violation of Law or the CCEs generally, as the case may be. In making such determination, the Litigation Committee will take into account any limitations or restrictions on effective deductibility as a result of Newco acquiring control of CINAR. Such determination of the Litigation Committee to be effective must be approved by the CINAR Member and the Manager Member. Notwithstanding the foregoing, if the CCE Taxable portion, CCE Deductible portion or the CCE Deductible portion of Expenses, as the case may be, has not been determined by the earlier of (A) six months after all of the Specified Litigation has been subject to Final Adjudication, including CINAR being released from all Third Party Rights, and (B) the date determined pursuant to the first paragraph under the heading "CCEs -- Payment of CCE Amount" in this Circular, then any amount which has not already been determined not to constitute a CCE Taxable portion, a CCE Deductible portion or a CCE Deductible portion of Expenses, as the case may be, shall be deemed to constitute a CCE Taxable portion of an amount received by the CINAR Entities or not to be a CCE Deductible portion of a payment made by the CINAR Entities or not to be a CCE Deductible portion of Expenses, as the case may be; and

(viii) CCE Net Litigation Proceeds shall be calculated in United States dollars. For the purposes of calculating CCE Net Litigation Proceeds:

     (A) the amount of any Litigation Proceeds received in a currency other than United States dollars shall be the amount actually deposited into the Litigation Account on account of such Litigation Proceeds at the actual exchange rate at which such Litigation Proceeds are converted;

     (B) the amount of any Litigation Payment paid or payable in a currency other than United States dollars shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to make such Litigation Payment at the actual exchange rate at which such withdrawn funds are converted in order to make such Litigation Payment; and

     (C) the amount of any CCE Expenses paid or payable in a currency other than United States dollars shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to pay such CCE Expenses at the actual exchange rate at which such withdrawn funds are converted in order to pay such CCE Expenses or, if such CCE Expenses are paid directly from amounts provided by CINAR, as decribed under the heading "CCEs - Funding of Litigation" in this Circular which are repaid using Canadian funds obtained by converting United States dollars withdrawn from the Litigation Account, the amount of such CCE Expenses shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to repay such amounts provided by CINAR at the actual exchange rate at which such withdrawn funds are converted in order to repay such amounts.

The CCE Net Litigation Proceeds Certificate shall set forth in reasonable detail:

(i) the amount of the Litigation Proceeds received by the CINAR Entities, if any;

(ii) the amount of the Litigation Payments paid, payable or to become payable by or on behalf of the CINAR Entities, if any;

(iii) an itemized list in reasonable detail of all CCE Expenses;

(iv) the calculation of the CCE Amount as well as the details of any Interim Payment Amount to be credited against the CCE Amount;

(v) any assumptions underlying the determination of any item used in making the necessary calculations; and

(vi) any financial or other documentation reasonably necessary to sufficiently support such calculations.

Within 30 days of delivery of the CCE Net Litigation Proceeds Certificate, each member of the Litigation Committee shall give written notice to CINAR, the Manager and each other member of the Litigation Committee specifying whether he or she agrees with or objects (a "NOTICE OF AGREEMENT" and a "NOTICE OF OBJECTION", respectively) to the CCE Net Litigation Proceeds Certificate and the CCE Amount. Any Notice of Objection shall set forth in reasonable detail each of the objections to the calculations, valuations, methodologies, lists, computations, assumptions and other information (collectively, the "DETERMINATIONS") that the member of the Litigation Committee delivering the Notice of Objection has to the CCE Net Litigation Proceeds Certificate.

If at least two of the members of the Litigation Committee deliver a Notice of Agreement and any CCE Amount is payable, the Manager shall establish the CCE Payment Date. If at least two of the members of the Litigation Committee deliver a Notice of Objection within such 30 day period, the Manager shall continue to hold all amounts in the Litigation Account (subject to such amounts being used, among other things, to pay Litigation Payments and CCE Expenses for or on behalf of the CINAR Entities or the Litigation Committee and fund any Gross Interim Payment Amount) until a Resolution is obtained pursuant to the procedures set forth below.

Within ten days of the delivery of the second Notice of Objection, the members of the Litigation Committee shall submit the portions of the Determinations set forth in the CCE Net Litigation Proceeds Certificate that are in dispute to Richter, Usher & Vineberg (or such other independent public accounting firm of national standing selected jointly by the Manager Member and the CINAR Member) (the "FIRM"). The Firm shall be instructed to determine as soon as is practicable whether the Determinations set forth in the CCE Net Litigation Proceeds Certificate that are in dispute are correct (without taking into account any Firm Expenses). If the Firm determines that such Determinations are correct, the CCE Amount shall be as set forth in the CCE Net Litigation Proceeds Certificate reduced by an amount equal to the CCE Percentage of the Firm Expenses divided by the total number of CCEs outstanding on the CCE Payment Date, and each member of the Litigation Committee shall be deemed to have delivered a Notice of Agreement with respect to such CCE Net Litigation Proceeds Certificate and the Manager shall establish the CCE Payment Date. If the Firm determines that any of the Determinations set forth in the CCE Net Litigation Proceeds Certificate are incorrect in any respect (whether or not material), the Firm's resulting calculation of the CCE Amount (which shall take into account the Firm Expenses) shall be binding on all parties to the CCE Agreement (the "RESOLUTION") and the Manager, upon receiving notice of such Resolution, shall set the CCE Payment Date. All costs and expenses billed by the Firm in connection with the performance of its duties described herein (the "FIRM EXPENSES") shall be paid by the Manager on behalf of CINAR out of, and to the extent of, the funds in the Litigation Account and shall be included in the CCE Expenses. If any member of the Litigation Committee does not deliver a Notice of Agreement or a Notice of Objection to the CCE Net Litigation Proceeds Certificate within the 30 day period described above, such member of the Litigation Committee shall be deemed to have delivered a Notice of Agreement with respect to such CCE Net Litigation Proceeds Certificate.

At any time prior to the establishment of a CCE Payment Date, provided that there are no amounts owing to CINAR in respect of amounts advanced by CINAR as described under the heading "CCEs - Funding of Litigation" in this Circular, the Manager may, in its sole discretion, make payment to the CCE Payees in respect of the CCEs and to itself in such amount (the "GROSS INTERIM PAYMENT AMOUNT") as it may determine in its sole discretion to be advisable after taking a reserve sufficient to provide for amounts which may be required to pay Litigation Payments and other CCE Expenses which are or may become payable in respect of Specified Litigation which has not been subject to Final Adjudication or which has been subject to Final Adjudication, but amounts remain payable by any of the CINAR Entities in respect of such Final Adjudication. Of the Gross Interim Payment Amount, the CCE Percentage thereof (the "AGGREGATE INTERIM PAYMENT AMOUNT") shall be paid to the CCE Payees and the balance thereof (100% less the CCE Percentage thereof) (the "INTERIM MANAGER AMOUNT") shall be withdrawn from the Litigation Account and retained by the Manager for its sole benefit.

If the CCE Amount is determined to be payable in accordance with the CCE Agreement, the Manager shall establish the CCE Payment Date which shall be within 15 days following the date on which the CCE Amount is finally determined. On the CCE Payment Date, the Manager shall promptly cause the CCE Amount to be delivered to each of the CCE Payees in respect of each CCE held by them by cheque mailed to the address of each CCE Payee as reflected in the CCE Register as of the close of business on the last Business Day prior to the CCE Payment Date or, in the circumstances set forth in section 4.2 of the Plan of Arrangement, to the Depositary to be held in trust by the Depositary and dealt with in accordance with such section.

The determination of the CCE Amount pursuant to the procedures set forth in the CCE Agreement, absent a mathematical error, shall be final and binding on CINAR, the Manager and each CCE Payee.

The Manager shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the CCE Amount otherwise payable pursuant to the CCE Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Canadian Tax Act, or any provision of provincial, local or foreign tax law. Following the payment of the Aggregate CCE Amount, any amount remaining in the Litigation Account shall be withdrawn from the Litigation Account and retained by the Manager for its sole benefit.

All amounts payable after the Effective Date by the Manager on or in respect of any CCEs to a payee thereof before the delivery by such payee of a duly completed Letter of Transmittal together with the certificate formerly representing such payee's CINAR Shares (or an affidavit of loss and bond) and other required documents shall be paid or made to the Depositary to be held by it in trust for such payee. All monies so held in trust by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may deem appropriate. Subject to the provisions of the Plan of Arrangement regarding the extinction of the rights of the former CINAR Shareholders, the Depositary shall pay and deliver to any such payee, as soon as reasonably practicable after the delivery to the Depositary for cancellation of the certificates formerly representing such payee's CINAR Shares (or an affidavit of loss and bond) together with a duly completed Letter of Transmittal and other required documents, all amounts, net of any applicable withholding or other taxes, held by the Depositary in trust for such payee pursuant to the Plan of Arrangement, with any interest on the funds so held in trust to be for the sole benefit of the Manager.

SEGREGATION OF CASH PROCEEDS

CINAR shall, and shall cause the other CINAR Entities to, pay to the Manager all Litigation Proceeds (after deducting CCE Taxes, if any, assumed payable thereon by the CINAR Entities as provided in the CCE Agreement or, in the event that the amount of the CCE Taxes is still in the process of being determined, after deducting a reserve for such CCE Taxes in an amount determined by CINAR, acting reasonably, with appropriate adjustments to be made as between the CINAR Entities and the Manager forthwith following the amount of the CCE Taxes assumed payable being finally determined) forthwith following receipt and such Litigation Proceeds shall be held in trust in a separate appropiately designated bank or investment account established by the Manager with a recognized major financial institution and maintained in the form of cash or Cash Equivalents, in each case denominated in United States dollars (collectively, the "LITIGATION ACCOUNT"), free of any liens or encumbrances of any kind, until the CCE Payment Date, provided that amounts in the Litigation Account shall be used from time to time to fund:

(i) Litigation Payments and other CCE Expenses for or on behalf of the CINAR Entities or the Litigation Committee;

(ii) any adjustments of CCE Taxes assumed payable as referred to above; and

(iii) any Gross Interim Payment Amount.

FUNDING OF LITIGATION

To the extent that there are insufficient funds in the Litigation Account to fund the payments referred to in item (i) of the previous paragraph, CINAR will provide up to $5,000,000 and no more (on a revolving basis) to fund such payments. Any amounts so provided by CINAR shall be repaid on demand (and, in any event, prior to the payment of the Aggregate CCE Amount) out of amounts deposited in the Litigation Account together with interest thereon at Prime plus 5% (the "INTEREST EXPENSES"). Any exchange losses realized as a result of depositing into the Litigation Account United States dollars resulting from the conversion of Canadian dollars provided by CINAR in accordance with the foregoing at the actual exchange rate at which such Canadian dollars are converted in an amount less than the amount of United States dollars required to be withdrawn from the Litigation Account in order to repay such advances at the actual exchange rate at which such United States dollars are converted into Canadian dollars shall constitute CCE Expenses. Any exchange gains realized as a result of depositing in the Litigation Account United States dollars resulting from the conversion of Canadian dollars provided by CINAR in accordance with the foregoing at the actual exchange rate at which such Canadian dollars are converted in excess of the amount of United States dollars required to be withdrawn from the Litigation Account in order to repay such advances at the actual exchange rate at which such United States dollars are converted into Canadian dollars (after deducting CCE Taxes, if any, assumed payable thereon by the CINAR Entities and the Manager at the assumed tax rate referred to above in the definition of CCE Taxes) shall be credited against CCE Expenses.

LITIGATION COMMITTEE

A litigation committee (the "LITIGATION COMMITTEE") comprised of three persons will be established: G. Wesley Voorheis (the "MANAGER MEMBER"), appointed by the Manager; Lisa de Wilde (the "CINAR MEMBER"), appointed by the current directors of CINAR; and a member (the "INDEPENDENT MEMBER") agreed to by the other two members.

G. Wesley Voorheis is a partner of Voorheis & Co., a Toronto-based shareholder advisory firm which provides strategic, legal and other advice primarily to shareholders of public and private companies in Canada. Prior to the establishment of Voorheis & Co., Mr. Voorheis was a partner in a major Toronto law firm specializing in securities law and mergers and acquisitions.

Lisa de Wilde is currently a director of CINAR Corporation, Chair of its Management Resources and Compensation Committee and member of its Audit Committee. From 1994 to 2001, she was the President and Chief Executive Officer of Astral Television Networks Inc. Ms. de Wilde is a lawyer and a former partner at Heenan Blaikie LLP. She began her career at the Canadian Radio-television and Telecommunications Commission as Legal Counsel and subsequently held the position of Director General - Cable, Pay and Specialty Services.

The members of the Litigation Committee shall have the sole power and duty to direct and supervise all matters involving the Specified Litigation (including trial strategy and planning and settlement strategy) on behalf of the Manager and the CINAR Entities; provided that all decisions and determinations with respect to the Specified Litigation (including, any Settlement Decision or Strategic Decision) shall be made in accordance with the CCE Agreement. The Manager Member shall have primary responsibility for the day-to-day direction and supervision of the Specified Litigation and may, without the approval of any of the Manager, the CINAR Entities or any of the other members of the Litigation Committee, make decisions and determinations in accordance with the CCE Agreement with respect to the day-to-day conduct of the Specified Litigation and such decisions shall be deemed to have been made on behalf of all of the members of the Litigation Committee. The Manager Member shall have the power to, from time to time, delegate any of his responsibilities and authorities under the CCE Agreement to any other member of the Litigation Committee. Notwithstanding the foregoing, (i) the approval of a majority of the members of the Litigation Committee (provided that the Manager Member must be included in such majority) shall be required for any Strategic Decision, and (ii) the unanimous approval of the members of the Litigation Committee (other than the Independent Member) shall be required for any Settlement Decision. Notwithstanding the foregoing, at any time following the second anniversary of the Effective Date, the Manager Member may require that the CINAR Entities offer to submit any of the Specified Litigation to a binding arbitration process and the other members of the Litigation Committee and CINAR shall do all things reasonably necessary to make and give effect to such offer.

The members of the Litigation Committee may engage and direct employees of the CINAR Entities or any affiliate of any of the CINAR Entities to respond to discovery requests, attend and prepare for depositions, prepare for and testify at trial, or take any other action that the members of the Litigation Committee believe is necessary or prudent in prosecuting or defending the Specified Litigation. If such an employee takes any such action, CINAR and the Manager shall be entitled to treat as CCE Expenses (and CINAR shall be entitled to be reimbursed) an amount equal to (i) (A) the hours that such employee is required to work in connection with such engagement multiplied by (B) the hourly rate of such employee (determined by dividing (x) the sum (without duplication) of (1) the employee's annual salary payable in cash at the time of the engagement plus
(2) the employee's annual bonus for the prior financial year plus (3) the employment taxes that the employer is required to pay with respect to such amounts plus (4) the out-of-pocket costs of the CINAR Entities and their affiliates, as the case may be, of all other employee benefits, including employer-paid health care, employer-paid life insurance premiums, and employer contributions to savings and pension plans, in respect of the employee, by (y) the product of (1) 52 weeks less the number of weeks of vacation to which the employee is entitled to during the current calendar year multiplied by (2) if such employee is a full-time employee, 40, or if such employee is not a full time employee, the number of hours that such employee is expected to work each week), but only in the event that, and then only to the extent that, the aggregate of all such amounts in respect of all employees and all engagements exceeds $25,000, plus (ii) the out-of-pocket expenses incurred in connection with such engagement (the "EMPLOYEE EXPENSES").

Except as otherwise expressly provided in the CCE Agreement, all decisions of the Litigation Committee shall be taken by majority vote of the members of the Litigation Committee; provided, however, that (i) the right to engage parties (including employees of the CINAR Entities and their affiliates) to perform services with respect to the day-to-day conduct of the Specified Litigation shall be made by the Manager Member, (ii) decisions with respect to Strategic Decisions shall be made by the applicable majority required for Strategic Decisions, and (iii) decisions with respect to Settlement Decisions shall be made by the applicable majority required for Settlement Decisions.

The following payments (the "LITIGATION COMMITTEE EXPENSES") shall be made by the Manager on behalf of CINAR and shall constitute CCE Expenses:

(i) the payment to each member of the Litigation Committee of compensation for his or her services in an amount to be determined by agreement between the Manager and the members of the Litigation Committee (which may include an additional amount payable to the Manager Member) until the CCE Payment Date (or such earlier date as determined in accordance with the CCE Agreement);

(ii) except as otherwise expressly provided in the CCE Agreement, the payment to or on behalf of the members of the Litigation Committee, upon the request of the members of the Litigation Committee, of all reasonable expenses and disbursements incurred or to be incurred by the members of the Litigation Committee in connection with the discharge of their duties under the CCE Agreement (including the reasonable compensation and the expenses and disbursements of their counsel, accounting firms, tax experts, valuation firms and other experts and third parties as contemplated in the CCE Agreement and including premiums paid from time to time for liability insurance coverage for the members of the Litigation Committee); and

(iii) the payments to the members of the Litigation Committee required in order to indemnify the members of the Litigation Committee and hold them harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, reasonable expenses and reasonable disbursements of any kind or nature whatsoever (including, the reasonable compensation and the expenses and disbursements of their counsel, accounting firms, tax experts, valuation firms and other experts and third parties as contemplated in the CCE Agreement) that may be imposed on, asserted against or incurred by them under, or in connetion with their duties pursuant to, the CCE Agreement, and the members of the Litigation Committee shall be so indemnified under the CCE Agreement for their own negligence, but the members of the Litigation Committee will not have the right to be indemnified under the CCE Agreement for their own wilful misconduct or bad faith.

The members of the Litigation Committee may resign at any time by giving written notice thereof to CINAR and the Manager. The Manager Member may be removed at any time by notice from the Manager delivered to the members of the Litigation Committee and CINAR, and the Independent Member may be removed at any time by notice from the Manager Member and the CINAR Member delivered to the members of the Litigation Committee and CINAR.

If the Manager Member shall resign, be removed or become incapable of acting, the Manager shall promptly appoint a qualified individual, who may be an officer, director, employee or shareholder of the Manager, as the successor Manager Member. If the Independent Member shall resign, be removed, or become incapable of acting, or the CINAR Member shall resign or become incapable of acting, a qualified individual shall be appointed as the successor Independent Member or CINAR Member, as the case may be, by the unanimous agreement of the remaining members of the Litigation Committee. In the event that as a result of both the CINAR Member and the Independent Member resigning, being removed or becoming incapable of acting, or the CINAR Member resigning, being removed or becoming incapable of acting prior to the initial Independent Member being agreed upon and appointed by the Manager Member and the CINAR Member, there is neither a CINAR Member nor an Independent Member, the Manager Member shall first appoint a qualified individual, who shall not be an officer, director, employee or shareholder of the Manager or any of its affiliates, as the successor or initial Independent Member, as the case may be. The Manager Member and the Independent Member shall then appoint a qualified individual as the successor CINAR Member by unanimous agreement. If, within 90 days after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor CINAR Member or Independent Member, as the case may be, shall not have been appointed, or the initial Independent Member has not been appointed within 30 days of the execution and delivery of the CCE Agreement, the CCE Payees may appoint any qualified individual who is willing to serve as a successor CINAR Member or Independent Member, or the initial Independent Member, as the case may be, by an Act of the Payees (excluding any CCE Payee which is a party to any of the Specified Litigation or is an affiliate or associate of any Person which is a party to any of the Specified Litigation from the determination of whether the CCE Payees holding a majority of the outstanding CCEs have signed such Act, and excluding the CCEs held by such CCE Payees from the total number of CCEs outstanding) delivered to CINAR and the Manager. A successor member of the Litigation Committee or initial Independent Member so appointed by the CCE Payees shall be designated in his appointment as either a CINAR Member or an Independent Member, as the case may be. If no successor member of the Litigation Committee or initial Independent Member shall have been so appointed by the Manager, the members of the Litigation Committee remaining in office or the CCE Payees, and so accepted his or her appointment, any CCE Payee (other than a CCE Payee which is a party to any of the Specified Litigation or is an affiliate or associate of any Person which is a party to any of the Specified Litigation) may on behalf of himself and all others similarly situated petition any court of competent jurisdiction for the appointment of a qualified individual as a successor member of the Litigation Committee. The Manager shall give notice of each resignation, each removal and each incapacity of a member of the Litigation Committee and each appointment of a successor member of the Litigation Committee or the initial Independent Member to the CCE Payees.

CONDUCT OF SPECIFIED LITIGATION

None of the Manager or any CINAR Entity shall make any Settlement Decision without obtaining prior approval from the applicable majority of the members of the Litigation Committee as determined in accordance with the CCE Agreement.

In making any decision or determination with respect to the Specified Litigation (including, any Settlement Decision or Strategic Decision), the Litigation Committee shall act in good faith with a view to maximizing the present value of the Litigation Proceeds and minimizing the present value of the Litigation Payments and CCE Expenses. Without limiting the generality of the foregoing, in connection with any Settlement Decision, the Litigation Committee shall consider:

(i) the aggregate amount of Litigation Proceeds to be received and/or the aggregate amount of Litigation Payments to be paid in connection with the proposed settlement;

(ii) if consent to such settlement is withheld, the probability of the CINAR Entities receiving greater Litigation Proceeds and/or paying lesser Litigation Payments in connection with a subsequent settlement or other resolution of the Specified Litigation;

(iii) the probable timing of such subsequent settlement or other resolution of the Specified Litigation and the probable amount of any additional Litigation Proceeds to be received and/or reduction in Litigation Payments to be paid in connection therewith;

(iv) the discounted present value of such prospective additional Litigation Proceeds and/or reduction in Litigation Payments; and

(v) the additional CCE Expenses expected to be incurred as a result of postponing settlement or other resolution of the Specified Litigation and the present value thereof.

The discount rate applicable to the value of such prospective additional Litigation Proceeds, reduction in Litigation Payments and/or additional CCE Expenses shall be established by a majority of the members of the Litigation Committee (provided that the Manager Member must be included in such majority).

None of the Manager or any of the CINAR Entities shall initiate settlement negotiations or expand settlement negotiations with respect to any aspect or portion of the Specified Litigation without the prior unanimous approval of the members of the Litigation Committee (other than the Independent Member), and the Manager and CINAR agree that such powers shall vest with the Litigation Committee as provided in the CCE Agreement. No member of the Litigation Committee shall initiate settlement negotiations without first informing each other member of the Litigation Committee of such settlement negotiations and obtaining unanimous approval of the members of the Litigation Committee (other than the Independent Member) to pursue such negotiations. If one or more members of the Litigation Committee are allowed to entertain or initiate settlement negotiations, such members of the Litigation Committee shall keep each other member of the Litigation Committee reasonably informed regarding the status of such negotiations (including any expansion of such negotiations) and any member of the Litigation Committee shall, if such member of the Litigation Committee requests, be allowed to participate in the settlement negotiations.

AMENDMENTS TO CCE AGREEMENT

CINAR, the Manager and the members of the Litigation Committee, in the sole and absolute discretion of the members of the Litigation Committee, at any time and from time to time, may, without the consent of any CCE Payees, enter into one or more amendments to the CCE Agreement, for any of the following purposes:

(i) to evidence the succession of another Person to the position of Manager and the assumption by any such successor of the covenants of the Manager; provided that such succession and assumption are in accordance with the terms of the CCE Agreement;

(ii) to evidence the succession of another Person as a successor member of the Litigation Committee and the assumption by any successor of the covenants and obligations of such member of the Litigation Committee; provided that such succession and assumption are in accordance with the terms of the CCE Agreement;

(iii) to add to the covenants of the Manager such further covenants, restrictions, conditions or provisions as the Manager and the members of the Litigation Committee shall consider to be for the protection of the CCE Payees; provided that in each case, such provisions shall not materially adversely affect the interests of the CCE Payees;

(iv) to cure any ambiguity, to correct or supplement any provision in the CCE Agreement that may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the CCE Agreement; provided that in each case, such provisions shall not materially adversely affect the interests of the CCE Payees; or

(v) as may be necessary or appropriate to ensure that the creation and allocation of the CCEs is exempt from the prospectus and registration requirements of applicable Canadian provincial securities legislation and the CCEs will not require registration under the U.S. Securities Act, provided that such provisions shall not materially adversely affect the interests of the CCE Payees.

With the consent of the CCE Payees holding not less than a majority of the outstanding CCEs, by an Act of the Payees delivered to CINAR and the members of the Litigation Committee, CINAR, the Manager and the members of the Litigation Committee may enter into one or more amendments to the CCE Agreement for the purpose of adding to, eliminating or changing any provisions of the CCE Agreement. It shall not be necessary for any such Act of the Payees to approve the particular form of any proposed amendment, but it shall be sufficient if such Act of the Payees shall approve the substance thereof.

Promptly after the execution by CINAR, the Manager and the members of the Litigation Committee of any such amendment, the Manager shall give notice thereof to the CCE Payees.

TERMINATION DATE

If it appears that by the Termination Date not all of the Specified Litigation will have been subject to Final Adjudication and/or it appears that at the Termination Date there will remain outstanding any Third Party Rights for which any of the CINAR Entities may be liable, the Manager shall, at the option of the Manager Member or the CINAR Member, make such applications or submissions to applicable securities regulatory or other agencies for the purposes of seeking an extension to the Termination Date for up to an additional two years, provided that such extension does not necessitate registration of the CCEs under applicable securities legislation or result in CINAR or the Manager becoming a reporting issuer under such legislation. If such applications are successful prior to the Termination Date or it is determined prior to the Termination Date that no such regulatory relief is required, the Termination Date shall be extended to the date permitted by such regulatory relief or, if no such regulatory relief is required, the later of the dates chosen by the Manager Member and the CINAR Member, provided that the latest Termination Date shall be the fifth anniversary of the execution of the CCE Agreement.

REPORTS

Until the CCE Payment Date, the Manager will furnish a report to the CCE Payees
(i) annually, within ninety days of each anniversary of the Effective Date, which report will provide a summary of any material developments relating to the Specified Litigation during the year ended on such anniversary date, together with an unaudited cash receipt and disbursement statement relating to the Specified Litigation for the year ended on such anniversary date, and (ii) in the event that, in the opinion of the Manager, a material event relating to the Specified Litigation has occurred, within 60 days of the occurrence of such event, which report will provide details of such material event.

RISK FACTORS RELATING TO THE CCES

The following factors should be considered by CINAR Shareholders in evaluating the CCEs and whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information contained in this Circular.

MANAGER

The Manager is a corporation incorporated for the purpose of effecting the Arrangement and may have limited or no assets (other than the Litigation Account) to satisfy its obligations in respect of the CCEs.

UNCERTAINTIES RELATING TO CLAIMS WHERE CINAR IS A PLAINTIFF

There is no assurance that CINAR will prevail in respect of those Claims forming part of the Specified Litigation in which CINAR is a plaintiff. Even if CINAR does prevail in one or more of such Claims, there is no assurance that the court will award CINAR any monetary amount or that any such monetary amount will exceed the expenses incurred by CINAR in pursuing such Claims. Even if CINAR does prevail in respect of one or more such Claims and is awarded a monetary amount, there is no assurance that CINAR will be able to successfully enforce or execute any such order of the court.

UNCERTAINTIES RELATING TO CLAIMS WHERE CINAR IS A DEFENDANT

There is no assurance that CINAR will prevail in respect of those Claims forming part of the Specified Litigation in which CINAR is a Defendant. Even if CINAR does prevail in one or more such Claims, CINAR may incur significant expenses in defending such Claims, and such expenses may equal or exceed the amounts (if any) received by CINAR in respect of Claims in which CINAR is a plaintiff.

UNCERTAINTIES RELATING TO CCE EXPENSES

The CCE Expenses incurred by CINAR in pursuing the Specified Litigation and certain other expenses which are deductible in calculating the Aggregate CCE Amount may result in a significant reduction of the Aggregate CCE Amount or in there not being any Aggregate CCE Amount.

CCE NET LITIGATION PROCEEDS NOT ESCROWED

CINAR shall, and shall cause the other CINAR Entities to, pay to the Manager all Litigation Proceeds (after deducting CCE Taxes, if any, assumed payable thereon by the CINAR Entities or, in the event that the amount of the CCE Taxes is still in the process of being determined, after deducting a reserve for such CCE Taxes in an amount determined by CINAR, acting reasonably, with appropriate adjustments to be made as between the CINAR Entities and the Manager forthwith following the amount of the CCE Taxes assumed payable being finally determined) forthwith following receipt and such Litigation Proceeds shall be held in trust in a separate appropriately designated bank or investment account established by the Manager. The CCE Net Litigation Proceeds will not, however, be deposited into an escrow or trust account held by a third party, such as a trust company. There can be no assurance that creditors of the Manager will not be successful in seizing some or all of the Net Litigation Proceeds or otherwise requiring that some or all of the CCE Net Litigation Proceeds be used to satisfy some or all of the Manager's liabilities, or that a creditor of CINAR will not be successful in seizing some or all of the Litigation Proceeds or otherwise requiring that some or all of the Litigation Proceeds be used to satisfy some or all of CINAR's liabilities before such Litigation Proceeds are paid to the Manager pursuant to the CCE Agreement to be held in the Litigation Account.

CCES NOT SECURED AND NOT SECURITIES OF THE MANAGER

The CCEs shall not confer or be construed as conferring upon a CCE Payee: (i) any right or interest whatsoever as a shareholder or other security holder of CINAR or the Manager, including the right to vote at, to receive notice of, or to attend, meetings of shareholders or other security holders or any other proceedings of CINAR or the Manager, or the right to receive dividends and other distributions payable on the shares or other securities of CINAR or the Manager;
(ii) any other equity or ownership interest in CINAR or the Manager; or (iii) any other right not expressly granted pursuant to the CCE Agreement. The CCEs will represent unsecured obligations of the Manager and will not be entitled to the benefit of any security in any of the assets of the Manager or CINAR.

SETTLEMENT NEGOTIATIONS

The CCE structure was developed to maximize shareholder value and to ensure that any net amount received in connection with any of the Specified Litigation will contribute to increase the Aggregate Consideration to be paid to CINAR Shareholders under the Arrangement. Management of CINAR recognizes that if the Specified Litigation is not settled or subject to a final court decision by the Settlement Deadline, CINAR Shareholders will be entitled to receive an amount equal to their PRO RATA shares of 70% of the CCE Net Litigation Proceeds and, accordingly, there are certain benefits to reaching an adequate and appropriate settlement prior to the Settlement Deadline in order to obviate the need for the CCE structure. Accordingly, one of the top priorities of CINAR's management since entering into the Arrangement Agreement has been to settle the Specified Litigation. Management believes there is a window of opportunity from now until the Settlement Deadline to settle the Specified Litigation and maximize the Aggregate Consideration payable to CINAR Shareholders. However, no assurances can be given in this regard.

CINAR's management has, therefore, been involved in settlement discussions with each of the various parties involved in the Specified Litigation. In fact, management has successfully settled the BRB Litigation and the Fournier Litigation. CINAR has also entered into settlement discussions with Mr. Weinberg and Ms. Charest, on the one hand, and Globe-X, on the other hand. CINAR's management has attempted both global and individual settlement discussions with each of these parties.

In the past several months, CINAR submitted several draft written settlement proposals and has received the same from each of Mr. Weinberg and Ms. Charest, on the one hand, and Globe-X, on the other hand. The latest proposals of CINAR's management, in which CINAR's terms for a fair settlement between the parties were outlined, were communicated to Mr. Weinberg, Ms. Charest and Globe-X on or about December 9, 2003 and again to Globe-X on or about December 22, 2003. Given the confidentiality of such discussions and the conditional nature of the proposals, CINAR cannot, at this time, publicly announce its views as to a fair and adequate settlement. The CCE structure helps to ensure that CINAR will not be forced to enter into a settlement or settlements that do not reflect an adequate recovery of its entitlements from the Specified Litigation. CINAR will make a public announcement if an agreement with any or all of Globe-X, Mr. Weinberg or Ms. Charest is made before the Settlement Deadline. CINAR is not able to advise as to the likelihood that these negotiations will be successful before the Settlement Deadline.

                              SPECIFIED LITIGATION

The Specified Litigation consists of the matters described below.

BRB

On or about August 8, 2000, the principals of BRB, a Spanish animation company, instituted an action against CINAR, Micheline Charest and Ronald Weinberg in the Superior Court of Quebec (Judicial District of Montreal), Court File No. 500-05-059449-007 (the "BRB LITIGATION"). BRB claimed approximately $78 million for breach of contract, alleging that CINAR failed to complete an agreement to purchase 100% of the shares of BRB and its affiliates. On November 24, 2003, CINAR announced that it had reached an out-of-court settlement with BRB. CINAR has paid BRB $450,000 as a complete and final settlement of BRB's action.

CLAUDE ROBINSON

On or about July 16, 1996, an action in damages in the amount of $2,523,000 was instituted by Claude Robinson and Les Productions Nilem Inc. against CINAR, Ronald Weinberg, Micheline Charest and ten other named defendants in the Superior Court of Quebec (Judicial District of Montreal), Court File No. 500-05-021498-967. In this action, the plaintiffs requested the issuance of various orders based on alleged illegal plagiarism of Claude Robinson's work in a series produced by CINAR and others entitled "Robinson Sucroe". This case has not yet been inscribed for proof and hearing. The plaintiffs have substantially, but not fully, completed discoveries of all witnesses. The court has established January 31, 2004 as the deadline for the plaintiffs to file the necessary materials and indicate that their case is ready for proof and hearing. The defendants, including CINAR, will then have 60 days to file their materials. Counsel for the insurance company which is defending this action on behalf of all the defendants has advised CINAR that the trial date will likely only be set in March 2004. While it is not possible to predict the outcome of this case, CINAR has been advised by counsel for the insurance company that there is a reasonable probability of CINAR and the other defendants prevailing in this case.

LOUIS FOURNIER

On or about May 23, 2000, Louis Fournier instituted an action against CINAR in the Superior Court of Quebec (Judicial District of Montreal), Court File No. 500-05-058100-007 (the "FOURNIER LITIGATION"). The suit claimed damages of approximately $1.8 million related to certain stock options in CINAR. Louis Fournier and CINAR have agreed to a mutual and complete release with respect to all the facts alleged in such action in return for the payment by CINAR to Louis Fournier of $925,000, as to $308,333 on November 1, 2003 and as to the remaining $616,667 on January 1, 2004.

WEINBERG AND CHAREST

An action instituted by CINAR and certain of its affiliated companies against Ronald A. Weinberg, Micheline Charest and their holding companies, 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc. and McRaw Holdings Inc., (collectively, the "WEINBERG DEFENDANTS") and Hasanain Panju, in the Superior Court of Quebec, Court File No. 500-05-062790-017, and a Cross Demand filed therein against CINAR and certain of its affiliated companies by the Weinberg Defendants and any further claims, counter-claims or recursory claims arising out of or in relation to the facts alleged in such proceedings by any party including, without limitation, any eventual recursory claims of any party to such proceedings against the Globe-X Companies, Silicon Isle Limited, Norshield International Limited, Comprehensive Investor Services Limited, or any of their directors, officers or shareholders, or any of their affiliated companies and any of their directors, officers or shareholders (the "CINAR ACTION"). The CINAR Action is in the final stages of discovery and, subject to the expiry of the stay agreement, could be set down for trial (the filing of the Declaration of Readiness) within the next six months. After being set down for trial, it could be another 18 months or more before a trial is held, following which it could then be subject to further delays for any eventual appeals. While important elements of the claims of both parties involve contested issues of fact and credibility which will only be determined by an eventual judgment on the merits, CINAR believes that its claims against the defendants in the CINAR Action have significant merit and that the cross-claims of the defendants to the CINAR Action lack merit, or are subject to compensation for other claims of CINAR. It is difficult to predict the likelihood of recovery from the defendants in the CINAR Action.

An action instituted by 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Ronald A. Weinberg and/or Micheline Charest, against Hasanain Panju in the Superior Court, Court File No. 500-05-065669-010. CINAR is not a party to this action. This is an action taken by certain holding companies of Mr. Weinberg and Ms. Charest for an accounting of their funds which were administered by Mr. Panju for the account and benefit of the plaintiffs, as well as an accounting for profits that were earned by Mr. Panju from the use of such funds, for which the plaintiffs claim an aggregate of $18,077,146.23 in respect of the return of their funds and the profits earned by Mr. Panju. Mr. Panju has cross-claimed against the plaintiffs for $8,500,000 under various heads of damages including unjust dismissal, moral damages and damages to his reputation. Some of the transactions alleged in these proceedings to have been effected by Mr. Panju are among the related party transactions referenced in the CINAR Action. Thus, it is possible, though not likely, that CINAR might choose at some stage to intervene in these proceedings. CINAR has no plans to intervene at the present time.

An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies, 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc., as plaintiffs against Hasanain and Sukaina Panju before the Superior Court of Justice of Ontario, Court File No. 64106/02. CINAR is not a party to this action. This action is ancillary to the action described in the preceding paragraph. The plaintiffs allege that certain of the funds of the plaintiffs that Mr. Panju had allegedly appropriated were used to purchase real estate in Ontario (which was subsequently transferred to his wife, Sukaina Panju) and, accordingly, such real estate should be deemed to be held by Mr. Panju as trustee in a constructive trust for the benefit of the plaintiffs. It is possible, though not likely, that CINAR might choose at some stage to intervene in these proceedings. CINAR has no plans to intervene at the present time.

An action instituted by 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Micheline Charest and Ronald A. Weinberg, respectively, against Mount Real Corporation, Mount Real Services Inc., Mount Real Financial Management Services Corporation, Mount Real Acceptance Corporation and Gold Triangle Technologies Ltd. in the Superior Court of Quebec, Court File No. 500-05-073956-029. CINAR is not a party to this action. This action is being taken by certain holding companies of Mr. Weinberg and Ms. Charest against the defendants, which are companies in which, it is alleged, Mr. Panju invested the plaintiffs' funds without authorization. The plaintiffs thus seek both an accounting and the return of all amounts invested in the defendants, which they allege amount to $6,918,219.54. Some of the transactions alleged in these proceedings to have been effected by Mr. Panju are among the related party transactions referenced in the CINAR Action.

An Amended Motion for Declaratory Judgement or to Dismiss a Trustee, Motion for Damages and Motion for Interlocutory and Final Injunction by Micheline Charest, Ronald A. Weinberg, 153114 Canada Inc. and 2950995 Canada Inc. against Robert Despres in the Superior Court of Quebec, Court File No. 500-17-016856-034 ("MOTION TO DISMISS A TRUSTEE"). These proceedings have not yet been scheduled for a hearing on the merits. CINAR is not a party to these proceedings at the present time.

An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies, 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc., McRaw Holdings Inc., 3359174 Canada Inc. and 336953 Canada Inc., against Ernst & Young LLP in the Superior Court of Quebec, Court File No. 500-05-074589-27. The plaintiffs claim damages in the amount of $194,087,927.13 and an indemnity up to the amount of $28,620,469.00 that certain of the plaintiffs, who are also defendants in the CINAR Action, may be obligated to pay as a result of the CINAR Action. CINAR is not a party to this action. This action is being taken by Mr. Weinberg, Ms. Charest and certain of their holding companies against Ernst & Young LLP, who had been CINAR's auditors and, allegedly, the plaintiffs' accountants and financial advisors prior to certain revelations in the spring of 2000. The plaintiffs allege that the errors and omissions of Ernst & Young LLP in the performance of its duties as auditor to CINAR caused certain of the plaintiffs to be wrongfully sued by CINAR in the CINAR Action and, accordingly, they seek indemnification by Ernst & Young LLP for any amounts they might eventually be ordered to pay CINAR in the CINAR Action. They further allege that Ernst & Young LLP's actions, errors and omissions in the performance of its duties as auditor of CINAR caused the value of the CINAR Shares held by certain plaintiffs to decrease substantially, and that Ernst & Young LLP should be liable for such decrease in value (which they allege to be $172,477,853.87). They further allege that Ernst & Young LLP's actions, errors and omissions in the performance of its contractual obligations to give sound accounting and financial advice and to render quality accounting services to the plaintiffs caused certain of the plaintiffs to be defrauded by Mr. Panju (for which they claim $14,691,853.72) and resulted in the losses due to the investments in the companies described above (for which they claim $6,918,219.54). As the plaintiffs are asking to be indemnified by Ernst & Young LLP for any amount for which they are found liable in the CINAR Action, it is possible, though not likely, that CINAR might choose at some stage to intervene in these proceedings. CINAR has no plans to intervene at the present time.

GLOBE-X

Any and all claims, present or future, of CINAR against, and any and all amounts payable to CINAR by (i) the Globe-X Companies and Silicon Isle Ltd., and their related companies, directors, officers and shareholders, including, without limitation, Lowell Holden and Lynwood Bell; and/or (ii) Norshield International Limited, CIS, Comprehensive Investor Services Ltd., and/or any of their related companies, directors, officers and shareholders, including, without limitation, John Xanthoudakis, Tom Muir and Robert Daviault, including, without limitation:

(a) an action instituted by CINAR for an indeterminate amount against Norshield International Limited, the Globe-X Companies and Robert Daviault in 2000 in the Supreme Court of Bahamas, Court File No. 300 of 2000. This action has not been pursued by CINAR since March 2000 and has been largely superseded by the liquidation proceedings taken by CINAR against the Globe-X Companies in July 2002. No further action by CINAR is presently contemplated in these proceedings;

(b) a petition instituted by CINAR in the Supreme Court of the Bahamas for the winding-up of the Globe-X Companies, Court File Nos. 1502 and 1503 of 2002. CINAR's petition to the Supreme Court of the Bahamas seeking the liquidation of the Globe-X Companies was granted in September 2002. While this decision has been appealed, it is enforceable notwithstanding such appeal. CINAR does not know when the appeal will finally be resolved in these proceedings. The liquidators of the Globe-X Companies appointed by the Bahamian Court are presently attempting to realize on the assets of the Globe-X Companies for the benefit of CINAR and any other creditors of the Globe-X Companies. It is difficult to predict when the liquidators are likely to be able to complete their task or to advise as to the likelihood that the proceeds of the liquidation of the Globe-X Companies will be sufficient to satisfy CINAR's claim;

(c) an action instituted by CINAR against the Globe-X Companies in the High Court of Justice of Anguilla, Claim 0055 of 2002, requesting either the recognition of an order of the Supreme Court of the Bahamas for the winding-up of the Globe-X Companies or, in the alternative, a fresh winding-up order, and the counterclaim filed therein by the Globe-X Companies for damages aggregating approximately $66,000,000 for alleged breach of contract, defamation and/or malicious falsehood. This action instituted by CINAR has also been largely superseded by the legal proceedings initiated in Anguilla by the liquidators of the Globe-X Companies and CINAR is not contemplating pursuing this action at this time. At this stage, it is difficult to predict when it is likely that this litigation will be finally resolved. CINAR believes that the counterclaim instituted by the Globe-X Companies for approximately $66,000,000 is without merit;

(d) any and all future claims between the same parties related to, or arising from, the facts alleged in the proceedings listed in (a) through (c);

(e)  all amounts payable to CINAR in the liquidation of the Globe-X Companies;
     and

(f) an action instituted by CINAR against John Xanthoudakis and Tom Muir before the Superior Court of Quebec, Court File No. 500-05-075777-027. CINAR has filed and served its statement of claim for this action. The defendants filed a motion for particulars, to which CINAR responded. The defendants subsequently requested to examine one of CINAR's representatives for discovery. The defendants have, however, failed to identify the representative who they wish to examine. This action is related to the other claims listed above in items (a) to (e), and there are not likely to be any further developments in this action until the status of the other claims is clarified. At this stage, it is difficult to assess the likelihood of CINAR prevailing in this claim and of recovering from the defendants any amount awarded to CINAR by the court.

An action was instituted by the Globe-X Companies, Silicon Isle Ltd. and Lowell Holden against CINAR, Ronald Weinberg, Barrie Usher, Lawrence Yelin and John Does I-XX in the United States District Court for the Eastern District of Pennsylvania, Court File No. 03-1831. This complaint alleges that plaintiffs have been damaged by reason of allegedly false and misleading statements made in CINAR press releases and periodic reports to CINAR Shareholders with respect to the transactions that are the subject of CINAR's claims against the Globe-X Companies and their affiliates. The complaint alleges that these statements constitute securities fraud, defamation, libel, slander, breach of contract and tortious interference with contracts, and were part of a pattern of alleged "racketeering activity". The plaintiffs are seeking damages in an indeterminate amount, alleged to be in excess of US$55,000,000, which, with respect to the "racketeering" claim, may be subject to trebling, and interest and costs. CINAR and another defendant have filed their defences, alleging, among other things, that the statements were truthful. Discovery has yet to commence. CINAR believes that this action is without merit.

SACD ROYALTIES

An action was instituted on or about February 26, 2003 by 11 plaintiffs, subsequently reduced to eight, namely Patrick Granleese, Rick Jones, Thomas LaPierre, Joseph Mallozzi, Paul Mullie, Bruce Robb, Anne-Marie Perrotta and Tean Schultz. The lawsuit was initially against CINAR, CINAR Productions Inc., Clever Curls Productions Inc., Mousecapades Productions Inc., Helene Charest and McRaw Holdings Inc. as defendants and La Societe des Auteurs et Compositeurs Dramatiques ("SACD") as the third party intervenor ("mise-en-cause"). The lawsuit is before the Superior Court of Quebec,Court File No. 500-17-017177-030. According to an amendment to the Plaintiffs' proceedings made on or about November 3, 2003, the following entities have been added as co-defendants: Busy Bear Productions Inc., Mysterious Productions Inc., Caillou Productions Inc., Four Me Productions Inc., Fancy Cape Productions Inc., Fancy Cape IV Productions Inc. and Funnyzoo Productions Inc.

The Plaintiffs allege that they signed a number of contracts with CINAR in order to write scripts for children's animation programs throughout the 1990s. In these contracts, they "signed away" certain rights which would allegedly have entitled them to obtain "royalty" benefits from the SACD. In other contracts concluded between CINAR and Helene Charest, the latter was designated as the writer of the same scripts and did in effect obtain "royalty" money from the SACD. This money was later remitted by Helene Charest to McRaw Holdings Inc. or CINAR.

CINAR agreed in late 1999, on a without prejudice basis, to remit to the SACD all of the money which it had obtained via Helene Charest. The plaintiffs nevertheless allege that they were "fraudulently misled" by the defendants and that various defendants, including CINAR, construed this scheme in order to deny the plaintiffs the royalty payments to which they would have otherwise been entitled.

In terms of the damages sought by the plaintiffs, the principal conclusions of the lawsuit seek various declarations and orders (which are essentially of an injunctive nature) as well as monetary relief aimed principally at the mise-en-cause SACD and not the defendants. As such, the first "set" of conclusions with respect to CINAR are presented as alternative conclusions. In these "alternative conclusions", the plaintiffs seek an award against CINAR of $536,082.99 which is allegedly the out-of-pocket money, in capital and interest, which the plaintiffs "lost" as a result of the abovementioned scheme. There are other "principal conclusions" according to which the plaintiffs are asking that CINAR and the other defendants be ordered, jointly and severally, to pay to them the following amounts:

o    $127,000 in other compensatory damages;
o    $550,000 in exemplary and punitive damages;
o    $70,000 in moral damages;
o    yet to be quantified extra-judicial fees and disbursements;
o    interest and costs.

As a result, the total potential liability of CINAR for damages in this matter is presently at $1,283,082.99.

To the extent that this case proceeds to trial, CINAR's legal counsel has advised that it estimates that a trial on the merits will be heard before the Superior Court of Quebec in the fall of 2004 at the earliest.

                              ARRANGEMENT MECHANICS

The following is a summary of the material terms of the Plan of Arrangement. This summary is not intended to be complete and is qualified in its entirety by the actual provisions of the Plan of Arrangement. CINAR Shareholders are urged to read the Plan of Arrangement in its entirety. The Plan of Arrangement is attached as Appendix C to this Circular.

Pursuant to the Plan of Arrangement, at the Effective Time, the following shall occur:

(a) each CINAR Share (other than CINAR Shares in respect of which the CINAR Shareholder has exercised his Dissent Rights) shall be deemed to be acquired by Newco for:

     (i)  US$3.60 in cash; plus,

     (ii) in the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, an amount in cash equal to the PRO RATA amount per CINAR Share of the Net Litigation Amount; or

     (iii) in the event that Newco has not delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, one CCE created and allocated by the Manager;

(b) each CINAR Share in respect of which the CINAR Shareholder has validly exercised his Dissent Rights shall be deemed to be acquired by Newco;

(c) all CINAR Options, all CINAR Performance Units, all other securities and all other rights or entitlements convertible or exchangeable for or with securities of CINAR shall be cancelled without any consideration therefor or any obligation to issue any of the securities of CINAR underlying the CINAR Options or any other such securities or other rights or entitlements and without any further rights or entitlements of the holders; and

(d)  Newco and CINAR will amalgamate to form Amalco.

PAYMENT FOR CINAR SHARES

Within ten Business Days after the later of (i) the Effective Date, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing CINAR Shares, Amalco shall cause the Depositary:

(A) to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address specified in the Letter of Transmittal;

(B) if requested by the CINAR Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the CINAR Shareholder; or

(C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address of the CINAR Shareholder as shown on the share register maintained by CINAR immediately prior to the Effective Time;

a cheque in United States dollars representing the cash payment required to be delivered to such CINAR Shareholder in respect of the CINAR Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary (less, in the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by CINAR on or prior to the date which is ten Business Days prior to the date that such cheque is required to be mailed or made available, the portion of the Net Litigation Amount payable to such CINAR Shareholder), net of any applicable withholding or other taxes.

In the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by CINAR on or prior to the date which is ten Business Days prior to the date that a cheque is required to be mailed or made available to the CINAR Shareholder in accordance with the preceeding paragraph, within ten Business Days after the later of (i) the receipt by CINAR of all of the Net Litigation Proceeds in full, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing CINAR Shares, Amalco shall cause the Depositary:

(A) to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address specified in the Letter of Transmittal;

(B) if requested by the CINAR Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the CINAR Shareholder; or

(C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the CINAR Shareholder at the address of the CINAR Shareholder as shown on the share register maintained by CINAR immediately prior to the Effective Time;

a cheque in United States dollars representing the portion of the Net Litigation Amount payable to such CINAR Shareholder in respect of the CINAR Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary pursuant to the provisions of the Plan of Arrangement, net of any applicable withholding or other taxes.

At least five business days prior to Amalco being required to make a payment to CINAR Shareholders contemplated by the two preceding paragraphs, Amalco will provide the Depositary with sufficient funds to enable the Depositary to make such payments.

CINAR Shareholders are advised to review carefully the information under the heading "Information Concerning the Meeting -- Procedure for Payment to CINAR Shareholders" in this Circular and the Letter of Transmittal for a more detailed description of the procedures to be followed by CINAR Shareholders in order to receive the Aggregate Consideration payable in respect of their CINAR Shares pursuant to the Arrangement.

CINAR Shareholders whose CINAR Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering those CINAR Shares. See "Information Concerning The Meeting -- Procedure for Payment to CINAR Shareholders".

                   INFORMATION RELATING TO NEWCO AND NEWCANCO

Newco was incorporated under the CBCA on March 20, 2003. The indirect shareholders of Newco will include Michael Hirsh, Toper Taylor and TD Capital Group Limited's Canadian Private Equity Partners Fund and its co-investors, if any (including affiliates of the foregoing). Michael Hirsh was the co-founder and former CEO of Nelvana Inc., which was one of the world's leading independent animation companies. Toper Taylor was President of Nelvana's worldwide creative development, merchandising, marketing and distribution. TD Capital Group Limited's Canadian Private Equity Partners Fund is part of the private equity arm of the Toronto-Dominion Bank. Newco was incorporated for the purpose of effecting the Arrangement and has not otherwise carried on any material business or activity. The registered office of Newco is located at Suite 2300, 200 King Street West, Toronto, Ontario M5H 3W5.

NewCanCo was incorporated under the CBCA on July 20, 2001. The indirect shareholders of NewCanCo will include Michael Hirsh, Toper Taylor and TD Capital Group Limited's Canadian Private Equity Partners Fund and its co-investors, if any (including affiliates of the foregoing). NewCanCo has not carried on any material business or activity other than in connection with the Arrangement. The registered office of NewCanCo is located at Toronto-Dominion Bank Tower, P.O. Box 20, Suite 4200, 66 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6.

Newco has advised CINAR that none of Newco, NewCanCo, any director or senior officer of Newco or NewCanCo, or, to the knowledge of Newco, after reasonable inquiry, any associate of a director or senior officer of Newco or NewCanCo, any person or company holding more than 10% of any class of equity securities of Newco or NewCanCo or any person or company acting jointly or in concert with Newco or NewCanCo, (collectively, the "NEWCO PARTIES") own or exercise control or direction over any securities of CINAR. Newco has advised CINAR that, to Newco's knowledge after reasonable inquiry, during the six months preceding the date of this Circular, none of the Newco Parties has acquired or sold any CINAR Shares.

ACQUISITION FINANCING

In order to fund the Cash Portion, Newco has arranged an acquisition facility with a Canadian chartered bank in the principal amount of $80,000,000 (the "ACQUISITION FACILITY"). The Acquisition Facility will be guaranteed by NewCanCo and will be secured by the shares of Newco and the CINAR Shares and the assets and property of NewCanCo, Newco and CINAR. The Acquisition Facility contains representations, warranties, positive, negative and financial covenants, events of default and other clauses and conditions usual and customary for a financing of that nature. The balance of the funding required to pay the Cash Portion will be provided directly or indirectly by the shareholders of Newco.

                 PRICE RANGE AND TRADING VOLUME OF CINAR SHARES

The TSX and NASDAQ halted trading in the CINAR Shares in March 2000. As at the close of business on August 30, 2001, the TSX de-listed the CINAR Shares as a result of CINAR's failure to meet its listing requirements. NASDAQ also de-listed the CINAR Shares effective on August 2, 2000. The CINAR Shares continue, however, to trade in the United States on the Pink Sheets.

The following table sets forth, for the periods indicated, the high and low closing prices and volume for the Limited Voting Shares on the Pink Sheets as reported by Bloomberg L.P. in United States dollars.

                                     HIGH              LOW          TOTAL VOLUME
June 2003                           $2.75             $2.55             238,500
July 2003                            2.88             2.50              475,900
August 2003                          3.50             2.75              350,100
September 2003                       3.50             3.00              379,500
October 2003                         3.60             3.00            4,597,800
November 2003                        3.65             3.50            3,195,954
December 2003                        3.65             3.60            4,402,945
January 1-14, 2004                   3.63             3.61              329,626

A press release disclosing the execution of the Arrangement Agreement was issued on October 30, 2003. The closing price, as reported by Bloomberg L.P., of the Limited Voting Shares on the Pink Sheets on October 29, 2003, the last trading day before disclosure of the execution of the Arrangement Agreement, was US$3.25.

Persons outside Canada who may acquire CINAR Shares with a settlement date expected to occur on or after the Effective Date should note that CINAR's share transfer register will close at the end of business on the Business Day immediately preceding the Effective Date. Accordingly, such Persons will not be able to have such CINAR Shares registered in their name. THE AGGREGATE CONSIDERATION PAYABLE PURSUANT TO THE ARRANGEMENT SHALL ONLY BE PAID TO CINAR SHAREHOLDERS WHOSE NAMES APPEAR ON CINAR'S SHARE REGISTER ON THE EFFECTIVE DATE, OR AS SUCH CINAR SHAREHOLDERS MAY DIRECT. Therefore, Persons who acquire CINAR Shares in the circumstances described above will need to ensure that they have made appropriate arrangements with the vendor of such CINAR Shares to receive the Aggregate Consideration payable in respect of such CINAR Shares. Newco's obligations under the Arrangement will be completely satisfied by paying the Aggregate Consideration to the CINAR Shareholders appearing on CINAR's share register at the close of business on the Business Day immediately preceding the Effective Date, and Newco shall have no liability or obligation to any Person who claims to have acquired CINAR Shares, but whose name does not appear on CINAR's share register at the close of business on the Business Day immediately preceding the Effective Date. Vendors who sell CINAR Shares in the circumstances described above should also note that they may not be able to effect good delivery of such CINAR Shares.

                    TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie, LLP, counsel to CINAR, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a Benficial Holder who disposes of CINAR Shares to Newco pursuant to the Plan of Arrangement or otherwise disposes of CINAR Shares in the manner described under the heading "Dissenting Shareholder Rights" in this Circular. This summary does not, however, apply to a Beneficial Holder who acquired CINAR Shares on the exercise of employee stock options, and such holders should consult their own tax advisors.

This summary is based on the current provisions of the Canadian Tax Act, the Quebec Tax Act, the regulations pursuant to such legislation and counsel's understanding of the current administrative and assessing practices of the CCRA and the MRQ. The summary also takes into account all specific proposals to amend the Canadian Tax Act, the Quebec Tax Act and the regulations issued thereunder publicly announced by the Minister of Finance (Canada) or the Quebec Minister of Finance prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative and assessing practices, nor does it take into account territorial or foreign income tax legislation or considerations or income tax of a province other than Quebec. The income tax consequences under the Quebec Tax Act are identical to those under Canadian Tax Act, except where otherwise indicated. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases may materially differ from federal income tax legislation.

The Canadian Tax Act contains provisions relating to securities held by certain financial institutions (the mark-to-market rules). This summary does not take into account the mark-to-market rules and any Beneficial Holders that are "financial institutions" for the purpose of those rules should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR BENEFICIAL HOLDER. ACCORDINGLY, BENEFICIAL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

RESIDENTS OF CANADA

This portion of the summary is applicable only to a Beneficial Holder who at all relevant times, for purposes of the Canadian Tax Act, is, or is deemed to be, resident in Canada, deals at arm's length with CINAR and Newco, is not affiliated with CINAR or Newco, and holds the CINAR Shares as capital property. The determination of whether the CINAR Shares are capital property to a Beneficial Holder will depend upon his own particular circumstances. CINAR Shares will generally be considered capital property to a Beneficial Holder unless the Beneficial Holder holds such CINAR Shares in the course of carrying on a business, or the Beneficial Holder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Beneficial Holders whose CINAR Shares might not otherwise qualify as capital property may, in certain circumstances, treat CINAR Shares as capital property by making an irrevocable election under subsection 39(4) of the Canadian Tax Act.

SALE TO NEWCO PURSUANT TO THE PLAN OF ARRANGEMENT

A Beneficial Holder who disposes of CINAR Shares to Newco pursuant to the Plan of Arrangement will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the CINAR Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the CINAR Shares to the Beneficial Holder.

Subject to the administrative practice set out in Interpretation Bulletin IT-426 discussed below, the proceeds of disposition of the CINAR Shares will be equal to the aggregate of the amount of cash and the fair market value at the time of receipt of CCEs received by a Beneficial Holder for his CINAR Shares. The cost of a CCE to a Beneficial Holder will be equal to such fair market value. Because the amount to be received as a result of the CCEs, if any, is uncertain, the fair market value thereof is unclear. Beneficial Holders will be required to value the CCEs based on all available facts and circumstances at the time they file their income tax returns. A Beneficial Holder who disposes of a CCE will realize a capital gain (or capital loss) to the extent that the proceeds received therefor, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the CCE to the Beneficial Holder. A Beneficial Holder who receives an interim payment under a CCE will realize a capital gain (or capital loss) to the extent that the amount of the payment exceeds (or is less than) the portion of the adjusted cost base of the CCE to the Beneficial Holder that is reasonably attributable to that payment.

In Interpretation Bulletin IT-426, the CCRA provides that where shares of a corporation are sold under an agreement whereby the proceeds of disposition are at least partially determined pursuant to an earnout arrangement, it will accept the use of the cost recovery method of reporting the capital gain or capital loss on the sale of shares where certain conditions specified in IT-426 are met. Under the cost recovery method, the vendor reduces his adjusted cost base of the shares as amounts on account of the sale price become determinable. Once such an amount on account of the sale price exceeds the adjusted cost base of the shares (as reduced by any previous such amounts) the excess is considered to be a capital gain that is realized at the time that the amount becomes determinable. All such amounts that subsequently become determinable are treated as capital gains at that subsequent time. A capital loss is recognized only when it can be established that the total of the amounts to be paid cannot exceed the vendor's adjusted cost base of the shares sold. A Beneficial Holder who may wish to determine whether this administrative practice can apply to a disposition of the CINAR Shares to Newco under the Plan of Arrangement should refer to IT-426 and consult his own tax advisor.

A Beneficial Holder will be required to include in computing income one-half of the amount of any resulting capital gain (a "taxable capital gain"), and may deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act, including certain transitional provisions relating to changes in the capital gains inclusion rate under the Canadian Tax Act.

A capital loss otherwise arising upon the disposition of a CINAR Share by a corporation may in certain circumstances be reduced by dividends previously received or deemed to have been received thereon. Any such reduction will not occur where the corporate Beneficial Holder owned the CINAR Share continuously for 365 days or longer immediately before the disposition and such Beneficial Holder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the shares of any class or series of CINAR at the time the relevant dividends were received or deemed to have been received. Similar rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Beneficial Holders to whom these rules may be relevant should consult their own tax advisors.

A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Canadian Tax Act, a 62/3% refundable tax on its investment income, including taxable capital gains.

The realization of a capital gain (or capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual's or the trust's liability for alternative minimum tax. Beneficial Holders should consult their own tax advisors with respect to alternative minimum tax provisions.

A CCE WILL NOT BE A "QUALIFIED INVESTMENT" FOR A TRUST GOVERNED BY A RRSP, RRIF, RESP OR DPSP. As a result, if a trust governed by an RRSP or RRIF acquires a CCE, the fair market value thereof at the time it was acquired by the trust must be included in the income of the annuitant under the RRSP or RRIF, as the case may be. If such a trust subsequently disposes of the CCE, the annuitant is entitled to a deduction equal to the lesser of the amount previously included in the income of the annuitant and the proceeds of disposition of the CCE. A trust governed by an RRSP or RRIF will be subject to tax on the income, including capital gains, earned from the CCE. If a trust governed by a DPSP acquires a CCE, the trust must pay a special tax equal to the fair market value of the CCE at the time of acquisition. Upon a subsequent disposition of the CCE, the trust would be entitled to a refund equal to the lesser of the amount of the special tax previously imposed and the proceeds of disposition of the CCE. BENEFICIAL HOLDERS THAT ARE TRUSTS GOVERNED BY AN RRSP, RRIF, DPSP OR RESP SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM (AND TO THE ANNUITANTS, BENEFICIARIES OR SUBSCRIBERS THEREUNDER) OF HOLDING CCES.

EXERCISE OF THE RIGHT TO DISSENT

As described under the heading "Dissenting Shareholder Rights" in this Circular, a Beneficial Holder who dissents will be entitled to receive payment equivalent to the fair value of his CINAR Shares. Under the current administrative practices of the CCRA, Beneficial Holders who exercise their right of dissent in respect of the Plan of Arrangement (which provides for an amalgamation) should be considered to have disposed of their CINAR Shares for proceeds of disposition equal to the amount paid therefor by the amalgamated corporation to the dissenting Beneficial Holder, other than interest awarded by the court. Any interest so awarded will be required to be included in the Beneficial Holder's income. Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Beneficial Holder should be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Beneficial Holders should consult with their own tax advisors in this regard.

NON-RESIDENTS OF CANADA

This portion of the summary is applicable only to a Beneficial Holder who at all relevant times, for purposes of the Canadian Tax Act, is not resident, nor deemed to be resident, in Canada, deals at arm's length with CINAR and Newco, is not affiliated with CINAR or Newco, holds the CINAR Shares as capital property and does not use or hold, and is not deemed to use or hold, the CINAR Shares in connection with carrying on a business in Canada. The Canadian Tax Act contains provisions relevant to a non-resident insurer that carries on business in Canada which this summary does not take into account. Accordingly, such Beneficial Holders should consult their own tax advisors.

SALE TO NEWCO PURSUANT TO THE PLAN OF ARRANGEMENT

A non-resident Beneficial Holder will be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition of CINAR Shares to Newco under the Plan of Arrangement since those shares constitute "taxable Canadian property" to the Beneficial Holder, unless they constitute "treaty-protected properties" within the meaning of the Canadian Tax Act. A non-resident Beneficial Holder's capital gain (or capital loss) in respect of CINAR Shares that constitute taxable Canadian property will be equal to the amount by which the proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the CINAR Shares to the non-resident Beneficial Holder. The Canadian income tax consequences of a non-resident Beneficial Holder realizing a capital gain (or capital loss) are similar to those described above under "Tax Considerations for Beneficial Holders -- Principal Canadian Federal Income Tax Considerations -- Residents of Canada -- Sale to Newco Pursuant to the Plan of Arrangement". Nevertheless, any capital gain realized upon the disposition of the CINAR Shares may be exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty to which Canada is a party. For instance, under the CANADA-UNITED STATES INCOME TAX CONVENTION (1980), a gain realized by a resident of the United States (within the meaning of that Convention) on the disposition of CINAR Shares will generally be exempt from Canadian tax since the value of the CINAR Shares is not derived principally from real property situated in Canada. If a capital gain in respect of the CINAR Shares would be exempt from tax under the Canadian Tax Act because of an applicable international tax treaty to which Canada is a party, any capital loss arising on the disposition of the CINAR Shares will not be available to be used to offset a capital gain realized in respect of another property, which may be subject to tax under the Canadian Tax Act. A non-resident Beneficial Holder will be required to file a Canadian tax return even if the gain arising from the disposition of the CINAR Shares is exempt from tax because of an applicable international tax treaty to which Canada is a party.

Whether or not a non-resident Beneficial Holder is subject to Canadian income tax, such Beneficial Holder will be subject to the withholding and notification procedures in Section 116 of the Canadian Tax Act and, in the case of a corporate non-resident Beneficial Holder, in Sections 1097 and following of the Quebec Tax Act. If a Section 116 Certificate and, if applicable, a Quebec Certificate is not obtained pursuant to those provisions when required, Newco will be required to withhold 25% of the purchase price of the CINAR Shares and to remit that amount to the CCRA on account of the non-resident Beneficial Holder's Canadian income tax. In the case of a corporate non-resident Beneficial Holder, Newco will also be required to withhold 12% of the purchase price and to remit that amount to the MRQ. Non-resident Beneficial Holders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their CINAR Shares acquired pursuant to the Plan of Arrangement.

EXERCISE OF THE RIGHT TO DISSENT

As described under the heading "Dissenting Shareholder Rights" in this Circular, a Beneficial Holder who dissents will be entitled to receive payment equivalent to the fair value of his CINAR Shares. Under the current administrative practices of the CCRA, Beneficial Holders who exercise their right of dissent in respect of the Plan of Arrangement (which provides for an amalgamation) should be considered to have disposed of their CINAR Shares for proceeds of disposition equal to the amount paid therefor by the amalgamated corporation to the dissenting Beneficial Holder, other than interest awarded by the court. Any interest so awarded will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Because of uncertainties under the relevant legislation as to whether amounts paid to a dissenting Beneficial Holder should be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend which would also be subject to Canadian withholding tax, dissenting Beneficial Holders should consult with their own tax advisors in this regard.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of United States federal income tax considerations has been prepared by Stroock & Stroock & Lavan LLP, United States counsel to CINAR. The discussion describes the material United States federal income tax consequences to Beneficial Holders that sell to Newco their CINAR Shares pursuant to the Plan of Arrangement or otherwise dispose of their CINAR Shares in the manner described under the heading "Dissenting Shareholder Rights" in this Circular and who, for income tax purposes, are resident in the United States and not in Canada, hold their CINAR Shares as a capital asset, do not use or hold the CINAR Shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada, whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "CODE") is the United States dollar, and, in the case of individual investors, are also United States citizens (collectively, "UNCONNECTED U.S. SHAREHOLDERS"). The tax consequences to Beneficial Holders that are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein.

The discussion of United States federal income tax considerations does not take into account the tax laws of the various state and local jurisdictions in the United States or of any foreign jurisdiction. Moreover, the discussion provides general information only and does not address all of the United States federal income tax consequences that may be applicable to a particular holder subject to special treatment under the United States federal income tax law or to any particular holder in light of such holder's particular facts and circumstances. In particular, except as otherwise explicitly noted, this discussion does not describe the special considerations that may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, and other special status taxpayers (e.g., persons holding the CINAR Shares as part of a "straddle", "hedge" or "conversion transaction"). In addition, this discussion does not address the tax treatment of Unconnected U.S. Shareholders that own (or are deemed for United States tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of CINAR.

The discussion of United States federal income tax considerations is based upon the provisions of the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, possibly on a retroactive basis. The following discussion is not binding on the Internal Revenue Service ("IRS") and CINAR has not received and will not receive any rulings from the IRS with respect to any of the matters summarized in this discussion. Therefore, there is no assurance that the IRS or a court would agree with this summary. Moreover, there is no assurance that this summary will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code or the interpretation thereof by the courts or the IRS.

THIS DISCUSSION IS OF A GENERAL NATURE AND IS NOT INTENDED TO BE NOR SHOULD IT BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL HOLDER. BENEFICIAL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SELLING THEIR CINAR SHARES AND OWNING CCES.

TAX CONSEQUENCES OF SELLING CINAR SHARES

IN GENERAL. The sale of CINAR Shares to Newco pursuant to the Plan of Arrangement will be a taxable transaction for United States federal income tax purposes. Accordingly, an Unconnected U.S. Shareholder that sells its CINAR Shares generally will recognize gain or loss in an amount equal to the difference between the "amount realized" on the sale and its adjusted tax basis in the CINAR Shares surrendered. For this purpose, the "amount realized" will include the amount of cash plus, if CCEs are issued, the fair market value of any CCEs received by the Unconnected U.S. Shareholder. The adjusted tax basis of any CCEs received will equal the fair market value of the CCEs on the day received and the holding period of the CCEs will begin on the day following their receipt.

Because the amount of the recovery, if any, in respect of the CCEs is uncertain, the fair market value of the CCEs and therefore the amount of gain or loss to be recognized where CCEs are issued is not clear. Under applicable Treasury regulations, Unconnected U.S. Shareholders generally will be required to value the CCEs based on all available facts and circumstances. If the CCEs do not have a readily ascertainable fair market value, then the United States federal income tax consequences of a sale of CINAR Shares will be determined under the "open transaction" method. Under the open transaction method, the United States federal income tax consequences of a sale of CINAR Shares by an Unconnected U.S. Shareholder would be as described above except that the Unconnected U.S. Shareholder would not be able to claim a loss on the sale of its CINAR Shares until such time as the CCEs have a readily ascertainable fair market value or all payments in respect of the CCEs have been received, would not take the CCEs into account for purposes of determining gain on the sale of its CINAR Shares and would have no tax basis in the CCEs. The applicable Treasury regulations provide that only in "rare and extraordinary cases" is the value of property received in connection with a sale so uncertain that open transaction treatment is warranted.

Except as provided below in "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares - Passive Foreign Investment Company and Controlled Foreign Corporation," any gain or loss recognized by an Unconnected U.S. Shareholder on a sale of its CINAR Shares will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the Unconnected U.S. Shareholder has held its CINAR Shares for more than one year. The maximum individual income tax rate for long-term capital gains is 15%. The deductibility of capital losses is subject to limitation.

DISSENTING SHAREHOLDERS. As described below under the heading "Dissenting Shareholder Rights," a Beneficial Holder that dissents will be entitled to receive a cash payment in an amount equal to the fair value of its CINAR Shares in exchange for such shares. Accordingly, an Unconnected U.S. Shareholder that exercises its right to dissent will be required to recognize gain or loss in an amount equal to the difference between the amount of cash received and its adjusted tax basis in the CINAR Shares surrendered. Except as provided below in "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares - Passive Foreign Investment Company and Controlled Foreign Corporation", any such gain or loss will generally constitute capital gain or loss and will constitute long-term capital gain or loss if the Unconnected U.S. Shareholder has held its CINAR Shares for more than one year. The maximum individual income tax rate for long-term capital gains is 15%. The deductibility of capital losses is subject to limitation.

PASSIVE FOREIGN INVESTMENT COMPANY AND CONTROLLED FOREIGN CORPORATION. If CINAR is a passive foreign investment company ("PFIC") or controlled foreign corporation ("CFC") for United States federal income tax purposes, any gain realized by an Unconnected U.S. Shareholder on the sale of its CINAR Shares could, in certain circumstances, be treated as ordinary income rather than as capital gain. CINAR would be a PFIC, if at least 75% of its gross income were "passive income" (as defined in the Section 1297 of the Code) or at least 50% of its gross assets, by average fair market value, were assets that produced or were held for the production of passive income. CINAR does not believe it is or has been a PFIC at any time since the first public offering of CINAR Shares to United States persons in 1997. However, because the PFIC determination is made annually on the basis of facts and circumstances that may be (or have been) beyond CINAR's control, and because the classification (as passive or active) and the principles and methodology for determining the fair market value of CINAR's assets are unclear, there can be no assurance that CINAR is not now and has not been a PFIC.

CINAR would be treated as a CFC if "United States Shareholders" owned (actually or constructively) more than 50% of the total combined voting power or total value of CINAR. For this purpose, the term "UNITED STATES Shareholder" means a United States person who owns (actually or constructively) ten percent or more of the total combined voting power of CINAR. In light of the ownership requirements imposed upon CINAR to maintain its status as an "eligible Canadian corporation," CINAR does not believe that it is a CFC for United States Federal income tax purposes.

TAX CONSEQUENCES OF OWNING CCES

There are no authorities considering the United States federal income tax treatment of rights that are substantially similar to the CCEs. As a result, the United States federal income tax consequences of owning the CCEs is somewhat uncertain and there can be no assurance that the IRS will not disagree with the treatment described in this discussion. Accordingly, Unconnected U.S. Shareholders holding CCEs are strongly encouraged to consult their own tax advisors regarding the United States federal income tax consequences to them of owning the CCEs.

CINAR and Newco intend to take the position, and the following discussion assumes, that any payments made on the CCEs will be treated as payments under a contract for the sale of CINAR Shares that are subject to the rules of Section 483 of the Code. Under Section 483, an Unconnected U.S. Shareholder that holds a CCE will not be required to include any amount in income in respect of the CCE, other than in connection with the sale of its CINAR Shares as described above in "Tax Considerations for Beneficial Holders - United States Federal Income Tax Considerations - Tax Consequences of Selling CINAR Shares", until payments on the CCE are received, or in certain circumstances described below, the amount of those payments becomes fixed. When a payment is received on the CCE, a portion of the amount received will be treated under Section 483 as interest income that is ordinary income to the holder. The balance of the amount received will be treated as sales proceeds with the tax consequences described below.

The portion of any amount received in respect of a CCE treated as interest will equal the excess of the amount received over its present value as of the date the CCE was issued, calculated using as the discount rate the applicable federal rate, (the "AFR"). The AFR is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the IRS. The maturity range of the relevant AFR will correspond to the period from the date the CCE was issued to the date the payment is received.

Where a payment is due more than six months after it is fixed, the payment will be discounted back to the date when it became fixed, using a discount rate equal to the AFR that would apply under Section 483 to a payment on the CCE that is made when the fixed payment is due, the discount on the deferred payment is treated as interest accruing over the period of the deferral, and the discounted amount is divided between interest and principal under Section 483 as if it were paid in cash on the date it became fixed. An Unconnected U.S. Shareholder must include the Section 483 interest in income under its regular method of accounting (e.g., the accrual method or the cash method).

When a payment in respect of a CCE is received by an Unconnected U.S. Shareholder, the Unconnected U.S. Shareholder will recognize gain equal to the difference between the amount of the payment received, net of imputed interest under Section 483, and the Unconnected U.S. Shareholder's tax basis in the CCE, if any. If multiple payments may be received in respect of the CCE, the Unconnected U.S. Shareholder may be required to allocate its tax basis, if any, in the CCE among those payments. The method for making such an allocation is unclear. If an Unconnected U.S. Shareholder receives a payment that is less than its tax basis in the CCE, the Unconnected U.S. Shareholder may not be allowed a loss until it is determined that no further payments in respect of the CCE will be made. If an identifiable event occurs which establishes that no payments (or no further payments) in respect of the CCE will be made, an Unconnected U.S. Shareholder would be entitled to deduct as a capital loss, in the year of such identifiable event, an amount equal to such Unconnected U.S. Shareholder's tax basis, if any, in the CCE.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

Under current Treasury regulations, the proceeds of a sale of CINAR Shares (including any amount treated as interest under Section 483) through a United States or United States related broker or paying agent will be subject to the United States information reporting requirements and may be subject to backup withholding. The backup withholding rate is currently 28%. United States persons, including Unconnected U.S. Shareholders, generally can avoid the imposition of United States backup withholding by providing the broker or paying agent with a properly completed and executed Internal Revenue Service Form W-9. Non-United States persons generally can avoid the imposition of United States backup withholding by providing the broker or paying agent with a duly completed and executed Internal Revenue Service Form W-8BEN. Backup withholding is not an additional tax and any amounts withheld under the United States backup withholding rules will be allowed as a refund or a credit against the shareholder's United States federal income tax, provided certain required information is furnished to the IRS.

                          DISSENTING SHAREHOLDER RIGHTS

Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides CINAR Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA and the Plan of Arrangement. Any CINAR Shareholder who dissents from the Arrangement Resolution in compliance with the Interim Order, section 190 of the CBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by CINAR the fair value of the CINAR Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Final Order is made.

Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a CINAR Shareholder may only exercise the right to dissent under section 190 in respect of CINAR Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a Beneficial Holder are registered either: (a) in the name of an Intermediary that the Beneficial Holder deals with in respect of the shares; or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Beneficial Holder's name). A Beneficial Holder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Beneficial Holder deals in respect of the shares and either: (i) instruct the Intermediary to exercise the right to dissent on the Beneficial Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the shares in the name of the Beneficial Holder, in which case the Beneficial Holder would have to exercise the right to dissent directly.

Pursuant to the Interim Order, a CINAR Shareholder who wishes to dissent must provide a Dissent Notice to CINAR, c/o Computershare Trust Company of Canada, attention: Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile number: (416) 981-9663 not later than 5:00 p.m. (Eastern Time) on the second Business Day preceding the Meeting (or any adjournment thereof). IT IS IMPORTANT THAT CINAR SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CBCA WHICH WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE MEETING. The filing of a Dissent Notice does not deprive a CINAR Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a CINAR Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and CINAR will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a CINAR Shareholder need not vote his or her CINAR Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a CINAR Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked (see "Information Concerning the Meeting -- Revocation of Proxies" in this Circular) in order to prevent the proxy holder from voting such CINAR Shares in favour of the Arrangement Resolution and thereby causing the CINAR Shareholder to forfeit his or her right to dissent.

CINAR is required, within 10 days after the CINAR Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any CINAR Shareholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to CINAR a written notice (a "DEMAND FOR Payment"), containing his or her name and address, the number and class of CINAR Shares in respect of which he or she dissents, and a demand for payment of the fair value of such CINAR Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to CINAR or its transfer agent, Computershare Trust Company of Canada, the certificates representing the CINAR Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing the CINAR Shares in respect of which he or she dissents forfeits his or her Dissent Rights. CINAR's transfer agent will endorse on any share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the CINAR Shares in respect of which the Dissenting Shareholder has dissented other than the right to be paid the fair value of such shares as determined under section 190, unless: (i) the Dissenting Shareholder withdraws the Demand for Payment before CINAR makes an Offer to Pay; (ii) CINAR fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of CINAR revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a CINAR Shareholder are reinstated and such shares shall be subject to the Arrangement if it has been completed.

In addition, pursuant to the Plan of Arrangement, CINAR Shareholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their CINAR Shares shall be deemed to have transferred their CINAR Shares to Newco as at the Effective Time; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their CINAR Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting CINAR Shareholder and shall receive the Aggregate Consideration on the basis described under the heading "Arrangement Agreement - Consideration Payable" in this Circular.

CINAR is required, not later than seven days after the later of the Effective Date and the date on which CINAR received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for his or her CINAR Shares in an amount considered by the Board of Directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined or a notification that it is unable to lawfully pay Dissenting Shareholders for their CINAR Shares. Every Offer to Pay for shares of the same class must be on the same terms. CINAR must pay for the CINAR Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if CINAR does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If CINAR fails to make an Offer to Pay for a Dissenting Shareholder's CINAR Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay which has been made, CINAR may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the CINAR Shares of Dissenting Shareholders. If CINAR fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders who have not accepted CINAR's Offer to Pay will be joined as parties and bound by the decision of such court, and CINAR will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the CINAR Shares of all Dissenting Shareholders. The final order of a court will be rendered against CINAR in favour of each Dissenting Shareholder and for the amount of the fair value of his or her CINAR Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application to the court by either CINAR or a Dissenting Shareholder must be made to the Superior Court of Quebec, district of Montreal.

THE FOREGOING IS ONLY A SUMMARY OF THE DISSENTING SHAREHOLDER PROVISIONS OF THE CBCA AND THE PLAN OF ARRANGEMENT, WHICH ARE TECHNICAL AND COMPLEX. A COMPLETE COPY OF SECTION 190 OF THE CBCA IS ATTACHED TO THIS CIRCULAR AS APPENDIX H. IT IS RECOMMENDED THAT ANY CINAR SHAREHOLDER WISHING TO AVAIL HIMSELF, HERSELF OR ITSELF OF HIS, HER OR ITS DISSENT RIGHTS UNDER THOSE PROVISIONS SEEK LEGAL ADVICE, AS FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE CBCA AND THE PLAN OF ARRANGEMENT MAY PREJUDICE THE RIGHT OF DISSENT. FOR A GENERAL SUMMARY OF CERTAIN INCOME TAX IMPLICATIONS TO A DISSENTING SHAREHOLDER, SEE "TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS -- PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS". CINAR SHAREHOLDERS WHO ARE US RESIDENTS SHOULD ALSO SEE "TAX CONSIDERATIONS FOR BENEFICIAL HOLDERS - UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS - TAX CONSEQUENCES OF SELLING CINAR SHARES" IN THIS CIRCULAR.

                             EXECUTIVE COMPENSATION

The aggregate cash compensation paid or payable by CINAR and its subsidiaries to the executive officers of CINAR for services rendered during the financial years of CINAR ended November 30, 2003, 2002 and 2001 was $3,072,171, $3,015,691 and
$4,084,746, respectively. The number of executive officers of CINAR who received cash compensation during the financial years ended November 30, 2003, 2002 and 2001 was 20, 21 and 20, respectively.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below sets out detailed information with respect to the compensation of the President and Chief Executive Officer of CINAR and the four other most highly compensated executive officers of CINAR (the "NAMED EXECUTIVE OFFICERS") who were serving as executive officers for services rendered in all capacities during each of the financial years ended November 30, 2003, 2002 and 2001 for services rendered in all capacities as measured by base salary and incentive bonuses. The information includes base salaries, bonus awards and all other compensation.

SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------------------------------------------------
                                  ANNUAL COMPENSATION                         LONG TERM COMPENSATION
                  ----------------------------------------------------------------------------------------
                                                                          AWARDS              PAYOUTS
                                                                      ------------------------------------
                                                                      SECURITIES
                                                                      UNDER OPTIONS
NAME AND                                             OTHER ANNUAL     (LIMITED VOTING  RESTRICTED  LTIP     ALL OTHER
PRINCIPAL               SALARY         BONUS         COMPENSATION(1)  SHARES)/SARS     STOCK       PAYOUTS  COMPENSATION
POSITION          YEAR  ($)            ($)           ($)              GRANTED          AWARDS      ($)      ($)
--------------------------------------------------------------------------------------------------------------------------
Stuart C. Snyder  2003  US 395,833(3)      TBD(4)       100,000(5)    200,000(6)         --         --         --
(2)(20)
President and
Chief Executive
Officer
--------------------------------------------------------------------------------------------------------------------------
George Rossi(7)   2003     129,750        135,415          --            --              --         --       166,000(9)
Interim           2002     335,577        381,429(8)       --            --              --         --         --
President, and    2001     300,000        300,000          --            --              --         --         --
Chief Executive
Officer, and
Senior
Vice-President
and Chief
Financial
Officer
--------------------------------------------------------------------------------------------------------------------------
Stephen T.        2003  US 275,000(10)     TBD(4)          --        10,000(13)          --         --         --
Carson(20)        2002  US 272,115(10) US 189,750(11)(12)  --        10,000(13)          --         --         --
President, CINAR  2001  US 250,000(10) US 100,000(12)      --        10,000(13)          --         --         --
Education, Inc.,
and President,
Carson-Dellosa
Publishing
Company, Inc.
--------------------------------------------------------------------------------------------------------------------------
Matthew C.        2003  US 240,625(15)     TBD(4)          --       100,000(6)           --         --         --
Mazer(14)(20)
President, Live
Touring Division
--------------------------------------------------------------------------------------------------------------------------
Patricia L.       2003  US 206,348(16)     TBD(4)          --        10,000(13)          --         --         --
Carson(20)        2002  US 200,000(16) US 124,000(11)(17)  --        10,000(13)          --         --         --
Vice-President,   2001  US 194,230(16) US  75,000(17)      --        10,000(13)          --         --         --
Carson-Dellosa
Publishing
Company, Inc.
--------------------------------------------------------------------------------------------------------------------------
Michael           2003  US 200,000(18)     TBD(4)          --            --              --         --         --
Mayberry(20)      2002  US 196,652(18) US  85,000(11)(19)  --            --              --         --         --
Vice-President,   2001  US 171,000(18) US  75,000(19)      --            --              --         --         --
CINAR
Education, Inc.,
and President,
HighReach
Learning, Inc.
--------------------------------------------------------------------------------------------------------------------------

____________________
(1) For each of the Named Executive Officers other than Mr. Snyder, perquisites do not exceed the lesser of $50,000 and 10% of the total of the salary and bonus during the financial year.
(2) Mr. Snyder entered into an employment agreement with CINAR as of January 15, 2003 and became CINAR's President and Chief Executive Officer on February 11, 2003, succeeding Mr. Rossi who was Interim President and Chief Executive Officer.
(3) Represents the actual amount paid to Mr. Snyder for the period from February 11, 2003 to November 30, 2003. Mr. Snyder's salary, in Canadian funds, for such period was $552,424. Mr. Snyder's annual salary is US$500,000.
(4) The bonus, if any, payable for the financial year ended November 30, 2003 cannot be determined until CINAR's audited financial statements for the financial year ended November 30, 2003 are completed.
(5) Represents the amount paid to Mr. Snyder in respect of living expenses and personal travel expenses. Pursuant to Mr. Snyder's employment agreement, for a maximum period of twelve months, and under certain conditions, CINAR shall pay to Mr. Snyder an amount of $10,000 per month in respect of living expenses and personal travel expenses.
(6) Represents the number of CINAR Performance Units granted to the Named Executive Officer.
(7) Mr. Rossi joined CINAR in November 2000 as Senior Vice-President and Chief Financial Officer and succeeded Barry Usher as Interim President and Chief Executive Officer on September 13, 2002. Mr. Rossi held these positions until February 11, 2003 when he resumed his position as Senior Vice-President and Chief Financial Officer. Mr. Rossi earned $134,397 and $168,498 in salary and bonus as Interim President and Chief Executive Officer during the financial years ended November 30, 2003 and 2002, respectively. Mr. Rossi left CINAR on April 30, 2003.
(8) Mr. Rossi earned this bonus in the financial year ended November 30, 2002, but $81,429 of said bonus was paid in the financial year ended November 30, 2003.
(9) Represents a three month severance package, including salary and a PRO RATA share of bonus entitlements and other benefits.
(10) Mr. Carson's salary, in Canadian funds, for the financial years ended November 30, 2003, 2002 and 2001 was $390,939, $427,711 and $386,074,
     respectively.
(11) The bonus was earned in the financial year ended November 30, 2002 and paid in the financial year ended November 30, 2003.
(12) Mr. Carson's bonus, in Canadian funds, for the financial years ended November 30, 2002 and 2001 was $298,249 and $154,430, respectively
(13) Represents the number of outstanding CINAR Options held at the end of the applicable financial year by each Named Executive Officer.
(14) Mr. Mazer was appointed President, Live Touring Division, on March 24,
     2003.
(15) Represents the actual amount paid to Mr. Mazer for the period from March 24, 2003 to November 30, 2003. Mr. Mazer's salary, in Canadian funds, for such period was $329,896. Mr. Mazer's annual salary is US$350,000.
(16) Ms. Carson's salary, in Canadian funds, for the financial years ended November 30, 2003, 2002 and 2001 was $293,344, $314,360 and $299,950,
     respectively.
(17) Ms. Carson's bonus, in Canadian funds, for the financial years ended November 30, 2002 and 2001 was $194,903 and $115,823, respectively.
(18) Mr. Mayberry's salary, in Canadian funds, for the financial years ended November 30, 2003, 2002 and 2001 was $280,000, $309,098 and $264,075,
     respectively.
(19) Mr. Mayberry's bonus, in Canadian funds, for the financial years ended November 30, 2002 and 2001 was $133,603 and $115,823, respectively.
(20) The remuneration is set out in US funds, given that it was paid in US dollars.

OPTIONS AND SARS

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

In light of the Cease-Trade Orders, no CINAR Options were granted to the Named Executive Officers during the financial year ended November 30, 2003. Details of the CINAR Stock Option Plan are set out under the heading "Executive Compensation - Compensation Pursuant to Performance Incentive Plans - CINAR Stock Option Plan" in this Circular. Certain Named Executive Officers were, however, granted CINAR Performance Units during the financial year ended November 30, 2003. The table below sets out the number of CINAR Performance Units granted to Named Executive Officers during the financial year ended November 30, 2003.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

------------------------------------------------------------------------------------------------
       NAME          SECURITIES      % OF TOTAL     EXERCISE OR   MARKET VALUE OF   EXPIRATION
                        UNDER       OPTIONS/SARS    BASE PRICE      SECURITIES         DATE
                    OPTIONS/SARS     GRANTED TO    ($/SECURITY)     UNDERLYING
                       GRANTED      EMPLOYEES IN                  OPTIONS/SARS ON
                                   FINANCIAL YEAR                THE DATE OF GRANT
                                                                   ($/SECURITY)
------------------------------------------------------------------------------------------------
Stuart C. Snyder   200,000(1) (2)      63.5 %        US1.97(3)       US1.97(3)      January 15,
                                                                                       2008
------------------------------------------------------------------------------------------------

George Rossi             --              --             --              --              --

------------------------------------------------------------------------------------------------

Stephen T. Carson        --              --             --              --              --

------------------------------------------------------------------------------------------------

Matthew C. Mazer   100,000(1) (4)      31.7 %        US2.32(3)       US2.32(3)       March 24,
                                                                                       2008
------------------------------------------------------------------------------------------------

Patricia L. Carson       --              --             --              --              --

------------------------------------------------------------------------------------------------

Michael Mayberry         --              --             --              --              --

------------------------------------------------------------------------------------------------

____________________
(1) Represents the number of CINAR Performance Units granted to the Named Executive Officer.
(2) Mr. Snyder's CINAR Performance Units consitute a right to receive in cash an amount equal to the difference between the Grant Price and the value of his CINAR Performance Units on the date of exercise. See "Executive Compensation - Compensation Pursuant to Performance Incentive Plans - CINAR Performance Unit Plan". Twenty-five percent of Mr. Snyder's CINAR Performance Units vested on February 1, 2003 and the balance will vest in three equal tranches on February 1, 2004, 2005 and 2006. A condition of exercise of Mr. Snyder's CINAR Performance Units is that at the time of exercise the value of his CINAR Performance Units must be equal to (i) the Grant Price for the first 50,000 CINAR Performance Units, (ii) the Grant Price plus twenty percent for the next 50,000 CINAR Performance Units,
     (iii) the Grant Price plus forty percent for the next 50,000 Performance Units, and (iv) the Grant Price plus sixty percent for the last 50,000 CINAR Performance Units. In the event of a "change of control" (as defined in the CINAR Performance Unit Plan), all outstanding CINAR Performance Units will fully vest and be immediately exercisable and the condition relating to achieving a certain percentage increase in the Grant Price in order to exercise the CINAR Performance Units will no longer apply. The Arrangement will be a change of control for the purposes of the CINAR Performance Unit Plan.
(3) Determined by calculating the weighted average price at which the Limited Voting Shares traded on the Pink Sheets during the period of 20 consecutive trading days before the date of grant of the CINAR Performance Units to the Named Executive Officer.
(4) Mr. Mazer's CINAR Performance Units consitute a right to receive in cash an amount equal to the difference between the Grant Price and the value of his CINAR Performance Units on the date of exercise. See "Executive Compensation - Compensation Pursuant to Performance Incentive Plans - CINAR Performance Unit Plan". Twenty-five percent of Mr. Mazer's CINAR Performance Units vested on March 24, 2003 and the balance will vest in three equal tranches on March 24, 2004, 2005 and 2006. A condition of exercise of Mr. Mazer's CINAR Performance Units is that at the time of exercise the value of his CINAR Performance Units must be equal to (i) the Grant Price for the first 25,000 CINAR Performance Units, (ii) the Grant Price plus twenty percent for the next 25,000 CINAR Performance Units,
     (iii) the Grant Price plus forty percent for the next 25,000 CINAR Performance Units, and (iv) the Grant Price plus sixty percent for the last 25,000 CINAR Performance Units. In the event of a "change of control" (as defined in the CINAR Performance Unit Plan), all outstanding CINAR Performance Units will fully vest and be immediately exercisable and the condition relating to achieving a certain percentage increase in the Grant Price in order to exercise the CINAR Performance Units will no longer apply. The Arrangement will be a change of control for the purposes of the CINAR Performance Unit Plan.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUE

None of the Named Executive Officers acquired any CINAR Shares pursuant to the exercise of CINAR Options, or exercised CINAR Performance Units, during the financial year ended November 30, 2003. Until the Cease-Trade Orders cease to apply or exemptions therefrom are obtained, the Named Executive Officers will not be entitled to exercise their CINAR Options to acquire any CINAR Shares.

The following table summarizes, for each of the Named Executive Officers, the number of CINAR Shares subject to unexercised CINAR Options under the CINAR Stock Option Plan, and the number of unexercised CINAR Performance Units under the CINAR Performance Unit Plan, as at November 30, 2003.


       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
                COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END
                                OPTION/SAR VALUES

---------------------------------------------------------------------------------------------------------
               SECURITIES
                ACQUIRED    AGGREGATE                                     VALUE OF UNEXERCISED IN-THE-
                   ON         VALUE       UNEXERCISED OPTIONS/SARS AT   MONEY OPTIONS/SARS AT FINANCIAL
                EXERCISE     REALIZED        AT FINANCIAL YEAR-END                  YEAR-END
     NAME          (#)         ($)                    (#)                               $
---------------------------------------------------------------------------------------------------------
                                          EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                                        --------------- --------------- ---------------  ----------------
  Stuart C.
    Snyder         --           --          50,000(1)       150,000 (1)    408,629(2)      1,225,888 (2)
---------------------------------------------------------------------------------------------------------
 George Rossi      --           --            --               --             --                --
---------------------------------------------------------------------------------------------------------
  Stephen T.
    Carson         --           --          10,000 (3)         --             0 (2)             --
---------------------------------------------------------------------------------------------------------
  Mathew C.
    Mazer          --           --          25,000 (1)       75,000 (1)    135,776(2)        407,328 (2)
---------------------------------------------------------------------------------------------------------
 Patricia L.
    Carson         --           --          10,000 (3)         --             0 (2)             --
---------------------------------------------------------------------------------------------------------
   Michael
   Mayberry        --           --            --               --             --                --
---------------------------------------------------------------------------------------------------------

____________________
(1)  Represents the number of CINAR Performance Units.
(2) Based upon US$3.58, which was the weighted average price of the Limited Voting Shares on the Pink Sheets for the 20 consecutive trading days ending November 30, 2003.
(3)  Represents the number of CINAR Options.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Stuart Snyder joined CINAR in February 2003 as President and Chief Executive Officer. Under Mr. Snyder's employment agreement he is entitled to receive an annual salary of US$500,000. The term of his employment agreement is three years. Upon achievement of specific performance targets set for him by the Board of Directors, he is entitled to an annual bonus of US$375,000. Additional bonus amounts, up to a maximum of US$375,000, could become payable if specific performance targets are exceeded. In addition, for a maximum period of twelve months, and under certain conditions, CINAR shall pay an amount of $10,000 per month in respect of Mr. Snyder's living expenses and personal travel expenses.

Upon the occurrence of a "change of control" of CINAR, Mr. Snyder may terminate his employment agreement upon at least three months' prior written notice, and he may also terminate his employment agreement by giving at least one month's prior written notice if his responsibilities as President and Chief Executive Officer are modified substantially and unilaterally by the Board of Directors without serious reason. CINAR has, in certain circumstances, agreed to waive the three months' prior written notice requirement. See "Interests of Certain Persons in the Arrangement - Turnstile". Subject to certain exceptions set out in his employment agreement, he also may terminate his employment agreement upon at least three months' prior written notice if CINAR accepts the assignment of rights from Turnstile for either "CLIFFORD THE BIG RED DOG" or the other production initially identified for assignment by Turnstile and subsequently fails to proceed with the production of at least one such live stage touring show based on the rights for one of the aforementioned shows. If CINAR sells at least two of its three divisions (Entertainment, Education, Live Touring), Mr. Snyder may terminate his employement agreement upon at least one month's prior written notice. In the event of any such termination, or if Mr. Snyder's employment is terminated in any other circumstances "without serious reason", Mr. Snyder will be entitled to receive a termination payment equal to the lesser of (i) two years' base salary and (ii) his base salary for the remaining balance of the three year term of his employment agreement. In addition, Mr. Snyder shall be paid his annual bonus on a PRO RATA basis based on the number of months worked in the financial year during which his employment is terminated.

Mr. Rossi was employed by CINAR as its Interim President and Chief Executive Officer from September 13, 2002 to February 11, 2003. Under his employment agreement, as amended at the time of his appointment as Interim President and Chief Executive Officer, Mr. Rossi received a monthly base salary of $27,083 and an annual cash bonus totalling $216,664. Mr. Rossi held the position of Interim President and Chief Operating Officer until February 11, 2003, when he resumed his position as Senior Vice-President and Chief Financial Officer. Mr. Rossi's employment agreement expired on April 30, 2003 and was not renewed. Mr. Rossi received a three month severance package, including salary and a PRO RATA share of his bonus and other benefits. Prior to September 13, 2002, Mr. Rossi was employed by CINAR as its Senior Vice-President and Chief Financial Officer pursuant to an employment agreement effective as of November 1, 2000.

Stephen T. Carson is employed by Carson-Dellosa, a wholly-owned subsidiary of CINAR, as its President pursuant to a five-year employment agreement entered into on April 30, 2002. Mr. Carson's current annual base salary is US$275,000 and will be increased by at least 10% of his original base salary no later than the third anniversary of the employment agreement. Further, Mr. Carson's employment agreement provides that if in any financial year EBITDA for Carson-Dellosa or CINAR Education equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for such subsidiary for that year, Mr. Carson will be paid a commensurate annual bonus equal to an amount ranging from 5% to 50% of Mr. Carson's base salary in respect of each of the two subsidiaries that attains the relevant EBITDA. If Mr. Carson's employment is terminated for any reason, other than termination by CINAR "for cause" or by resignation of Mr. Carson without "good reason", prior to the date on which any bonus is required to be paid to Mr. Carson, a bonus PRO RATED for the portion of the year during which Mr. Carson was employed will be paid to Mr. Carson. If Mr. Carson's employment is terminated "without cause" or if he resigns for "good reason" before the third anniversary of his employment agreement, Mr. Carson will be entitled to all of his compensation, bonuses and benefits then in effect for what would have been the remaining term of his employment agreement, but for the termination. If Mr. Carson's employment is terminated "without cause" or if he resigns for "good reason" after the third anniversary of his employment agreement, Mr. Carson will be entitled to a severance payment equal to two times his then base salary plus an amount equal to the average of the bonuses paid to him for the two preceding financial years. If Mr. Carson's employment is terminated "without cause" or if he resigns for "good reason" after a "change of control" of CINAR, Mr. Carson will be entitled to a severance payment equal to two times his then base salary plus an amount equal to the average of the bonuses paid to him for the two financial years immediately preceding the "change of control". The Arrangement will constitute a "change of control" for the purpose of Mr. Carson's employment agreement.

Matthew C. Mazer is employed as President, Live Touring Division, pursuant to a three year employment agreement entered into on March 24, 2003. Mr. Mazer's current annual base salary is US$350,000. His employment agreement states that, upon achievement of specific performance targets established by the Board of Directors, he will receive an annual bonus of US$175,000. Upon the occurrence of a "change of control" of CINAR, Mr. Mazer may terminate his employment agreement upon at least three months' prior written notice, and he may also terminate his employment agreement by giving at least one month's prior written notice if his responsibilities as President, Live Touring Division, are modified substantially and unilaterally by the Board of Directors without serious reason. CINAR has, in certain circumstances, agreed to waive the three months' prior written notice requirement. See "Interests of Certain Persons in the Arrangement - Turnstile". Subject to certain exceptions set out in his employment agreement, Mr. Mazer also may terminate his employment agreement upon at least three months' prior written notice if CINAR accepts the assignment of rights from Turnstile for either "CLIFFORD THE BIG RED DOG" or the other production initially identified for assignment by Turnstile and subsequently fails to proceed with the production of at least one such live stage touring show based on the rights for one of the aforementioned shows. If CINAR sells, closes or eliminates the Live Touring Division, Mr. Mazer may terminate his employment agreement upon at least one month's prior notice. In the event of any such termination, or if Mr. Mazer's employment is terminated in any other circumstances "without serious reason", Mr. Mazer will be entitled to receive a termination payment equal to the lesser of (i) eighteen months' base salary, and (ii) his base salary for the remaining balance of his three year term. In addition, Mr. Mazer shall be paid his annual bonus on a PRO RATA basis based on the number of months worked in the financial year during which his employment is terminated.

Patricia L. Carson is employed by Carson-Dellosa as its Vice-President pursuant to a five year employment agreement entered into on April 30, 2002. Ms. Carson's current annual base salary is US$200,000 and will be increased annually by at least 5% of her then annual base salary on each of the second and third anniversaries of her employment agreement. Further, Ms. Carson's employment agreement provides that if in any financial year EBITDA for Carson-Dellosa or CINAR Education equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for such subsidiary for that year, Ms. Carson shall be paid a commensurate annual bonus equal to an amount ranging from 8% to 80% of Ms. Carson's base salary. If Ms. Carson's employment is terminated for any reason, other than termination by CINAR "for cause" or by resignation of Ms. Carson without "good reason", prior to the date on which any bonus is required to be paid to Ms. Carson, a bonus PRO RATED for the portion of the year during which Ms. Carson was employed will be paid to Ms. Carson. If Ms. Carson's employment is terminated "without cause" or if she resigns for "good reason" before the third anniversary of her employment agreement with CINAR, Ms. Carson will be entitled to all of her compensation, bonuses and benefits then in effect for what would have been the remaining term of her employment agreement, but for the termination. If Ms. Carson's employment is terminated "without cause" or if she resigns for "good reason" after the third anniversary of her employment agreement, Ms. Carson will be entitled to a severance payment equal to two times her then base salary plus an amount equal to the average of the bonuses paid to her for the two preceding financial years. If Ms. Carson's employment is terminated "without cause" or if she resigns for "good reason after a "change of control" of CINAR, Ms. Carson will be entitled to a severance payment equal to two times her then base salary plus an amount equal to the average of the bonuses paid to her for the two financial years immediately preceding the "change of control". The Arrangement will constitute a "change of control" for the purposes of Ms. Carson's employment agreement.

Michael Mayberry is employed as the Vice-President of CINAR Education and President of HighReach Learning, each a wholly-owned subsidiary of CINAR, pursuant to a five year employment agreement entered into on May 2, 2002. Mr. Mayberry's current annual base salary is US$200,000 and will be increased by 10% of his original base salary on the third anniversary of his employment agreement. Further, Mr. Mayberry's employment agreement provides that if in any financial year EBITDA for HighReach Learning equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for HighReach Learning for that year, Mr. Mayberry will be paid a commensurate annual bonus equal to an amount ranging from 6% to 52.5% of Mr. Mayberry's base salary. In addition, if in any financial year EBITDA for CINAR Education equals an amount ranging from 90% to 120% (or higher) of the EBITDA budget for CINAR Education for that year, Mr. Mayberry will be paid a commensurate annual bonus equal to an amount ranging from 2% to 17.5% of Mr. Mayberry's base salary. If Mr. Mayberry's employment is terminated "without cause" or if he resigns for "good reason", Mr. Mayberry will be entitled to all of his compensation, bonuses and benefits then in effect for what would have been the remaining term of his employment agreement, but for the termination.

COMPENSATION OF DIRECTORS

Effective as of April 30, 2002, each director receives the following compensation for services rendered during his or her term of office: (a) a basic annual retainer for services as a director of $15,000 ($65,000 in the case of the Chairman of the Board of Directors) payable in quarterly instalments; (b) $1,000 for each meeting of the Board of Directors or a committee of the Board of Directors attended in person or via telephone; (c) $5,000 per annum in lieu of the proposed stock component of the director's compensation, until such time as the CINAR Shares are listed on a stock exchange or quoted on a stock quotation system; and (d) reimbursement for travel and other out-of-pocket expenses incurred in attending Board of Directors or committee meetings. In addition, committee chairs receive an additional annual retainer of $2,000.

In addition to the base compensation described above, non-executive directors may also be granted CINAR Options under the CINAR Stock Option Plan. No CINAR Options were granted to non-executive directors during the financial year ended November 30, 2003.

During the financial years ended November 30, 2003, 2002 and 2001, CINAR paid to its directors (including former directors) aggregate fees of $751,361, $567,224 and $339,750, respectively. Given his time commitment, the Chairman of the Board of Directors is to be paid an additional non-recurring retainer of $75,000 payable commencing May 1, 2003 (an additional non-recurring retainer of $50,000 was paidin 2002).

COMPENSATION PURSUANT TO PERFORMANCE INCENTIVE PLANS

CINAR STOCK OPTION PLAN

CINAR maintains the CINAR Stock Option Plan for directors, officers and employees of CINAR and its subsidiaries under which the Board of Directors or a committee appointed for such purpose may periodically grant to CINAR directors, officers or employees CINAR Options, in such numbers, under such terms and at such exercise prices as are determined by the Board of Directors or such committee.

CINAR Options to purchase 194,500 Limited Voting Shares are outstanding, of which CINAR Options to purchase 191,500 Limited Voting Shares are held by present and former directors or officers of CINAR.

During the financial year ended November 30, 2003, no CINAR Options were exercised and no CINAR Shares were issued.

Each CINAR Option is exercisable during a period determined by the Board of Directors or a committee appointed for such purpose, which period, in any event, shall not exceed ten years. The CINAR Options are non-assignable. In the event that an offer to purchase is made to all holders of CINAR Shares, all unexercised CINAR Options will become exercisable immediately at a subscription price to be determined by the Board of Directors or a committee appointed for such purpose (not to be less than the exercise price as determined at the time of the grant), but only to the extent necessary to enable a CINAR Optionholder to tender his or her CINAR Shares should the CINAR Optionholder desire.

As a result of the Cease-Trade Orders, the Board of Directors cannot currently grant any CINAR Options to any person nor can CINAR issue any CINAR Shares upon an exercise of outstanding CINAR Options by directors, officers or employees (unless the Cease-Trade Orders are lifted or an exemption therefrom is obtained). In accordance with the terms of the CINAR Stock Option Plan, the Board of Directors has, on occasion, granted an extension for the expiry date of CINAR Options granted to directors, officers or employees who have left CINAR's employment. However, in no event has the extended expiry date exceeded the original expiry date of the CINAR Option so extended.

ANNUAL INCENTIVE PLAN

In 2003, CINAR established the Incentive Plan for Management of the Entertainment Division. Starting with the 2003 financial year, upon achievement of specific performance targets, performance bonuses of up to 30% of base salary may be paid to members of management. Bonuses which may be payable under the Incentive Plan for Management of the Entertainment Division for the financial year ended November 30, 2003 will only be determined after completion of CINAR's audited financial statements for such financial year.

RETENTION AND PERFORMANCE BONUSES

Given its particular circumstances, CINAR paid retention and performance bonuses to its senior officers in each of the financial years ended November 30, 2002 and 2001. The aggregate amount of these bonuses in each such year was $2,050,762 and $1,906,721, respectively. For the financial year ended November 30, 2003, CINAR has paid a performance bonus of $135,415 to George Rossi. Retention and performance bonuses (if any) for its other senior officers for the financial year ended November 30, 2003 will only be determined after completion of CINAR's audited financial statements for such financial year.

CINAR PERFORMANCE UNIT PLAN

In October 2002, the Board of Directors adopted the CINAR Performance Unit Plan in order to promote a spirit of entrepreneurship within CINAR and support a business strategy based on profitable growth. Key employees, senior officers and outside directors of CINAR are eligible to participate in the CINAR Performance Unit Plan. On any given date, a CINAR Performance Unit consitutes a right to receive, in cash, an amount equal to the appreciation in value of such CINAR Performance Unit on such date calculated by multiplying the number of CINAR Performance Units granted to an individual by the difference between the value of a CINAR Performance Unit on such date and $10.00. The value of a CINAR Performance Unit on a given date is calculated by multiplying by 10 the quotient obtained by dividing the fair market value of a Limited Voting Share on such date by the fair market value of a Limited Voting Share on the date such CINAR Performance Units was granted (the "GRANT PRICE"). Pursuant to the CINAR Performance Unit Plan, the fair market value of a Limited Voting Share, on a given date when Limited Voting Shares are not readily tradeable on a recognized stock exchange, is determined by calculating the weighted average price at which the Limited Voting Shares traded on the Pink Sheets during the period of 20 consecutive trading days before such date. In the event of a "change of control" (as defined in the CINAR Performance Unit Plan), all outstanding CINAR Performance Units will fully vest and be exercisable and any condition relating to achieving a certain increase in value of the CINAR Performance Units in order to exercise the CINAR Performance Units will no longer apply. The Arrangement will constitute a "change of control" for the purposes of the CINAR Performance Unit Plan. During the financial year ended November 30, 2003, CINAR granted 315,000 CINAR Performance Units to certain senior officers at Grant Prices ranging from US$1.97 to US$2.56.

REPORT ON EXECUTIVE COMPENSATION BY THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the "COMPENSATION COMMITTEE") provides advice and recommendations to the Board of Directors on compensation for the President and Chief Executive Officer, and other executives who report directly to the President and Chief Executive Officer, on policies, practices and compensation programs that apply to the entire staff, financial incentives, benefits and pension plans, as well as broad human resources issues.

The following persons were members of the Compensation Committee during the financial year ended November 30, 2003: Lisa de Wilde (Chairperson), Marcel Aubut, Robert Despres and David L. Simon, a majority of whom are unrelated to CINAR. The Compensation Committee met five times during the year. Generally, the President and Chief Executive Officer attends the meetings of the Compensation Committee, except when matters related to his compensation are involved. He is not entitled to vote at the meetings. The Compensation Committee Chairman reports to the Board of Directors on Compensation Committee proceedings and submits its recommendations to the Board of Directors for approval.

For senior officers of CINAR, the Compensation Committee favours an aggregate compensation package including the following elements: (a) a base salary sufficient to attract and retain first rate candidates; (b) a short-term bonus plan, representing a substantial portion of the compensation and linked to the achievement of defined annual objectives, as described under "Annual Incentive Plan"; (c) a stock option plan or performance unit plan favouring the ongoing employment or long-term retention of key officers (no CINAR Options have been issued under the CINAR Stock Option Plan since April 1999); (d) a personal benefits and group insurance plan comparable to industry standards; and (e) sufficient protection in case of incapacity, death or a "change of control" of CINAR.

The guiding principles behind the compensation policy are to provide incentives to CINAR's executive officers to achieve results in order to provide CINAR Shareholders with an added value on their investment, to retain the services of CINAR's executive officers, to take into account the unique and difficult circumstances of CINAR, to offer executive officers competitive compensation and to minimize the importance of fixed compensation in order to put emphasis on the variable components.

The Compensation Committee reviews and reports to the Board of Directors on policies for assessing the performance of the President and Chief Executive Officer and recommends to the Board of Directors the compensation of the President and Chief Executive Officer.

The Compensation Committee relies on the advice, for the completion and revision of the compensation policy, of independent consultants who provide data on reference markets and comments on the proposed policy.

Submitted by the Management Resources and Compensation Committee:

     Lisa de Wilde       Marcel Aubut        Robert Despres      David L. Simon

PERFORMANCE GRAPH

The TSX and NASDAQ halted trading in the CINAR Shares in March 2000. As at the close of business on August 30, 2001, the TSX delisted the CINAR Shares as a result of CINAR's failure to meet its listing requirements. NASDAQ also delisted the CINAR Shares effective on August 2, 2000. Consequently, the CINAR Shares have not been traded on an organized market for more than three years.

In light of the foregoing, this Circular does not present a performance graph illustrating the cumulative total return of an investment in the CINAR Shares.

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Board of Directors determined in February 1995 that total indebtedness of directors and senior officers to CINAR shall not exceed $750,000. As of November 30, 2003, and without taking into account amounts claimed by CINAR from Ms. Charest, Mr. Weinberg and Mr. Hasanain Panju, the former Chief Financial Officer of CINAR, in connection with payments which CINAR alleges were improperly made to them, no director, executive officer or senior officer or former director, executive officer or senior officer of CINAR was indebted to CINAR. See "Specified Litigation - Weinberg and Charest".

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The corporate governance practices of CINAR were described in CINAR's Management Proxy Circular dated March 10, 2003 previously provided to CINAR Shareholders. CINAR has applied to the applicable securities regulatory authorities in Canada to obtain orders deeming CINAR, subsequent to the completion of the Arrangement, to cease to be a reporting issuer under the securities laws of each province in which it is a reporting issuer. Following the completion of the Arrangement, CINAR will govern itself in a manner consistent with its status as a corporation that is not a reporting issuer and that is not publicly traded or listed on any stock exchange.

                            EFFECT OF THE ARRANGEMENT
                             ON MARKETS AND LISTINGS

The CINAR Shares were delisted by NASDAQ on August 2, 2000 and by the TSX on August 30, 2001. Upon completion of the Arrangement, the CINAR Shares will cease to trade on the Pink Sheets and CINAR has applied to the applicable securities regulatory authorities in Canada to obtain orders deeming CINAR, subsequent to the completion of the Arrangement, to cease to be a reporting issuer under the securities laws of each province in which it is a reporting issuer, and will apply subsequent to the completion of the Arrangement to deregister the Limited Voting Shares under the U.S. Exchange Act and cause CINAR to cease to be a reporting issuer under the U.S. Exchange Act.

                      CERTAIN REGULATORY AND LEGAL MATTERS

The Arrangement, which will be completed pursuant to the CBCA, is subject to CINAR Shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by the Final Order. Copies of the Application for Interim and Final Orders and the Notice of Presentation of the Final Order, and the Interim Order are attached as Appendices B-I and B-II, respectively, to this Circular. Any CINAR Shareholder may participate, be represented and present evidence or arguments at the hearing in respect of the Final Order, provided he or she complies with the provisions of the Interim Order and the Notice of Presentation of the Final Order. CINAR Shareholders should refer to "The Arrangement -- Court Approval of the Arrangement and Completion of the Arrangement".

Certain legal matters in connection with the Arrangement will be passed upon by Heenan Blaikie LLP and Stroock & Stroock & Lavan LLP on behalf of CINAR. As at January 14, 2004 partners and associates of Heenan Blaikie LLP and Stroock & Stroock & Lavan LLP owned beneficially, directly or indirectly, less than 1% of the outstanding CINAR Shares, respectively.

                            AVAILABILITY OF DOCUMENTS

Copies of the following documents are available upon request from CINAR by contacting Mark Chernin, Vice-President Business and Legal Affairs at (514) 843-7070:

(i) CINAR's 2002 Annual Report to Shareholders containing the comparative financial statements for the year ended November 30, 2002 together with the auditors' report thereon;

(ii) CINAR's interim financial statements for the periods ended February 28, 2003, May 31, 2003 and August 31, 2003; and

(iii) this Circular.

These documents are also available for review on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

                APPROVAL OF CIRCULAR BY CINAR BOARD OF DIRECTORS

The information contained in this Circular relating to Newco and NewCanCo has been provided by Newco and NewCanCo. This Circular and the sending, communication and delivery thereof to the CINAR Shareholders have been authorized and approved by the Board of Directors.

DATED at Montreal, Quebec, Canada this 14th day of January, 2004.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        (SIGNED) Stuart C. Snyder

                                        Stuart C. Snyder
                                        President and Chief Executive Officer



                                   APPENDIX A

                               4113683 CANADA INC.

                                     - AND -

                                CINAR CORPORATION

-----------------------------------------------------------------------------
                              ARRANGEMENT AGREEMENT

                           MADE AS OF OCTOBER 30, 2003

-----------------------------------------------------------------------------


                                TABLE OF CONTENTS

Article 1 DEFINITIONS AND pRINCIPLES OF INTERPRETATION.................A-1

   1.1      Definitions................................................A-1
   1.2      Currency..................................................A-10
   1.3      Interpretation Not Affected Headings, etc.................A-10
   1.4      Number and Gender.........................................A-11
   1.5      Date for Any Action.......................................A-11
   1.6      Entire Agreement..........................................A-11
   1.7      Governing Law.............................................A-11
   1.8      Schedules.................................................A-11

Article 2 ARRANGEMENT AND RELATED MATTERS.............................A-11

   2.1      Implementation Steps by Cinar.............................A-11
   2.2      Interim Order.............................................A-12
   2.3      Articles of Arrangement...................................A-13
   2.4      Proxy Circular............................................A-14
   2.5      Preparation of Filings, etc...............................A-14
   2.6      Net Litigation Proceeds Structure.........................A-15

Article 3 REPRESENTATIONS AND WARRANTIES..............................A-18

   3.1      Representations and Warranties of Cinar...................A-18
   3.2      Representations and Warranties of the Purchaser...........A-41
   3.3      Non-Waiver................................................A-43
   3.4      Survival..................................................A-43

Article 4 REGULATORY APPROVALS........................................A-43

   4.1      Applications..............................................A-43
   4.2      Obtaining of Appropriate Regulatory Approvals.............A-43

Article 5 Covenants...................................................A-43

    5.1      Retention of Goodwill....................................A-43
    5.2      Material Commitments.....................................A-44
    5.3      Covenants of Cinar.......................................A-44
    5.4      Covenants of Purchaser...................................A-49
    5.5      Covenants Regarding Non-Solicitation.....................A-50
    5.6      Notice by Cinar of Superior Proposal Determination.......A-52
    5.7      Access to Information....................................A-53
    5.8      Closing Matters..........................................A-53
    5.9      Indemnification..........................................A-53
    5.10     Actions to Satisfy Conditions............................A-54

Article 6 CONDITIONS..................................................A-54

    6.1      Mutual Conditions Precedent..............................A-54
    6.2      Additional Conditions Precedent to the
             Obligations of the Purchaser.............................A-55
    6.3      Additional Conditions Precedent to the
             Obligations of Cinar.....................................A-58
    6.4      Notice and Cure Provisions...............................A-59
    6.5      Satisfaction of Conditions...............................A-60

Article 7 AMENDMENT AND TERMINATION...................................A-60

   7.1      Amendment.................................................A-60
   7.2      Mutual Understanding Regarding Amendments.................A-61
   7.3      Rights of Termination.....................................A-61

Article 8 FEES, EXPENSES AND OTHER AMOUNTS PAYABLE....................A-62

   8.1      Fees and Expenses.........................................A-62
   8.2      Break Fee and Expense Reimbursement.......................A-62
   8.3      Effect of Payment.........................................A-64

Article 9 GENERAL.....................................................A-64

   9.1      Notices...................................................A-64
   9.2      Assignment................................................A-65
   9.3      Binding Effect............................................A-65
   9.4      Waiver and Modification...................................A-66
   9.5      Counterparts..............................................A-66
   9.6      Public Disclosure.........................................A-66
   9.7      Time of Essence...........................................A-66
   9.8      Further Assurances........................................A-66
   9.9      Invalidity of Provisions..................................A-67


SCHEDULES

Schedule 1.1A     -  Appropriate Regulatory Approvals................A-68
Schedule 2.6      -  Contingent Payment Entitlements.................A-69
Schedule 3.1(a)   -  Jurisdictions, etc. of Cinar
                     Entities and Minority Interest Companies........A-78

                              ARRANGEMENT AGREEMENT

     THIS AGREEMENT made as of the 30th day of October, 2003.

B E T W E E N:

     4113683 CANADA INC., a corporation incorporated under the laws of Canada

     (hereinafter referred to as the "PURCHASER")

     - and -

     CINAR CORPORATION, a corporation incorporated under the laws of Canada

     (hereinafter referred to as "CINAR")


     THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

                                   ARTICLE 1
                  DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1  DEFINITIONS

     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

     "ACQUISITION PROPOSAL" means any merger, amalgamation, statutory arrangement, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, material sale of shares or rights or interests therein or thereto or similar transactions involving any of the Cinar Entities, or a proposal to do so, excluding the Arrangement;

     "AFFILIATE" has the meaning ascribed thereto by the CBCA on the date hereof;

     "AGREEMENT" means this arrangement agreement including the schedules hereto as the same may be supplemented or amended from time to time;

     "APPROPRIATE REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute, rule or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out on Schedule 1.1A hereto;

     "ARRANGEMENT" means the arrangement involving the Purchaser and Cinar under the provisions of Section 192 of the CBCA on the terms and conditions set forth in this Agreement resulting, INTER ALIA, in the acquisition by the Purchaser of all of the outstanding shares in the capital of Cinar, all on such terms as are consistent with the provisions hereof and are acceptable to or required by the Purchaser, all as more particularly described in the Plan of Arrangement;

     "ARRANGEMENT RESOLUTION" means the special resolution of the Cinar Shareholders, approving the Arrangement, such resolution to be in form and substance acceptable to the Purchaser;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Cinar to be filed with the Director in connection with the Arrangement;

     "BUSINESS DAY" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montreal, Quebec or Toronto, Ontario are not open for business during normal banking hours;

     "CAPITAL LEASE" means any lease of any property (whether real, personal or mixed) by any Person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or would otherwise be disclosed as such in a note to such balance sheet;

     "CAPITALIZED LEASE OBLIGATIONS" means, as of any date, the amount of the obligation of the lessee under a Capital Lease that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed as such in a note to such balance sheet;

     "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as now in effect and, except where otherwise expressly provided in this Agreement, as it may be amended from time to time prior to the Effective Date;

     "CHARTER DOCUMENTS" means articles and by-laws and similar constating documents of a corporation;

     "CINAR COUNSEL" means Heenan Blaikie LLP, or such other counsel as may be designated by Cinar;

     "CINAR DISCLOSURE LETTER" means that certain letter dated as of the date hereof and delivered by Cinar to the Purchaser entitled "Arrangement Agreement Disclosure Letter";

     "CINAR EMPLOYEE PLAN" has the meaning ascribed thereto in Section 3.1(u);

     "CINAR ENTITIES" means, collectively, Cinar and its Subsidiaries;

     "CINAR FINANCIAL STATEMENTS" means the audited consolidated financial statements of Cinar for the year ended November 30, 2002, and the unaudited consolidated financial statements of Cinar for the three and six months ended February 28, 2003 and May 31, 2003, respectively;

     "CINAR INTELLECTUAL PROPERTY" means Intellectual Property acquired, licensed to, created or developed by, for or on behalf of any of the Cinar Entities by any Person, and all registrations, applications for registration, reissues, extensions, renewals, divisions, continuations, continuations-in-part, proprietary information, documentation, licences, registered user agreements and other agreements relating to the foregoing, including the trade-marks listed in Schedule 3.1(m) to the Cinar Disclosure Letter;

     "CINAR MEETING" means the special meeting of the Cinar Shareholders (including any adjournments or postponements thereof) to be held to consider and, if deemed advisable, to approve the Arrangement;

     "CINAR OPTIONS" means the Cinar share purchase options granted under Cinar's Stock Option Plan and being outstanding and unexercised on the date hereof;

     "CINAR PUS" means the performance units granted under Cinar's Performance Unit Plan and being outstanding on the date hereof;

     "CINAR SHAREHOLDERS" means the holders of Cinar Shares;

     "CINAR SHARES" means the Multiple Voting Shares and the Limited Voting Shares;

     "CLAIM" means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

     "CONFIDENTIALITY AGREEMENT" means the confidentiality and standstill agreement dated April 29, 2003 between the Purchaser and Cinar;

     "CONTRACT" means any contract, agreement, license, franchise, lease, permit, arrangement, commitment or other right or obligation to which any of the Cinar Entities is a party or by which any of the Cinar Entities is bound or affected;

     "COURT" means the Quebec Superior Court;

     "CVMQ" means Commission des valeurs mobilieres du Quebec;

     "DIRECTOR" means the Director appointed under Section 260 of the CBCA;

     "DISSENT RIGHTS" means the rights of dissent in favour of Cinar Shareholders in respect of the Arrangement as shall be described in the Plan of Arrangement;

     "EDUCATION DIVISION COMPANIES" means Cinar Education Inc., Cinar Multimedia Education Limited and any Subsidiaries thereof;

     "EFFECTIVE DATE" means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

     "EFFECTIVE TIME" means 12:01 a.m. (Eastern Time) on the Effective Date;

     "ERISA" means the Employee Retirement Income Security Act of 1974 (U.S.A.);

     "FINAL ORDER" means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     "FOUNDER OPTION PROCEEDINGS" has the meaning ascribed thereto in Section
     2.3;

     "GAAP" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

     "GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "GUARANTEED INDEBTEDNESS" means, with respect to any Person, any obligation of such Person guaranteeing or providing indemnification or insurance with respect to, any indebtedness, lease, dividend, or other obligation (a "PRIMARY OBLIGATION") of any other Person (the "PRIMARY OBLIGOR") in any manner, including any obligation or arrangement of such Person:

     (a)  to purchase or repurchase any such primary obligation,

     (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor,

     (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or

     (d) to indemnify the owner of such primary obligation against loss in respect thereof;

     "INCLUDING" means including without limitation;

     "INDEBTEDNESS" of a Person means:

     (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers' acceptances, whether or not matured),

     (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or covenants to create the same,

     (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

     (d) all Capitalized Lease Obligations of such Person and obligations under sale leasebacks,

     (e) all Guaranteed Indebtedness of such Person, (f) all Purchase-Money Indebtedness of such Person,

     (g) all obligations of such Person under commodity purchase or option agreements or other commodity price hedging arrangements, in each case whether contingent or matured,

     (h) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates, in each case whether contingent or matured,

     (i) all redemption obligations of such Person in respect of redeemable preferred shares and mandatory dividend obligations, and

     (j) all indebtedness of any Person of the type referred to in the preceding items of this definition secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even if such Person has not assumed or become liable for the payment of such Indebtedness;

     "INTELLECTUAL PROPERTY" means:

     (a) copyrights in any original works and all rights in any works not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments, drafts or fictitious characters;

     (b) trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, any other source or business identifiers, and all goodwill associated with the foregoing; and

     (c) trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents and patent applications and notes, prototypes, drawings, and design and construction specifications;

     "INTERIM ORDER" means the interim order of the Court made pursuant to the application therefor contemplated by Section 2.2 hereof (or any variation thereof);

     "ITA" means the INCOME TAX ACT (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date;

     "LAWS" means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

     "LIENS" means any mortgage, hypothec, lien, pledge, security interest, adverse claim, lease, option, right of third parties or other charge or encumbrance, including the lien on retained title of a conditional vendor and any easement, right of way or other encumbrance on title to real property;

     "LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of Cinar, as currently constituted;

     "MATERIAL ADVERSE CHANGE" (i) when used in connection with Cinar means any change, effect, event or occurrence that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Cinar Entities on a consolidated basis other than any change, effect, event or occurrence relating to (A) the global economy or securities markets in general or (B) any change in the trading price of the Cinar Shares related to the Arrangement or unrelated to any change, effect, event, occurrence or state of facts which is or could reasonably be expected to be material and adverse to the business, assets, liabilities, operations or financial condition of the Cinar Entities and
     (ii) when used in connection with the Education Division Companies means any change, effect, event or occurrence (other than relating to the global economy in general) in respect of the Education Division Companies that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Education Division Companies on a consolidated basis;

     "MATERIAL ADVERSE EFFECT" (i) when used in connection with Cinar means any matter, condition, event, development or action that has an effect that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Cinar Entities on a consolidated basis other than any change, effect, event or occurrence relating to (A) the global economy or securities markets in general or (B) any change in the trading price of the Cinar Shares related to the Arrangement or unrelated to any change, effect, event occurrence or state of facts which is or could reasonably be expected to be material and adverse to the business, assets, liabilities, operations or financial condition of the Cinar Entities and (ii) when used in connection with the Education Division Companies means any matter, condition, event, development or action (other than relating to the global economy in general) in respect of the Education Division Companies that has an effect that is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition of the Education Division Companies on a consolidated basis;

     "MATERIAL CHANGE" has the meaning ascribed thereto in the SECURITIES ACT (Ontario);

     "MATERIAL CONTRACT" of the Cinar Entities means (i) each Contract involving current and future aggregate actual or contingent obligations to pay (including advances) to or by a Cinar Entity of more than Cdn.$250,000 during the entire term (including, if applicable, any renewals thereof);
     (ii) each Contract relating to current or future Indebtedness of Cdn.$150,000 or more; (iii) each Contract related to litigation or settlement thereof which does or could have any actual or contingent obligations or entitlements of any of the Cinar Entities which have not been fully satisfied prior to the date of this Agreement, other than such Contracts which, individually or together, would have aggregate obligations or entitlements of not more than Cdn.$150,000; (iv) each "output" Contract (as such term is generally understood in the television production industry); (v) any Contracts relating to live entertainment; (vi) any Contract with any Governmental Entity for which a Cinar Entity is indebted to or is to pay, to the knowledge of Cinar, the Government Entity Cdn.$50,000 or more or for which a Government Entity is indebted or is to pay, to the knowledge of Cinar, a Cinar Entity Cdn.$50,000 or more (together with the documents previously or currently required to be delivered to the Government Entity in order for a Cinar Entity to be paid any such amount); (vii) any Contract that (A) limits or purports to limit the ability of any of the Cinar Entities or any key executives of any of the Cinar Entities, to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) in respect of the Material Productions, limits or purports to limit in any material respect the ability of any of the Cinar Entities to solicit any customers, clients or service or product providers of the other parties thereto, (C) requires any of the Cinar Entities to acquire, and as a result to market, co-market or distribute any services or products, or provides for exclusive distribution or representation rights to a Person to market or distribute, any services or products; (viii) any joint venture, partnership (excluding Cinar's productions) or shareholders' agreement; (ix) any Contract involving a sharing of profits, losses, costs or liabilities by any of the Cinar Entities with any third party including any co-production agreement in respect of any of the Material Productions; (x) all Contracts relating to the ownership by Cinar of underlying rights relating to any of the Material Productions and (xi) any Contract the termination of which could reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies;

     "MATERIAL FACT" has the meaning ascribed thereto in the SECURITIES ACT (Ontario);

     "MATERIAL PRODUCTIONS" means the following Cinar productions: Adventures of Paddington Bear, Animal Crackers, Are You Afraid of the Dark, Arthur, Busy World of Richard Scarry, Caillou, Country Mouse and City Mouse Adventures, Little Lulu Show, Mona the Vampire, Mystery Files of Shelby Woo, Postcards from Buster, Ripley's Believe It or Not!, Simon in the Land of Chalk Drawings, Wombles, and Zoboomafoo;

     "MATERIAL SUBSIDIARIES" means the Cinar Entities listed in Schedule 3.1(a) attached hereto and designated therein as a "Material Subsidiary";

     "MINORITY INTEREST COMPANIES" means Teletoon Canada Inc. and Lightspan,
     Inc.;

     "MISREPRESENTATION" has the meaning ascribed thereto in the Securities Act;

     "MULTIPLE VOTING SHARES" means the Variable Multiple Voting Shares in the capital of Cinar, as presently constituted;

     "ORDINARY COURSE" or "ORDINARY COURSE OF BUSINESS" when used in relation to the conduct of a Cinar Entity means any transaction which constitutes an ordinary day-to-day business activity conducted in a manner consistent with the existing practices of the applicable Cinar Entity;

     "PERSON" includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

     "PLAN" means an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) which is subject to Title IV of ERISA or the minimum funding standards under Section 412 of the United States Internal Revenue Code and is or has been established or maintained, or to which contributions are or have been made, by a Cinar Entity, or with respect to which a Cinar Entity has any liability under ERISA;

     "PLAN OF ARRANGEMENT" means, in relation to the Arrangement, the plan of arrangement and any amendments or variations thereto made in accordance with Section 7.1 or made at the direction of the Court in the Final Order;

     "PRE-EFFECTIVE DATE PERIOD" means the period beginning on the date of execution hereof to and including the Effective Time;

     "PROXY CIRCULAR" means the management proxy circular of Cinar to be prepared and sent to Cinar Shareholders in connection with the Cinar Meeting, including the exhibits thereto;

     "PURCHASE MONEY INDEBTEDNESS" means, with respect to any Person, all obligations of such Person (i) consisting of the deferred purchase price of any property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case, where the maturity of such obligation does not exceed the anticipated useful life of the property or (ii) incurred to finance the acquisition of such property, including additions and improvements;

     "PURCHASER'S COUNSEL" means Goodman and Carr LLP, or such other counsel as may be designated by the Purchaser;

     "REPRESENTATIVES" has the meaning ascribed thereto in Section 5.7;

     "SECURITIES ACT" means the SECURITIES ACT (Quebec), as now in effect and as it may be amended from time to time prior to the Effective Date;

     "SOLVENT" means, (i) with respect to any Person that is subject to insolvency laws of Canada or any other country other than the United States of America, that on a particular date, (A) the property of such Person is sufficient, if disposed of at a fairly conducted sale under legal process, to enable payment of all its obligations, due and accruing due, (B) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due; and (C) such Person is not for any reason unable to meet its obligations as they generally become due, and, (ii) with respect to any Person that is subject to insolvency laws of the United States of America, that at a particular date (A) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person; (B) the present fair saleable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (C) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (D) such Person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such Person's property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guarantees and pension plan liabilities) at any time shall be computed as the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability;

     "SUBSIDIARY" has the meaning ascribed thereto by the CBCA on the date hereof;

     "SUPERIOR PROPOSAL" has the meaning ascribed thereto in Section 5.5(a);

     "TAX" and "TAXES" means, with respect to any Person, (i) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, AD VALOREM taxes, value added taxes (including goods and services tax), transfer taxes, land transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan (and any provincial pension plan) premiums, excise, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such Person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and (ii) any liability of such Person for the payment of any amount of the type described in the immediately preceding clause (i) of another Person;

     "TAX RETURNS" means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax; and

     "TERMINATION ENTITLEMENTS" means the entitlement to compensation from any of the Cinar Entities, whether through cash payment or the entitlement to be issued securities or other assets, of any Person as a result of the Arrangement and the transactions to be carried out in connection therewith, the particulars of which are set out in the Cinar Disclosure Letter.

1.2  CURRENCY

     All amounts of money which are referred to in this Agreement are expressed in lawful money of the United States unless otherwise specified.

1.3  INTERPRETATION NOT AFFECTED HEADINGS, ETC.

     The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. Unless otherwise indicated, all references to an article section or other portion followed by a number and/or a letter refer to the specified article, section or other portion of this Agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN", "HEREUNDER" and similar expressions refer to this Agreement as a whole and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4  NUMBER AND GENDER

     Unless the context otherwise requires, words importing the singular number only shall include the plural and VICE VERSA and words importing the use of either gender shall include both genders and neuter.

1.5  DATE FOR ANY ACTION

     In the event that any date on which any action is required to be taken hereunder by any party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6  ENTIRE AGREEMENT

     This Agreement, the agreements and other documents herein referred to and the Confidentiality Agreement, which shall remain in full force and effect, constitute the entire agreement between the parties hereto pertaining to the terms of the Arrangement and ancillary arrangements and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the terms of the Arrangement and such arrangements. For greater certainty, the Purchaser acknowledges that the Confidentiality Agreement shall survive the termination of this Agreement.

1.7  GOVERNING LAW

     This Agreement shall be governed by and be construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein and shall be treated in all respects as a Quebec contract.

1.8  SCHEDULES

     The following are the schedules attached to and incorporated by reference in this Agreement:

--------------------- -------- ------------------------------------------
Schedule 1.1A         -        Appropriate Regulatory Approvals
--------------------- -------- ------------------------------------------
--------------------- -------- ------------------------------------------
Schedule 2.6          -        Contingent Payment Entitlements
--------------------- -------- ------------------------------------------
--------------------- -------- ------------------------------------------
Schedule 3.1(a)       -        Jurisdictions, etc. of Cinar Entities
                               and Minority Interest Companies
--------------------- -------- ------------------------------------------

--------------------- ---------------------------------------------------

                                    ARTICLE 2
                         ARRANGEMENT AND RELATED MATTERS

2.1  IMPLEMENTATION STEPS BY CINAR

     Cinar covenants in favour of the Purchaser that Cinar shall:

     (a) as soon as reasonably practicable and in co-operation with the Purchaser's Counsel, bring an application before the Court in a manner and form acceptable to the Purchaser, acting reasonably, pursuant to
          Section 192 of the CBCA for the Interim Order providing for, among other things, the calling and holding of the Cinar Meeting on or about December 11, 2003 and in any event by March 4, 2004, and thereafter proceed with and diligently pursue obtaining the Interim Order;

     (b) subject to Section 2.4, convene and hold the Cinar Meeting for the purpose of the Cinar Shareholders considering the Arrangement Resolution (and, provided that the prior approval therefor has been obtained from the Purchaser (which approval shall not be unreasonably withheld or delayed), for any other proper purpose as may be set out in the notice for such meeting);

     (c) if the Arrangement Resolution is approved at the Cinar Meeting by Cinar Shareholders as required by the Interim Order, bring an application, as soon as reasonably practicable after the Cinar Meeting, before the Court pursuant to Section 192 of the CBCA for the Final Order approving the Arrangement;

     (d) if the Final Order is obtained, subject to the satisfaction or waiver of the conditions set forth in Article 6, as soon as reasonably practicable thereafter, file Articles of Arrangement, and such other documents as may be required in connection therewith under the CBCA with the Director to give effect to the Arrangement pursuant to
          Section 192 of the CBCA;

     (e) instruct Cinar Counsel to bring the applications referred to in subsections (a) and (c) of this section in co-operation with Purchaser's Counsel and on a timely basis; and

     (f) permit the Purchaser and the Purchaser's Counsel to review and comment upon drafts of all material to be filed by Cinar with the Court in connection with the Arrangement (including the Proxy Circular) prior to the service and filing of that material and give reasonable consideration to such comments. Cinar shall also provide to the Purchaser's Counsel on a timely basis copies of any notice of appearance or other court documents served on Cinar or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Cinar indicating any intention to appeal the Final Order.

2.2  INTERIM ORDER

     The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide:

     (a) for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Cinar Meeting and for the manner in which such notice is to be provided;

     (b) that the requisite approval for the Arrangement Resolution by the Cinar Shareholders shall be, for each class of Cinar Shares, two-thirds of the votes cast on the Arrangement Resolution by Cinar Shareholders of such class present in person or by proxy at the Cinar Meeting;

     (c) that, in all other respects, the terms, restrictions and conditions of the Charter Documents of Cinar, including quorum requirements and all other matters, shall apply in respect of the Cinar Meeting;

     (d)  for the grant of the Dissent Rights; and

     (e) for such other matters as the Purchaser may require subject to obtaining the prior consent of Cinar, such consent not to be unreasonably withheld.

2.3  ARTICLES OF ARRANGEMENT

     The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement, implement the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to the Purchaser and Cinar, each acting reasonably.

     The Plan of Arrangement shall provide, INTER ALIA, for:

     (a) a purchase price of $3.57 per Cinar Share, plus, in the event that the Founder Option Proceedings (as hereinafter defined) have been fully and finally settled or subject to final binding (without right of appeal) adjudicative determination (a "FINAL ADJUDICATION") at least five business days prior to the Cinar Meeting (the "SETTLEMENT DEADLINE"), the PRO RATA amount per Cinar Share of the amount determined by deducting from $1,199,082 any amount payable to the Founders pursuant to the Final Adjudication of the Founder Option Proceedings (provided that if this amount is negative, there shall be no reduction in the price of $3.57 per Cinar Share), and for such consideration to be payable fully in cash;

     (b) if applicable, the provision of contingent payment entitlements as contemplated in Section 2.6;

     (c) in the event that the Founder Option Proceedings (as hereinafter defined) have not been subject to Final Adjudication prior to the Settlement Deadline, the deposit into an escrow account (the "ESCROW Account") to be held by the Purchaser (and the manner of disbursing such funds as contemplated by the following) of $1,199,082 (the "ESCROW AMOUNT") on account of a portion of the $1,326,341.27 "in-the-money amount" in respect of the Cinar Options which are the subject of the Founder Option Proceedings (as hereinafter defined), determined by taking the aggregate price of $2,998,800 that would be payable in cash at the Effective Time to the holders of such Cinar Options pursuant to Section 2.3(a) in respect of the 840,000 Cinar Shares underlying such Cinar Options (the "UNDERLYING SHARES") if at such time they had been the holders of record of the Underlying Shares, and deducting therefrom $1,672,458.73, being the agreed upon U.S. dollar equivalent of the aggregate exercise price pursuant to the terms of such Cinar Options in respect of the Underlying Shares, to be paid to either: (x) Mr. Ronald Weinberg, Ms. Micheline Charest and/or Persons controlled by them (collectively, the "FOUNDERS"), on the one hand, or (y) the Cinar Shareholders, on the other hand, as a result of the Final Adjudication of the matter of the 840,000 Cinar Options for which the Founders have claimed the due exercise thereof and Cinar has maintained the position that such Cinar Options (the "FOUNDER OPTIONS") were not duly exercised and that the issuance of shares pursuant to the purported exercise of such Cinar Options was not permitted by Law prior to expiry and, as a result, no financial entitlements or entitlements to acquire Cinar Shares apply in respect thereof (collectively, the "FOUNDER OPTION PROCEEDINGS"); and

     (d) the termination of all Cinar Options and all other securities or other rights or entitlements convertible or exchangeable for or with shares in the capital of Cinar without any consideration therefor or any obligation to issue any of the securities of Cinar underlying the Cinar Options or any other such securities or other rights or entitlements and without any further rights or entitlements of the holders at the Effective Time.

     For greater certainty, in the event that the Founder Option Proceedings have not been the subject of Final Adjudication prior to the Settlement Deadline, the Escrow Amount less any amount payable to the Founders pursuant to the Final Adjudication of the Founder Option Proceedings (the "NET ESCROW AMOUNT"), shall be distributed to the holders of CCEs (as hereinafter defined) together with, subject to Section 2.6, the distribution of Net Litigation Proceeds.

2.4  PROXY CIRCULAR

     As promptly as reasonably practicable after the execution and delivery of this Agreement, with a view to completion on or about November 11, 2003 and in any event by December 16, 2003, Cinar will prepare the Proxy Circular together with any other documents required by the CBCA or other applicable Laws in connection with the Arrangement and the Cinar Meeting. As promptly as reasonably practicable after the execution and delivery of this Agreement, Cinar will file the Proxy Circular and any other documentation required to be filed under applicable Law in all jurisdictions where the Proxy Circular is required to be filed by Cinar and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under applicable Law to the Cinar Shareholders, the directors of Cinar, the auditors of Cinar and any other required Persons, all in accordance with the terms of the Interim Order and applicable Law. The Purchaser will provide such assistance as Cinar may reasonably request in such regard.

     Cinar shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Cinar Meeting and, without limiting the generality of the foregoing, shall, in consultation with the Purchaser, use all reasonable efforts to abridge the timing contemplated by such National Instrument as provided in Section 2.20 thereof.

2.5  PREPARATION OF FILINGS, ETC.

     (a) Each of the Purchaser and Cinar shall proceed diligently, in a co-ordinated fashion and use its reasonable best efforts to co-operate in the preparation of the Proxy Circular as described in Section 2.4, any exemption applications or orders and any other documents deemed reasonably necessary by any of them to discharge their respective obligations under applicable Laws in connection with the Arrangement.

     (b) Each of the parties shall furnish to the other of them, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the parties will ensure that the information relating to it which is provided in the Proxy Circular will not contain any Misrepresentation.

     (c) Each of the parties shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular contains a Misrepresentation. In any such event, each of the parties will co-operate in the preparation of a supplement or amendment to the Proxy Circular, as the case may be, that corrects that Misrepresentation, and Cinar will cause the same to be distributed to the Cinar Shareholders and filed with each applicable Governmental Entity as required under applicable Law.

     (d) Cinar shall ensure that the Proxy Circular complies with all applicable Laws. Without limiting the generality of the foregoing, Cinar shall ensure that the Proxy Circular provides the Cinar Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Cinar Meeting.

2.6  NET LITIGATION PROCEEDS STRUCTURE

     It is acknowledged by the Purchaser that the Net Litigation Proceeds of the Specified Litigation (as such terms are defined below), less $400,000 which shall be retained by Cinar for its sole benefit, are to be distributed, on a PRO RATA basis, to the Cinar Shareholders based on their respective holdings of Cinar Shares (without preference as to class), including, to the extent that Cinar is unsuccessful in the Founder Option Proceedings, the Founders as if they were the holders of the Underlying Shares in respect of which the Final Adjudication of the Founder Option Proceedings provides that they should have been entitled to exercise the Founder Options; provided that it shall be a condition precedent to making any such distribution of Net Litigation Proceeds that (i) all of the Specified Litigation has been subject to Final Adjudication,
(ii) the Founder Option Proceedings have been subject to Final Adjudication,
(iii) any co-defendant of a Cinar Entity in any such matter shall be released from any liability in respect of such Specified Litigation or shall have released the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) from any claim of contribution or indemnity such Person may have as against the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees), (iv) the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) shall have been fully released from any obligations to indemnify or make contributions to any Person in connection with or related to Specified Litigation or any Third Party Rights (as hereinafter defined) and the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) shall have been fully released from any liability in connection with or related to any Specified Litigation in which they are not directly named as defendants, (v) the Purchaser shall have been provided with all information (including confirmation of service providers as to final account amounts) which it may reasonably request with respect to the determination of the Net Litigation Proceeds, (vi) the Purchaser is satisfied, acting reasonably, with the determination of the Net Litigation Proceeds (including that all actual or contingent professional fees and expenses have been accounted for), the amounts thereof to be so distributed and the structure (tax and otherwise) and manner for such distribution, and (vii) the Final Adjudication of the Specified Litigation resulted in each of the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released in form satisfactory to the Purchaser acting reasonably. No settlement of any Specified Litigation shall provide for any obligation on the part of a Cinar Entity (other than to pay a cash amount in respect of the settlement) including indemnifying any Person or guaranteeing the obligation of any Person, without the prior written consent of the Purchaser which may be arbitrarily withheld.

     For the purposes of the foregoing:

          "NET LITIGATION PROCEEDS" means the amount received by Cinar Entities in the Specified Litigation, including on account of the settlement of any Specified Litigation, (after deducting Taxes, if any, deemed payable thereon by Cinar Entities as hereinafter provided) less the aggregate of: (i) any amounts paid or payable by Cinar Entities in or in relation to the Specified Litigation (including any amounts paid or payable by Cinar Entities on account of the settlement of any Specified Litigation or to a person in respect of a Third Party Right), (ii) any amount in excess of $1,199,082 required to be paid to the Founders pursuant to the Final Adjudication of the Founder Option Proceedings, (iii) all litigation, settlement and other out-of-pocket expenses relating to the Specified Litigation and the Founder Option Proceedings unpaid as of August 29, 2003 or arising thereafter, including, all expenses incurred to determine Net Litigation Proceeds, all expenses (including professional fees) incurred by the Purchaser and Cinar Entities with respect to the CCEs (as such term is defined below) and all other related third party and professional costs, and
          (iv) any expenses incurred by Cinar Entities prior to the distribution of the Net Litigation Proceeds in connection with any actual or alleged violation by any Cinar Entity or any of its current or former directors, officers or employees (including, for greater certainty, former officers, directors and employees) of any Law, including all expenses (including professional fees) incurred in connection with any investigation by any Governmental Entity (including the Canada Customs and Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service, or any taxing authority in any jurisdiction, including any sales tax authority) of any such actual or alleged violation of Law or defending any charges (or the equivalent) laid or threatened in connection with any such actual or alleged violation of any Law, and any fines, penalties or other amounts which Cinar Entities agree or are required to pay as a result of any such actual or alleged violation of any Law (the amounts referred to in (iii) and (iv) are referred to collectively as the "Expenses"). The amounts referred to in (i), (ii), (iii) and (iv) of this definition shall be reduced by the Tax benefits, if any, deemed available to Cinar Entities (as hereinafter provided) of making such payments. For greater certainty, the application of this provision will not give rise to any liability on the part of the Cinar Shareholders in the event that the Net Litigation Proceeds are negative.

          For the purposes hereof, "TAXES" means the income tax that would be payable by Cinar Entities on the Taxable portion (determined as described below) of the amount received by them, assuming: (i) a combined federal-provincial tax rate of 36.62% (or if the amount is taxable in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%); and (ii) that Cinar Entities have no tax losses, credits or deductions available to them to reduce Taxes.

          For the purposes hereof, "TAX BENEFITS" means the income tax savings that would be available to Cinar Entities on the Deductible portion (determined as described below) of a payment or the Deductible portion of Expenses related to or in connection with the settlement or litigation, or actual or alleged violation of Law, as the case may be, assuming a combined federal-provincial tax rate of 36.62% (or if the amount is deductible in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%).

          The "TAXABLE PORTION" of an amount received by Cinar Entities and the "DEDUCTIBLE PORTION" of a payment made by Cinar Entities and the "DEDUCTIBLE PORTION OF EXPENSES" related to any amount so received or paid, shall be determined by the Purchaser and Cinar in the following manner. Once a Specified Litigation or the Founder Option Proceedings have been subject to Final Adjudication, or, in the case of Expenses referred to in subparagraph (iv) under "Net Litigation Proceeds" above, prior to the distribution of Net Litigation Proceeds, the Purchaser and Cinar shall, in consultation with their respective tax advisors, determine the Taxable portion or Deductible portion and Deductible portion of Expenses that is the subject matter of and/or related to the Final Adjudication or actual or alleged violation of Law, as the case may be. If the Purchaser and Cinar do not agree, either of them shall be authorized to instruct tax advisors (selected jointly by the Purchaser and Cinar) to contact Canada Customs and Revenue Agency (the "CCRA") and to provide the CCRA with details of the nature and quantum of the Final Adjudication and, if appropriate, the Expenses incurred in connection therewith or with the actual or alleged violation of Law, as the case may be, with a view to obtaining a ruling, interpretation or other comfort from the CCRA as to the Taxable portion, Deductible portion and/or the Deductible portion of Expenses of or related to the Final Adjudication or Expense, as the case may be. The determination of the level and/or type of comfort to be sought from the CCRA shall be determined jointly by the Purchaser and Cinar, each acting reasonably. Further, the Purchaser and Cinar (acting jointly) may also determine to conduct proceedings objecting to or appealing any determination by the CCRA with respect to any of the foregoing matters.

          Notwithstanding the foregoing, if the Taxable portion or Deductible portion of an amount or the Deductible portion of Expenses, as the case may be, has not been determined in accordance with the preceding paragraph within six months after all of the Specified Litigation and the Founder Option Proceedings have been subject to Final Adjudication, including Cinar being released from all Third Party Rights (as hereinafter defined), then any amount which has not already been determined by both Cinar and the Purchaser in accordance with the preceding paragraph not to constitute a Taxable portion or Deductible portion of an amount or Deductible portion of Expenses, as the case may be, shall be deemed to constitute a Taxable portion of an amount received by Cinar or not to be a Deductible portion of a payment made by Cinar or not to be a Deductible portion of Expenses, as the case may be.

          "SPECIFIED LITIGATION" means the matters referred to in Schedule A to
          Schedule 2.6, and for greater certainty does not include the Founder Option Proceedings. The Specified Litigation will include all Claims and counter-Claims in effect at the time of the completion of the arrangement transaction (and any amendments thereto) together with any Claims and counter-Claims relating to the Specified Litigation that may arise thereafter (and any amendments thereto). For greater certainty, Claims and counter-Claims includes any Claim or counter-Claim (including any possible Claim or counter-Claim and any amendment to a Claim or counter-Claim) against a Person (including a co-defendant of a Cinar Entity) who reasonably has or would have a right of contribution or indemnity or similar right, contingent or otherwise, as against a Cinar Entity ("THIRD PARTY RIGHTS") in respect of such Claim or counter-Claim.

     In the event that the conditions set forth in Subsections 2.6(i), 2.6(ii), 2.6(iii), 2.6(iv), 2.6(v), 2.6(vi) and 2.6(vii) have not been fulfilled, all as hereinbefore provided, prior to the Settlement Deadline then contingent cash entitlements ("CCES") will be provided to the Cinar Shareholders and, to the extent that Cinar is unsuccessful in the Founder Option Proceedings, the Founders as if they were the holders of the Underlying Shares in respect of which the Final Adjudication of the Founder Option Proceedings provides that they would have been entitled to exercise the Founder Options, entitling them to Net Litigation Proceeds, with such entitlements to be provided in such form and pursuant to such agreement as the Purchaser and Cinar may agree to, acting reasonably, but consistent with the terms set out in Schedule 2.6. It shall be a condition to providing such entitlements that any Appropriate Regulatory Approvals therefor (including so as to ensure that such entitlements will not prevent Cinar from obtaining rulings from all applicable securities Governmental Entities for Cinar to cease being a reporting issuer immediately following the Effective Date) have been obtained.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1  REPRESENTATIONS AND WARRANTIES OF CINAR

     Cinar hereby represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and the transactions contemplated by this Agreement:

     (a) ORGANIZATION AND GOOD STANDING - Except as disclosed in the Cinar Disclosure Letter, each of the Cinar Entities and, to the knowledge of Cinar, each of the Minority Interest Companies has been duly incorporated or formed under all applicable Laws, is validly organized and subsisting, has not been dissolved, is not an unlimited liability company or other unlimited liability entity, has full corporate or legal power, authority and capacity to own its properties and conduct its businesses as currently owned and conducted and is up-to-date in all corporate or partnership filings, or to the extent that it is not up-to-date, such failure could not reasonably be expected to give rise to a Material Adverse Effect to Cinar or the Education Division Companies. All of the outstanding shares of capital stock and other ownership interests of Cinar and each of the remaining Cinar Entities and, to the knowledge of Cinar, of each of the Minority Interest Companies are validly issued, fully paid and non-assessable and all such shares and other ownership interests are owned directly or indirectly, legally and beneficially by Cinar, free and clear of all Liens other than those Liens listed in the Cinar Disclosure Letter or pursuant to restrictions on transfer contained in Charter Documents ("PERMITTED LIENS"), and, except as disclosed in the Cinar Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of the Cinar Entities or in either of the Minority Interest Companies. Cinar has disclosed in Schedule 3.1(a) hereto the names, the jurisdictions of incorporation or organization, the shareholders, members, owners and beneficiaries and the ownership structure of each of the Cinar Entities other than Cinar as well as the directors, officers and partners, as applicable, thereof. Such schedule also sets out the jurisdiction of incorporation or organization and the particulars of the ownership interest of the Cinar Entities in the Minority Interest Companies.

          No Cinar Entity has any ownership interest in any other Person, other than as disclosed in Schedule 3.1(a) hereto.

     (b) CAPACITY TO CARRY ON BUSINESS - Except as disclosed in the Cinar Disclosure Letter, each of the Cinar Entities, and to the knowledge of Cinar each of the Minority Interest Companies, is duly licensed, registered and qualified as a corporation to do business and is in good standing in each jurisdiction in which the nature of its current business make such qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing .

     (c) SOLVENCY, ETC. -Except as described in the Cinar Disclosure Letter, each of the Cinar Entities and to the knowledge of Cinar each of the Minority Interest Companies, is Solvent. None of the Cinar Entities and, to the knowledge of Cinar, neither of the Minority Interest Companies has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed, had any encumbrancer take possession of any of its property or assets, had an execution or distress become enforceable or become levied upon any of its property or assets or had any insolvency or receivership proceedings instituted against it which have not been cured or remedied.

     (d) CAPITALIZATION - The authorized capital of Cinar consists of an unlimited number of Limited Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of preference shares issuable in series. As of the date hereof, there are 34,735,998 Limited Voting Shares, 5,233,402 Multiple Voting Shares and no preference shares issued and outstanding, and 4,054,382 Limited Voting Shares and no Multiple Voting Shares are reserved, in the aggregate, for issuance in respect of the Cinar Options. In addition, 495,000 Cinar PUs are currently outstanding, and are the only Cinar PUs, and the aggregate contingent obligations under all Cinar PUs, including after giving effect to the Arrangement, is Cdn$2,776,184. The dates of issue, numbers, exercise prices and optionees of the Cinar Options have been fully set out in the Cinar Disclosure Letter. The particulars of all Cinar PUs, including the grantees thereof and all relevant calculations for determining the contingent obligations thereunder for each grantee, have also been fully set out in the Cinar Disclosure Letter. Except as described in the preceding sentences of this paragraph, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any of the Cinar Entities to issue or sell any shares of, or other ownership interests in, any of the Cinar Entities or either of the Minority Interest Companies or obligations of any kind convertible into or exchangeable for any shares of, or other ownership interests in, any of the Cinar Entities (or the shares or ownership interests of the Cinar Entities in the Minority Interest Companies), nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any of the Cinar Entities. All outstanding Cinar Shares and all outstanding shares in the capital of each of the remaining Cinar Entities have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of any of the Cinar Entities having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Cinar Shares or the shareholders of any Cinar Entity on any matter. There are no outstanding contractual obligations of any of the Cinar Entities to repurchase, redeem or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of the Cinar Entities, or any of the shares they hold in the Minority Interest Companies.

     (e)  AUTHORITY AND NO VIOLATION

          (i) Cinar has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Cinar and the consummation by Cinar of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part or on the part of any other Cinar Entity are necessary to authorize this Agreement, or the transactions contemplated hereby other than:

               (A) with respect to the Cinar Meeting, Proxy Circular and other matters relating solely to the implementation of the Arrangement, the approval of the board of directors of Cinar; and

               (B) with respect to the completion of the Arrangement, subject to the Interim Order, the approval of at least two-thirds of the votes cast by the holders of each class of Cinar Shares on the Arrangement Resolution by the Cinar Shareholders present in person or represented by proxy at the Cinar Meeting.

          (ii) This Agreement has been duly executed and delivered by Cinar and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

          (iii) The board of directors of Cinar at its meeting on October 30, 2003 (A) determined unanimously that the Arrangement is in the best interests of Cinar, (B) received an opinion from Merrill Lynch Canada Inc. that, as of the date of this Agreement, the consideration offered under the Arrangement for each Cinar Share is fair from a financial point of view to the Cinar Shareholders and (C) determined unanimously to support and to recommend that the Cinar Shareholders vote in favour of the Arrangement Resolution and will make such recommendation, and Cinar will so represent in the Proxy Circular.

          (iv) The approval of this Agreement, the execution and delivery by Cinar of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, except for the Termination Entitlements or as disclosed in the Cinar Disclosure
               Letter:

               (A) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

                    (1) the Charter Documents of any of the Cinar Entities, including any unanimous shareholder agreement, partnership agreement or any other agreement or understanding with any party holding an ownership interest in any of the Cinar Entities;

                    (2) subject to obtaining the Appropriate Regulatory Approvals relating to the Cinar Entities, any Law, regulation, order, judgment or decree; or

                    (3) any material license issued by any Governmental Entity or any material Contract (including any shareholders or other agreement relating to the Minority Interest Companies, including any executed shareholders' agreement relating to Teletoon Canada Inc.);

               (B) except involving an aggregate amount of up to $4,000,000, give rise to any right of termination or acceleration of Indebtedness or cause any third party Indebtedness owing by any of the Cinar Entities to come due before its stated maturity or cause any available credit to cease to be available;

               (C) result in the imposition of any Lien upon any of the assets of any of the Cinar Entities, or restrict, hinder, impair or limit the ability of any of the Cinar Entities to carry on its business as and where it is now being carried on or as and where it is currently contemplated that it will be carried on in the future; or

               (D) except for the acceleration of vesting schedules for the Cinar Options as contemplated by Section 5.3(b)(iii), result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any advisor, consultant or other service provider to any of the Cinar Entities under any Contract or to any director, officer or employee of any of the Cinar Entities or increase any benefits otherwise payable under any Cinar Employee Plan or result in the acceleration of time of payment or vesting of any such benefits.

               Except as otherwise disclosed in the Cinar Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or any other Person (for such other Persons, in respect of a material Contract) is required to be obtained by any of the Cinar Entities in connection with the execution and delivery of this Agreement by Cinar, the completion of the Arrangement or the consummation by any of the Cinar Entities of the transactions contemplated hereby, other than (i) any approvals required by the Interim Order or the Final Order, (ii) filings with the Director under the CBCA, and (iii) the Appropriate Regulatory Approvals relating to the Cinar Entities.

     (f) NO DEFAULTS - Subject to obtaining the Appropriate Regulatory Approvals relating to Cinar and except as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities, and to the knowledge of Cinar neither of the Minority Interest Companies, is in default under, and there exists no event, condition or occurrence which, after the giving of notice or lapse of time or both, would constitute such a default or would give rise to a right of termination under any material Contract or any material license from a Governmental Entity or under other Contracts or licenses (with respect to such other Contracts or licenses, other than defaults which could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies) including the termination of any option or right to produce additional episodes or other animated programs or distribute or otherwise exploit the property contemplated in such material Contract or license or other Contracts, because of any action or omission, lapse of time or other reasons.

     (g) ABSENCE OF CERTAIN CHANGES OR EVENTS - Except for the Termination Entitlements, except as disclosed in publicly available documents filed by Cinar with the CVMQ prior to the date of this Agreement or except as disclosed in the Cinar Disclosure Letter, each of the Cinar Entities has in all material respects conducted its business only in the ordinary and regular course of business consistent with past practice and there has not occurred since November 30, 2002:

          (i) any Material Adverse Change to Cinar or to the Education Division Companies on or before the date hereof;

          (ii) any material damage, destruction or loss, to the property, assets or undertaking of any of the Cinar Entities, whether covered by insurance or not, including any impairment or other adverse effect on any material right, property, franchise or licence of any Cinar Entity, whether by reason of the Arrangement or otherwise;

          (iii) any redemption, repurchase or other acquisition of shares (i) in any of the Cinar Entities by any of the Cinar Entities or (ii) in the Minority Interest Companies by either of the Minority Interest Companies, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Cinar Shares or the shares of any of the Minority Interest Companies;

          (iv) any material increase in or modification of the compensation (excluding bonuses which are paid in the ordinary and regular course of business consistent with past practice) payable or to become payable by any of the Cinar Entities to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in severance or termination pay;

          (v) any material increase in or modification of any bonus, pension, insurance or benefit arrangement (including the granting of stock options, restricted stock awards, stock appreciation rights or performance units and excluding bonuses which are paid in the ordinary and regular course of business consistent with past practice) made to, for or with any of the directors, officers or employees of any of the Cinar Entities;

          (vi) any acquisition or sale of its property or assets aggregating 1% or more of Cinar's total consolidated tangible property and assets as at November 30, 2002, other than in the ordinary and regular course of business consistent with past practice or any acquisition or sale of any Subsidiary which was material or any of their respective property, assets or undertakings which would be material to Cinar on a consolidated basis or to the Education Division Companies on a consolidated basis;

          (vii) (i) other than in the ordinary and regular course of business consistent with past practice, any incurrence, assumption or guarantee by any of the Cinar Entities of Indebtedness which would alone relate to Cdn.$150,000 or more or which, in the aggregate, would relate to Cdn.$500,000 or more. Furthermore, the Cinar Entities have not incurred, assumed or guaranteed any Indebtedness which remains outstanding which would alone relate to Cdn.$150,000 or more or which, in the aggregate, would relate to Cdn.$500,000 or more, other than the Indebtedness set forth in the Cinar Disclosure Letter, which fully sets forth all of the Indebtedness, the debtor from whom such Indebtedness is owed, the Person to whom such Indebtedness is owed, if a guarantee, the debtor whose obligations are being guaranteed and the essential terms and conditions of such Indebtedness; (ii) any issuance or sale of any securities convertible into or exchangeable for its debt securities, or (iii) any issuance or sale of options or other rights to acquire from it debt securities or any securities convertible into or exchangeable for any such debt securities;

          (viii) other than in the ordinary and regular course of business consistent with past practice, any creation or assumption by it of any Lien on any asset. Furthermore, the property and assets of the Cinar Entities or any of them are not subject to any Lien, other than those Liens set forth in the Cinar Disclosure Letter, which fully sets forth all of the Liens to which the assets of the Cinar Entities or any of them are subject;

          (ix) other than in the ordinary and regular course of business consistent with past practice, the making of any loan, advance or capital contribution to or investment in any Person other than loans and advances in an aggregate amount which do not exceed $50,000 outstanding at any time;

          (x) any entering into, amendment of, relinquishment, termination or non-renewal by it of any material Contract or any material license with any Governmental Entity, other than in the ordinary and regular course of business consistent with past practice;

          (xi) any resolution to approve a split, combination or reclassification of any outstanding shares or ownership interests in any of the Cinar Entities;

          (xii) any material change in the accounting methods, principles or practices of any of the Cinar Entities, other than those expressly required by a change in GAAP arising subsequent to November 30, 2002; or

          (xiii) any agreement, arrangement or understanding to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made.

     (h) FINANCIAL STATEMENTS - The Cinar Financial Statements have been (and any financial statement publicly disseminated by or on behalf of Cinar during the Pre-Effective Date Period will be) prepared in accordance with GAAP applied on a consistent basis (subject, in the case of such unaudited financial statements, to the absence of notes and to usual, non-material year end adjustments), the requirements of applicable Governmental Entities and applicable securities Laws; such financial statements present (or will present, as applicable) fairly, in all material respects, the consolidated financial position and results of operations of the Cinar Entities as of the respective dates thereof and for the respective periods covered thereby and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Cinar Entities on a consolidated basis.

     (i) ABSENCE OF UNDISCLOSED LIABILITIES - Except as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities has obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than:

          (i) those set forth or adequately provided for in the balance sheet included in Cinar's audited consolidated financial statements as at and for the period ended November 30, 2002 (the "CINAR BALANCE SHEET");

          (ii) those incurred in the ordinary and regular course of business and not required to be set forth in the Cinar Balance Sheet under GAAP;

          (iii) those incurred in the ordinary and regular course of business since November 30, 2002 and consistent with past practice, provided that any Indebtedness and any liabilities which could reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies have been disclosed herein; and

          (iv) those incurred in connection with the execution of this Agreement and completion of the Arrangement.

     (j) MATERIAL CONTRACTS AND LICENSES - The material licenses from Governmental Entities and material Contracts of the Cinar Entities have been fully listed in Schedule 3.1(j) to the Cinar Disclosure Letter. None of the Cinar Entities, nor, to the knowledge of the Chief Executive Officer or Chief Financial Officer of Cinar after reasonable inquiry, any of the other parties thereto, is in material default or breach of, in any respect, nor has any of the Cinar Entities received any notice of default or termination under, any Contract or license the termination of which could reasonably be expected to have a Material Adverse Effect or to constitute a Material Adverse Change in respect of Cinar or the Education Division Companies and, to the knowledge of Cinar, except as disclosed in the Cinar Disclosure Letter, there exists no state of facts which after notice or lapse of time or both would constitute such a material default or breach or would give rise to a right of termination, including the termination of any option to produce additional episodes or other programs, distribute or otherwise exploit the property contemplated in such material Contracts or licenses. Except for the Termination Entitlements or the material Contracts disclosed in the Cinar Disclosure Letter, none of the Cinar Entities is a party to any Contract not made in the ordinary and regular course of business or which creates liabilities or obligations which are not in the ordinary and regular course of business. True and complete copies of all Cinar material Contracts and all material licenses from Governmental Entities or, where such material Contracts or licenses are oral, true and complete written summaries of the terms thereof, have been furnished or otherwise made available to the Purchaser.

     (k) BOOKS AND RECORDS - Except as set out in the Cinar Disclosure Letter and except, to Cinar's knowledge, in respect of any matter, or any matters taken together, which could not reasonably be expected to result in a Material Adverse Effect to Cinar or the Education Division Companies, the books, records and accounts of the Cinar Entities, in all material respects, (i) have been maintained in accordance with good business practices, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Cinar Entities, and (iii) accurately and fairly reflect the basis for Cinar's consolidated financial statements and the Education Division Companies' unconsolidated financial statements. Cinar has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization, and (y) transactions are recorded as necessary
          (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements, and (B) to maintain accountability for assets.

     (l)  LITIGATION, ETC. - Except as described in the Cinar Disclosure Letter,
          (i) there is no Claim currently proceeding, pending or, to the knowledge of Cinar, after due inquiry threatened against or relating to any of the Cinar Entities or affecting any of their properties, licenses or assets before any court or Governmental Entity or regulatory authority or body nor is Cinar aware of any basis for any such claim, action, proceeding or investigation which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies or which individually involves a Claim for more than Cdn.$50,000 or in the aggregate involves Claims for more than Cdn.$250,000 and (ii) neither any of the Cinar Entities nor their respective assets and properties is subject to any outstanding judgment, order, writ, injunction or decree. (m) INTELLECTUAL PROPERTY RIGHTS -

          (i) Schedule 3.1(m) to the Cinar Disclosure Letter contains a list of all of the properties which form a part of the Cinar Intellectual Property.

          (ii) Except as disclosed in the Cinar Disclosure Letter, Cinar has provided to the Purchaser accurate and complete copies of all material Contracts, material licences from Governmental Entities and other material documentation maintained by the Cinar Entities by which any of the Cinar Entities has acquired Intellectual Property rights to the Cinar Intellectual Property. To the extent that Intellectual Property rights to the Cinar Intellectual Property are not currently reflected in a Contract, license or other documentation maintained by a Cinar Entity, Cinar has provided the Purchaser with a complete and accurate written description of the source of the rights of the respective Cinar Entities in such Cinar Intellectual Property. The Contracts, licenses and other documentation referred to above, along with any other Intellectual Property rights not reflected in Contracts, licenses and other documentation but which have been described to the Purchaser in writing as described above, are sufficient to enable the Cinar Entities to carry on their respective businesses as they are presently conducted, and as they are proposed to be conducted in the future, in respect of the Cinar Intellectual Property.

          (iii) Cinar has made available to the Purchaser all material Contracts and material licenses to which any of the Cinar Entities is a party or by which any of them is bound in connection with the licensing, distribution or other exploitation of the Cinar Intellectual Property.

          (iv) Except as may be specifically disclosed in this Agreement or in the Cinar Disclosure Letter, there are no material limitations, conditions, restrictions or other impediments to the exploitation of the Cinar Intellectual Property by the Cinar Entities (in respect of Cinar's entertainment division, such representation relating solely to the Material Productions), including on the licensing of the Cinar Intellectual Property by the Cinar Entities to any other Person after completion of the Arrangement.

          (v) The Cinar Intellectual Property has not been used or enforced, or failed to be used or enforced, in a manner that would result in or provide any basis for a default by, or a material reduction or material dilution of the rights of, the Cinar Entities pursuant to any of the agreements or licences entered into by the Cinar Entities in respect of any of the Cinar Intellectual Property. To the knowledge of Cinar after due inquiry, none of the Cinar Entities has taken any action it is prohibited from taking, or failed to take any action it is required to take, that would result in or provide any basis for a default by, or a material reduction or dilution of the rights of, each Cinar Entity pursuant to any of the agreements or licences entered into by such Cinar Entity in respect of any of the Cinar Intellectual Property.

          (vi) Except as disclosed in the Cinar Disclosure Letter, Cinar is not aware of a claim of any infringement or breach of any Intellectual Property of any other Person by any of the Cinar Entities and no Cinar Entity has received any notice that any of the Cinar Entities is infringing upon or breaching any Intellectual Property rights of any other Person. Cinar is not aware of any infringement or violation of any of the Intellectual Property rights of any of the Cinar Entities by other Persons.

          (vii) In all circumstances where necessary to permit the exploitation of the Cinar Intellectual Property, the Cinar Entities have renewed or made applications for renewal within the applicable renewal periods for all material registered Cinar Intellectual Property.

          (viii) Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Cinar Intellectual Property does not, to Cinar's knowledge, contain any content, elements or matter which would be defamatory of any Person or which would contravene any Laws or regulations of any country, state, province or territory, including any obscenity or hate Laws of the United States of America, Canada or any other jurisdiction in which, to Cinar's knowledge, any Cinar Intellectual Property is made available to the public (including through subscriptions therefor or viewing fees).

          (ix) The Cinar Entities have each employed reasonable measures to identify and protect the security and integrity of the Cinar Intellectual Property. All Cinar Intellectual Property created or developed by or on behalf of the Cinar Entities was created or developed by employees in the course of their employment, or by contractors or consultants under the provisions of written agreements that grant the applicable Cinar Entity all rights to material prepared under such agreements necessary for the exploitation of such rights. Except as disclosed in the Cinar Disclosure Letter, all such employees and contractors have waived their moral rights in such material in favour of the applicable Cinar Entity and/or its licensees.

          (x) Cinar or one or more of the other Cinar Entities own all right, title and interest in and to the website domain names referred to in Schedule 3.1(m) of the Cinar Disclosure Letter and to copyright, software, trademarks and other intellectual property relating thereto and have effected all registrations and filings necessary to preserve and protect their respective rights in and to such website domain names.

     (n)  TAX MATTERS

          (i) Except as disclosed in the Cinar Disclosure Letter, (i) each of the Cinar Entities has timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects), (ii) the Cinar Entities, taken as a whole, have made adequate provision in their books and records for any Taxes accruing in respect of any period subsequent to the period covered by Cinar's most recently published consolidated financial statements, and (iii) since the publication date of Cinar's most recently published consolidated financial statements, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, including with respect to Tax credits or analogous rights or incentives previously claimed or utilized by any of the Cinar Entities.

               The Cinar Entities, taken as a whole, have paid, or caused to be paid, all Taxes that are due and payable in all material respects or have provided adequate accruals in accordance with GAAP, which are reflected in Cinar's most recently published consolidated financial statements, for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns.

          (ii) Except as disclosed in the Cinar Disclosure Letter or as reserved in the Financial Statements, none of the Cinar Entities has received any written notification that any material issues have been raised (and are currently pending or threatened) by the Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority in any jurisdiction, including any sales tax authority, in connection with any of its Tax Returns, including with respect to tax credits or other analogous rights or incentives previously claimed or utilized by any of the Cinar Entities, and no waivers of statutes of limitation have been given or requested with respect to any of the Cinar Entities. The 1999 and previous taxation years of Carson-Dellosa Publishing Company, Inc., HighReach Learning, Inc., Cinar Education, Inc. and Unique Collating Service, Inc. have become statute-barred; all assessments of Tax made against those companies for the 2000 and following taxation years were paid when due, and adequate reserves have been accrued on the most recently published financial statements for those amounts owing but not yet due. Except as disclosed in the Cinar Disclosure Letter or as reserved in the Financial Statements, there are no material proposed (but unassessed) additional Taxes relating to any of the Cinar Entities and none has been asserted. Except as disclosed in the Cinar Disclosure Letter, no Tax liens have been filed against any of the Cinar Entities or any of their property or assets.

          (iii) Each of the Cinar Entities has deducted and remitted to the relevant Governmental Entities in all material respects on or before the due dates therefor all income Taxes, employment insurance contributions, pension plan contributions, employer health Tax remittances and any Taxes or deductions or other amounts which it is required by applicable Law or Contract to so collect and remit to all Governmental Entities or other Persons entitled to receive payment of such deduction.

          (iv) Except as disclosed in the Cinar Disclosure Letter, the Cinar Entities have, in all material respects, for each production produced by a Cinar Entity which is listed in Schedule 3.1(j) of the Cinar Disclosure Letter entitled "Cinar Corporation - Tax Credit Refundable - August 31, 2003", taken all reasonable administrative steps necessary to qualify for and to obtain the production tax credit or the production services tax credit for which such production has been assumed to qualify for, as reflected in such schedule.

          (v) Except as disclosed in the Cinar Disclosure Letter, including without limitation subparagraph 3.1(e) thereof, the Cinar Entities have, in all material respects, for each production being currently produced by a Cinar Entity, taken all reasonable steps necessary to qualify for and obtain the production tax credit or the production services tax credit for which such production has been assumed to qualify for, as reflected in the financial structure prepared by the relevant Cinar Entity for each such production.

     (o)  NON-ARMS LENGTH TRANSACTIONS

          (i) Except for the Termination Entitlements or as disclosed in the Cinar Disclosure Letter or in publicly available reports filed by Cinar with the CVMQ prior to the date of this Agreement, none of the Cinar Entities has made any payment or loan to, or has borrowed any monies from or is otherwise indebted to, any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm's length (within the meaning of the ITA) or any Affiliate of any of the foregoing, except (A) as disclosed in the Cinar Financial Statements, or (B) otherwise for amounts of up to Cdn.$10,000 per individual and up to Cdn.$25,000 in the aggregate.

          (ii) Except for the Termination Entitlements or as disclosed in the Cinar Disclosure Letter or in publicly available reports filed by Cinar with the CVMQ prior to the date of this Agreement, none of the Cinar Entities is a party to any Contract with any present or former officer, director, employee, shareholder or partner of such company or any Person not dealing with it at arm's length (within the meaning of the ITA) or any Affiliate of any of the foregoing.

     (p) EMPLOYEES, ETC. - The Cinar Disclosure Letter contain a complete and accurate list, as the date of this Agreement, of:

          (i) the names, titles and annual compensation entitlements of all individuals who are employed or engaged by any of the Cinar Entities on a full or part-time basis and all Persons (other than lawyers and chartered accountants) who provide consulting or other services to any of the Cinar Entities on a full or part-time basis, including all individuals who may be considered to be employees of any of the Cinar Entities pursuant to applicable Law or equity, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment;

          (ii) the date each such Person was hired or retained by the applicable Cinar Entity or its predecessor; and

          (iii) each Contract for the employment or engagement of any officer, director, consultant or employee of the Cinar Entities requiring annual compensation of Cdn.$75,000 or more.

     (q) CONTINUED SERVICES - Except as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities has entered into any agreement or made any arrangements with any of its employees or service providers which could reasonably be expected to have the effect of depriving the Cinar Entities of the continued services of any such Persons following the Effective Date.

     (r) TERMINATION RIGHTS - Except for the Termination Entitlements and, subject to any applicable reinstatement or other statutory dismissal recourse which may be available at Law to an employee, the employment of all employees of the Cinar Entities may be terminated by the applicable Cinar Entities on the giving of reasonable notice and/or severance pay in accordance with applicable Law and no inducements to accept employment with any of the Cinar Entities were offered to any employees or service providers which have the effect of increasing the period of notice of termination to which any such Person is entitled.

     (s) EMPLOYEE PAYMENTS - Each of the Cinar Entities has paid to the date of this Agreement all amounts due and payable on account of salary, fees, bonus payments, commissions and all other remuneration to or on behalf of any and all of its employees (other than payments which do not exceed, in the aggregate, Cdn.$5,000 to any employee or Cdn $100,000 for all employees).

     (t)  LABOUR MATTERS

          (i) Except as described in the management proxy circular prepared in connection with the annual and special meeting of the Cinar Shareholders held on April 9, 2003 or as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer or employee.

          (ii) None of the Cinar Entities is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of Cinar after due inquiry, threatened strikes or lockouts at any of the Cinar Entities or any charge of unfair labour practice (other than routine individual grievances).

          (iii) None of the Cinar Entities is subject to any material Claim for wrongful dismissal, constructive dismissal or any other material tort Claim, actual or, to the knowledge of Cinar, threatened, or any litigation, actual or, to the knowledge of Cinar after due inquiry, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation which are disclosed in the Cinar Disclosure Letter or any other claim or litigation in respect of which the amount claimed individually does not exceed Cdn.$50,000 and in the aggregate with all such other Claims, the amounts Claimed in respect of labour matters, do not exceed $250,000.

          (iv) Except as disclosed in the Cinar Disclosure Letter, each of the Cinar Entities has operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of Cinar after due inquiry, threatened proceedings before any board or tribunal with respect to any employment or labour matters.

     (u)  EMPLOYEE BENEFIT PLANS

          (i) The Cinar Disclosure Letter lists all the employee benefit, health, welfare, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, directors or independent contractors of the Cinar Entities which are currently maintained or participated in by the Cinar Entities (the "CINAR EMPLOYEE PLANS").

          (ii) All of the Cinar Employee Plans are registered where required by, and are in good standing in all material respects under, all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Cinar Employee Plans and, other than routine claims for benefits, there are no actions, claims, proceedings or governmental audits (and, to the knowledge of Cinar, none are pending), relating to the Cinar Employee Plans .

          (iii) All of the Cinar Employee Plans have been administered, invested and funded in material compliance with their terms and all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Cinar Employee Plans. There are no unfunded liabilities, including on a going concern or solvency basis based on reasonable actuarial assumptions, in respect of the Cinar Employee Plans and all required contributions thereunder have been made in accordance with all applicable Laws or other legislative, administrative or judicial promulgations applicable to the Cinar Employee Plans and the terms of such Cinar Employee Plan. No contribution holidays have been taken in respect of any Cinar Employee Plan.

          (iv) No amendments to any Cinar Employee Plan have been promised and no amendments to any Cinar Employee Plan will be made or promised prior to the Effective Date which affect or pertain to the employees of any of the Cinar Entities.

          (v) True and complete copies of all the Cinar Employee Plans as amended and, if available, current plan summaries and employee booklets in respect thereof as are applicable to the employees of the Cinar Entities and all related documents or, where oral, written summaries of the terms thereof, have been made available to Purchaser; for the purpose of the foregoing, related documents means all current plan documentation and amendments relating thereto, summary plan descriptions and summaries of material modifications, if any, all related trust agreements, funding agreements and similar agreements, the most recent annual reports filed with any Governmental Entity, and the three most recent actuarial reports, if any, related thereto.

          (vi) Other than the Termination Entitlements, there are no agreements or undertakings by any of the Cinar Entities to provide post-retirement profit sharing, medical, health, life insurance or other benefits to any present or former employee of any of the Cinar Entities.

          (vii) No Cinar Entity has established or maintains any Plan or has incurred any liability to the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     (v) REPORTS - Except as disclosed in the Cinar Disclosure Letter, documents or information filed by Cinar under applicable securities Laws since and including November 30, 2002, including Cinar's (a) annual report to shareholders for the financial year ended November 30, 2002, (b) management proxy circular dated March 10, 2003 in respect of the annual and special meeting of the Cinar Shareholders held April 9, 2003, (c) interim consolidated financial statements for the quarters ended February 28, 2003 and May 31, 2003, and (d) material change reports filed and press releases issued between December 1, 2002 and the date hereof, were as of their respective dates, in compliance in all material respects with applicable securities Laws and did not contain a Misrepresentation as at the time at which they were filed with applicable securities regulatory authorities. Except for any confidential material change reports in respect of which copies have been provided to the Purchaser and in respect of which there will be full public disclosure prior to, within or concurrent with the public issuance of the Circular, none of such documents or information, if originally so filed on a confidential basis, remains confidential.

     (w) COMPLIANCE WITH LAWS; INVESTIGATIONS - Except as disclosed in the Cinar Disclosure Letter, the Cinar Entities, and to the knowledge of Cinar the Minority Interest Companies, have complied with and are not in violation of any applicable Laws, injunctions, orders, arbitral awards, judgments or decrees, except to the extent that non-compliance does not and could not reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies. Without limiting the generality of the foregoing, all securities of Cinar (including all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws. Except as disclosed in the Cinar Disclosure Letter, to the knowledge of Cinar (other than from news reports), none of the Cinar Entities or any of their respective current or former directors, officers or employees has been charged, or has been under active investigation in the last twelve months by any Governmental Entity (including the Canada Customs and Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) in connection with any actual or alleged violation of any Law which may directly or indirectly relate to or impact upon any Cinar Entity. With respect to the investigation by the Surete du Quebec and the inquiry by the RCMP as disclosed in the Cinar Disclosure Letter, Cinar has no reason to believe or expect that any Cinar Entity is or will be the target of, or materially adversely affected by, these or any other investigations or inquiries by the RCMP or the Surete du Quebec in relation to the unauthorized transfer of funds from Canada to the Bahamas.

     (x) GUARANTEES - Except as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities has given or agreed to give, nor is any of them a party to or bound by, any guarantee of Indebtedness, indemnity or suretyship of other obligations of any Person, nor is any of them contingently responsible for such indemnity or suretyship or obligations.

     (y) RESTRICTIONS ON BUSINESS ACTIVITIES - Except as disclosed in the Cinar Disclosure Letter, there is no arbitral award, judgment, injunction, order or decree binding upon any of the Cinar Entities that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of any of the Cinar Entities, any acquisition or disposition of property by any of the Cinar Entities or the conduct of business by any of the Cinar Entities as currently conducted.

     (z) REGISTRATION RIGHTS - No holder of securities issued by Cinar has any right to compel Cinar to register or otherwise qualify such securities for public sale or distribution in Canada or the United States.

     (aa) RIGHTS OF OTHER PERSONS - Except as disclosed in the Cinar Disclosure Letter, no Person has any right of first refusal or option to purchase or any other right of participation in any of the material properties owned by any of the Cinar Entities, or any part thereof, nor is any Person entitled to any material rebate, refund, payment, credit or other benefit in the event that any product or service provided by any Cinar Entity fails to achieve specified results, a specified level of performance or other criteria.

     (bb) FULL DISCLOSURE - Except as disclosed in the Cinar Disclosure Letter, to the knowledge of the Chief Executive Officer and the Chief Financial Officer of Cinar, all written information, materials and documents prepared by or for the benefit of the Cinar Entities and delivered or made available to the Purchaser in contemplation of the transactions contemplated by this Agreement or as required by the terms of this Agreement were true, complete and accurate in all material respects as at their respective dates, except to the extent that any inaccuracies have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cinar or the Education Division Companies. No information contained in this Agreement, in the schedules hereto, in the Cinar Disclosure Letter, in the Cinar Financial Statements or other reports delivered by Cinar to the Purchaser or any other written statement furnished by or on behalf of any of the Cinar Entities to the Purchaser contains a Misrepresentation, except to the extent that it would not relate to a matter or circumstances which could reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies.

     (cc) CEASE TRADE ORDERS - Except for the respective cease trade orders issued by the CVMQ, the Ontario Securities Commission, the British Columbia Securities Commission, the Alberta Securities Commission, The Manitoba Securities Commission and the Saskatchewan Securities Commission, no order ceasing or suspending trading in securities of Cinar or prohibiting the sale of securities by Cinar is outstanding and no proceedings for this purpose have been instituted or, to the best of Cinar's knowledge, are pending, contemplated or threatened.

     (dd) PAYMENT OF LIABILITIES - Since November 30, 2002, Cinar has continued to pay, satisfy and discharge its obligations and liabilities in the ordinary course of business.

     (ee) INSURANCE - The Cinar Entities maintain such policies of insurance, issued by responsible insurers, as are appropriate to their businesses, property and assets (including libel, slander, liability and directors and officers insurance), in such amounts and against such risks and subject to such deductibles as are customarily carried and insured against by owners of comparable businesses, properties and assets. The proceeds of such policies are fully payable to the applicable Cinar Entities. Disclosed in the Cinar Disclosure Letter is a true and complete list setting forth all material insurance policies now in full force and effect (specifying the insurer, the amount of the coverage, the type of insurance, the amount of deductible, if any, the policy number and any pending claims thereunder) maintained by the Cinar Entities and true and complete copies of the most recent inspection reports, if any, received from insurance underwriters as to the condition of the assets of the Cinar Entities. All such policies of insurance are in full force and effect and in good standing, and will continue to be so until the Effective Date. None of the Cinar Entities is in material default, whether as to the payment of premium or otherwise, under the terms of any such policy, nor has any of the Cinar Entities (i) failed to give any notice or present any material claim under any such insurance policy in due and timely fashion or
          (ii) received notice or otherwise became aware of any intent of an insurer to either claim any default on the part of any of the Cinar Entities or not to renew any policy of insurance on its expiry or to materially increase any deductible or cost.

     (ff) REAL PROPERTY - None of the Cinar Entities owns any real property. Disclosed in the Cinar Disclosure Letter is a complete and accurate list of all material immovable or real property licences, leases, subleases and all agreements or offers to lease or sublease and which are in force (collectively, the "LEASES") and any amendments, extensions and/or additions thereto to which any Cinar Entity is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit. Accurate and complete copies of all of the Leases and of any and all material amendments, extensions and/or additions thereto have been delivered to the Purchaser. The Leases are valid, binding and enforceable in accordance with their terms subject to bankruptcy and equitable remedies; except as disclosed herein, the Leases have not been materially amended, supplemented or modified; and the Leases are in good standing on the part of each relevant Cinar Entity and the Cinar Entities are not in material default in payment of rent or in the performance of any of their obligations thereunder. In addition, to the best of Cinar's knowledge, the landlords under the Leases are not in material breach of any of their obligations thereunder. To the best of Cinar's knowledge, no state of facts exists which after notice or lapse of time or both or otherwise would result in a material breach or default under any of the Leases. Subject to obtaining the consents as disclosed in the Cinar Disclosure Letter, the execution of this Agreement and the consummation of the transactions herein contemplated will not, in any way, require landlord consent under any Lease or affect the validity, enforceability or continuity of any of the Leases or result in any modification thereof (including any additional payments or any increase in the ongoing rent).

     (gg) OBLIGATIONS - There are no material outstanding obligations relating to any written notice or order issued by any Governmental Entity in respect of any of the properties owned or leased by the Cinar Entities or any of them received by any of the Cinar Entities alleging any deficiency or non-compliance with any municipal agreements (including any development or site plan agreements), building restrictions, zoning or building laws or by-laws, building codes, fire codes or environmental Laws.

     (hh) EXPROPRIATION - No part of the property or assets of any of the Cinar Entities has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor is Cinar aware of any intent or proposal to give such notice or commence any such proceedings.

     (ii) MINUTE BOOKS - The minute books of the Cinar Entities contain complete copies of their respective Charter Documents. There are no applications or filings outstanding or intended to be made which would alter in any way the Charter Documents or corporate status of any of the Cinar Entities. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors (or any committee thereof) or shareholders of any of the Cinar Entities, except those contained in such minute books. Since April, 2002, the corporate records of the Cinar Entities have been maintained in accordance with all applicable statutory requirements and are complete and accurate, other than certain minutes of meetings of Cinar's board of directors (or a committee thereof) which have not been finalized (but either drafts of which have been provided to the Purchaser or such minutes would not disclose any matter, fact or circumstance which could reasonably be expected to have a Material Adverse Effect to Cinar or the Education Division Companies). The Purchaser acknowledges having been advised that there is incompleteness and inaccuracies in respect of the period prior to April, 2002. To Cinar's knowledge, no incompleteness or inaccuracy in such minute books in respect of the period prior to April, 2002 could relate to any matter, or any matters taken together, which could reasonably be expected to result in a Material Adverse Effect to Cinar or the Education Division Companies.

     (jj) ADEQUACY OF ASSETS - The assets (including the Intellectual Property) owned, licensed and leased by the Cinar Entities include all of the assets reasonably necessary to conduct their respective businesses. Except as disclosed in the Cinar Disclosure Letter, none of the Cinar Entities requires any additional fixed assets, consents, waivers or rights in order to enable it to continue carry on its business immediately after the Effective Date in the same manner and in each of the jurisdictions as currently carried on by it.

     (kk) LICENSES - All licences that the Cinar Entities are required to obtain that are related to their respective businesses or the ownership or operation of their respective properties and assets have been obtained, are disclosed in the Cinar Disclosure Letter and are currently valid, in full force and effect and in good standing except for such failure as could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies. None of the Cinar Entities has violated the terms or conditions of any such licence except for such violations as could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies. No notice of a violation of any such licence has been received by any of the Cinar Entities or recorded or published, and, to Cinar's knowledge, no proceeding is pending or threatened, to revoke, suspend, cancel, prevent the renewal of, or limit any such licence.

     (ll) ENVIRONMENTAL - For purposes of this subsection:

          "ENVIRONMENTAL LAWS" means all applicable federal, provincial, state, local and foreign laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

          "ENVIRONMENTAL LIABILITIES" means, with respect to any Person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter including any arising under or related to any Environmental Law, Environmental Permit, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property;

          "ENVIRONMENTAL PERMITS" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Law;

          "HAZARDOUS MATERIAL" means any substance, material or waste which is regulated by, or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is:

          (a) defined as a "solid waste", "hazardous waste", "hazardous material", "hazardous substance", "dangerous good", "extremely hazardous waste", "restricted hazardous waste", "pollutant", "contaminant", "hazardous constituent", "special waste", "toxic substance" or other similar term or phrase under any Environmental Laws, or

          (b) petroleum or any fraction or by-product thereof, asbestos, substances used for drycleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCB's), or any radioactive substance; and

               "RELEASE" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property.

          Except as disclosed in the Cinar Disclosure Letter, each of the Cinar Entities and their respective businesses, operations, and properties:

          (i) has obtained and currently holds all material approvals and authorizations from all Governmental Entities which are required under all Environmental Laws (each of which is listed in the Cinar Disclosure Letter);

          (ii) is in material compliance with all Environmental Laws and all terms and conditions of all material approvals from all Governmental Entities,

          (iii) has not received any order, request or notice from any Person alleging a material violation of any Environmental Laws;

          (iv) (A) is not a party to any litigation or administrative proceeding, nor so far as it is aware, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Law, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; (B) is not aware of any conditions existing currently or likely to exist which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Law or which require or are likely to require cleanup, removal, remedial action or other response pursuant to applicable Environmental Law by it; and (C) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Law;

          (v) to Cinar's knowledge after due internal inquiry, has not used, owned operated, occupied or managed, had charge of or control over, now or in the past, any real property that is not free of contamination from any Hazardous Material except for such contamination that could not reasonably be expected to adversely impact the value or marketability of such real property and which could not reasonably be expected to result in Environmental Liabilities;

          (vi) to Cinar's knowledge after due internal inquiry, has not caused, suffered or permitted to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of the real property used, owned, operated, occupied or managed by it or over which it had charge of or control now or in the past by it;

          (vii) is not involved in operations or knows of any facts, circumstances or conditions, including any Release of Hazardous Material, that could reasonably be expected to result in any Environmental Liabilities; and

          (viii) has delivered to Purchaser complete and accurate copies of all environmental reports, studies, notices, assessments, audits, information, evaluations and tests (collectively, "REPORTS") relating to any real property, used, owned, operated, occupied or managed by it or over which it had charge of or control now or in the past which Reports are now, or with the exercise of reasonable efforts by Cinar would be, in the possession or control of any of the Cinar Entities.

     (mm) COMPUTER SYSTEMS AND SOFTWARE - The computer systems and software of the Cinar Entities, including personal computers and special purpose systems and animation programs, are fully operational and have the appropriate licensing and material documentation describing, among other things, the operation of the hardware, software, required maintenance, appropriate period run books or other operational procedures, all operating systems, applications and utilities. The documentation matches the implementation of the hardware and software in use as of the date hereof.

     (nn) FORWARD COMMITMENTS - All forward commitments by or to Cinar Entities for supplies or services for use in connection with their respective businesses, whether or not evidenced by written Contract, which are in existence as of the date of this Agreement have been entered into by the applicable Cinar Entity in the ordinary course of business and upon terms and conditions consistent with its usual past practices.

     (oo) TITLE TO ASSETS - Except as otherwise disclosed in the Cinar Disclosure Letter, the Cinar Entities own all of the property and assets reflected in the Cinar Financial Statements or used by them in connection with the their respective businesses, with good and marketable title thereto, free and clear of Liens. There are no Claims currently proceeding, pending or, to the knowledge of Cinar, threatened against or affecting any of the material properties owned by the Cinar Entities or the occupancy or use thereof by the Cinar Entities, in law or in equity, which could reasonably be expected to affect the title to any such property or any part of such property or the value of any such property.

     (pp) FINDER'S FEES - No broker, finder or investment banker is entitled to any fee or commission from Cinar for services rendered on behalf of Cinar in connection with the transactions contemplated by this Agreement, other than Merrill Lynch Canada Inc. and The Salter Group which are entitled to be paid fees as described in the Cinar Disclosure Letter.

     (qq) NO SHAREHOLDERS' AGREEMENTS - To Cinar's knowledge, on the Effective Date, there will be no shareholder agreements, voting agreements, voting trust agreements, pooling agreements or other agreements to which any of the Cinar Shareholders is a party in respect of any of the Cinar Shares.

     (rr) NO SHAREHOLDER RIGHTS PLAN - There is no shareholder rights plan in respect of Cinar.

     (ss) DELIVERABLES - The Cinar Disclosure Letter contains a complete description of all "deliverables" outstanding to broadcasters or distributors as at the date hereof in respect of the Material Productions.

3.2  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     The Purchaser hereby represents and warrants to Cinar as follows and acknowledges that Cinar is relying on these representations and warranties in entering into this Agreement and the transactions contemplated under this
Agreement:

     (a) ORGANIZATION AND GOOD STANDING - the Purchaser is a corporation duly incorporated, organized and subsisting under the CBCA.

     (b)  AUTHORITY AND NO VIOLATION

          (i) The Purchaser has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Purchaser and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

          (ii) This Agreement has been duly executed and delivered by the Purchaser and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

          (iii) The approval of this Agreement, the execution and delivery by the Purchaser of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

               (A) its Charter Documents, including any shareholders' agreement;

               (B) subject to obtaining the Appropriate Regulatory Approvals relating to the Purchaser, any Laws, regulation, order, judgment or decree; or

               (C) any material Contract to which it is party or by which it is bound or affected.

                    No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the completion of the Arrangement or the consummation by the Purchaser of the transactions contemplated hereby other than the Appropriate Regulatory Approvals relating to the Purchaser.

     (c) PROXY CIRCULAR - The information to be contained in the Proxy Circular or any amendment thereto relating to, and provided by or on behalf of, the Purchaser will be accurate and complete in all material respects as at the date thereof and will not contain a Misrepresentation as at such date.

     (d) CANADIAN STATUS OF PURCHASER - The Purchaser is not and is not deemed to be a "non-Canadian" within the meaning of the INVESTMENT CANADA ACT and no application for review and no notification under that Act is required in connection with the Arrangement.

     (e) FINANCING - The Purchaser is a newly formed corporation which has no business other than in connection with the transactions contemplated by this Agreement. The Purchaser has obtained written commitments for all required equity financing (the "EQUITY COMMITMENTS") and has executed a bank commitment letter (the "BANK COMMITMENT" and, together with the Equity Commitments, the "FINANCING COMMITMENTS"). After taking into consideration the funding under the Financing Commitments, the Purchaser will have sufficient funds to consummate the transactions contemplated hereby, including the payment of the per share consideration for the outstanding shares of Cinar. Each of the Financing Commitments is in full force and effect as of the date hereof. The Purchaser is not, as of the date hereof, aware of any fact, occurrence or condition that would cause any of the Financing Commitments to be terminated or be ineffective or any of the conditions contained therein not to be met.

     (f) NON-COMPETE - An agreement has been entered into with Corus Entertainment ("CORUS") under which the non-competition covenants provided by Michael Hirsh to Corus will have been waived by Corus with respect to this Agreement as at the Effective Time.

     (g) ARM'S LENGTH - The Purchaser is entirely at arm's length with Micheline Charest and Ronald A. Weinberg and no agreement (written or verbal) or promises have been made to them, except for the voting support agreement with such Persons dated October 30, 2003.

     (h) Affiliates - The Purchaser has no "affiliates" (within the meaning of subsection 2(2) of the Competition Act (Canada)).

3.3  NON-WAIVER

     No investigations made by or on behalf of any party, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made to such party herein or pursuant hereto.

3.4  SURVIVAL

     Subject to Section 7.3(e), the representations and warranties of each of Cinar and the Purchaser contained herein shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

                                   ARTICLE 4
                              REGULATORY APPROVALS

4.1  APPLICATIONS

     Cinar and the Purchaser covenant and agree to proceed diligently, in a coordinated fashion, to apply for and obtain the Appropriate Regulatory Approvals.

4.2  OBTAINING OF APPROPRIATE REGULATORY APPROVALS

     For purposes of this Agreement, no Appropriate Regulatory Approval shall be considered to have been obtained if it contains any condition that would put the Purchaser at a material competitive disadvantage by comparison with its competitors in any jurisdiction in which the Purchaser has, or following the Arrangement will have, directly or through its Subsidiaries, significant operations that are a material competitive disadvantage as compared with Cinar as at the date hereof. In addition, at the option of the Purchaser, no Appropriate Regulatory Approval shall be considered to have been obtained if an appeal has been instituted from the granting of any Appropriate Regulatory Approval and remains outstanding.

                                   ARTICLE 5
                                    COVENANTS

5.1  RETENTION OF GOODWILL

     During the Pre-Effective Date Period, Cinar shall, subject to the fact that a transaction involving its business is contemplated hereby, continue to carry on its business and that of the other Cinar Entities in a manner consistent with current practice in all material respects and in cooperation with the Purchaser and use reasonable efforts to avoid the occurrence of any event that could reasonably be expected to make any of the representations and warranties herein contained materially inaccurate or untrue if such representations and warranties were made each day from and including the date of this Agreement to and including the Effective Date, and shall use reasonable efforts to preserve the attendant goodwill of each Cinar Entity and to contribute to retention of that goodwill, to preserve the value of all properties, to maintain all customer, joint venture and service provider relationships, and to retain employees, but subject to the following provisions of this Article 5. The following provisions of this Article 5 are intended to be in furtherance of this general commitment.

5.2  MATERIAL COMMITMENTS

     Subject to Section 5.3 (a)(xiv), during the Pre-Effective Date Period, Cinar will consult on an ongoing basis with the Purchaser in order that the representatives of the Purchaser will become more familiar with the philosophy and techniques of the Cinar Entities (including with respect to Cinar's dealings at the annual MIPCOM trade show), as well as with their business and financial affairs and in order to provide experience as a basis for ongoing relationships in connection with the acquisition of Cinar by the Purchaser as of the Effective Date. These consultations will include any commitments, arrangements or transactions proposed to be entered into that could reasonably be expected to give rise to a material liability or commitment of any kind and will allow sufficient time for the Purchaser to give reasonable consideration to the same. Cinar and the Purchaser will develop procedures such that these consultations will be carried out quickly and effectively without detracting from the ability of Cinar to arrive at decisions in a timely manner. In addition, Cinar shall provide to the Purchaser copies of any interim financial statements (and any management reviewed drafts thereof) which may be prepared from time to time during the Pre-Effective Date Period.

5.3  COVENANTS OF CINAR

     (a) Cinar covenants and agrees that, until the Effective Date or the earlier termination of this Agreement in accordance with Article 7, except (i) with the consent of the Purchaser to any deviation therefrom, (ii) with respect to any binding commitments which were disclosed in the Cinar Disclosure Letter, or (iii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, each of the Cinar Entities shall:

          (i) carry on its business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained and at all times maintain, preserve and protect all of its material assets and properties and keep the same in good repair, working order and condition in all material respects and in compliance with the terms of any material Contract and material license binding it or its assets and property (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate routine and ordinary repairs, replacements and improvements thereto consistent with industry practices;

          (ii) not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of current industry and economic conditions;

          (iii) not declare or pay any dividends on or make any other distributions on or in respect of the outstanding Cinar Shares or split, combine or reclassify any Cinar Shares;

          (iv) not amend the Charter Documents of any of the Cinar Entities;

          (v) not allot, reserve, set aside or issue, authorize or propose the allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or other equity interests of any of the Cinar Entities or any class or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (i) transactions between two or more wholly-owned Cinar Subsidiaries or between Cinar and a wholly-owned Cinar Subsidiary, and (ii) the issuance of Cinar Shares pursuant to fully vested Cinar Options granted prior to the date hereof in accordance with the provisions attaching thereto;

          (vi) not amend, vary or modify, or take any other action under the Cinar Stock Option Plan or the Cinar Performance Unit Plan, except in accordance with Sections 5.3(a)(v) and 5.3 (b)(iv);

          (vii) not acquire or agree to acquire any Cinar Shares or other outstanding securities, whether by public or private transaction, pursuant to any normal course or substantial issuer bid, or otherwise, or any shares or other outstanding securities of any Subsidiary;

          (viii) other than ordinary course trade payables, not guarantee the payment of Indebtedness or incur Indebtedness or issue or sell any debt securities relating to any individual amount of Cdn.$150,000 or more, or aggregate amount of Cdn.$500,000 or more;

          (ix) continue to provide the Purchaser and its Representatives with information as reasonably requested by them from time to time concerning the business, assets, liabilities and affairs of the Cinar Entities, and with access (on a basis that does not detract unreasonably from the performance of their business responsibilities) to management and employees of the Cinar Entities;

          (x) use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Cinar Entities with respect to the transactions contemplated hereby and by the Arrangement;

          (xi) except as contemplated by Section 5.3(c) or as otherwise consented to by the Purchaser, not reorganize, amalgamate or merge it or any other Cinar Entity with any other Person;

          (xii) not (1) satisfy or settle any Claims prior to the same being due, except such as have been fully reserved against in the Cinar Financial Statements or except as contemplated in Section 2.6 (but with respect to those contemplated in Section 2.6 only if the result could not reasonably be expected to be a negative amount of Net Litigation Proceeds and would not result in any post-Effective Time obligations being applicable to any of the Cinar Entities, and with respect to the Founder Option Proceedings not effect any settlement other than for an amount which does not exceed the "in-the-money" amount contemplated in
               Section 2.3 and costs, if any); (2) relinquish any contractual rights; (3) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments; (4) commence any Claim out of the ordinary course of business or amend or otherwise vary any existing Claim out of the ordinary course of business; or (5) permit any other Cinar Entity to do any of the foregoing;

          (xiii) other than as contemplated in the Cinar Disclosure Letter and other than those entered into pursuant to this Agreement, not enter into any non-arm's length transactions or permit any of the Cinar Entities to grant any of their employees any increase in compensation or to pay any severance or termination amounts whether or not such compensation, payment or amount is payable in cash, or enter into any employment arrangements or Contract with any Person (whether with an existing employee or a new employee) or any agreement to pay severance amounts for termination or termination packages (or enter into any commitment for such payment);

          (xiv) provide the Purchaser with a weekly report of all cheques and other payment instruments issued and shall not make or permit any other Cinar Entity to make any payment or series of related payments to any Person (or Persons not at arm's length with each other) (or enter into any commitment for such payment(s)) of (A) Cdn.$50,000 or more which is not provided for in the budget agreed to as between the Purchaser and Cinar or (B) Cdn.$100,000 or more, in either case, unless the Purchaser has consented thereto in writing;

          (xv) promptly advise the Purchaser in writing:

               (A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Cinar contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

               (B) of any Material Adverse Change, or any materially adverse change in prospects of which Cinar becomes aware, in respect of Cinar or the Education Division Companies;

               (C) of any breach by Cinar of any covenant or agreement contained in this Agreement; and

               (D) of any death, disability, resignation, termination of employment or other departure of any officer or senior employee of any of the Cinar Entities;

          (xvi) not "green light" or commit to or approve any material expenditures to any new production, whether film or a live production (including entering into or agreeing to enter into a lease for any premises), or any new project; and

          (xvii) not enter into any Contract for any licensing arrangements which would require an aggregate advance (whether before or after the Effective Time) of more than $50,000 or for any home video, merchandising or related transactions.

     (b) Cinar shall and shall cause each of the other Cinar Entities to perform all obligations required or desirable to be performed by them under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Cinar shall, subject to Sections 5.5 and 5.6, and where appropriate shall cause the other Cinar Entities, provided that doing so would not violate the fiduciary duties of Cinar's directors, to:

          (i) recommend in the Proxy Circular and at the Cinar Meeting that the Cinar Shareholders vote in favour of the Arrangement, and all public comment by Cinar in relation to the Arrangement shall be made in accordance with Section 9.6 and shall be consistent with and supportive of such recommendation; and Cinar shall not act or fail to act in any way that might reasonably be expected to discourage Cinar Shareholders from voting in favour of the Arrangement Resolution or that might encourage Cinar Shareholders to vote against the Arrangement Resolution;

          (ii) not withdraw its recommendation that Cinar Shareholders vote in favour of the Arrangement;

          (iii) use all reasonable efforts to (A) cause each holder of Cinar Options to exercise their respective duly exercisable (including through application of acceleration of vesting) Cinar Options to acquire Cinar Shares prior to the Effective Date and to cancel all other Cinar Options and (B) cause each holder of Cinar PUs to exercise their respective Cinar PUs prior to the Effective Date and to cancel all other Cinar PUs;

          (iv) use all reasonable efforts to obtain the approval of the Cinar Shareholders to the Arrangement;

          (v) apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to the Cinar Entities and all consents and other approvals of third parties as may be necessary or desirable for the consummation of the Arrangement (together, the "THIRD PARTY APPROVALS"); provided, however, that, without the Purchaser's prior written consent, no Indebtedness shall be repaid out of the ordinary course, and no such agreement evidencing or other arrangement with respect to, Indebtedness shall be amended to increase the amount payable thereunder in a material amount or otherwise to be materially more burdensome to the Cinar Entities in order to obtain any Appropriate Regulatory Approval or Third Party Approval;

          (vi) together with the Purchaser to the extent it deems appropriate, apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

          (vii) use all reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting their property or assets, this Agreement or the consummation of the transactions contemplated hereby;

          (viii) to the extent necessary to permit implementation of the Arrangement and as otherwise reasonably required by the Purchaser, use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Cinar Entities, including any cease trade orders of securities regulatory authorities, which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

          (ix) effect all necessary registrations, filings and submissions of information required by Governmental Entities from any of the Cinar Entities; and

          (x) if for any reason whatsoever, except by reason of a material breach by the Purchaser of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with the Purchaser to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before March 5, 2004 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured,
               Section 8.2 shall apply to the restructured transactions.

     (c) During the Pre-Effective Date Period Cinar shall, and shall cause each of the remaining Cinar Entities to, take such actions as are necessary or desirable to facilitate the financing of the Arrangement or reorganize the capital and assets of the Cinar Entities as the Purchaser may reasonably require; provided, however, that no such facilitation or reorganization will be undertaken if (i) it would reduce the fixed per share consideration payable by the Purchaser to the Cinar Shareholders pursuant to the Arrangement, (ii) the Purchaser has not agreed to pay the reasonable actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred directly relating to such restructuring in the event that the Final Order is not obtained or (iii) Cinar has not been provided with appropriate undertakings to discharge and cancel any security documents executed and delivered by Cinar Entities in the event that the Final Order is not obtained.

     (d) Cinar covenants and agrees that, except as otherwise consented to by the Purchaser (which consent shall not be unreasonably withheld or delayed) or in accordance with agreements entered into prior to the date hereof, it shall not, and shall not permit any of the other Cinar Entities to, acquire or agree to acquire, or enter into any lease of, assets or properties of any Person, which transaction would require payment of aggregate consideration of more than $50,000 or be material to the Cinar Entities, taken as a whole, or material to the Education Division Companies, taken as a whole, or to acquire or agree to acquire any Person; and except in accordance with agreements entered into prior to the date hereof, it will not, and will not permit any of the other Cinar Entities to, sell, lease, transfer, mortgage, hypothecate, or otherwise dispose of any of the assets or properties, real, personal or mixed, movable or immovable, that are material, individually or in the aggregate, to the business, assets, financial condition or results of operations of the Cinar Entities taken as a whole.

5.4  COVENANTS OF PURCHASER

     The Purchaser hereby covenants and agrees to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

     (a) apply for and use all reasonable efforts to obtain all Appropriate Regulatory Approvals relating to the Purchaser and, in doing so, keep Cinar informed, subject to applicable Laws, as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, providing Cinar with copies of all related applications and notifications, in draft form, in order for Cinar to provide its reasonable comments, and providing Cinar with copies of all material correspondence relating to the Appropriate Regulatory Approvals;

     (b) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

     (c) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Purchaser which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

     (d) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser;

     (e) use its reasonable efforts to (i) carry out the terms of the Interim Order and Final Order applicable to it and (ii) comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the transactions contemplated hereby and by the Arrangement; and

     (f) if for any reason whatsoever, except by reason of a material breach by Cinar of its obligations hereunder, the Arrangement cannot be completed on the basis contemplated by this Agreement, negotiate in good faith with Cinar to restructure the transactions contemplated by this Agreement and the Plan of Arrangement on a mutually acceptable basis and with completion of the Arrangement to occur on or before March 5, 2004 and, for greater certainty, if the transactions contemplated by this Agreement and the Plan of Arrangement are so restructured, Section 7.3(d) shall apply to the restructured transactions.

5.5  COVENANTS REGARDING NON-SOLICITATION

     (a) Subject to Section 5.6, Cinar shall not, directly or indirectly, through any officer, director, employee, representative or agent of Cinar or any of the other Cinar Entities, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify in a manner adverse to the Purchaser the approval of the board of directors of Cinar of the transactions contemplated hereby, (iv) approve or recommend any Acquisition Proposal, or (v) enter into any agreement related to any Acquisition Proposal; provided, however, that, subject to Section 5.6 but notwithstanding the preceding part of this section and any other provision of this Agreement, nothing shall prevent the board of directors of Cinar from (x) complying with Cinar's disclosure obligations under applicable Law with respect to an Acquisition Proposal; (y) considering, negotiating or discussing (and providing non-public information in response to) an unsolicited, BONA FIDE, written, Acquisition Proposal that the board of directors of Cinar determines in good faith, after consultation with financial advisors and outside counsel advising the board of directors of Cinar that the failure to take such action would be inconsistent with its fiduciary duties and that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which is (A) more favourable to the Cinar Shareholders than the transaction contemplated by this Agreement, and (B) has a value per Cinar Share greater than the per share value attributable thereto under the transactions contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a "SUPERIOR PROPOSAL"); or (z) from withdrawing or modifying its recommendation that Cinar shareholders vote in favour of the Arrangement, if the Cinar board of directors has so determined that an Acquisition Proposal is a Superior Proposal.

     (b) Cinar represents and warrants that, other than under this Agreement, there is no current Acquisition Proposal that is a Superior Proposal. Cinar shall immediately notify the Purchaser, at first orally and then (if the Purchaser so requests) in writing, of all Acquisition Proposals, of which Cinar's directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to any of the Cinar Entities in connection with an Acquisition Proposal or for access to the properties, books or records of any of the Cinar Entities by any Person that informs Cinar that such Person is considering making an Acquisition Proposal. Such notice shall include, as soon as reasonably practicable after delivery of such notice, a full description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as the Purchaser may reasonably request including the identity of the Person making such proposal, inquiry or contact. Such notice shall include or be subsequently accompanied by as soon as reasonably practicable after delivery of such notice, INTER ALIA, the written statement of Cinar's board of directors regarding the value in financial terms which such board of directors has, in consultation with its financial advisers, determined should be ascribed to any non-cash consideration included in the Acquisition Proposal.

     (c) If Cinar receives a request for material non-public information from a Person who has made an unsolicited BONA FIDE written Acquisition Proposal and Cinar is permitted, subject to and as contemplated under subsection (a) of this section, to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Cinar may, subject to the execution by such Person of a confidentiality agreement (which shall in no respect be more favourable to such Person than the terms of the Confidentiality Agreement to the Purchaser), provide such Person with access to information regarding Cinar and its Subsidiaries; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal which is a Superior Proposal and provided further that Cinar sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution and the Purchaser is provided with a list of or copies of the information provided to such Person and immediately provided with access to similar information to which such Person was provided. Cinar agrees not to release any third party from any existing or future confidentiality or standstill agreement to which Cinar is a party.

     (d) Cinar shall ensure that all officers, directors, employees and agents of the Cinar Entities and any financial advisors or other advisors or representatives retained by any of them are aware of the provisions of this section, and it shall be responsible for any breach of this section by its financial advisors or other advisors or representatives or agents.

5.6  NOTICE BY CINAR OF SUPERIOR PROPOSAL DETERMINATION

     Cinar shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement) on the basis that it would constitute a Superior Proposal unless (i) such Acquisition Proposal is, in the reasonable opinion of Cinar's board of directors, fully financed, (ii) such Acquisition Proposal was received by Cinar prior to the Cinar Meeting, (iii) Cinar has provided the Purchaser with a copy of the Acquisition Proposal document which the board of directors of Cinar has determined would be a Superior Proposal (together with evidence that such Acquisition Proposal is fully financed), and (iii) five Business Days shall have elapsed from the later of the date the Purchaser receives notice of Cinar's proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and the date the Purchaser received a copy of the Acquisition Proposal. For greater certainty, Cinar shall not, without the Purchaser's approval (not to be unreasonably withheld and delayed), adjourn or delay the Cinar Meeting; provided that either Cinar or the Purchaser may require that the Cinar Meeting be adjourned or delayed for up to ten Business Days in the event that an Acquisition Proposal which could be a Superior Proposal is publicly announced or submitted to Cinar.

     During such five Business Day period, Cinar acknowledges that the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The board of directors of Cinar will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the Purchaser's offer to amend the terms of this Agreement upon acceptance by Cinar would result in the Acquisition Proposal not being a Superior Proposal. If the board of directors of Cinar so determines, it will enter into an amended agreement with the Purchaser reflecting the Purchaser's amended proposal. If the board of directors of Cinar continues to believe, in good faith and after consultation with financial advisors and outside counsel, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore rejects the Purchaser's amended proposal, Cinar will pay to the Purchaser the break fee payable to the Purchaser under Section 8.2 as required thereunder, and Cinar may approve, recommend, accept or enter into an agreement, understanding or arrangement with respect to the Superior Proposal and Cinar may proceed with such approvals, consents, filings, of or required by Governmental Entities and such other Persons as Cinar shall consider appropriate in order to consummate such Superior Proposal.

     Cinar shall promptly reaffirm its recommendation of the Arrangement by press release: (x) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (y) after the Purchaser increases (by written notice to Cinar), within five Business Days after receiving written notice from Cinar pursuant to this section, the consideration offered under the Arrangement to match or better the consideration under a Superior Proposal; or (z) unless doing so would violate the fiduciary duties of its directors, within three Business Days after receipt by Cinar of a written request by the Purchaser to do so. Any such press release shall be prepared in accordance with Section 9.6.

     Cinar also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this section.

5.7  ACCESS TO INFORMATION

     Subject to the remaining subsections of this section and applicable Laws, upon reasonable notice, Cinar shall (and shall cause each of the other Cinar Entities to) afford the Purchaser's officers, employees, counsel, accountants, financiers (and their counsel) and other authorized representatives and advisors ("REPRESENTATIVES") reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel, and, during such period, Cinar shall (and shall cause each of the other Cinar Entities to) furnish promptly to the Purchaser all information concerning the business, properties and personnel of the Cinar Entities as the Purchaser may reasonably request to conduct such inspections, audits, interviews, investigations and other enquiries as the Representatives may determine reasonably necessary in connection with the transactions contemplated by this Agreement. The Purchaser acknowledges that certain information provided to it under this section will be non-public and/or proprietary in nature and will be subject to the terms of the Confidentiality Agreement.

5.8  CLOSING MATTERS

     Each of the Purchaser and Cinar shall deliver or cause to be delivered at the closing of the transactions contemplated hereby such customary certificates, resolutions and other closing documents as may be required by the other party hereto, acting reasonably.

5.9  INDEMNIFICATION

     (a) The Purchaser agrees that all rights to indemnification or exculpation now existing in favour of present or former directors or officers of Cinar Entities as provided in their Charter Documents or indemnification agreements, copies of which have been provided to the Purchaser prior to the date of the execution of this Agreement, in effect on the date hereof shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

     (b) The Purchaser shall cause to be maintained in effect, subject to availability, for not less than six years from the Effective Date, coverage equivalent to that in effect under the current policies of the directors' and officers' liability insurance maintained by Cinar Entities which, on an aggregate policy basis, is not substantially less advantageous, with respect to matters occurring prior to the Effective Time. The Purchaser shall provide timely notice to Cinar following any determination that coverage as aforesaid will not be available and in effect at the Effective Time. Cinar and the Purchaser shall co-operate in obtaining such coverage.

     (c) The provisions of this section are intended to be for the benefit of, and shall be enforceable by, each present or former director or officer of the Cinar Entities and their respective estates, heirs, legal representatives and assigns (collectively, the "BENEFICIARIES") and the Purchaser acknowledges that Cinar accepts the Purchaser's covenants under this section as trustee for and on behalf of each of such Beneficiaries.

5.10 ACTIONS TO SATISFY CONDITIONS

     Each party agrees to take all such actions as are within its power to control, and to use its reasonable best efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with any conditions set forth in Article 6 which are for the benefit of any other party, provided that in fulfilment of the foregoing covenant, the Purchaser shall not be required to make any payments (except for filing and other prescribed fees) or divest or otherwise deal with any assets owned or controlled by it.

                                    ARTICLE 6
                                   CONDITIONS

6.1  MUTUAL CONDITIONS PRECEDENT

     The respective obligations of each party to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, at or before the Effective Time, of the following conditions precedent and the parties shall cause such conditions to be fulfilled insofar as they relate to matters within their respective control:

     (a) INTERIM ORDER - The Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

     (b) APPROVAL OF ARRANGEMENT RESOLUTION - The Arrangement Resolution shall have been approved by Cinar Shareholders at the Cinar Meeting in accordance with the requirements of the Interim Order;

     (c) FINAL ORDER - The Final Order shall have been obtained in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

     (d) OTHER GOVERNMENTAL APPROVALS, ETC. - All other consents, orders, authorizations, approvals and waivers of or from Governmental Entities, including regulatory and judicial approvals and orders, required or reasonably considered to be necessary or desirable for the completion of the transactions contemplated under this Agreement or under the Plan of Arrangement shall have been obtained or received from applicable Governmental Entities having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with;

     (e) LEGAL PROHIBITION - There shall not exist any prohibition under applicable Law against the completion of the Arrangement;

     (f) GOVERNMENTAL ORDERS, DECREES, ETC. - There shall not be in force any order or decree restraining or enjoining the consummation of the transaction contemplated under this Agreement or under the Plan of Arrangement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise brought by a Governmental Entity that related to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transaction contemplated under this Agreement or under the Plan of Arrangement in accordance with the terms and conditions hereof or thereof or would otherwise be inconsistent with any approvals which have been obtained.

     (g) TERMINATION OF CEASE TRADE ORDERS - All existing cease trade orders made by any court or applicable securities or other regulatory authorities with respect to the securities of Cinar, to the extent required to duly permit the completion of the transactions contemplated by this Agreement, shall have been terminated immediately prior to the Effective Date; and

     (h) TERMINATION - This Agreement shall not have been terminated pursuant to Article 7.

6.2  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER

     The obligation of the Purchaser to complete the transactions contemplated by this Agreement is also subject to the satisfaction, on or before the Effective Time, of the following conditions precedent (each of which is for the Purchaser's exclusive benefit and may be waived by the Purchaser and any one or more of which, if not satisfied or waived, will relieve the Purchaser of any obligation under this Agreement):

     (a) ACTS, UNDERTAKINGS, ETC. - Each of the acts, undertakings, covenants, obligations and agreements of Cinar to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it and the Purchaser shall have received a certificate of the chief executive and chief financial officers of Cinar to that effect, dated as of the Effective Date;

     (b) TRUTH AND ACCURACY OF REPRESENTATIONS OF CINAR AT THE EFFECTIVE TIME - All of the representations and warranties of Cinar made in or under this Agreement, including the representations and warranties made by Cinar set forth in Section 3.1, shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received a certificate of the chief executive and chief financial officers of Cinar to that effect, dated as of the Effective Date.

     (c) RECEIPT OF ARRANGEMENT DOCUMENTATION, ETC. - All actions and proceedings taken at or prior to the Effective Time in connection with the performance by Cinar of its obligations under this Agreement shall be satisfactory to the Purchaser and Purchaser's Counsel, acting reasonably, and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to the Purchaser and Purchaser's Counsel, acting reasonably.

     (d) CONSENTS TO ASSIGNMENT - All consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required under the terms of any of the Contracts, Leases or licences with respect to the acquisition of control of Cinar by the Purchaser, or otherwise required in connection with the consummation of the transactions contemplated under this Agreement, including consents or notifications required for change of key personnel or withdrawal of Mr. Weinberg and Ms. Charest from the activities of Cinar, in form and substance satisfactory to the Purchaser, shall have been duly obtained or given, as the case may be, at or before the Effective Time, except for any the failure to obtain or provide which could not reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies; provided that, for greater certainty and without limitation, the failure to obtain any one or more of the consents set forth in Section 3.1(e)(iv) of the Cinar Disclosure Letter shall be deemed to have a Material Adverse Effect on Cinar or the Education Division Companies.

     (e) NO MATERIAL ADVERSE CHANGE - There shall have been no material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of either (i) Cinar on a consolidated basis or (ii) the Education Division Companies on a consolidated basis, or a material disruption of or a material adverse change with respect to Canadian or U.S. financial, banking or the capital markets generally, which would make it, in the judgment of the Purchaser, acting reasonably, inadvisable to proceed with or complete the Arrangement or which could reasonably be expected to prevent, impair or make impracticable completion of the Arrangement or the ability of the Purchaser to fund the consideration payable in respect of the Cinar Shares.

     (f) CINAR OPTIONS - All of the Cinar Options shall have been (i) exercised prior to the Effective Time or (ii) duly cancelled.

     (g) CINAR PUS - All of the Cinar PUs shall have been (i) exercised and any liabilities thereunder satisfied prior to the Effective Time or (ii) duly cancelled, with such releases or other instruments as the Purchaser, acting reasonably, may request to confirm that the holders of such Cinar PU's shall not have any actual or contingent entitlements to any of the Net Litigation Proceeds (as such term is defined in Section 2.6) in respect of any such Cinar PUs or any other entitlements other than to receive, for each Cinar PU, the difference between the grant price (as described in the Cinar Disclosure Letter) and an ending value calculated based on a fair market value at the determination date (as described in the Cinar Disclosure Letter) of $3.57.

     (h) ACTIONS BY DIRECTORS - The board of directors of Cinar shall (i) have made and shall not have modified or amended in a manner adverse to the Purchaser, an affirmative recommendation that the Cinar Shareholders approve the Arrangement and (ii) have adopted all necessary resolutions, and all other necessary actions shall have been taken by each of the Cinar Entities, to permit the consummation of the Arrangement.

     (i) DISSENT RIGHTS - The holders of not more than 10% of the Cinar Shares shall have given notice of their exercise of the Dissent Rights.

     (j)  THREATENED CIVIL OR CRIMINAL PROCEEDINGS

          (i) No proceeding of the type described in Section 6.1(f) shall have been threatened. Further, no adverse Claim (whether, for greater certainty, by a Governmental Entity or any other Person or Persons) shall be commenced or be pending or threatened and no Law shall have been proposed, enacted, promulgated or applied, in either case, (A) to cease trade, enjoin, prohibit or impose material conditions on the Arrangement or the transactions contemplated therein or herein, (B) to cease trade, enjoin, prohibit or impose material conditions on the right of the Purchaser to own or exercise full rights of ownership of the securities of Cinar upon completion of the Arrangement, (C) to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement or (D) which could reasonably be expected to have a Material Adverse Effect on Cinar or the Education Division Companies.

          (ii) No criminal or quasi-criminal charges (or the equivalent) shall have been laid, no investigation shall be pending and no proceedings shall have been commenced or threatened by any Governmental Entity (including the Canada Customs and Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service or any taxing authority in any jurisdiction, including any sales tax authority) against any Cinar Entity or any current director, officer or employee of any Cinar Entity alleging a violation of any Law which may directly or indirectly relate to or impact upon any Cinar Entity, and no information shall have become known to the Purchaser relating to any actual or alleged violation of any Law by any Cinar Entity or any current or former director, officer or employee of any Cinar Entity, which would make it, in the judgment of the Purchaser, acting reasonably, inadvisable to proceed with or complete the Arrangement.

     (k) APPROVALS RELATING TO CONTINGENT PAYMENT ENTITLEMENTS - If contingent entitlements as contemplated in Section 2.6 are proposed to be issued as therein provided then all Appropriate Regulatory Approvals (including approvals or orders of the applicable securities commissions in each of the provinces of Canada) to the issuance thereof have been obtained and Cinar shall have provided the Purchaser with a basis upon which the Purchaser can reasonably believe that all Appropriate Regulatory Approvals (including approvals or orders of the applicable securities commission in each of the Provinces of Canada) so as to ensure that Cinar and any manager or issuer of such entitlements, as the case may be, ceases to be or is not, as the case may be, a reporting issuer (or the equivalent) will be obtained within a customary period following the Effective Date.

     (l) NET LITIGATION PROCEEDS - No information, events or circumstances shall have become known to the Purchaser, occurred or arisen, as applicable, during the Pre-Effective Date period, as a result of which the Purchaser determines that Net Litigation Proceeds (as such term is defined in Section 2.6) could reasonably be expected to be a negative amount.

     (m) FOUNDERS - Neither Ronald Weinberg nor Micheline Charest shall be an officer, director, employee, partner or limited partner (directly or indirectly) of any Cinar Entity (other than a wholly inactive partnership) as at the Effective Date.

     The Purchaser may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the Purchaser with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by the Purchaser in complying with its obligations hereunder.

6.3  ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CINAR

     The obligation of Cinar to complete the transactions contemplated by this Agreement is also subject to the satisfaction, at or before the Effective Time, of the following conditions precedent (each of which is for Cinar's exclusive benefit and may be waived by Cinar and any one or more of which, if not satisfied or waived, will relieve Cinar of any obligation under this Agreement):

     (a) ACTS, UNDERTAKINGS, ETC. - Each of the acts, undertakings, covenants, obligations and agreements of the Purchaser to be performed at or before the Effective Time pursuant to the terms of this Agreement or under agreements contemplated hereby shall have been duly performed by it and Cinar shall have received a certificate of a senior officer of the Purchaser to that effect, dated as of the Effective Date.

     (b) TRUTH AND ACCURACY OF REPRESENTATIONS OF THE PURCHASER AT EFFECTIVE TIME - All of the representations and warranties of the Purchaser made in or under this Agreement, including the representations and warranties made by the Purchaser and set forth in Section 3.2, shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as at the Effective Time and with the same effect as if made at and as of the Effective Time (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement) and Cinar shall have received a certificate from a senior officer of the Purchaser to that effect, dated as of the Effective Date.

     (c) RECEIPT OF ARRANGEMENT DOCUMENTATION, ETC. - All actions and proceedings taken at or prior to the Effective Time in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to Cinar and Cinar's Counsel, acting reasonably, and Cinar shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated under this Agreement and the taking of all corporate proceedings in connection with those transactions, in form and substance satisfactory to Cinar and Cinar's Counsel, acting reasonably.

     (d) FINANCING COMPLETED - The Financing Commitments (as defined in Section 3.2(e)) shall have been completed and sufficient funds shall have been advanced or shall be available to the Purchaser pursuant to the Financing Commitments, such that at the Effective Time the Purchaser will have or have immediate access to sufficient funds to take up and pay for the Cinar Shares at the Effective Time and the Purchaser shall have provided reasonable evidence thereof to Cinar.

     (e) INSURANCE - The directors' and officers' liability insurance (as set forth in Section 5.9(b)) shall be available in respect of matters prior to the Effective Time for not less than six years from the Effective Date and the Purchaser shall have provided reasonable evidence thereof to Cinar. The coverage shall be equivalent, on an aggregate policy basis, in all substantive respects to that in effect under the current insurance policies maintained by Cinar Entities.

     Cinar may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Cinar with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Cinar in complying with its obligations hereunder.

6.4  NOTICE AND CURE PROVISIONS

     The Purchaser and Cinar will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

     (a) cause any of the representations or warranties of the other contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

     (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder at or prior to the Effective Time.

     Neither the Purchaser nor Cinar may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 and 6.3, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Director, the Purchaser or Cinar, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Purchaser or Cinar, as the case may be, is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the Purchaser or Cinar, as the case may be, is proceeding diligently to cure such matter, if such matter is capable of being cured, the other may not terminate this Agreement until the later of March 5, 2004 and the expiration of a period of 30 days from such notice, unless the breach or matter relates to non-compliance by Cinar of its obligations under
Section 5.5 or 5.6 (in respect of which no cure period shall be available to Cinar) or Section 5.7 (in respect of which the cure period shall be five Business Days). If such notice has been delivered prior to the date of the Cinar Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein (in the case of Cinar, provided further that such matter is so cured without a Material Adverse Effect), this Agreement may not be terminated as a result of the cured breach.

6.5  SATISFACTION OF CONDITIONS

    The conditions set out in this Article shall be conclusively deemed to have been satisfied, waived or released on the filing with the Director of a certified copy of the Final Order and of the Articles of Arrangement required to give effect to the Arrangement under Section 192 of the CBCA.

                                   ARTICLE 7

                            AMENDMENT AND TERMINATION

7.1  AMENDMENT

     This Agreement or the Plan of Arrangement may, at any time and from time to time before and after the holding of the Cinar Meeting, but not later than the Effective Time, be amended by mutual written agreement of the parties. Without limiting the generality of the foregoing, any such amendment may:

     (a) change the time for the performance of any of the obligations or acts of the parties;

     (b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

     (c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the parties; and

     (d) waive compliance with and modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, the terms of this Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the Cinar Shareholders without the approval of the Cinar Shareholders given in the same manner as required by law for the approval of the Arrangement or as may be contemplated in the Arrangement Resolution or as may be ordered by the Court.

7.2  MUTUAL UNDERSTANDING REGARDING AMENDMENTS

     The parties agree that if the Purchaser or Cinar, as the case may be, proposes any amendment or amendments to this Agreement or to the Plan of Arrangement, the other will act reasonably in considering such amendment and if the other and its shareholders are not prejudiced by reason of any such amendment the other will co-operate in a reasonable fashion with the Purchaser or Cinar, as the case may be, so that such amendment can be effected subject to applicable Laws and the rights of the shareholders.

7.3  RIGHTS OF TERMINATION

     (a) Subject always to Section 6.4 and the final paragraph of Section 6.2, if any condition contained in Section 6.1 or 6.2 is not satisfied at or before the Effective Time to the satisfaction of the Purchaser, then the Purchaser may by notice to Cinar terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

     (b)  Subject always to Section 6.4, if any condition contained in Section
          6.1 or 6.3 is not satisfied at or before the Effective Time to the satisfaction of Cinar, then Cinar may by notice to the Purchaser terminate this Agreement and the obligations of the parties hereunder except as otherwise herein provided.

     (c) This Agreement may, at any time before or after the holding of the Cinar Meeting but not later than the Effective Time:

          (i) be terminated by the mutual agreement of Cinar and the Purchaser (without further action on the part of the Cinar Shareholders if terminated after the holding of the Cinar Meeting);

          (ii) be terminated by Cinar by notice to the Purchaser, upon any determination by Cinar's board of directors that an Acquisition Proposal constitutes a Superior Proposal, subject to compliance with Section 5.6 and the payment by Cinar of the moneys payable to the Purchaser under Section 8.2;

          (iii) be terminated by the Purchaser by notice to Cinar upon the occurrence of any of the events referenced in subparagraph (a) of
               Section 8.2;

          (iv) be terminated by the Purchaser or by Cinar by notice to the other upon the failure of the Cinar Shareholders to approve the Arrangement Resolution at the Cinar Meeting; or

          (v) subject to Section 7.2, be terminated by either Cinar or the Purchaser if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited.

     (d) If the Effective Date does not occur on or prior to March 5, 2004 then this Agreement shall terminate, provided that Cinar and the Purchaser may mutually agree to extend such date and provided further that, if the parties hereto would be in a position to complete the Arrangement on March 5, 2004 except that the condition precedent in Section 6.1(d) shall not have been fulfilled or waived, the date shall be automatically extended to up to April 30, 2004.

     (e) If this Agreement is terminated in accordance with the foregoing provisions of this Section, no party shall have any further liability to perform its obligations hereunder except as otherwise contemplated hereby, and provided that, neither the termination of this Agreement nor anything contained in this section, shall relieve any party from any liability for any wilful and material breach by it of this Agreement.

                                   ARTICLE 8

                    FEES, EXPENSES AND OTHER AMOUNTS PAYABLE

8.1  FEES AND EXPENSES

     Except as otherwise provided in this Article, each of the Purchaser and Cinar shall be responsible for and bear all of its own fees, costs and expenses (including the fees and disbursements of counsel, financial advisors, accountants, actuaries, consultants and brokers, expenses of its advisors, agents and other representatives) incurred at any time in connection with pursuing or consummating this Agreement, the Plan of Arrangement and the transactions contemplated hereby. The provisions of this section shall survive the termination of this Agreement.

8.2  BREAK FEE AND EXPENSE REIMBURSEMENT

     If:

     (a) the board of directors of Cinar shall have withdrawn, modified in a manner adverse to the Purchaser or failed to reaffirm in the manner and within the period required by this Agreement the board's approval or recommendation of the Arrangement (other than as a direct result of and in direct response to a material breach by the Purchaser of its obligations hereunder), or approved or recommended any Superior Proposal, or determined at the conclusion of the process set out in Sections 5.5 and 5.6 that any Acquisition Proposal is a Superior Proposal, or resolved to take any of the foregoing actions, or Cinar proposes to enter into an agreement for, or to accept or to support an Acquisition Proposal (which shall remain conditional on compliance by Cinar with its obligations under Sections 5.5 and 5.6), or

     (b) an Acquisition Proposal shall have been made to the Cinar Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal and after such Acquisition Proposal shall have been made known, made or announced the Cinar Shareholders shall fail to approve the Arrangement Resolution as required by the Interim Order and all applicable Laws and any Acquisition Proposal is completed within six months of the Cinar Meeting, then Cinar (i) shall pay to the Purchaser $2,875,000 (the "TERMINATION FEE") in immediately available funds to an account designated by the Purchaser and (ii) shall reimburse the Purchaser for all out-of pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement, up to a maximum of Cdn.$2,500,000 plus, without duplication, all expenses incurred by the Purchaser with respect to the contingent payment entitlements structure (as contemplated in Section 2.6). Such payment of the Termination Fee shall be due at 11:00 a.m. on the first Business Day following the date of the happening of the relevant event and such expense reimbursement shall be due promptly upon receipt, but in no event later than two Business Days following receipt, of supporting documentation therefor, other than with respect to item (a) above in respect of which it shall be a condition precedent to Cinar entering into any such agreement or acceptance that the Termination Fee and expense reimbursement for amounts for which the Purchaser has provided supporting documents therefor be concurrently paid to the Purchaser (without prejudice to the rights of the Purchaser to request additional expense reimbursement thereafter, subject to the maximums hereinbefore provided).

     In addition, subject to extension of time periods under Section 7.3(d), in the event that the Arrangement Resolution is not duly approved by the Cinar Shareholders at the Cinar Meeting, the Cinar Meeting is not held by March 4, 2004 or the Arrangement is not completed, but assuming that the provisions of the preceding paragraph are not applicable, Cinar shall reimburse the Purchaser for all out-of-pocket costs and expenses incurred by it, from and after August 30 in connection with the transactions contemplated by this Agreement, up to a maximum of Cdn.$1,500,000 plus, without duplication, all expenses incurred by the Purchaser with respect to the contingent payment entitlements structure (as contemplated in Section 2.6) in immediately available funds to an account designated by the Purchaser, such payment to be made at 11:00 a.m. on the first Business Day following the date of the Cinar Meeting at which the Cinar Shareholders fail to approve the Arrangement or at 11:00 a.m. on March 4, 2004 if the Cinar Meeting have not been held prior thereto, or March 5, 2004 if the Arrangement has not been completed by such date, as applicable, for amounts for which the Purchaser has provided supporting documents therefor and otherwise promptly upon receipt, but in no event later than two Business Days following receipt, of supporting documents therefor.

     The provisions of this section shall survive termination of this Agreement.

     Notwithstanding the foregoing, no payments shall be required of Cinar under this section if it would have been entitled as at the time the payment obligation otherwise arises (or at such later date as cure periods contemplate) to terminate this Agreement as a result of the conditions set out in Section 6.3 (other than Section 6.3(e), in respect of which payment shall be required of Cinar as otherwise provided in this section) not being satisfied.

8.3  EFFECT OF PAYMENT

     For greater certainty, the parties hereto agree that if Cinar pays to the Purchaser all amounts required by Section 8.2 as a result of the occurrence of any of the events referenced in such section, including reimbursement to the Purchaser for all out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement as provided in such section, the Purchaser shall have no other remedy for any breach of this Agreement by Cinar.

                                    ARTICLE 9

                                     GENERAL

9.1  NOTICES

     All notices which may or are required to be given pursuant to any provisions of this Agreement shall be given or made in writing as follows:

     (a)  in the case of the Purchaser:

          4113683 Canada Inc.
          16 Wychwood Park
          Toronto, Ontario
          M6G 2V5

          Attention:     Michael Hirsh
          Facsimile No.: (416) 652-2708

          with copies (which shall not constitute notice) to:

          Goodman and Carr LLP
          200 King Street West
          Suite 2300
          Toronto, Ontario
          M5H 3W5

          Attention:     Lawrence Chernin
          Facsimile No.: (416) 595-0567

          - and -

          Fasken Martineau DuMoulin LLP
          Suite 4200
          Toronto Dominion Bank Tower
          Toronto Dominion Centre
          Toronto, Ontario
          M5K 1N6

          Attention:     J.A. Levin
          Facsimile No.: (416) 364-7813

          in the case of Cinar:

          1055 Rene-Levesque Blvd. East
          Montreal, Quebec
          H2L 4S5

          Attention:     Stuart Snyder
          Facsimile No.: (514) 843-6773

          with a copy (which shall not constitute notice) to:

          Heenan Blaikie LLP
          Suite 2600, Royal Bank Plaza
          200 Bay Street, South Tower
          Toronto, Ontario
          M5J 2J4

          Attention:     William K. Orr
          Facsimile No.: 416-360-8425

The parties may change their respective addresses for notices by notice given in the manner set out in this section. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, shall be given by facsimile and shall be deemed to have been given when: (i) in the case of a notice delivered personally to the addressee, or to a responsible officer of the addressee, as applicable, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

9.2  ASSIGNMENT

     No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.

     Notwithstanding the foregoing, Cinar acknowledges and agrees that the Purchaser may elect to have some or all of the Cinar Shares purchased by an Affiliate of the Purchaser rather than the Purchaser directly; provided that no assignment of the Purchaser's purchase rights under this Agreement will relieve the Purchaser of its payment obligations under this Agreement.

9.3  BINDING EFFECT

     This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

9.4  WAIVER AND MODIFICATION

     Either party hereto may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

9.5  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.6  PUBLIC DISCLOSURE

     Any public or other announcement with respect to the Arrangement, except as may be required by applicable Law, will be made only upon the mutual agreement of Cinar and the Purchaser; provided, however, that in the event of a request by any regulatory body for disclosure by any party or in the event of a legal requirement to make disclosure, the party making such disclosure shall consult with the other party prior to making any statement or press release and each party shall use all reasonable efforts, acting in good faith, to agree upon the text for such statement or press release. If a party is subject to a legal requirement to make disclosure, that party shall have the final determination as to the timing and content of such disclosure but shall make only such disclosure as it, acting reasonably, believes to be necessary to comply with the legal requirement or as is otherwise agreed to by each of the parties. Information respecting this Agreement, the Arrangement and any of the transactions contemplated hereby or thereby, including any subsequent negotiations and procedures relating thereto, shall otherwise be kept in the strictest of confidence by Cinar and the Purchaser and their respective authorized representatives.

9.7  TIME OF ESSENCE

     Time is of the essence of this Agreement.

9.8  FURTHER ASSURANCES

     Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.9  INVALIDITY OF PROVISIONS

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or equity, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

                                         4113683 CANADA INC.


                                         By:  "LAWRENCE CHERNIN"
                                            ----------------------------------

                                          CINAR CORPORATION



                                         By:   "STUART C. SNYDER"
                                            ----------------------------------


                                         By:   "ROBERT DESPRES"
                                            ----------------------------------

                SCHEDULE 1.1A - APPROPRIATE REGULATORY APPROVALS

     1. Lifting of cease trade orders of securities regulatory authorities in the provinces of Quebec, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia orders issued in respect of CINAR securities

     2. Interim and final orders of Quebec Superior Court approving the Arrangement pursuant to section 192 of the CANADA BUSINESS CORPORATIONS ACT

     3. Application pursuant to section 50 of the QUEBEC SECURITIES ACT with required information prescribed by regulation

     4. Contingent Cash Entitlements - If applicable, MRRS Decision for exemption from prospectus and registration requirements of the provinces of Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland in respect of the issuance of the CCEs

     5. Order of Canadian securities regulatory authorities in jurisdiction in which CINAR is a reporting issuer deeming CINAR to no longer be a reporting issuer upon the completion of the Arrangement.

                                  SCHEDULE 2.6
                          CONTINGENT CASH ENTITLEMENTS

STRUCTURE:     o    Contingent Cash Entitlements ("CCEs") will be allocated or managed by the Purchaser, Cinar or other separate entity owned or controlled by the Purchaser or Cinar (the
                    "Manager"). The determination as to the appropriate Manager and structure will be made by the Purchaser and Cinar prior to mailing of the Proxy Circular after taking into account tax and liability issues, securities laws and other relevant considerations.

               o It shall be a condition of any structure that appropriate regulatory approvals (including rulings from applicable regulators for Cinar to cease being, and to ensure that the Manager (if other than Cinar) does not become, a reporting issuer or registrant as a direct or indirect result of the
                    CCEs) have been obtained.

CCES           o    One CCE will be created for each outstanding share of Cinar without distinction as to class and, in addition, one CCE shall be created for each Underlying Share (as hereinafter defined) in respect of which it is determined pursuant to the full and final settlement or final binding (without right of appeal) adjudicative determination (a "Final
                    Adjudication") of the Option Proceedings (as hereinafter defined) the Founders were entitled to exercise options. The
                    CCEs will be non-transferable except by sole operation of law or by testamentary will. No certificate or other evidence of a CCE will be issued other than an appropriate notation in a register to be maintained by or on behalf of the Manager. Each CCE will represent an entitlement to be paid a PRO RATA share of Net Litigation Proceeds (as defined below).

SPECIFIED
LITIGATION     o    The litigation which will be the subject matter of the CCEs will comprise the matters referred to in Schedule "A" (the
                    "Specified Litigation") and for greater certainty not the Option Proceedings (as hereinafter defined). The Specified
                    Litigation will include all claims and counter-claims in effect at the time of the completion of the arrangement transaction (and any amendments thereto) together with any claims and counterclaims relating to the Specified
                    Litigation that may arise thereafter (and any amendments thereto). For greater certainty, claims and counterclaims includes any claim or counterclaim (including any possible claim or counterclaim and any amendment to a claim or counterclaim) against a person (including a co-defendant of Cinar) who reasonably has or would have a right of contribution or indemnity or similar right, contingent or otherwise, (a "Third Party Right") as against Cinar or any of its affiliates (hereinafter collectively referred to as "Cinar") in respect of such claim or counterclaim.

NET
LITIGATION
PROCEEDS      o    "Net Litigation Proceeds" means the amount received by Cinar in the Specified Litigation, including on account of the settlement of any Specified Litigation, (after deducting Taxes, if any, deemed payable thereon by Cinar as hereinafter provided) less the aggregate of: (i) any amounts paid or payable by Cinar in or in relation to the Specified Litigation (including any amounts paid or payable by Cinar on account of the settlement of any Specified Litigation or to a person in respect of a Third Party Right); (ii) any amount in excess of $1,199,082 required to be paid to the Founders pursuant to the Final Adjudication of the Option Proceedings (as hereinafter defined) (the "Excess Amount");
                    (iii) all litigation, settlement and other out-of-pocket expenses relating to the Specified Litigation and the Option Proceedings unpaid as of August 29, 2003 or arising thereafter, including all expenses incurred to determine Net Litigation Proceeds, all expenses (including professional fees) incurred by the Purchaser and Cinar with respect to the CCEs, all expenses of the Litigation Committee including fees or other compensation payable to members of the Committee, fees and costs of any person retained by the Committee or a Cinar Entity including lawyers and accountants, etc., and any interest or other payments referred to under "FUNDING OF LITIGATION"; and (iv) any expenses incurred by Cinar prior to the distribution of the Net Litigation Proceeds in connection with any actual or alleged violation by Cinar or any of its current or former directors, officers or employees of any Law, including all expenses (including professional fees) incurred in connection with any investigation by any Governmental Entity (including the Canada Customs and Revenue Agency, any provincial taxing authority, the United States Internal Revenue Service, or any taxing authority in any jurisdiction, including any sales tax authority) of any such actual or alleged violation of Law or defending any charges (or the equivalent) laid or threatened in connection with any such actual or alleged violation of any Law, and any fines, penalties or other amounts which Cinar agrees or is required to pay as a result of any such actual or alleged violation of any Law (the amounts referred to in (iii) and (iv) are referred to collectively as the "Expenses"). The amounts mentioned in (i), (ii), (iii) and (iv) shall be reduced by the Tax benefits, if any, deemed available to Cinar (as hereinafter provided) as a result of making such payments. For greater certainty, holders of CCEs shall have no liability in the event the Net Litigation Proceeds are negative.

               o For the purposes hereof, "Taxes" means the income tax that would be payable by Cinar on the Taxable portion (determined as described below) of the amount received by it, assuming:
                    (i) a combined federal-provincial tax rate of 36.62% (or if the amount is taxable in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%); and (ii) that Cinar has no tax losses, credits or deductions available to it to reduce Taxes.

               o For the purposes hereof, "Tax benefits" means the income tax savings that would be available to Cinar on the Deductible portion (determined as described below) of a payment or the Deductible portion of Expenses related to or in connection with a settlement or litigation or actual or alleged violation of Law, as the case may be, assuming a combined federal-provincial tax rate of 36.62% (or if the amount is deductible in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%).

               o The "Taxable portion" of an amount received by Cinar and the "Deductible portion" of a payment made by Cinar and the "Deductible portion of Expenses" related to any amount so received or paid, shall be determined by the Litigation Committee in the following manner. Once a Specified Litigation or the Option Proceedings have been subject to Final Adjudication, or, in the case of Expenses referred to in subparagraph (iv) under "Net Litigation Proceeds" above, prior to the distribution of Net Litigation Proceeds, the Litigation Committee shall, in consultation with its tax advisors, determine the Taxable portion or Deductible portion and Deductible portion of Expenses that is the subject matter of and/or related to such Final Adjudication or actual or alleged violation of Law, as the case may be. In making such determination, the Litigation Committee will take into account any limitations or restrictions on effective deductibility as a result of the Purchaser acquiring control of Cinar. Such determination of the Litigation Committee to be effective must be approved by the Cinar representative and the Manager's representative. If such approval is not obtained, any one or more members of the Litigation Committee shall be authorized to instruct the tax advisors to the Litigation Committee (such tax advisors to be agreed upon the Cinar representative and the Manager's representative) to contact Canada Customs and Revenue Agency (the "CCRA") and to provide the CCRA with details of the nature and quantum of the Final Adjudication and, if appropriate, the Expenses incurred in connection therewith or with the actual or alleged violation of Law, as the case may be, with a view to obtaining a ruling, interpretation or other comfort from the CCRA as to the Taxable portion, Deductible portion and/or the Deductible portion of Expenses of or related to the Final Adjudication or Expense, as the case may be. The determination of the level and/or type of comfort to be sought from the CCRA shall be determined by the Litigation Committee (by majority approval, provided that the representative of the Manager is included in the majority). Further, the Litigation Committee may, by majority vote (provided that the Manager's representative is included in the majority) also determine to conduct proceedings objecting to or appealing any determination by the CCRA with respect to any of the foregoing matters.

               o Notwithstanding the foregoing, if the Taxable portion or Deductible portion of an amount or the Deductible portion of Expenses, as the case may be, has not been determined in accordance with the preceding paragraph by the earlier of
                    (a) the expiry of the Term (as defined below and as same may be extended) or (b) within six months after all of the Specified Litigation and the Option Proceedings have been subject to Final Adjudication, including Cinar being released from all Third Party Rights, then any amount which has not already been determined in accordance with the preceding paragraph not to constitute a Taxable portion or Deductible portion of an amount or Deductible portion of Expenses, as the case may be, shall be deemed to constitute a Taxable portion of an amount received by Cinar or not to be a Deductible portion of a payment made by Cinar or not to be a Deductible portion of Expenses, as the case may be.


DISTRIBUTION
OF NET
LITIGATION
PROCEEDS       o    The Net Litigation Proceeds will only be distributed after
                    (i) all of the Specified Litigation has been subject to Final Adjudication, (ii) the Final Adjudication of the
                    Specified Litigation resulted in each of the Cinar Entities and their respective officers, directors and employees
                    (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released, (iii) any co-defendant of a Cinar Entity in any such matter shall be released from any liability in respect of such Specified Litigation or shall have released the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) from any claim of contribution or indemnity such Person may have as against the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees), (iv) the Cinar Entities and their respective officers, directors and employees
                    (including, for greater certainty, former officers, directors and employees) shall have been fully released from any obligations to indemnify or make contributions to any Person in connection with or related to Specified Litigation or any Third Party Rights (as hereinafter defined) and the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) shall have been fully released from any liability in connection with or related to any Specified Litigation in which they are not directly named as defendants, (v) the Net Litigation Proceeds have been finally determined (subject to a Holdback if any, as hereinafter referred to), and (vi) the Final Adjudication as to whether or not the Founders were entitled to exercise
                    840,000 options (the "Option Proceedings"). If not all of the Specified Litigation has been subject to Final
                    Adjudication and/or there remains outstanding any Third
                    Party Rights for which Cinar may be liable, Cinar may, in its discretion, distribute the Net Litigation Proceeds subject to a holdback (the "Holdback") of such amount as it determines in its sole discretion advisable. The Holdback
                    (together with any interest earned thereon) will be utilized to satisfy any remaining Specified Litigation and/or Third
                    Party Rights and all expenses incurred by Cinar in respect thereof together with such other expenses and payments of the type referenced to below under ESCROW OF NET LITIGATION
                    PROCEEDS with the balance if any to be distributed to the holders of CCEs (net of taxes on interest deemed to be earned on the Holdback in the same manner as described below under ESCROW OF NET LITIGATION PROCEEDS) at such time as Cinar determines, acting reasonably, that it no longer has any liability for Specified Litigation, Third Party Rights and/or any expenses relating thereto including any Expenses.

               o Any of the $1,199,082 (the "Escrow Amount") deposited in escrow on the closing of the arrangement transaction in the event that the Option Proceedings have not been subject to Final Adjudication at least five business days prior to the special meeting of the Shareholders of Cinar to be held to consider and, if deemed advisable approve the arrangement transaction (the "Settlement Deadline") which remains after the payment, if any, required to be made to the Founders pursuant to the Final Adjudication of the Option Proceedings shall be distributed to the holders of CCEs together with the distribution of the Net Litigation Proceeds. For greater certainty, in the event that the Option Proceedings have been subject to Final Adjudication prior to the Settlement Deadline, there shall be no amount deposited in escrow in respect thereof and the amount which would otherwise have been deposited in escrow shall be used to make the payment, if any, required to be made to the Founders pursuant to the Final Adjudication of the Option Proceedings, with the balance, if any, to be dealt with in accordance with Section 2.3(a) of the Arrangement Agreement.

               o 70% of the Net Litigation Proceeds will be paid to the holders of CCEs and the balance retained by the Manager.

               o The determination of Net Litigation Proceeds will be calculated by Cinar and delivered to the Litigation Committee prior to any distribution. If any two members of the Litigation Committee object to the calculation of Net Litigation Proceeds then the calculation will be made by Cinar's auditors (or such other accounting firm selected jointly by the Manager's representative and Cinar's representative) whose determination will be final and binding.

ESCROW OF NET
LITIGATION
PROCEEDS       o    Until distributed, all Net Litigation Proceeds will be
                    deposited in escrow into a separate escrow bank account maintained by the Manager (the "Litigation Account") and will not be commingled with its other funds. Such proceeds will be invested in commercial paper or other money market instruments (and interest earned net of tax payable thereon by Cinar at an assumed tax rate of 40.37% will form part of Net Litigation Proceeds). Proceeds so deposited together with interest thereon will however be utilized to fund expenses (including Expenses) and payments in respect of the matters herein contemplated, including (a) any Expenses, (b) payments made to settle Specified Litigation or satisfy any judgments in respect thereof (and including any amounts paid or payable by Cinar to a person in respect of a Third Party
                    Right), (c) any payment on account of the Excess Amount, and
                    (d) payment of any principal or interest outstanding on any loans provided by Cinar to fund litigation as described below under FUNDING OF LITIGATION.

FUNDING OF
LITIGATION     o    Expenses and other payments including payments for
                    settlement or judgments rendered against a Cinar Entity relating to the Specified Litigation or in respect of Third
                    Party Rights and the Excess Amount are to be funded from monies deposited in the Litigation Account. To the extent that there are insufficient monies in the Litigation
                    Account, Cinar will provide up to $5,000,000 (Cdn.) and no more (on a revolving basis) to fund such Expenses and payments. Any amounts so provided by Cinar are to be repaid to Cinar out of proceeds deposited in the Litigation Account together with interest thereon at prime plus 5%.

LITIGATION
COMMITTEE      o    A Litigation Committee of three persons will be established with one member to be appointed by the Manager, one member appointed by the current directors of Cinar and a third member (the "Independent") appointed by the other two members.

               o Unanimous approval of the Litigation Committee (other than the Independent) will be required to approve any settlement, provided that Cinar may, without the approval of the Litigation Committee, settle or abandon any of the Specified Litigation so as to comply with applicable laws and in accordance with a procedure to be agreed upon between Cinar and the Purchaser prior to the mailing to the shareholders of Cinar of the management proxy circular of Cinar in connection with the arrangement transaction;

               o The Manager's representative may at any time following the second anniversary of the closing of the arrangement transaction require that Cinar submit any one or more of the Specified Litigation to a binding arbitration process.

               o Appropriate procedures to be put in place to deal with a resignation of one or more members of the Litigation Committee; and

               o All expenses of the Litigation Committee will be reimbursed out of Net Litigation Proceeds, including any compensation payable to members of the Litigation Committee.

TERM The CCEs shall have a term ending on the earlier of (i) the date that the last distribution of Net Litigation Proceeds occurs, and (ii) three years from the date of the first issuance of CCEs (the "Term"). Upon the expiry of the Term, Cinar will distribute the amount then remaining in the Litigation Account subject to a reserve determined by Cinar to pay for any payments and Expenses including anticipated Expenses and payments in respect of any remaining Specified Litigation or Third Party Rights. The reserve may equal the amount then standing to the credit of the Litigation Account in which event no distribution will be made. If, at the end of the Term, not all of the Specified Litigation together with the Option Proceedings shall have been subject to Final Adjudication and/or there remains outstanding any Third Party Rights for which Cinar may be liable, Cinar shall, at the option of the nominee of the Manager on the Litigation Committee or the nominee of the current directors of Cinar on the Litigation Committee, make such applications or submissions to applicable securities regulatory or other agencies for the purpose of seeking an extension to the Term for up to an additional two years, provided that such extension does not necessitate registration of the CCEs under applicable securities legislation or result in Cinar or the Manager becoming a reporting issuer under such legislation.

REPORTS The Manager will furnish a report to the holders of CCEs (i) annually, which report will provide a summary of any material developments relating to the Specified Litigation together with an unaudited cash receipt and disbursement statement relating to the Specified Litigation, and (ii) in the event that, in the opinion of the Manager, a material event relating to the Specified Litigation has occurred.

                                  SCHEDULE "A"

                              SPECIFIED LITIGATION

          o An action instituted on August 8, 2000 by the two principals of BRB International, S.A. ("BRB") against Cinar, certain of its former officers and various other named defendants in the Superior Court of Quebec (Judicial District of Montreal) Court File No. 500-05-059449-007. BRB claims breach of contract, alleging that Cinar failed to complete an agreement to purchase 100% of the shares of BRB and its affiliates.

          o An action instituted by Cinar Corporation and affiliated companies (collectively, "Cinar") against Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc. and McRaw Holdings Inc. (collectively, the "Weinberg Defendants") and Hasanain Panju, in the Superior Court of Montreal ("SMC") Court File No. 500-05-062790-017, and a Cross Demand filed therein against Cinar by the Weinberg Defendants and any further claims, counter-claims or recursory claims arising out of or in relation to the facts alleged in such proceedings by any party including, without limitation, any eventual recursory claims of any party to such proceedings against Globe-X Management Limited, Globe-X Canadiana Limited, Silicon Isle Limited, Norshield International Limited, Comprehensive Investor Services Limited, or any of their directors, officers or shareholders, or any of their affiliated companies and any of their directors , officers or shareholders (the "Cinar Action").

          o An action instituted by 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Ronald A. Weinberg and/or Micheline Charest, against Hasanain Panju in the Superior Court, Court File No: 500-05-065669-010.

          o An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc. as Plaintiffs against Hasanain and Sukaina Panju before the Superior Court of Justice of Ontario, Court File No. 64106/02.

          o An action by Claude Robinson and Les Productions Nilem Inc. as Plaintiffs against Cinar Corporation, Les Films Cinar Inc., Ronald Weinberg, Micheline Charest and ten others as Defendants in the Superior Court of Quebec (District of Montreal), Court File No. 500-05-021498-967.

          o An action instituted by 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Micheline Charest and Ronald A. Weinberg respectively, against Mount Real Corporation, Mount Real Services Inc., Mount Real Financial Management Services Corporation, Mount Real Acceptance Corporation and Gold Triangle Technologies Ltd., in the Quebec Superior Court, Court File No. 500-05-073956-029.

          o An Amended Motion for Declaratory Judgement or to Dismiss a Trustee, Motion for Damages and Motion for Interlocutory and Final Injunction by Micheline Charest, Ronald A. Weinberg, 153114 Canada Inc. and 2950995 Canada Inc. against Robert Despres in the Superior Court of Quebec, SCM, Court File No. 500-17-016856-034.

          o An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc., McRaw Holdings Inc., 3359174 Canada Inc. and 336953 Canada Inc. against Ernst & Young LLP Court File No. 500-05-074589-27 claiming damages in the amount of Cdn$194,087,927.13 and an indemnity up to the amount of Cdn$28,620,469.00 that certain of the Plaintiffs, who are also defendants in the action SCM Court File No. 500-05-074589-027, may be condemned to pay as a result of the action instituted by Cinar Corporation and affiliated companies.

          o An action instituted by Globe-X Management Ltd., Globe-X Canadiana Ltd., Silicon Isle Ltd. and Lowell Holden against Cinar Corporation, Ronald A. Weinberg, Barrie Usher, Lawrence P. Yelin and John Does I-XX before the United States District Court for the Eastern District of Pennsylvania, Court File No. 03-1831.

          o Any and all claims, present or future, of Cinar against, and any and all amounts payable to Cinar by (i) Globe-X Management, Ltd., Globe-X Canadiana, Ltd. and Silicon Isle Ltd., (collectively, "Globe-X") and their related companies, directors, officers and shareholders, including, without limitation, Lowell Holden and Lynwood Bell; and/or (ii) Norshield International Limited, CIS, Comprehensive Investor Services Ltd., and/or any of their related companies, directors, officers and shareholders, including, without limitation, John Xanthoudakis, Tom Muir and Robert Daviault, including;

               (a) An action instituted by Cinar Corporation against Norshield International Limited, Globe-X Management, Ltd., Globe-X Canadiana, Ltd. and Robert Daviault, in 2000 in the Supreme Court of Bahamas, Court File No. 300 of 2000;

               (b) A petition instituted by Cinar in the Supreme Court of the Bahamas for the winding-up of Globe-X Management, Ltd., and Globe-X Canadiana, Ltd., Court File Nos. 1502 and 1503 of 2002;

               (c) An action instituted by Cinar Corporation against Globe-X Management, Ltd., and Globe-X Canadiana, Ltd. (collectively, "Globe-X") in the High Court of Justice of Anguilla, Claim 0055 of 2002, requesting either the recognition of an order of the Supreme Court of the Bahamas for the winding-up of Globe-X or, in the alternative, a fresh winding-up order and the counterclaim filed therein by Globe-X for damages aggregating approximately $66million;

               (d) Any and all future claims between the same parties related to, or arising from, the facts alleged in the proceedings listed (a) through (c);

               (e)  All amounts payable to Cinar in the liquidation of Globe-X;
                    and

               (f) An action instituted by Cinar Corporation against John Xanthoudakis and Tom Muir before the Quebec Superior Court, Court File No. 500-05-075777-027.

          o An action by Patrick Granleese, Rick Jones, Thomas LaPierre, Joseph Mallozzi, Paul Mullie, Anne-Marie Perrotta, Bruce Robb and Tean Schultz as Plaintiffs against Cinar Corporation, Cinar Productions Inc., Clever Curls Productions Inc., Mousecapades Productions Inc., Helene Charest and McRaw Holdings Inc. as Defendants and the Societe des auteurs et compositeurs dramatiques (SACD) as Intervenor ("Mise-en-cause") in the file of the Superior Court of Quebec (District of Montreal) bearing the number 500-17-017117-030 (formerly 500-22-081448-030).

          o An action instituted by Louis Fournier against Cinar Corporation in the file of the Superior Court of Quebec, Court File No. 500-05-058100-007. Louis Fournier and Cinar have agreed to a mutual and complete release with respect to all the facts alleged in such action in return for the payment by Cinar to Louis Fournier of an amount of Cdn$925,000, namely Cdn$308,333 on November 1, 2003 and Cdn$616,667 on January 1, 2004. If such amounts are not paid on their due dates, interest at annual rate of 10%, compounded monthly, will accrue. The settlement documents have yet to be executed

For greater certainty, Specified Litigation shall be deemed to include any further claims, counter-claims, joinder of parties, warranty claims and recursory claims arising out or related to the facts alleged in the foregoing proceedings by any party.

CINAR Disclosure Letter-Schedule 3.1(a)-CINAR Entities

CINAR GROUP OF COMPANIES-CORPORATE CHART (LIMITED)

Seaways LLC
Twin Sisters
Productions, Inc.
MERGED with
Carson-Dellosa
Publishing
Company, Inc.                                                                                        CINAR
April 30, 2003                *CINAR EDUCATION, INC.(Delaware)                                    CORPORATION
---------------- -----------------------------------------------------------------  ---------------------------------------------
                 *Carson-Dellosa     *High Reach Learning, Inc. *Unique Collating   *CINAR Music  *CINAR Animation    *CINAR
                 Publishing Company,  (North Carolina)            Service, Inc.         Inc.            Inc.       PRODUCTIONS Inc.
                      Inc.                                       (North Carolina)
                                                                                                                  Hata Farm
                                                                                                                  Productions Inc.
                                                                                                                  "Rinko: The
                                                                                                                  Best Bad Thing

                                                                                                                  Lassie
                                                                                                                  Productions Inc.
                                                                                                                  "Lassie"

                                                                                                                  Mousecapades
                                                                                                                  Productions Inc.
                                                                                                                  "CC Mouse"II

                                                                                                                  Mysterious
                                                                                                                  Productions Inc.
                                                                                                                  "Ripley's Cycles
                                                                                                                  I & II

                                                                                                                  Pond Life
                                                                                                                  Productions Inc.
                                                                                                                  "MumbleBumble
                                                                                                                  I & II

                                                                                                                  Lassie II
                                                                                                                  Productions Inc.
                                                                                                                  "Lassie II"

                                                                                                                  Clever Curis
                                                                                                                  Productions Inc.
                                                                                                                  "Little Lulu IV"

                                                                                                                  Pigtail II
                                                                                                                  Productions Inc.
                                                                                                                  "Emily II"

                                                                                                                  Seeker
                                                                                                                  Productions Inc.
                                                                                                                  "Kids Discover
                                                                                                                   the World"

                                                                                                                  Dust Cloud
                                                                                                                  Productions Inc
                                                                                                                  "Revenge of the
                                                                                                                  Land"

                                                                                                                  Make a Wish
                                                                                                                  Productions Inc.
                                                                                                                 "Velveteen Rabitt"
                                                                                                                  aka "The
                                                                                                                  Forgotten Attic"

                                                                                                                  Scarry
                                                                                                                  Productions Inc.
                                                                                                                  Formerly Snuggle
                                                                                                                  Bubble
                                                                                                                  Productions Inc.

                                                                                                                  Pigtail III
                                                                                                                  Productions Inc.
                                                                                                                  "Emily III"

                                                                                                                  Wombles
                                                                                                                  Productions Inc.
                                                                                                                  "The Wombles"
                                                                                                                  Cycles I, II
                                                                                                                  & III

                                                                                                                  Southern Cross
                                                                                                                  Productions Inc.
                                                                                                                  "Sally Marshall
                                                                                                                  is not an Alien"

                                                                                                                  Horm Rims
                                                                                                                  Productions Inc.
                                                                                                                  "Arthur IV"

                                                                                                                  32-Miles
                                                                                                                  Productions Inc.
                                                                                                                  "Heart: The
                                                                                                                  Marilyn Bell
                                                                                                                  Story"

                                                                                                                  Four Me
                                                                                                                  Productions Inc.
                                                                                                                  "Caillou" Cycles
                                                                                                                  II & III

                                                                                                                  Fancy Cape
                                                                                                                  Productions Inc.
                                                                                                                  "Mona the Vampire"
                                                                                                                  Cycles I, II
                                                                                                                  & III

                                                                                                                  Pet Squad
                                                                                                                  Productions Inc.
                                                                                                                  "Patrouille 03"

                                                                                                                  Noctambules
                                                                                                                  Productions Inc.
                                                                                                                  "Babalous II"

                                                                                                                  Pigtail IV
                                                                                                                  Productions Inc.
                                                                                                                  "Emily IV"

                                                                                                                  Campfire VI
                                                                                                                  Productions Inc.
                                                                                                                  "Are You Afraid
                                                                                                                  of the Dark?"
                                                                                                                  Cycles VI & VII

                                                                                                                  The Land of Chalk
                                                                                                                  Drawings
                                                                                                                  Productions Inc.
                                                                                                                  "Simon in the
                                                                                                                  Land of Chalk
                                                                                                                  Drawings"

                                                                                                                  Potatoes and
                                                                                                                  Dragons
                                                                                                                  Productions Inc.
                                                                                                                  "Potatoes and
                                                                                                                  Dragons"
                                                                                                                  Cycles I & II

                                                                                                                  Horn Rims IX
                                                                                                                  Productions Inc.
                                                                                                                  "Arthur" Cycle IX

                                                                                                                  Fancy Cape IV
                                                                                                                  Productions Inc.
                                                                                                                  Mona the Vampire"
                                                                                                                  Cycle IV

                                                                                                                  Creepschool
                                                                                                                  Productions Inc.
                                                                                                                  "Creepschool"

                                                                                                                  Caillou Special 1
                                                                                                                  Productions Inc.
                                                                                                                  "Caillou's Holiday
                                                                                                                   Movie"

Campfire Productions Inc. "AYAD - I-V"                                 Bussy Bear Productions Inc. "Paddigton"
Quint films Productions Inc. "Million Dollar Babies"                   Caillou Productions Inc. "Caillou"
School Daze Productions Inc. "Chris Cross I & II"                      Funnyzoo Productions Inc. "Animal Crackers"
WOUND UP into CINAR Procuctions Inc.                                   Pigtail Productions Inc. "Emily"
November 29, 1996 then                                                 Tumulte Productions Inc. "Un Hiver de Tourmente"
DISSOSLVED-November 30, 1996                                           Wimzie Productions Inc. "Wimzie"
                                                                       AMALGAMETED into Busy Bear Productions Inc.
Queeg Productions Inc. "Dr. Xargle" and Sleep Room                     November 26, 1998-Busy Bear Prod. Inc.
Productions Inc. "Sleep Room' amalgamated int                          WOUND UP into CINAR Productions Inc.
Sleep Room Productions Inc. November 26, 1999                          November 27, 1998
Shining Sword Productions Inc. "Ivanhoe II", Sleep                     Busy Bear Productions Inc.
Room Productions Inc. and Space Cases Productions                      DISSOLVED - February 10, 1999
Inc. "Space Cases"
WOUND UP into CINAR Productions Inc.                                   Animal Junction Productions Inc. "Zoboomafoo"
November 29 1999                                                       Bed & Breakfast Productions Inc. "Shelby Woo"
                                                                       Lovebirds Productions Inc. "Who Gets the House?"
Oceanview Films Company                                                Pete'n'Jake Productions Inc. "Both Sides of the Law"
Waterways LP                                                           Quill Pen Productions Inc. "Ghosts of Dickens Past"
WOUND UP into CINAR Corporation                                        Test Tube Productions Inc. "Sci-Squad"
June 26, 2002                                                          WOUND UP into CINAR Productions Inc.
CINAR Films (US) Inc.                                                  December 1, 2002
CINAR Public Television Group
DISSOLVED - September 30, 2002                                               IN LIQUIDATION
CINAR Computers Inc.                                                   CINAR Europe Ltd. (Ireland)
CINAR Media Inc.                                                       CINAR Europe Ltd. (UK)
WOUND UP into CINAR Corporation                                        FilmFair Limited (UK)
November 29, 2002
CINAR Studios Inc.                                                            INACTIVE
WOUND UP into CINAR Animation Inc.                                     CINAR Inca S.A. de C.V. (Mexico)
November 29, 2002                                                      CINAR Multimedia Education Limited (Israel)
Flying Fish Films Inc.                                                 Fandango Studios S.A. de C.V. (Mexico)
DISSOLVED - November 29, 2002                                          Les Systemes Informatises Logidoc Inc.
3416020 Canada Inc.
WOUND UP into CINAR Corporation - June 26, 2002
3416020 Canada Inc. DISSOLVED - March 26, 2003


All companies, unless otherwise noted, are Canadian corporations/All corporations, unless otherwise noted, are wholly owned by the indicated company

* denotes Material Subsidiaries



                                     CINAR
                                  CORPORATION
TELETOON Canada Inc.       3417174 Canada Inc.      Lightspan, Inc.
  (20%) ownership               (Canada)              (Delaware)
     (Canada)                                     208,333 Common Shares




       All companies, unless otherwise noted, are Canadian corporations /
  All corporations, unless otherwise noted, are wholly owned by the indicated
                                    company

                                  APPENDIX B-I

                    APPLICATION FOR INTERIM AND FINAL ORDERS
                  AND NOTICE OF PRESENTATION OF THE FINAL ORDER


CANADA                                              SUPERIOR COURT
                                                    (Commercial Division)
PROVINCE OF QUEBEC                --------------------------------------------
DISTRICT OF MONTREAL

N(DEGREE):                        CINAR  CORPORATION,  a corporation  having
                                  its head office at 1055  Rene-Levesque  Blvd.
                                  East, Suite 900, in the city and district of Montreal, Quebec, H2L 4S5

                                                                    Petitioner

                                  - and -

                                  SHAREHOLDERS OF
                                  CINAR CORPORATION

                                  and

                                  4113683 CANADA INC., a corporation having its head office at 200 King Street West, Suite 2300, Toronto, Ontario, M5H 3W5

                                  and

                                  3918203  CANADA  INC.,  a  corporation  having
                                  its  head office  at  66  Wellington   Street
                                  West,   Suite  4200,
                                  Toronto, Ontario, M5K 1N6

                                                                  Mis-en-cause
                                  ---------------------------------------------



 -----------------------------------------------------------------------------

                    APPLICATION FOR INTERIM AND FINAL ORDERS
                       RESPECTING AN ARRANGEMENT INVOLVING
         CINAR CORPORATION, 4113683 CANADA INC. AND 3918203 CANADA INC.
                        (Arts. 20, 46 and 110 C.C.P. and
         s. 192 CANADA BUSINESS CORPORATIONS ACT, R.S.C., 1985, c. C-44)

 -----------------------------------------------------------------------------

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF QUEBEC, SITTING IN THE COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, PETITIONER CINAR CORPORATION RESPECTFULLY SUBMITS THE FOLLOWING:

A. INTRODUCTION

1. Petitioner CINAR Corporation is a corporation incorporated pursuant to the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 (the "CBCA") and a reporting issuer within the meaning of the SECURITIES ACT (Quebec), R.S.Q.,
     c. V-1.1, as well as in each of the other Provinces of Canada where such concept exists;

2. Petitioner is an integrated entertainment and education company that develops, produces, markets and distributes high-quality, non-violent programming and supplemental education products for children, families and educators worldwide;

3. As of December 12, 2003, the outstanding shares of Petitioner (the "CINAR SHARES") were:

     a) 5,233,402 Variable Multiple Voting Shares (the "MULTIPLE VOTING SHARES"); and

     b)   34,735,998 Limited Voting Shares (the "LIMITED VOTING SHARES");

4. Petitioner and Mise-en-cause 4113683 Canada Inc. ("NEWCO"), a corporation wholly-owned by Mise-en-cause 3918203 Canada Inc. ("NEWCANCO"), have entered into an arrangement agreement on October 30, 2003 (the "ARRANGEMENT AGREEMENT"), pursuant to whch Newco will acquire all CINAR Shares, and immediately thereafter Newco and Petitioner will amalgamate and continue as one corporation. A copy of the Arrangement Agreement is annexed as Appendix A to the draft Management Proxy Circular (the "MANAGEMENT PROXY CIRCULAR") filed in support hereof as EXHIBIT R-1;

5. It is proposed that these transactions will be carried out by way of an arrangement pursuant to section 192 CBCA (the "ARRANGEMENT"). The Arrangement is further described in the Plan of Arrangement (the "PLAN OF ARRANGEMENT") annexed as Appendix C to the Management Proxy Circular, Exhibit R-1;

6. As will be more fully demonstrated hereinafter, it is impracticable for Petitioner to effect the result contemplated by the Arrangement under any provision of the CBCA other than section 192, and the proposed Arrangement is fair and reasonable to Petitioner's shareholders (the "CINAR SHAREHOLDERS");

7.   The purpose of the present Application, made pursuant to the provisions of section 192 CBCA, is twofold:

     a) at the interim stage, to obtain an order that a meeting of CINAR Shareholders be summoned to approve the Arrangement, as well as orders relating to procedural matters (collectively, the "INTERIM ORDER"); and

     b) at the final stage, if the Arrangement is duly approved by CINAR Shareholders at this shareholders' meeting, to obtain a judgment sanctioning the Arrangement (the "FINAL ORDER");

8. In support of the present Application, Petitioner submits the following documents, all in draft form:

     a) the Management Proxy Circular, together with its appendices, a copy of which is filed in support hereof as EXHIBIT R-1;

     b) a letter to CINAR Shareholders from the Chairman of the Board of Directors of Petitioner (the "LETTER TO SHAREHOLDERS"), a copy of which is filed in support hereof as EXHIBIT R-2;

     c) a Notice of Special Meeting of Shareholders (the "NOTICE OF MEETING"), a copy of which is filed in support hereof as EXHIBIT R-3;

     d) forms of proxy (the "FORMS OF PROXY"), copies of which are filed EN LIASSE in support hereof as EXHIBIT R-4;

     e) a Letter of Transmittal (the "LETTER OF TRANSMITTAL"), a copy of which is filed in support hereof as EXHIBIT R-5;

     f) a Letter of Authorization (the "LETTER OF AUTHORIZATION"), a copy of which is filed in support hereof as EXHIBIT R-6;

     g) a Notice of Presentation of the Final Order (the "NOTICE OF PRESENTATION OF THE FINAL ORDER"), a copy of which is filed in support hereof as EXHIBIT R-7;

B.   CONTEXT OF THE ARRANGEMENT

9. Over the past few years, Petitioner has been subject to a number of extraordinary developments that have had a significant adverse impact on Petitioner's financial performance and operations;

10. In March 2000, in relation with certain of these developments, trading in the CINAR Shares was halted on both the NASDAQ National Market and the Toronto Stock Exchange;

11. In April 2000, a cease trade order was issued by the COMMISSION DES VALEURS MOBILIERES DU QUEBEC (the "CVMQ") prohibiting any transaction in the securities of Petitioner. Similar cease trade orders were subsequently issued by securities regulatory authorities in Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. (These cease trade orders will collectively be referred to as the "CEASE TRADE ORDERS");

12. As a result of the Cease Trade Orders, CINAR Shareholders residing in Canada have been completely prevented from trading CINAR Shares for more than three years, while the only market on which CINAR Shareholders residing outside of Canada can trade CINAR Shares is the over-the-counter market in the United States (the "PINK SHEETS");

13. It is at the current time impossible for Petitioner to effect any transaction involving CINAR Shares without a variation of the Cease Trade Orders;

14. In parallel with the present Application pursuant to section 192 CBCA, Petitioner has applied to the CVMQ and the five provincial securities regulatory authorities mentioned above for orders to partially lift the Cease Trade Orders to permit the completion of the Arrangement. The completion of the Arrangement is subject to Petitioner obtaining such orders;

15. Together with the required regulatory approvals, the approval of the Arrangement by CINAR Shareholders and its subsequent sanctioning by this Honourable Court would permit the Arrangement to proceed, allow CINAR Shareholders residing in Canada to sell their CINAR Shares, which they have been completely prevented from trading for more than three years, and maximise shareholder value for all CINAR Shareholders;

C.   THE ARRANGEMENT

16. If this Honourable Court renders the Interim Order sought by Petitioner, a special meeting of CINAR Shareholders will be held on February 5, 2004 (the "MEETING");

17. At the Meeting, CINAR Shareholders will be asked to approve the Arrangement by way of a special resolution of the shareholders (the "ARRANGEMENT RESOLUTION"), a copy of which is annexed as Appendix E to the Management Proxy Circular, Exhibit R-1;

18. To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Multiple Voting Shares and of Limited Voting Shares present in person or represented by proxy at the Meeting, voting as separate classes;

19.  The Arrangement provides that:

     a) Each CINAR Share shall be acquired by Newco for the following consideration (the "AGGREGATE CONSIDERATION"):

          i)   US$3.60 in cash per share; plus

          ii) an amount equal to a portion of the net proceeds, if any, from certain litigation involving Petitioner (the "SPECIFIED LITIGATION"). The amount payable to Shareholders, which is based on the outcome of the Specified Litigation, as well as the conditions and manner according to which such payment shall be made, are further described in the Plan of Arrangement, Appendix C to the Management Proxy CIRCULAR, Exhibit R-1;

     b) All outstanding and unexercised share purchase options, all outstanding performance units, and all other securities and other rights or entitlements respecting securities of Petitioner shall be cancelled;

     c) Petitioner and Newco shall amalgamate to form Amalco, which will take the name CINAR Corporation;

     d) All shares of Newco shall be converted into shares of Amalco, and all CINAR Shares shall be cancelled;

     the whole as more fully appears from the Plan of Arrangement, Appendix C to the Management Proxy Circular, Exhibit R-1;

20. It is impracticable to effect the result contemplated by the Arrangement under any provision of the CBCA other than section 192 for the following reasons:

     a) The transactions contemplated by the Arrangement Agreement require that the amalgamation between Petitioner and Newco occur once Newco has acquired the CINAR Shares, and thus could not be effected in a single-step operation under any other provision of the CBCA;

     b) Proceeding with these transactions in a multi-step operation would result in significantly less beneficial tax consequences for the corporation resulting from the amalgamation of Petitioner and Newco and, in some circumstances, for certain CINAR Shareholders;

     c) Only the arrangement procedure of section 192 CBCA provides the flexibility required to effect the result contemplated by the Arrangement Agreement while maximising shareholder value;

     d) For all practical purposes, the amount of the consideration to be received by CINAR Shareholders rests on the possibility to proceed in a single-step operation by way of an arrangement pursuant to section 192 CBCA;

D.   FAIRNESS TO CINAR SHAREHOLDERS

21. Petitioner's financial advisor, Merrill Lynch, Pierce, Fenner & Smith Inc. ("MERRILL LYNCH AND Co.") has provided Petitioner's Board of Directors (the "BOARD OF DIRECTORS") with a fairness opinion stating that the Aggregate Consideration is fair from a financial point of view to CINAR Shareholders, the whole as appears from the said fairness opinion dated October 30, 2003 (the "FAIRNESS OPINION"), a copy of which is annexed as Appendix G to the Management Proxy Circular, Exhibit R-1.

22. Since the Fairness Opinion was provided to the Board of Directors, the fixed cash portion of the Aggregate Consideration was increased from US$3.57 per CINAR Share to US$3.60 per CINAR Share. This increase is the result of a decision favourable to Petitioner that was rendered by a panel of arbitrators on November 28, 2003;

23. The US$3.60 cash portion of the Aggregate Consideration represents a premium of approximately 28% over the volume weighted average trading price on the Pink Sheets of the Limited Voting Shares for the six-month period immediately preceding the first public announcement of the Transaction;

24. CINAR Shareholders will indirectly benefit from the Specified Litigation in that any net amount received within the context of these proceedings, if any, will contribute to increase the Aggregate Consideration to be paid to CINAR Shareholders pursuant to the Arrangement;

25. The Board of Directors has unanimously determined that the Arrangement is in the best interests of Petitioner and will recommend that CINAR Shareholders vote in favour of the Arrangement Resolution at the Meeting;

26. Over the past three years, the Board of Directors has explored strategic options to maximise shareholder value. As part of this process, the Board of Directors, through its financial advisor, Merrill Lynch and Co., thoroughly canvassed potential buyers and merger partners, identifying as many as 60 parties who would be interested in entering into a transaction with CINAR;

27. Of these, discussions with twelve parties progressed to the due diligence stage, but after performing varying amounts of due diligence, only Newco was prepared to make a cash offer at a valuation considered appropriate by the Board of Directors and its advisors;

28. The terms of the Arrangement are the result of arm's-length negotiations conducted among representatives of Petitioner and Newco and their legal and financial advisors, and are the most favourable to CINAR Shareholders of all proposals received by Petitioner;

29. Moreover, the Board of Directors considers that the terms and conditions of the Arrangement Agreement are fair to CINAR Shareholders generally, including the amount of the termination fee and the circumstances in which it becomes payable by CINAR, and the fact that the terms of the Arrangement Agreement do not prevent the Board of Directors from accepting an unsolicited superior proposal;

30. On October 30, 2003, CINAR Shareholders holding approximately 96% of the Multiple Voting Shares and less than 0.1% of the Limited Voting Shares entered into a Voting Support Agreement with Newco pursuant to which they irrevocably agreed to vote the CINAR Shares they hold in favour of the Arrangement at the Meeting. This is sufficient to ensure approval of the Arrangement by the holders of Multiple Voting Shares, but will not materially affect the result of the vote of the holders of Limited Voting Shares;

31. As the above demonstrates, the proposed Arrangement is fair and reasonable to CINAR Shareholders;

E.   RIGHT OF CINAR SHAREHOLDERS TO DISSENT

32. The Plan of Arrangement proposes that CINAR Shareholders will be entitled to exercise a right of dissent with respect to their CINAR Shares, the whole as appears from the Plan of Arrangement, Appendix C to the Management Proxy Circular, Exhibit R-1;

33. Petitioner therefore asks this Honourable Court to issue, at the interim stage, an order permitting CINAR Shareholders to dissent if the Arrangement Resolution is approved, as well as an order stating that in order to validly dissent, such CINAR Shareholder must, notwithstanding subsection 190(5) CBCA, provide Petitioner with a written objection to the Arrangement Resolution no later than 5:00 p.m. (Eastern time) on the second business day preceding the Meeting;

F.   REDUCTION OF THE STATED CAPITAL AND SOLVENCY OF PETITIONER

34. Although Petitioner is able to pay its liabilities as they become due, Petitioner must, in order not to be deemed insolvent within the meaning of paragraph 192(2)(B) CBCA, ask holders of Limited Voting Shares to consider and vote upon a special resolution to reduce the stated capital of the Limited Voting Shares by $323,206,000 (the "STATED CAPITAL RESOLUTION"). A copy of the Stated Capital Resolution is annexed as Appendix F to the Management Proxy Circular, Exhibit R-1;

35. To be effective, the Stated Capital Resolution must be approved by at least two-thirds of the votes cast in respect thereof by holders of Limited Voting Shares present in person or represented by proxy at the Meeting;

36. If the Stated Capital Resolution is approved at the Meeting, Petitioner will, at the time of the Final Order, be solvent within the meaning of subsection 192(2) CBCA;

G.   INTERIM AND FINAL ORDERS

37. Given the large number of CINAR Shareholders, Petitioner requests from this Honourable Court to be dispensed from describing at length the CINAR Shareholders in the description of the impleaded parties and asks this Honourable Court to declare that all CINAR Shareholders and any transferees of securities in Petitioner be deemed parties, as Mis-en-cause, to the present proceedings;

38. Petitioner also requests from this Honourable Court a declaration respecting the manner and timing of service of the present proceedings on CINAR Shareholders and the documents required to be served on CINAR Shareholders;

     1.   INTERIM ORDER

39.  At the interim stage, Petitioner asks this Honourable Court to:

     a)   order that the Meeting be summoned;

     b) issue orders as to the manner in which the Meeting must be called, including orders as to the persons entitled to receive notice of the Meeting, documents to be sent to persons entitled to notice and persons entitled to attend the Meeting;

     c)   issue orders as to the use and solicitation of proxies;

     d) issue orders as to the manner in which the Meeting must be held and conducted and as to the vote required for the Arrangement to be approved;

     e) issue orders allowing CINAR Shareholders to dissent and providing for the procedure to be followed by CINAR Shareholders wishing to dissent;

     f) issue orders specifying the procedure to be followed by CINAR Shareholders wishing to appear on and/or contest Petitioner's application for the Final Order; and

     g) order that Petitioner may, upon approval of the Arrangement, apply to this Honourable Court for the Final Order, and set the date of the hearing of same;

     2.   FINAL ORDER

40. Should the Arrangement Resolution be approved by CINAR Shareholders at the Meeting, Petitioner will apply to this Honourable Court for the Final Order sanctioning the Arrangement;

41. Petitioner will accordingly, at the final stage, ask this Honourable Court to:

     a) declare that service of the present Application made in accordance with the Interim Order is valid and sufficient and amounts to service on all CINAR Shareholders; and

     b)   sanction the Arrangement;


42.  The present Application is well founded in fact and in law.

WHEREFORE PETITIONER PRAYS THIS HONOURABLE COURT, BY JUDGMENT TO INTERVENE HEREIN, TO:

     [1] DISPENSE Petitioner from describing at length the names of its shareholders in the description of the impleaded parties;

     [2] ORDER that all shareholders of Petitioner (the "CINAR SHAREHOLDERS") and any transferees of Petitioner's Variable Multiple Voting Shares or Limited Voting Shares (collectively, the "CINAR SHARES") be deemed parties, as Mis-en-cause, to the present proceedings and be bound by the terms of any order to be rendered herein;

A.   ON THE APPLICATION FOR INTERIM ORDER

     [3]  GRANT the present Application for Interim Order;


     AS TO THE MEETING

     [4] ORDER Petitioner to call, hold and conduct a special meeting of CINAR Shareholders (the "MEETING") to, among other things, consider and, if deemed advisable, pass, with or without variation, a special resolution substantially in the same form as set forth in Appendix E to the Management Proxy Circular, Exhibit R-1 (the "ARRANGEMENT RESOLUTION"), or as subsequently modified, to approve an arrangement involving Petitioner, 4113683 Canada Inc. ("NEWCO") and 3918203 Canada Inc. ("NEWCANCO") (the "ARRANGEMENT"), substantially in the same form as set forth in the Plan of Arrangement (the "PLAN OF ARRANGEMENT"), Appendix C to the Management Proxy Circular, Exhibit R-1, or as subsequently modified;

     [5] ORDER that the Meeting be summoned, held and conducted in accordance with the Notice of Meeting of Shareholders (the "NOTICE OF MEETING"), EXHIBIT R-3, the CBCA, the Articles and By-laws of Petitioner, the terms of the Interim Order and any further order of this Court, and the rulings and directions of the chair of the Meeting;

      AS TO THE ARRANGEMENT

     [6] ORDER that Petitioner be authorised, prior to or at the Meeting and without any additional notice to CINAR Shareholders, to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, subject to the terms of the Arrangement Agreement (the "ARRANGEMENT AGREEMENT"), Appendix A to the Management Proxy Circular, Exhibit R-1, and ORDER that the Plan of Arrangement so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution;


       AS TO THE FORMS OF PROXY AND THE SOLICITATION OF PROXIES

     [7] AUTHORISE Petitioner to use forms of proxy in substantially the same form as EXHIBIT R-4 (the "FORMS OF PROXY"), subject to Petitioner's ability to insert dates and other relevant information in the final Forms of Proxy;

     [8] AUTHORISE Petitioner, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents and representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement;

     [9] ORDER that the procedure for the use of proxies at the Meeting shall be as set out in the Management Proxy Circular, Exhibit R-1, provided that Petitioner may in its discretion waive generally the time limits for the deposit of proxies by CINAR Shareholders;

     AS TO THE DOCUMENTS REQUIRED TO BE SENT TO PERSONS ENTITLED TO NOTICE OF THE MEETING

     [10] ORDER that a copy of the present Application for Interim and Final
          Orders (the "APPLICATION"), a Notice of Presentation of the Final Order substantially in the same form as EXHIBIT R-7 (the "NOTICE OF PRESENTATION OF THE FINAL ORDER") and a copy of the Interim Order shall be included in the Management Proxy Circular to be distributed in the manner hereinafter described to the persons entitled to notice of the Meeting;

     [11] ORDER that notice of the Meeting be given, and service of the present
          Application be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of a French or English version, according to the election, if any, made by the intended recipient, of the following documents (collectively, the "MEETING AND APPLICATION MATERIAL"):

          a) the Management Proxy Circular, together with its appendices, all in substantially the same form as EXHIBIT R-1;

          b) a letter to CINAR Shareholders from the Chairman of the Board of Directors of Petitioner, substantially in the same form as EXHIBIT R-2;

          c)   the Notice of Meeting, substantially in the same form as EXHIBIT
               R-3;

          d)   the Forms of Proxy, substantially in the same form as EXHIBIT
               R-4;

          e) a Letter of Transmittal, substantially in the same form as EXHIBIT R-5;

          f) a Letter of Authorization, substantially in the same form as EXHIBIT R-6 with such amendments thereto as Counsel for Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order;


     AS TO THE RECORD DATE FOR NOTICE AND VOTING

     [12] DECLARE that the record date for the determination of CINAR
          Shareholders entitled to receive the Meeting and Application Material and to vote on the Arrangement Resolution shall be December 12, 2003 (the "RECORD DATE");

     AS TO PERSONS ENTITLED TO NOTICE OF THE MEETING

     [13] DECLARE that the only persons entitled to notice of the Meeting shall be the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered CINAR Shareholders pursuant to and in conformity with NATIONAL INSTRUMENT 54-101 RESPECTING COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER and, in Quebec, with REGULATION 54-101 RESPECTING COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER (collectively "NI 54-101"), the directors and auditors of Petitioner, the director appointed under section 260 CBCA (the "DIRECTOR"), Newco and NewCanCo;

     AS TO NOTICE OF THE MEETING AND SERVICE OF THE APPLICATION

     [14] ORDER that the Meeting and Application Material shall be distributed:

          a) in the case of registered CINAR Shareholders, by mailing same by prepaid first class mail or by delivering same in person or by recognised courier service to each and all registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on January 15, 2004;

          b) in the case of non-registered CINAR Shareholders, by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered CINAR Shareholders as set out in NI 54-101, the whole before the close of business on January 12, 2004;

          c) in the case of the directors of Petitioner, by delivering same in person or by recognised courier service addressed to the individual directors, the whole before the close of business on January 15, 2004;

          d) in the case of the auditors of Petitioner, by delivering same in person or by recognised courier service addressed to the firm of auditors, the whole before the close of business on January 15, 2004;

          e) in the case of Newco and NewCanCo, by delivering same in person or by recognised courier service to the solicitors for Newco and NewCanCo, the whole before the close of business on January 15, 2004;

          f) in the case of the Director, by delivering same in person or by recognised courier service to the Director, the whole before the close of business on January 15, 2004;

     [15] DECLARE that such mailing or delivery constitutes good and sufficient notice of the Meeting upon all such persons;

     [16] DECLARE that such mailing or delivery constitutes good and sufficient service of the present Application, and good and sufficient notice of presentation of Petitioner's application for a final order as set out below (the "APPLICATION FOR FINAL ORDER") on all Mis-en-cause, whether those persons reside within Quebec or within another jurisdiction;

     [17] ORDER that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order;

     [18] ORDER that a copy of each of the French and English versions of the Meeting and Application Material distributed to CINAR Shareholders pursuant to the Interim Order shall be filed in the Court record following distribution thereof;

     AS TO DEEMED RECEIPT AND SERVICE OF MEETING AND APPLICATION MATERIAL

     [19] DECLARE that the Meeting and Application Material shall be deemed, for the purposes of the present proceedings, to have been received by persons entitled to notice of the Meeting, and to have been served on all Mis-en-cause:

          a) in the case of distribution by prepaid first class mail, three business days after delivery thereof to the post office;

          b) in the case of delivery in person, upon receipt thereof at the intended recipient's address; and

          c) in the case of delivery by courier, one business day after receipt by the courier;

      AS TO THE RIGHTS OF DISSENT OF CINAR SHAREHOLDERS

     [20] ORDER that registered CINAR Shareholders be entitled to exercise rights of dissent and appraisal in accordance with and in compliance with section 190 CBCA (except as the procedures of that section are varied by the Interim Order) and the Plan of Arrangement, and to seek fair value for their CINAR Shares, provided that any registered CINAR Shareholder wishing to dissent (a) must have as a condition precedent thereto provided a written dissent notice objecting to the Arrangement Resolution to Petitioner, c/o Computershare Trust Company of Canada, attention: Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile number: (416) 981-9663, no later than 5:00 p.m. (Eastern time) on the second business day immediately preceding the Meeting, and (b) must otherwise strictly comply with section 190 CBCA. For the purposes of these proceedings, the "court" referred to in section 190 CBCA means the Superior Court of Quebec, district of Montreal;

          AS TO PERSONS ENTITLED TO ATTEND AND TO VOTE AT THE MEETING

     [21] DECLARE that the only persons entitled to attend the Meeting shall be:

          a) the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

          b)   duly appointed proxy holders;

          c)   the officers, directors, auditors and advisors of Petitioner;

          d)   representatives of Newco and NewCanCo; and

          e)   other persons with the permission of the Chair of the Meeting;

     [22] DECLARE that the only persons entitled to vote on the Arrangement
          Resolution at the Meeting, either in person or by proxy, shall be the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of the Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;


     AS TO THE MEETING AND TO THE VOTE ON THE ARRANGEMENT RESOLUTION

     [23] ORDER that the Meeting be conducted at the time and location specified in the Notice of Meeting, Exhibit R-3, and that Petitioner, if it deems it advisable, be specifically authorised to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of CINAR Shareholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement;

     [24] ORDER that the Meeting shall be a single meeting of CINAR
          Shareholders, who with respect to the Arrangement Resolution shall vote as separate classes, and that each CINAR Shareholder will be entitled to one vote for each CINAR Share held;

     [25] DECLARE that the vote required to pass the Arrangement Resolution, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the holders of Variable Multiple Voting Shares and of Limited Voting Shares present in person or represented by proxy at the Meeting, voting as separate classes;

     [26] DECLARE that for the purposes of the vote on the Arrangement
          Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast by CINAR Shareholders;

     AS TO APPEARANCES AND CONTESTATION OF THE FINAL ORDER

     [27] ORDER that any CINAR Shareholder wishing to appear on the Application for Final Order shall:

          a) file an appearance into the Court record and serve same on Petitioner's Counsel of record on or before January 23, 2004; and,

          b) if such appearance is with the view to contesting the Application for Final Order, serve on Petitioner's Counsel of record and file in the Court record, on or before January 30, 2004, a written contestation supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be permitted to contest the Application for Final Order;

     AS TO PRESENTATION OF THE FINAL ORDER

     [28] ORDER that, upon the approval by CINAR Shareholders of the Arrangement
          Resolution in the manner set forth in the Interim Order, Petitioner may apply to this Honourable Court for a final order as set out below;

     [29] ORDER that the Application for Final Order be presented on February 6,
          2004 before the Superior Court of Quebec, sitting in Commercial Division in and for the district of Montreal at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Quebec, Room 16.10 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

     [30] ORDER the Master of the Rolls of the Superior Court to include the Application for Final Order on the Roll of the Commercial Division of the Superior Court of Quebec in Room 16.10 of the Montreal Courthouse for February 6, 2004;


     AS TO VARIANCE

     [31] ORDER that Petitioner be entitled, at any time, to seek leave to vary the Interim Order;

B.  ON THE APPLICATION FOR FINAL ORDER

     [32] GRANT the present Application for Final Order;

     [33] DECLARE that the service of the present Application is valid and sufficient as having been made in accordance with the Interim Order of this Honourable Court and amounts to good and sufficient service on all CINAR Shareholders;

     [34] SANCTION the approval by CINAR Shareholders of the Arrangement
          Resolution;


     [35] THE WHOLE without costs.



                                               MONTREAL, January 5, 2004


                                               (S) Heenan Blaikie LLP
                                               --------------------------------
                                               HEENAN BLAIKIE LLP
                                               Attorneys for Petitioner
                                               CINAR CORPORATION

------------------------------------------------------------------------------

                                    AFFIDAVIT

------------------------------------------------------------------------------

I, the undersigned, Mark Chernin, lawyer, residing and domiciled at 1, Lauzon Street, in the City of Montreal (Borough of Pierrefonds), District of Montreal, Province of Quebec, do solemnly affirm:


     1. THAT I am the Vice-President Business and Legal Affairs of Petitioner in the present case; and

     2. THAT all of the facts alleged in the present APPLICATION FOR INTERIM AND FINAL ORDERS RESPECTING AN ARRANGEMENT INVOLVING CINAR CORPORATION, 4113683 CANADA INC. AND 3918203 CANADA INC. are true.



                                               AND I HAVE SIGNED:


                                               (SIGNED) Mark Chernin
                                               --------------------------------
                                               Mark Chernin




SOLEMNLY AFFIRMED TO before me
at Montreal, this 5th day of January, 2004


(SIGNED) ANNIE COTE
------------------------------------
Annie Cote #140 763
Commissioner of Oath for the judicial
districts of Laval and Montreal

------------------------------------------------------------------------------
                    NOTICE OF PRESENTATION OF THE FINAL ORDER
------------------------------------------------------------------------------


TAKE NOTICE that CINAR Corporation ("Petitioner") has filed an APPLICATION FOR INTERIM AND FINAL ORDERS RESPECTING AN ARRANGEMENT INVOLVING CINAR CORPORATION, 4113683 CANADA INC. AND 3918203 CANADA INC. (the "Application") before the Superior Court of Quebec, district of Montreal.

The Application will be presented, for adjudication on the final order contained therein (the "Final Order"), to the Superior Court of the judicial district of Montreal IN ROOM 16.10 OF THE MONTREAL COURTHOUSE, LOCATED AT 1 NOTRE-DAME EAST, IN MONTREAL (QUEBEC) ON FEBRUARY 19, 2004 AT 9:00 A.M. or as soon thereafter as Counsel may be heard.

Pursuant to the interim order issued by the Superior Court of Quebec on January 6, 2004 (the "Interim Order"), if you wish to make representations before the Court, you will be required to appear by filing an Appearance form at the office of the Clerk of the Superior Court of the district of Montreal on or before February 5, 2004, and to serve a copy of the said Appearance form within the same time limit on Petitioner's Counsel, at the following address:

                               HEENAN BLAIKIE LLP
                              c/o Me Bernard Amyot
                    1250 Rene-Levesque Blvd. West, 25th floor
                            Montreal, Quebec H3B 4Y1

If you wish to contest the issuance by the Court of the Final Order, you will be required, pursuant to the Interim Order, to prepare a written contestation containing the reasons why the Court should not issue the Final Order. This written contestation must be supported as to the facts by affidavit(s), and exhibit(s) if any, and must be filed with the office of the Clerk of the Superior Court of the district of Montreal on or before February 12, 2004, and served within the same time limit on Petitioner's Counsel, at the above-mentioned address.

TAKE FURTHER NOTICE that, if you do not file a written contestation and/or an appearance within the above-mentioned time limits, you will not be entitled to contest the Final Order or make representations before the Court, and Petitioner will be granted a judgment without further notice or extension.

If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself in accordance with the formalities of the law.

PLEASE ACT ACCORDINGLY.


                                          MONTREAL, January 5, 2004

                                          (S) HEENAN BLAIKIE LLP
                                           -----------------------------------
                                           HEENAN BLAIKIE LLP
                                           Attorneys for Petitioner,
                                           CINAR CORPORATION


                                  APPENDIX B-II

                                  INTERIM ORDER




                                 SUPERIOR COURT

CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

No:    500-11-022143-040


DATE: January 12, 2004
______________________________________________________________________________

     IN THE PRESENCE OF: THE HONOURABLE JOEL A. SILCOFF, J.S.C.
______________________________________________________________________________


CINAR CORPORATION
    Petitioner
v.
SHAREHOLDERS OF CINAR CORPORATION
and
4113683 CANADA INC.
and
3918203 CANADA INC.
        Mis-en-cause


______________________________________________________________________________

                                    JUDGEMENT
______________________________________________________________________________


INTRODUCTION

[1] The Court is seized of Petitioner's APPLICATION FOR INTERIM AND FINAL ORDERS RESPECTING AN ARRANGEMENT INVOLVING CINAR CORPORATION, 4113683 CANADA INC. AND 3918203 CANADA INC. (the "APPLICATION").

[2] The Application, made pursuant to the provisions of section 192 CBCA, contemplates a three-step procedure for obtaining the Court's approval for the Arrangement (hereinafter defined) :

     (i) The first step is obtaining an interim order that a meeting of CINAR shareholders (collectively the "CINAR SHAREHOLDERS") be summoned to approve the Arrangement, as well as orders relating to procedural matters (collectively, the "INTERIM ORDER");

     (ii) The second step is the calling and holding of the special meeting of the CINAR Shareholders (the "MEETING") for the purpose, INTER ALIA, of approving the Arrangement; and

     (iii) The third step, if the Arrangement is approved by the CINAR Shareholders at the shareholders' meeting, is the hearing to obtain a final order approving the Arrangement (the "FINAL ORDER").

[3] At the interim stage of the Application, Petitioner asks that the Court:

          "a)  order that the Meeting be summoned;
          b) issue orders as to the manner in which the Meeting must be called, including orders as to the persons entitled to receive notice of the Meeting, documents to be sent to persons entitled to notice and persons entitled to attend the Meeting;
          c)   issue orders as to the use and solicitation of proxies;
          d) issue orders as to the manner in which the Meeting must be held and conducted and as to the vote required for the Arrangement to be approved;
          e) issue orders allowing CINAR Shareholders to dissent and providing for the procedure to be followed by CINAR Shareholders wishing to dissent;
          f) issue orders specifying the procedure to be followed by CINAR Shareholders wishing to appear on and/or contest Petitioner's application for the Final Order; and
          g) order that Petitioner may, upon approval of the Arrangement, apply to the Court for the Final Order, and set the date of the hearing of same."

[4] The present judgment will only address Petitioner's request for the Interim Order.

THE FACTS

[5] Petitioner and Mise-en-cause 4113683 Canada Inc. ("NEWCO"), a corporation wholly-owned by Mise-en-cause 3918203 Canada Inc. ("NEWCANCO"), entered into an arrangement agreement on October 30, 2003 (the "ARRANGEMENT AGREEMENT"), pursuant to which Newco will acquire all of the issued and outstanding CINAR Variable Multiple Voting Shares and Limited Voting Shares, (collectively the "CINAR SHARES") and immediately thereafter Newco and Petitioner will amalgamate and continue as one corporation. The Arrangement Agreement is annexed as Appendix A to the draft Management Proxy Circular (the "MANAGEMENT PROXY CIRCULAR"), Exhibit R-1.

[6] It is proposed that these transactions will be carried out by way of an arrangement pursuant to section 192 CBCA (the "ARRANGEMENT"). The Arrangement is further described in the Plan of Arrangement (the "PLAN OF ARRANGEMENT") annexed as Appendix C to the Management Proxy Circular, Exhibit R-1.

[7] For the reasons more fully described in the Application, Petitioner alleges it is impracticable to effect the result contemplated by the Arrangement under any provision of the CBCA other than section 192, and the proposed Arrangement is fair and reasonable to Petitioner's shareholders (the "CINAR SHAREHOLDERS").

[8] Contemporaneously with the present Application, Petitioner has applied to the COMMISSION DES VALEURS MOBILIERES DU QUEBEC (the "CVMQ") and the five other provincial securities regulatory authorities having jurisdiction for orders to partially lift the cease trade orders, previously issued by each of them, in order to permit the completion of the Arrangement. The completion of the Arrangement is subject to and conditional upon Petitioner obtaining such orders.


APPLICABLE LAW

[9] On an application for approval of the Arrangement under section 192 CBCA, Petitioner must satisfy the Court that :

          a)   the statutory requirements have been fulfilled;

          b)   the Arrangement is put forward in good faith; and

          c)   the Arrangement is fair and reasonable.

[10] For the purposes of the present judgment and the Interim Order sought, the Court will limit its analysis to Petitioner's compliance with the statutory requirements of the CBCA. The Court is satisfied, at the present time, that the Arrangement is put forward in good faith. As to the matter of "fair and reasonable", that determination is more appropriately dealt with at the time of presentation of the Application seeking the Final Order.

[11] Regarding the fulfillment of the statutory requirements, the Petitioner is required to establish, at this stage of the Application, that the
Arrangement:

          a)   constitutes an "arrangement" as defined under subsection 192(1)
               CBCA;

          b) that is not "insolvent" as defined in subsections 192 (2) (a) &(b) CBCA; and

          c) that it is not practicable for the Petitioner to effect a fundamental change in the nature of an arrangement under any other provision of the CBCA.

[12] See with respect to the above, RE ST. LAWRENCE & HUDSON RAILWAY CO. [1998] O.J. No. 3934 (Ont. C.J. Gen. Div.), Blair, J. and authorities cited at paragraph 14 of the judgment.

[13] Moreover, on an application for any interim or final order under section 192 ff. CBCA, Petitioner shall give the Director appointed under section 260 CBCA, notice of the Application and the Director is entitled to appear and be heard in person or by counsel (subsection 192(5) CBCA).


ANALYSIS

[14] As to the fulfillment of the statutory requirements:


     THE ARRANGEMENT

[15] The Arrangement provides, INTER ALIA, the following:

          (a)  All CINAR shares will be acquired by Newco;

          (b) The consideration for each share consists of a cash portion plus an amount calculated in relation to the net proceeds, if any, from certain litigation involving Petitioner;

          (c)  Petitioner and Newco will then amalgamate to form Amalco; and

          (d) This sequence of transactions will occur on the same day, as part of a single-step operation.

[16] The Court is satisfied that the Arrangement constitutes an "arrangement" within the meaning of section 192 CBCA. It includes a "combination" of various operations encompassed by section 192 CBCA (s. 192(1)(H)), namely:

          (a)  an "amalgamation" of Petitioner and Newco (s. 192(1)(B)); and

          (b) an "exchange of securities" of Petitioner for "property, money or other securities" of Newco (s. 192(1)(F)).


     THE INSOLVENCY ISSUE

[17] Subsection 192(3) CBCA provides that the corporation applying for an order approving an arrangement must not be insolvent within the meaning of subsection 192(2) CBCA. As for the first test provided in subsection 192(2)(a), Petitioner has produced, in support of its Application, a detailed affidavit of Richard Genest, Senior Vice-President and Chief Financial Officer, supported by relevant financial statements, confirming that in his opinion Petitioner is currently able to pay its liabilities as they become due.

[18] With respect to the second solvency test provided in subsection 192
(2)(b), as stated in the Application, it is proposed that Petitioner's stated capital will be reduced at the Meeting as a result of the adoption of the Stated Capital Resolution, (as defined in the Management Proxy Circular, Exhibit R-1) which will be submitted to the CINAR Shareholders prior to the vote on the Arrangement Resolution (as defined in the Management Proxy Circular, Exhibit R-1) and which is a condition of the completion of the Arrangement.

[19] Subject to the adoption of the Stated Capital Resolution, the Court is satisfied that Petitioner will, at the time of the Final Order, be solvent within the meaning of subsection 192(2) CBCA.

[20] See in this regard, FIRST CHOICE CAPITAL FUND LTD. v. SASKATCHEWAN (DIRECTOR OF CORPORATIONS) (1999), 184 Sask. R. 267 (Sask. Q.B.) at p.12. See also: Industry Canada (Corporations Canada), POLICY CONCERNING ARRANGEMENTS UNDER SECTION 192 OF THE CBCA, at p. 2-3.


     THE IMPRACTICABILITY TEST

[21] Subsection 192(3) CBCA provides that a corporation may apply to a court for an order approving an arrangement "[w]here it is not practicable for [the] corporation to effect a fundamental change in the nature of an arrangement under any other provision of this Act".

[22] Petitioner's counsel in its PRECIS D'ARGEMENTATION submits :


     "4. The "impracticability" test of subsection 192(3) CBCA should be interpreted broadly and be considered from a practical business point of view:

          o RE ST. LAWRENCE & HUDSON RAILWAY CO., [1998] O.J. No. 3934 (Ont. C.J. Gen. Div.), at par. 18 (...)

                    "The test is one of `practicability', not `impossibility'. The Applicants need not prove that the transactions contemplated in the Plan are impossible to accomplish in some other way"

          o PACIFICA PAPERS INC. v. JOHNSTONE, (2001) 15 B.L.R. (3d) 249 (B.C. S.C.) [conf. by (2001) 19 B.L.R. (3d) 62 (B.C. C.A.)], at par. 59 (...)

                    "[W]hat is not practical must mean not practical in a business sense so that reasonable and fair business objectives can be pursued by corporations without onerous time and financial constraints"

          o    IMPERIAL TRUST COMPANY v. CANBRA FOODS LTD, (1987) 50 Alta L.R.
               (2d) 375 (Alta. Q.B.), at par. 39-41 (...)

                     "(1) The word `impracticable' is not synonymous with
                    `impossible';

                    (2) The statutory provisions are to be given a broad scope and `impracticable' should be interpreted broadly; and

                    (3) The criterion to be applied to the interpretation of `impracticable' must be a standard `to govern the affairs of practical men engaged in business"

          o See also: Industry Canada (Corporations Canada), POLICY CONCERNING ARRANGEMENTS UNDER SECTION 192 OF THE CBCA, at p. 3, par 2.07 (...)

                    "The Director endorses the view that the impracticability requirement means something less than "impossible" and, generally, that the test would be satisfied by demonstrating that it would be inconvenient or less advantageous to the corporation to proceed under other provisions of the Act."


     5. It is impracticable to effect the results contemplated by the Arrangement in the present case, which involves an acquisition and an amalgamation, under any provision of the CBCA other than section 192:

          a) In order to effect first the acquisition of the CINAR Shares, and then amalgamate CINAR and Newco, Petitioner would otherwise have to use the take-over bid procedure of the CBCA, followed by an amalgamation:

               i) This could create adverse tax consequences because in practice, the take-over bid and the amalgamation could not be effected on the same day. Since both operations create year-ends for tax purposes, proceeding by way of a take-over bid followed at a subsequent date by an amalgamation would produce multiple year-ends, which could, in particular, accelerate the expiry of Petitioner's non-capital losses;

          b) On the other hand, proceeding to the amalgamation without Newco first acquiring the CINAR Shares would also cause negative tax implications:

               i) If the amalgamation involved the payment of a cash amount to CINAR Shareholders, Amalco could potentially not be considered a continuation of CINAR for tax purposes, and the tax attributes of CINAR would not flow through to Amalco. This would have significant negative tax implications for Amalco;

               ii) If the amalgamation involved the issuance of shares of Amalco to CINAR Shareholders, followed by a cash redemption of the shares in Amalco, two types of negative tax implications could be created:

                    (1) Certain potentially beneficial tax provisions would not be available to Amalco since the amalgamation would not take place between a corporation and its wholly-owned subsidiary;

                    (2) A portion of the redemption amount of the CINAR Shares would be considered for certain CINAR Shareholders as a dividend rather than as proceeds on the sale of shares;

     6. For all practical purposes, the consideration to be received by CINAR Shareholders rests on the possibility to proceed by way of a single-step operation, which can only be done through an arrangement under section 192 CBCA:

          o See: PACIFICA PAPERS INC. v. JOHNSTONE, (2001) 15 B.L.R. (3d) 249 (B.C. S.C.) [conf. by (2001) 19 B.L.R. (3d) 62 (B.C. C.A.)], at par. 59 (...)

                    "The Arrangement facilitates a one-step transaction that enables the deemed exercise of the options and Norske's acquisition of Pacifica's shares. This is in part what Norske is paying for, and, for all practical purposes, the success of the transaction, and the consideration to be received by Pacifica's shareholders, turns on Pacifica being able to deliver this certain result which it cannot do except through an arrangement."

          7. Furthermore, the context in which the Arrangement takes place should be considered (E.G. trading of the CINAR Shares has been halted since March 2000 on Nasdaq and the TSX, and Cease Trade Orders have been in force since 2000);

          8. If other regulatory approvals are obtained, the approval and sanctioning of the Arrangement will allow CINAR Shareholders residing in Canada to sell their CINAR Shares, thereby maximizing value on shares that they have been completely prevented from trading for more than three years; "

[23] The Court concurs with Petitioner's submissions in this regard.

[24] In view of the foregoing, considering the allegations of the Application and the affidavit of Mark Chernin, Vice-President Business and Legal Affairs, dated January 5, 2004 filed in support thereof, the Court is satisfied that the impracticability test has been met.


     NOTICE TO THE DIRECTOR

[25] The Court is satisfied that the requisite notice of the Application, contemplated by subsection 192(5) CBCA, has been given to the Director. By letters dated January 5, 2004 and January 7, 2004 addressed to Petitioner's counsel by Louis Chronopoulos, Arrangements and Exemptions Officer, Corporations Canada, he acknowledges receipt of the Application and related documents and confirms in both letters that "the staff of the Director has determined that the Director does not need to appear or to be heard on the (A)pplication".


     EX PARTE APPLICATION

[26] The Application, seeking the Interim Order only, has been presented EX
PARTE.

[27] On this subject, Blair, J. in RE FIRST MARATHON INC., [1999] O.J. No.
2805 (Ont. S.C.J.), at par. 9 in dealing with an application under similar provisions of the Ontario BUSINESS CORPORATIONS ACT concludes that no prior notice to shareholders is required for the interim order, the purpose of such an order being "simply to set the wheels in motion for the application process relating to the arrangement and to establish the parameters for the holding of shareholder meetings to consider approval of the arrangement in accordance with the statute".

[28] See as well, M. et P. Martel, LA COMPAGNIE AU QUEBEC (VOLUME 1: LES ASPECTS JURIDIQUES), Montreal, Wilson & Lafleur, 2002, at pp 19-74 and 19-75.

[29] The Court concurs with the foregoing analysis of the subject by Blair,
J. as well as that of Mtres Martel. In the circumstances of the present Application, to require Petitioner to serve notice on all shareholders before taking any steps would be unwarranted and only further complicate and delay the process. Interested shareholders will not be prejudiced by the Interim Order and will have ample opportunity, at any time prior or subsequent to the proposed Meeting, if required and so advised, to petition the Court for appropriate relief.

FOR THE FOREGOING REASONS, THE COURT:

[30] GRANTS, in part, Petitioner's Application for Interim Order;

[31] DISPENSES Petitioner from describing at length the names of its shareholders in the description of the impleaded parties;

[32] ORDERS that all shareholders of Petitioner and any transferee of the CINAR Shares be deemed parties, as Mis-en-cause, to the present proceedings and be bound by the terms of this interim judgment unless otherwise modified or amended;


AS TO THE MEETING

[33] ORDERS Petitioner to call, hold and conduct a special meeting of CINAR Shareholders to, INTER alia, consider and, if deemed advisable, pass, with or without variation, a special resolution substantially in the same form as set forth in Appendix E to the Management Proxy Circular, Exhibit R-1 (the "ARRANGEMENT RESOLUTION"), or as subsequently modified, to approve the Arrangement involving Petitioner, Newco and NewCanCo, substantially in the form set forth in the Plan of Arrangement, Appendix C to the Management Proxy Circular, Exhibit R-1, or as subsequently modified;

[34] ORDERS that the Meeting be summoned, held and conducted in accordance with the Notice of Meeting of Shareholders, Exhibit R-3 (the "NOTICE OF MEETING"), the CBCA, the Articles and By-laws of Petitioner, the terms of this Interim Order and, to the extent applicable, any further order of this Court, as well as the rulings and directions of the chair of the Meeting;

[35] ORDERS that the Meeting be held on February 17, 2004, at the time and place mentioned in the Notice of Meeting;


AS TO THE ARRANGEMENT

[36] ORDERS that Petitioner be authorized, prior to the mailing or delivery of the Meeting and Application Material (hereinafter defined), to make such non-material amendments, revisions or supplements to the Plan of Arrangement as it may determine, subject to the terms of the Arrangement Agreement, and ORDERS that the Plan of Arrangement if so amended, revised or supplemented be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution;


AS TO THE FORMS OF PROXY AND THE SOLICITATION OF PROXIES

[37] AUTHORISES Petitioner to use forms of proxy in substantially the same form as Exhibit R-4 (the "FORMS OF PROXY"), subject to Petitioner's ability to insert dates and other relevant information in the final Forms of Proxy;

[38] AUTHORISES Petitioner, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents and representatives as it may retain for that purpose, by mail or such other forms of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement and to applicable statutory and regulatory requirements;

[39] ORDERS that the procedure for the use of proxies at the Meeting be as set out in the Management Proxy Circular, Exhibit R-1, provided that Petitioner may in its discretion waive generally the time limits for the deposit of proxies by CINAR Shareholders;


AS TO THE DOCUMENTS REQUIRED TO BE SENT TO PERSONS ENTITLED TO NOTICE OF THE MEETING

[40] ORDERS that a copy of the Application, a Notice of Presentation of the Final Order substantially in the same form as Exhibit R-7 (the "NOTICE OF PRESENTATION OF THE FINAL ORDER") and a copy of this Interim Order be included in the Management Proxy Circular to be distributed in the manner hereinafter described to the persons entitled to notice of the Meeting;

[41] ORDERS that notice of the Meeting be given and service of the Application be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of a French or English version, according to the election, if any, made by the intended recipient, of the following documents (collectively, the "MEETING AND APPLICATION MATERIAL"):


     a) the Management Proxy Circular, together with its appendices, all in substantially the same form as Exhibit R-1;

     b) a letter to CINAR Shareholders from the Chairman of the Board of Directors of Petitioner, substantially in the same form as Exhibit R-2;

     c)   the Notice of Meeting, substantially in the same form as Exhibit R-3;

     d)   the Forms of Proxy, substantially in the same form as Exhibit R-4;

     e)   a Letter of Transmittal, substantially in the same form as Exhibit
          R-5;

     f)   a Letter of Authorization, substantially in the same form as Exhibit
          R-6;

with such amendments thereto as Counsel for Petitioner may advise are reasonably necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order;


AS TO THE RECORD DATE FOR NOTICE AND VOTING

[42] DECLARES that the record date for the determination of CINAR
Shareholders entitled to receive the Meeting and Application Material and to vote on the Arrangement Resolution shall be January 16, 2004 (the "RECORD DATE");


AS TO PERSONS ENTITLED TO NOTICE OF THE MEETING

[43] DECLARES that the only persons entitled to notice of the Meeting shall be the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered CINAR Shareholders pursuant to and in conformity with NATIONAL INSTRUMENT 54-101 RESPECTING COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER and, in Quebec, with REGULATION 54-101 RESPECTING COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER (collectively "NI 54-101"), the directors and auditors of Petitioner, the Director appointed under section 260 CBCA, Newco and NewCanCo;


AS TO THE NOTICE OF MEETING AND SERVICE OF THE APPLICATION

[44] ORDERS that the Meeting and Application Material be distributed:


     a) in the case of registered CINAR Shareholders, by mailing same by prepaid first class mail or by delivering same in person or by recognised courier service to each and all registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on January 21, 2004;

     b) in the case of non-registered CINAR Shareholders, by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered CINAR Shareholders as set out in NI 54-101, the whole before the close of business on January 21, 2004;

     c) in the case of the directors of Petitioner, by delivering same in person or by recognised courier service addressed to the individual directors, the whole before the close of business on January 21, 2004;

     d) in the case of the auditors of Petitioner, by delivering same in person or by recognised courier service addressed to the firm of auditors, the whole before the close of business on January 21, 2004;

     e) in the case of Newco and NewCanCo, by delivering same in person or by recognised courier service to the solicitors for Newco and NewCanCo, the whole before the close of business on January 21, 2004;

     f) in the case of the Director, by delivering same in person or by recognised courier service to the Director, the whole before the close of business on January 21, 2004;

[45] DECLARES that such mailing or delivery constitutes good and sufficient Notice of Meeting upon all such persons;

[46] DECLARES that such mailing or delivery constitutes good and sufficient service of the Application, and good and sufficient notice of presentation of Petitioner's application for a final order as set out in the Application (the "APPLICATION FOR FINAL ORDER") on all Mis-en-cause, whether those persons reside within the Province of Quebec or within another jurisdiction and to the extent necessary, shorten the delays provide by law for service of the Application;

[47] ORDERS that a copy of each of the French and English versions of the Meeting and Application Material distributed to CINAR Shareholders pursuant to this Interim Order be filed in the Court record following distribution thereof;


AS TO DEEMED RECEIPT AND SERVICE OF MEETING AND APPLICATION MATERIAL

[48] DECLARES that the Meeting and Application Material shall be deemed, for the purposes of the present proceedings, to have been received by persons entitled to the Notice of Meeting, and to have been served on all Mis-en-cause:


     a) in the case of distribution by prepaid first class mail, three business days after delivery thereof to the post office;

     b) in the case of delivery in person, upon receipt thereof at the intended recipient's address; and

     c) in the case of delivery by courier, one business day after receipt by the courier;


AS TO THE RIGHTS OF DISSENT OF CINAR SHAREHOLDERS

[49] ORDERS that registered CINAR Shareholders be entitled to exercise rights of dissent and appraisal in accordance with and in compliance with section 190 CBCA (except as the procedures of that section are varied by this Interim Order) and the Plan of Arrangement, and to seek fair value for their CINAR Shares, provided that any registered CINAR Shareholder wishing to dissent
(a) must have as a condition precedent thereto provided a written dissent notice objecting to the Arrangement Resolution to Petitioner, c/o Computershare Trust Company of Canada, attention: Corporate Actions, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, facsimile number: (416) 981-9663, no later than 5:00 p.m. (Eastern time) on the second business day immediately preceding the date of the Meeting, and (b) must otherwise strictly comply with section 190 CBCA. For the purposes of these proceedings, the "court" referred to in section 190 CBCA means the Superior Court of Quebec, district of Montreal;


AS TO PERSONS ENTITLED TO ATTEND AND TO VOTE AT THE MEETING

[50] DECLARES that the only persons entitled to attend the Meeting shall be:


     a) the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of this Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulation and policy statements;

     b)   duly appointed proxy holders;

     c)   the officers, directors, auditors and advisors of Petitioner;

     d)   representatives of Newco and NewCanCo; and

     e)   other persons with the permission of the Chair of the Meeting;

[51] DECLARES that the only persons entitled to vote on the Arrangement Resolution at the Meeting, either in person or by proxy, shall be the registered CINAR Shareholders as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions of this Interim Order and subject to the provisions of the CBCA and applicable securities legislation, regulations and policy statements;

AS TO THE MEETING AND THE VOTE ON THE ARRANGEMENT RESOLUTION

[52] ORDERS that the Meeting be conducted at the time and location specified in the Notice of Meeting, Exhibit R-3, and that Petitioner, if it deems it advisable, be specifically authorised to adjourn or postpone the Meeting on one or more occasions, subject to the terms of the Arrangement Agreement;

[53] ORDERS that the Meeting be a single meeting of CINAR Shareholders, who with respect to the Arrangement Resolution shall vote as separate classes;

[54] DECLARES that the vote required to pass the Arrangement Resolution, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by the holders of Variable Multiple Voting Shares and of Limited Voting Shares present in person or represented by proxy at the Meeting, voting as separate classes;

[55] DECLARES that for the purposes of the vote on the Arrangement
Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast by CINAR Shareholders;

AS TO APPEARANCES AND CONTESTATION OF THE FINAL ORDER

[56] ORDERS that any CINAR Shareholder wishing to appear on the Application for Final Order shall:

     a) file an appearance in the Court record and serve same on Petitioner's Counsel of record, Heenan Blakie LLP, on or before February 5, 2004; and,

     b) if such appearance is with the view to contesting the Application for Final Order, serve on Petitioner's said Counsel of record and file in the Court record, on or before February 12, 2004, a written contestation supported as to the facts by affidavit(s), and exhibit(s) if any;

AS TO PRESENTATION OF THE FINAL ORDER

[57] ORDERS that, upon the approval by CINAR Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Petitioner may apply to the Court for a final order as set out in the Application;

[58] ORDERS that the Application for Final Order be presented on Thursday, February 19, 2004 before the Superior Court of Quebec, Commercial Division, sitting in and for the district of Montreal at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Quebec, Room 16.10 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

[59] DIRECTS the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for Final Order on the Roll of the Commercial Division for presentation in Room 16.10 of the Montreal Courthouse for Thursday, February 19, 2004;


AS TO VARIANCE

[60] RESERVES to Petitioner the right, to seek leave to vary the terms of this Interim Order;

[61] THE WHOLE without costs.


                                           (S) JOEL A. SILCOFF
                                           -----------------------------------
                                           JOEL A. SILCOFF, J.S.C.

Me Bernard Amyot
Me Patrick Ferland
Me Eric Levy
Heenan Blaikie L.L.P.
Attorneys for Petitioner

Me Robert Pare
Fasken Martineau
Attorney for 4113683 Canada Inc. and 3918203 Canada Inc.

Date of hearing:           January 6th, 2004

                                   APPENDIX C


                                     PLAN OF
                      ARRANGEMENT UNDER SECTION 192 OF THE
                        CANADA BUSINESS CORPORATIONS ACT


                                   ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

SECTION 1.1 DEFINITIONS

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

     "4113683" means 4113683 Canada Inc., a corporation incorporated under the CBCA;

     "AMALCO" means the corporation resulting from the Amalgamation;

     "AMALGAMATION" means the amalgamation of 4113683 and Cinar pursuant to Subsection 2.2(d);

     "ARRANGEMENT" means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order;

     "ARRANGEMENT AGREEMENT" means the arrangement agreement made as of the 30th day of October, 2003 between 4113683 and Cinar, as same may be amended from time to time;

     "BUSINESS DAY" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montreal, Quebec or Toronto, Ontario are not open for business during normal banking hours;

     "CBCA" means the CANADA BUSINESS CORPORATIONS ACt, as now in effect and as same may be amended from time to time prior to the Effective Date;

     "CCE AGREEMENT" means the contingent cash entitlement agreement to be dated as of the Effective Date among 3918203 Canada Inc., Cinar and the members of the Litigation Committee (as defined therein) pursuant to which the CCEs are to be created and allocated;

     "CCES" means the contingent cash entitlements to be created by 3918203 Canada Inc. pursuant to the CCE Agreement and to be allocated to the Cinar Shareholders in payment for their Cinar Shares pursuant to the terms of the CCE Agreement and the Arrangement;

     "CERTIFICATE DATE" has the meaning ascribed thereto in Subsection
     4.5(c);

     "CINAR" means Cinar Corporation, a corporation incorporated under the CBCA;

     "CINAR OPTIONS" means the Cinar share purchase options granted under the Cinar Stock Option Plan and being outstanding and unexercised immediately prior to the Effective Time;

     "CINAR PUS" means the performance units granted under the Cinar Performance Unit Plan and being outstanding and unexercised immediately prior to the Effective Time;

     "CINAR PERFORMANCE UNIT PLAN" means Cinar's Performance Unit Plan, as amended and restated;

     "CINAR SHAREHOLDERS" means the registered holders of Cinar Shares;

     "CINAR SHARES" means the Limited Voting Shares and Multiple Voting
     Shares;

     "CINAR STOCK OPTION PLAN" means Cinar's Stock Option Plan, as amended and restated;

     "CLAIM" means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

     "CORPORATE NON-RESIDENT SHAREHOLDER" means a Non-Resident Shareholder which has not established to the satisfaction of 4113683 that it is not a corporation for the purposes of the TAXATION ACT (Quebec);

     "COURT" means the Quebec Superior Court;

     "DEPOSITARY" means Computershare Trust Company of Canada at its principal office in Toronto;

     "DIRECTOR" means the Director appointed under Section 260 of the CBCA;

     "DISSENT PROCEDURES" has the meaning ascribed thereto in Section 3.1;

     "EFFECTIVE DATE" means the date on which this Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

     "EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Effective
     Date;

     "FINAL ADJUDICATION" in relation to any matter or proceeding means that such matter or proceeding has been fully and finally settled or subject to a final binding (without right of appeal) adjudicative determination;

     "FINAL ORDER" means the final order of the Court approving the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement, as such order may be amended or modified by the highest court to which appeal may be applied for;

     "FOUNDER OPTIONS" means the Cinar Options to acquire the Underlying Shares which were the subject of the Founder Option Proceedings;

     "FOUNDER OPTION PROCEEDINGS" means the proceedings relating to the Founder Options, which the Founders were claiming the due exercise of, while Cinar was maintaining the position that the Founder Options were not duly exercised and that the issuance of Cinar Shares pursuant to the purported exercise of the Founder Options was not permitted by Law prior to expiry and, as a result, no financial entitlements or entitlements to acquire Cinar Shares applied in respect thereof, which proceedings were the subject of a decision of an arbitration panel dated November 28, 2003;

     "FOUNDERS" means Ronald Weinberg, Micheline Charest and/or Persons controlled by them;

     "GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "INTERIM ORDER" means the interim order of the Court made in connection with the approval of the Arrangement following the application therefor contemplated by Section 2.1 of the Arrangement Agreement;

     "LAWS" means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets);

     "LETTER OF TRANSMITTAL" means the letter of transmittal to be forwarded by Cinar to Cinar Shareholders together with the Proxy Circular or such other equivalent form of letter of transmittal acceptable to 4113683, acting reasonably;

     "LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of Cinar;

     "MEETING" means the special meeting of the Cinar Shareholders
     (including any adjournment or postponement thereof) to be held to, among other things, consider and, if deemed advisable, approve the Arrangement by way of special resolution (as defined in the CBCA);

     "MULTIPLE VOTING SHARES" means the Variable Multiple Voting Shares in the capital of Cinar;

     "NET LITIGATION PROCEEDS" has the meaning ascribed thereto in the Arrangement Agreement;

     "NON-RESIDENT SHAREHOLDER" means any Person who beneficially owns
     Cinar Shares who has not established to the satisfaction of 4113683 that at all relevant times for the purposes of the INCOME TAX ACT (Canada) he is resident, or deemed to be resident, in Canada;

     "PERSON" includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

     "PREDECESSOR CORPORATIONS" has the meaning ascribed thereto in Subsection 2.2(d);

     "PROXY CIRCULAR" means the management proxy circular of Cinar dated
     January 12, 2004 sent to Cinar Shareholders in connection with the Meeting, including the schedules and appendices thereto and all amendments from time to time made thereto;

     "QUEBEC CERTIFICATE DATE" has the meaning ascribed thereto in Subsection 4.6(c);

     "QUEBEC REMITTANCE DATE" has the meaning ascribed thereto in Subsection 4.6(d);

     "QUEBEC WITHHELD AMOUNT" in respect of any Corporate Non-Resident Shareholder means the amount withheld from the purchase price for the Cinar Shares of such Corporate Non-Resident Shareholder pursuant to Subsection 4.6(a) or Subsection 4.6(b);

     "REMITTANCE DATE" has the meaning ascribed thereto in Subsection
     4.5(d);

     "SETTLEMENT DEADLINE" means the date which is five Business Days prior to the Meeting;

     "UNDERLYING SHARES" means the 840,000 Cinar Shares underlying the Founder Options; and

     "WITHHELD AMOUNT" in respect of any Non-Resident Shareholder means the amount withheld from the purchase price for the Cinar Shares of such Non-Resident Shareholder pursuant to Subsection 4.5(a) or Subsection 4.5(b).

SECTION 1.2  NUMBER AND GENDER

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and VICE VERSA, and words importing any gender include all genders.

SECTION 1.3  INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

The division of this Plan of Arrangement into Articles, Sections, Subsections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

SECTION 1.4  DATE FOR ANY ACTION

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

SECTION 1.5  TIME

All times expressed herein or in any Letters of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

SECTION 1.6  CURRENCY

All references to currency in this Plan of Arrangement are to United States dollars, being lawful money of the United States of America.

SECTION 1.7  STATUTORY REFERENCES

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

SECTION 1.8  APPENDICES

The following are the Appendices to this Plan of Arrangement, which form an integral part hereof:

Appendix A - Share Provisions for Amalco Common Shares and Non-Voting
             Common Shares

Appendix B - By-Law No. 1 of Amalco

                                   ARTICLE 2
                                 THE ARRANGEMENT

SECTION 2.1  BINDING EFFECT

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) 4113683, (ii) Cinar, (iii) the Cinar Shareholders, (iv) the holders of Cinar Options, and (v) the holders of Cinar PUs.

SECTION 2.2  ARRANGEMENT

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) each Cinar Share (other than Cinar Shares in respect of which the Cinar Shareholder has validly exercised his right of dissent) shall be deemed to be acquired by 4113683 for:

     (i)  $3.60 in cash; plus

     (ii) in the event that 4113683 has delivered written notice to Cinar prior to the Settlement Deadline that it is satisfied that the conditions to the payment based on the amount of the Net Litigation Proceeds set forth in Subsections 2.6(i), 2.6(ii), 2.6(iii), 2.6(iv), 2.6(v),
          2.6(vi) and 2.6(vii) of the Arrangement Agreement have been fulfilled or that it has waived such conditions, an amount in cash equal to the PRO RATA amount per Cinar Share of the Net Litigation Proceeds less the aggregate of $400,000 and any costs and expenses, including legal fees and disbursements, incurred by Amalco or its predecessor corporations in collecting any portion of the Net Litigation Proceeds which has not been received in full by Cinar prior to the Settlement Deadline; or

     (iii) in the event that 4113683 has not delivered written notice to Cinar prior to the Settlement Deadline that it is satisfied that the conditions to the payment based on the amount of the Net Litigation Proceeds set forth in Subsections 2.6(i), 2.6(ii), 2.6(iii), 2.6(iv), 2.6(v), 2.6(vi) and 2.6(vii) of the Arrangement Agreement have been fulfilled or that it has waived such conditions, one CCE created and allocated by 3918203 Canada Inc.;

(b) each Cinar Share in respect of which the Cinar Shareholder has validly exercised his right of dissent shall be deemed to be acquired by 4113683 in accordance with Article 3;

(c) with respect to each Cinar Share acquired in accordance with Subsection 2.2(a) or Subsection 2.2(b):

     (i) the registered holder thereof shall cease to be the registered holder of such Cinar Share and the name of such registered holder shall be removed from the register of Cinar Shareholders as of the Effective Time;

     (ii) the certificate representing such Cinar Share shall be deemed to have been cancelled as of the Effective Time; and

     (iii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Cinar Share to 4113683 in accordance with Subsection 2.2(a) or Subsection 2.2(b), as applicable; and

(d) all Cinar Options, all Cinar PUs and all other securities and other rights or entitlements convertible or exchangeable for or with securities of Cinar shall be cancelled without any consideration therefor or any obligation to issue any of the securities of Cinar underlying the Cinar Options or any other such securities or other rights or entitlements and without any further rights or entitlements of the holders thereof; and

(e) 4113683 and Cinar (sometimes hereinafter referred to as the "PREDECESSOR CORPORATIONS") will amalgamate to form Amalco with the same effect as if
     Section 186 of the CBCA was applicable to such amalgamation and in such amalgamation:

     (i) all of the property of the predecessor corporations immediately before the Amalgamation will continue to be property of Amalco;

     (ii) all of the liabilities of the predecessor corporations immediately before the Amalgamation will continue to be liabilities of Amalco;

    (iii) all existing causes of action, claims or liabilities to prosecution of or against a predecessor corporation immediately before the Amalgamation will be unaffected;

     (iv) all civil, criminal or administrative actions or proceedings pending by or against a predecessor corporation immediately before the Amalgamation may continue to be prosecuted by or against Amalco;

     (v) all convictions against, or rulings, orders or judgments in favour of or against, a predecessor corporation immediately before the Amalgamation may be enforced by or against Amalco;

     (vi) the articles of arrangement in respect of the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate in respect of the Arrangement shall be deemed to be the certificate of incorporation of Amalco;

    (vii) the name of Amalco will be "Cinar Corporation";

    (viii) the registered office of Amalco shall be situated in the Province of Quebec;

     (ix) Amalco will be authorized to issue an unlimited number of common shares and an unlimited number of non-voting common shares having attached thereto the rights, privileges, restrictions and conditions set forth in Appendix A hereto;

     (x) no shares in the capital of Amalco shall be transferred without the consent of the board of directors of Amalco by resolution or in writing;

     (xi) the number of shareholders of Amalco exclusive of persons who are in its employment and exclusive of persons who, having formerly been in the employment of Amalco, were, while in that employment, and have continued after the termination of that employment to be shareholders of Amalco, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder;

    (xii) any invitation to the public to subscribe for securities of Amalco is prohibited;

    (xiii) each holder of a fractional share issued by Amalco is entitled to exercise voting rights and to receive a dividend in respect of each such fractional share to the extent of such fraction;

    (xiv) Amalco has a lien on each share registered in the name of a shareholder or his legal representative for a debt of that shareholder to Amalco;

     (xv) the directors of Amalco may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders of Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders;

    (xvi) there shall be no restrictions on the businesses which Amalco is authorized to carry on;

   (xvii) the by-law of 4113683 attached hereto as Appendix B, until repealed, amended, altered or added to, shall be By-Law No. 1 of Amalco;

  (xviii) the articles of incorporation of Amalco shall provide that the board of directors of Amalco without authorization of the shareholders of Amalco may, from time to time, in such amounts and on such terms as it deems expedient;

          (1)  borrow money upon the credit of Amalco;

          (2)  issue, reissue, sell or pledge debt obligations of Amalco;

          (3) give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

          (4) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the currently owned or subsequently acquired property and assets of Amalco, including, without limiting the generality of the foregoing, real and personal property, moveable and immoveable property, tangible and intangible assets, book debts, rates, powers, franchises and undertakings, to secure any obligation of Amalco;

    (xix) the number of directors of Amalco shall be such number not more than ten (10) nor less than one (1) as the board of directors of Amalco may from time to time determine; and

     (xx) the first directors of Amalco shall be the persons whose names and municipalities of residence are set out below, who shall hold office until the first annual meeting of shareholders of Amalco or the signing of a resolution in lieu thereof or until their successors are elected or appointed:

         NAME                                   MUNICIPALITY OF RESIDENCE
         -----                                  -------------------------
         Michael Hirsh                               Toronto, Ontario
         Joe Wiley                                   Toronto, Ontario
         John Loh                                    Toronto, Ontario


    (xxi) upon the Amalgamation, each common share of 4113683 shall be converted into one common share of Amalco; and

   (xxii) upon the Amalgamation, each Cinar Share shall be cancelled without any repayment of capital in respect thereof;

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occur.

                                   ARTICLE 3
                                RIGHTS OF DISSENT

SECTION 3.1  RIGHTS OF DISSENT

Cinar Shareholders may exercise rights of dissent with respect to their Cinar Shares pursuant to and in the manner set forth in Section 190 of the CBCA in connection with the Arrangement, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the special resolution approving the Arrangement referred to in Subsection 190(5) of the CBCA must be received by Cinar not later than 5:00 p.m. on the second Business Day preceding the Meeting, and as the same may be further modified by the Interim Order and/or the Final Order (the "DISSENT PROCEDURES"), and Cinar Shareholders who duly exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for their Cinar Shares shall be deemed to have transferred such Cinar Shares to 4113683 at the Effective Time; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Cinar Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Cinar Shareholder as, at and from the Effective Time, and, subject to Article 4, shall receive cash and CCEs on the basis determined in accordance with Article 2 hereof;

but in no case shall Cinar, 4113683 or Amalco be required to recognize such Cinar Shareholders as Cinar Shareholders at and after the Effective Time, and the names of such Cinar Shareholders shall be deleted from the register of Cinar Shareholders as of the Effective Time.

                                   ARTICLE 4
                            PAYMENT OF CONSIDERATION

SECTION 4.1  PAYMENT TO REGISTERED HOLDERS

(a)  Within ten Business Days after the later of (i) the Effective Date, and
     (ii) the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing Cinar Shares, Amalco shall cause the Depositary:

     (A) to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address specified in the Letter of Transmittal;

     (B) if requested by the Cinar Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Cinar Shareholder; or

     (C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address of the Cinar Shareholder as shown on the share register maintained by Cinar immediately prior to the Effective Time;

a cheque in United States dollars representing the cash payment required to be delivered to such Cinar Shareholder in respect of the Cinar Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary pursuant to the provisions hereof (less, in the event that 4113683 has delivered written notice to Cinar prior to the Settlement Deadline that it is satisfied that the conditions to the payment based on the amount of the Net Litigation Proceeds set forth in Subsections 2.6(i), 2.6(ii), 2.6(iii), 2.6(iv), 2.6(v), 2.6(vi) and 2.6(vii) of the
Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by Cinar on or prior to the date which is ten Business Days prior to the date that such cheque is required to be mailed or made available, the portion of such cash payment payable pursuant to Subsection 2.2(a)(ii) to such Cinar Shareholder), net of any applicable withholding or other taxes.

(b) In the event that 4113683 has delivered written notice to Cinar prior to the Settlement Deadline that it is satisfied that the conditions to the payment based on the amount of the Net Litigation Proceeds set forth in Subsections 2.6(i), 2.6(ii), 2.6(iii), 2.6(iv), 2.6(v), 2.6(vi) and
     2.6(vii) of the Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by Cinar on or prior to the date which is ten Business Days prior to the date that a cheque is required to be mailed or made available to the Cinar Shareholder pursuant to Subsection 4.1(a), within ten Business Days after the later of (i) the receipt by Cinar of all of the Net Litigation Proceeds in full, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal and the certificates representing Cinar Shares, Amalco shall cause the Depositary:

     (A) to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address specified in the Letter of Transmittal;

     (B) if requested by the Cinar Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Cinar Shareholder; or

     (C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address of the Cinar Shareholder as shown on the share register maintained by Cinar immediately prior to the Effective Time;

a cheque in United States dollars representing the portion of the cash payment payable to such Cinar Shareholder pursuant to Subsection 2.2(a)(ii) in respect of the Cinar Shares for which a duly completed Letter of Transmittal and the certificates representing same have been delivered to the Depositary pursuant to the provisions hereof, net of any applicable withholding or other taxes.

(c) At least five Business Days prior to Amalco being required to make a payment contemplated by this Section 4.1 or Section 4.3, Amalco will provide the Depositary with sufficient funds to enable the Depositary to make such payments, with such funds to be provided by bank transfer or other means satisfactory to the Depositary, and such funds shall be held in trust for the Cinar Shareholders and otherwise as contemplated in this Plan of Arrangement. All amounts paid to the Cinar Shareholders pursuant to the Arrangement shall be without interest and any interest earned on funds held in trust for the Cinar Shareholders pursuant to this Subsection 4.1(c) shall be for the sole benefit of Amalco.

SECTION 4.2  PAYMENTS

All amounts payable after the Effective Date by 3918203 Canada Inc. on or in respect of any CCEs to a payee thereof before the delivery by such payee of a duly completed Letter of Transmittal together with the certificate formerly representing such payee's Cinar Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3) shall be paid to the Depositary to be held by it in trust for such payee. All monies so held in trust by the Depositary shall be invested by it in interest bearing trust accounts upon such terms as the Depositary may deem appropriate. Subject to the provisions of
Section 4.4, the Depositary shall pay and deliver to any such payee, as soon as reasonably practicable after the delivery to the Depositary for cancellation of the certificates formerly representing such payee's Cinar Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3) together with a duly completed Letter of Transmittal, all amounts, net of any applicable withholding or other taxes, held by the Depositary in trust for such payee pursuant to this Section 4.2, with any interest earned on the funds so held in trust to be for the sole benefit of 3918203 Canada Inc.

SECTION 4.3  LOST CERTIFICATES

If any certificate which immediately prior to the Effective Time represented Cinar Shares that were acquired by 4113683 pursuant to Subsection 2.2(a) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Cinar Shareholder claiming such certificate to be lost, stolen or destroyed and the delivery of a duly completed Letter of Transmittal, in exchange for such lost, stolen or destroyed certificate, (a) within ten Business Days after the later of (i) the Effective Date, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below, Amalco will cause the Depositary:

     (A) to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address specified in the Letter of Transmittal;

     (B) if requested by the Cinar Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Cinar Shareholder; or

     (C) if the Letter of Transmittal neither specifies an address nor contains a request as described in (B) above, to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address of the Cinar Shareholder as shown on the share register maintained by Cinar immediately prior to the Effective Time;

a cheque in United States dollars representing the purchase price payable for such Cinar Shares pursuant to Subsection 2.2(a)(i), net of any applicable withholding or other taxes, and (b) within ten Business Days after the later of
(i) the receipt by Cinar of all of the Net Litigation Proceeds in full, and (ii) the delivery to the Depositary of a duly completed Letter of Transmittal, an affidavit of loss and the bond or other indemnity referred to below, Amalco will cause the Depositary:

     (D) to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address specified in the Letter of Transmittal;

     (E) if requested by the Cinar Shareholder in the Letter of Transmittal, to make available at the offices of the Depositary for pick up by the Cinar Shareholder; or

     (F) if the Letter of Transmittal neither specifies an address nor contains a request as described in (E) above, to forward or cause to be forwarded by first class mail to the Cinar Shareholder at the address of the Cinar Shareholder as shown on the share register maintained by Cinar immediately prior to the Effective Time;

a cheque in United States dollars representing the portion of the purchase price payable for such Cinar Shares pursuant to Subsection 2.2(a)(ii), net of any applicable withholding or other taxes. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom a cheque is to be issued shall, as a condition precedent to such issuance, give a bond satisfactory to Amalco and the Depositary in such sum as Amalco may direct or otherwise indemnify Amalco and the Depositary in a manner satisfactory to them against any claim that may be made against Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4.4  EXTINCTION OF RIGHTS

If any Cinar Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Cinar Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.3), together with a duly completed Letter of Transmittal, on or before the sixth anniversary of the Effective Date, such Cinar Shareholder shall be deemed to have donated and forfeited to 4113683 the cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Cinar Shareholder pursuant to Subsection 4.1(c) and Section 4.2 and any other rights under the CCEs to which such Cinar Shareholder is entitled. Subject to this Section 4.4, at and after the Effective Time, any certificate formerly representing Cinar Shares shall represent only the right to receive the consideration provided in Subsection 2.2(a) in accordance with this Plan of Arrangement, provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever, shall be deemed to have been surrendered to Amalco and shall be cancelled.

SECTION 4.5  CANADIAN FEDERAL WITHHOLDING TAXES

(a) If a certificate under Subsection 116(2) of the INCOME TAX ACT (Canada) is delivered to 4113683 or the Depositary on behalf of 4113683 by a Non-Resident Shareholder at or prior to the Effective Time, 4113683 or the Depositary on behalf of 4113683 shall be entitled to withhold from the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by the Non-Resident Shareholder delivering such certificate twenty-five percent (25%) of the amount, if any, by which the purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by the Non-Resident Shareholder delivering such certificate exceeds the certificate limit as defined in Subsection 116(2) of the INCOME TAX ACT (Canada) and fixed by the Minister of National Revenue in such certificate.

(b) If any Non-Resident Shareholder fails to deliver a certificate to 4113683 or the Depositary on behalf of 4113683 under Subsection 116(2) of the INCOME TAX ACT (Canada) at or prior to the Effective Time, 4113683 or the Depositary on behalf of 4113683 shall be entitled to withhold from the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Non-Resident Shareholder twenty-five percent (25%) of such amount.

(c) Where 4113683 or the Depositary on behalf of 4113683 has withheld any amount payable to a Non-Resident Shareholder and such Non-Resident Shareholder delivers to 4113683 or the Depositary on behalf of 4113683, after the Effective Time and within twenty-five (25) days after the end of the month in which the Effective Time occurs (the "CERTIFICATE DATE"), a certificate issued by the Minister of National Revenue under Subsection 116(2) or Subsection 116(4) of the INCOME TAX ACT (Canada):

     (i) 4113683 or the Depositary on behalf of 4113683 shall pay to the Receiver General on the Remittance Date twenty-five percent (25%) of the amount, if any, by which the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Non-Resident Shareholder exceeds the certificate limit as defined in Subsection 116(2) of the INCOME TAX ACT (Canada) and fixed by the Minister of National Revenue in such certificate, and the amount so paid shall be credited to 4113683 as payment on account of the purchase price payable to such Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Non-Resident Shareholder;

     (ii) 4113683 or the Depositary on behalf of 4113683 shall pay forthwith to such Non-Resident Shareholder in accordance with Subsection 4.1(a) the portion of the Withheld Amount that 4113683 or the Depositary on behalf of 4113683 is not required to pay to the Receiver General in accordance with Subsection 4.5(c)(i), and the amount so paid shall be credited to 4113683 as payment on account of the purchase price payable to such Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Non-Resident Shareholder; and

     (iii) any interest or other income earned in connection with the Withheld Amount shall be for the sole benefit of Amalco.

(d) Where 4113683 or the Depositary on behalf of 4113683 has withheld any amount payable to any Non-Resident Shareholder under the provisions of Subsection 4.5(a) or Subsection 4.5(b) and no certificate has been delivered to 4113683 or the Depositary on behalf of 4113683 by such Non-Resident Shareholder in accordance with the provisions of Subsection 4.5(c), such Withheld Amount shall be paid by 4113683 or the Depositary on behalf of 4113683 to the Receiver General as contemplated by Subsection 116(5) of the INCOME TAX ACT (Canada) on the date chosen by 4113683, which shall not be earlier than the 25th day, or later than the 30th day, after the end of the month in which the Effective Time occurs, (the "REMITTANCE DATE") on account of such Non-Resident Shareholder's liability for tax under Part I of the INCOME TAX ACT (Canada), and the amount so paid shall be credited to 4113683 on account of the purchase price payable to such Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Non-Resident Shareholder; provided, however, that if the Canada Customs and Revenue Agency confirms in writing on or before the Remittance Date that 4113683 or the Depositary on behalf of 4113683 may continue to hold the amount withheld until a later date without adverse consequences to 4113683 or the Depositary, then 4113683 or the Depositary on behalf of 4113683 shall continue to hold such amount on the terms and conditions of this Section 4.5 and on the terms outlined in such confirmation from the Canada Customs and Revenue Agency, and the Certificate Date and the Remittance Date shall be deemed to have been extended until such later date. Any interest or other income earned in connection with the Withheld Amount shall be for the sole benefit of Amalco.

(e) Nothing in this Section 4.5 shall limit the entitlement of 4113683 to deduct and withhold amounts from any consideration payable to any Cinar Shareholder pursuant to Section 4.7.

SECTION 4.6  QUEBEC WITHHOLDING TAXES

(a) If a certificate under Section 1098 of the TAXATION ACT (Quebec) is delivered to 4113683 or the Depositary on behalf of 4113683 by a Corporate Non-Resident Shareholder at or prior to the Effective Time, 4113683 or the Depositary on behalf of 4113683 shall be entitled to withhold from the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by the Corporate Non-Resident Shareholder delivering such certificate twelve percent (12%) of the amount, if any, by which the purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by the Corporate Non-Resident Shareholder delivering such certificate exceeds the estimated amount of the proceeds of disposition as fixed by the Quebec Minister of Revenue in such certificate.

(b) If any Corporate Non-Resident Shareholder fails to deliver to 4113683 or the Depositary on behalf of 4113683 a certificate under Section 1098 of the TAXATION ACT (Quebec) at or prior to the Effective Time, 4113683 or the Depositary on behalf of 4113683 shall be entitled to withhold from the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Corporate Non-Resident Shareholder twelve percent (12%) of such amount.

(c) Where 4113683 or the Depositary on behalf of 4113683 has withheld any amount payable to a Corporate Non-Resident Shareholder and such Corporate Non-Resident Shareholder delivers to 4113683 or the Depositary on behalf of 4113683, after the Effective Time and within twenty-five (25) days after the end of the month in which the Effective Time occurs (the "QUEBEC CERTIFICATE DATE"), a certificate issued by the Quebec Minister of Revenue under Section 1098 or Section 1100 of the TAXATION ACT (Quebec):

     (i) 4113683 or the Depositary on behalf of 4113683 shall pay to the Quebec Minister of Revenue on the Quebec Remittance Date twelve percent (12%) of the amount, if any, by which the aggregate purchase price payable pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Corporate Non-Resident Shareholder exceeds the estimated amount of the proceeds of disposition as fixed by the Quebec Minister of Revenue in such certificate, and the amount so paid shall be credited to 4113683 as payment on account of the purchase price payable to such Corporate Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Corporate Non-Resident Shareholder;

     (ii) 4113683 or the Depositary on behalf of 4113683 shall pay forthwith to such Corporate Non-Resident Shareholder in accordance with Subsection 4.1(a) the portion of the Quebec Withheld Amount that 4113683 or the Depositary on behalf of 4113683 is not required to pay to the Quebec Minister of Revenue in accordance with Subsection 4.6(c)(i), and the amount so paid shall be credited to 4113683 as payment on account of the purchase price payable to such Corporate Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Corporate Non-Resident Shareholder; and

     (iii) any interest or other income earned in connection with the Quebec Withheld Amount shall be fore the sole benefit of Amalco.

(d) Where 4113683 or the Depositary on behalf of 4113683 has withheld any amount payable to any Corporate Non-Resident Shareholder under the provisions of Subsection 4.6(a) or Subsection 4.6(b) and no certificate has been delivered to 4113683 or the Depositary on behalf of 4113683 by such Corporate Non-Resident Shareholder in accordance with the provisions of Subsection 4.6(c), such Quebec Withheld Amount shall be paid by 4113683 or the Depositary on behalf of 4113683 to the Quebec Minister of Revenue as contemplated by Section 1101 of the TAXATION ACT (Quebec) on the date chosen by 4113683, which shall not be earlier than the 25th day, or later than the 30th day, after the end of the month in which the Effective Time occurs, (the "QUEBEC REMITTANCE DATE") on account of such Corporate Non-Resident Shareholder's liability for tax under the TAXATION ACT (Quebec), and the amount so paid shall be credited to 4113683 on account of the purchase price payable to such Corporate Non-Resident Shareholder pursuant to Subsection 2.2(a) for the Cinar Shares beneficially owned by such Corporate Non-Resident Shareholder; provided, however, that if the Quebec Minister of Revenue confirms in writing on or before the Quebec Remittance Date that 4113683 or the Depositary on behalf of 4113683 may continue to hold the amount withheld until a later date without adverse consequences to 4113683 or the Depositary, then 4113683 or the Depositary on behalf of 4113683 shall continue to hold such amount on the terms and conditions of this Section 4.6 and on the terms outlined in such confirmation from the Quebec Minister of Revenue, and the Quebec Certificate Date and the Quebec Remittance Date shall be deemed to have been extended until such later date. Any interest or other income earned in connection with the Quebec Withheld Amount shall be for the sole benefit of Amalco.

(e) Nothing in this Section 4.6 shall limit the entitlement of 4113683 to deduct and withhold amounts from any consideration payable to any Cinar Shareholder pursuant to Section 4.7.

SECTION 4.7  ADDITIONAL WITHHOLDING TAXES

4113683 or the Depositary on behalf of 4113683 shall be entitled to deduct and withhold from any consideration payable to any Cinar Shareholder any amounts as 4113683 or the Depositary on behalf of 4113683 is required or permitted to deduct and withhold with respect to such payment under Section 116 of the INCOME TAX ACT (Canada) or any other provision of the INCOME TAX ACT (Canada), Sections 1097 and following of the TAXATION ACT (Quebec) or any other provision of the TAXATION ACT (Quebec), the United States INTERNAL REVENUE CODE OF 1986 or any provision of provincial, state, local or foreign tax Laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Cinar Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Cinar Shareholder exceeds the cash portion of the consideration otherwise payable to such Cinar Shareholder, 4113683 or the Depositary on behalf of 4113683 is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to 4113683 or the Depositary on behalf of 4113683 to enable it to comply with such deduction or withholding requirement and neither 4113683 nor the Depositary shall be required to notify the Cinar Shareholder thereof or remit to the Cinar Shareholder any unapplied balance of the net proceeds of such sale.

                                   ARTICLE 5
                                    AMENDMENT

SECTION 5.1  AMENDMENT

(a) 4113683 and Cinar may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be approved by each of 4113683 and Cinar in a written document which is filed with the Court and, if made following the Meeting, approved by the Court and communicated to Cinar Shareholders in the manner required by the Court (if so required).

(b) Any amendment, modification or supplement to this Plan of Arrangement which is directed by the Court following the Meeting shall be effective only if
     (i) it is consented to in writing by 4113683 and Cinar, and (ii) if required by the Court, it is consented to by the Cinar Shareholders in the manner directed by the Court.

(c) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Amalco, provided that it concerns a matter which, in the reasonable opinion of Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Cinar Shareholders.

                                   ARTICLE 6
                               FURTHER ASSURANCES

SECTION 6.1  OTHER DOCUMENTS AND INSTRUMENTS

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, Cinar and 4113683 agree to make, do and execute, or cause and cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein including, without limitation, any resolutions of directors authorizing the issue, exchange, transfer, purchase for cancellation or donation of shares and any share transfer powers evidencing the transfer of shares and any receipts therefor.

NOTE TO READERS: COPIES OF APPENDIX A - SHARE PROVISIONS FOR AMALCO COMMON SHARES AND NON-VOTING COMMON SHARES AND APPENDIX B - BY-LAW NO. 1 OF AMALCO ARE AVAILABLE FROM CINAR UPON REQUEST

                                   APPENDIX D

                     CONTINGENT CASH ENTITLEMENTS AGREEMENT

THIS CONTINGENT CASH ENTITLEMENTS AGREEMENT is made as of the ____ day of ___, 2004, among 3918203 Canada Inc.(the "MANAGER"), a corporation incorporated under the laws of Canada, Cinar Corporation ("CINAR"), a corporation incorporated under the laws of Canada and G. Wesley Voorheis and Lisa de Wilde.

WHEREAS 4113683 Canada Inc. (the "PURCHASER"), a subsidiary of the Manager, and Cinar have entered into an arrangement agreement made as of the 30th day of October, 2003 (the "ARRANGEMENT AGREEMENT") providing for a plan of arrangement (the "PLAN OF ARRANGEMENT") under the provisions of Section 192 of the CBCA (as hereinafter defined), pursuant to which the Purchaser will acquire all of the Cinar Shares (as hereinafter defined), whereupon Cinar will become a wholly-owned subsidiary of the Purchaser;

AND WHEREAS pursuant to the Plan of Arrangement, the Purchaser and Cinar will amalgamate;

AND WHEREAS the Purchaser has agreed to complete the Plan of Arrangement notwithstanding the existence of the Specified Litigation (as hereinafter defined);

AND WHEREAS Cinar and the Purchaser wish to ensure that the consideration for the Cinar Shares (as hereinafter defined) payable to the Cinar Shareholders (as hereinafter defined) pursuant to the Plan of Arrangement is increased in an equitable manner based on the proceeds that may be recovered by the Cinar Entities (as hereinafter defined) in the Specified Litigation;

AND WHEREAS while the Cinar Entities will retain exclusive title to the claims they have made in the Specified Litigation, the conduct of the Specified Litigation will hereinafter be managed by the Litigation Committee (as hereinafter defined) pursuant to the terms of this Agreement;

AND WHEREAS the Plan of Arrangement provides for the Manager to create and allocate contingent cash entitlements to the Cinar Shareholders (as hereinafter defined);

AND WHEREAS in consideration of the Manager agreeing to create and allocate contingent cash entitlements to the Cinar Shareholders pursuant to the Plan of Arrangement, the Purchaser has agreed to cause the Cinar Entities to pay all Litigation Proceeds (as hereinafter defined) to the Manager to be held by the Manager in the Litigation Account (as hereinafter defined) to be used by the Manager for the purposes set forth in this Agreement, including funding Litigation Payments (as hereinafter defined) and Expenses (as hereinafter defined), and paying the CCE Payment Amount (as hereinafter defined) to the payees of the contingent cash entitlements, with the balance of the Litigation Account to be retained by the Manager for its sole benefit;

AND WHEREAS all things necessary have been done to make the contingent cash entitlements, when created and allocated pursuant to the Plan of Arrangement, the valid obligations of the Manager and to make this Agreement a valid agreement of the Manager in accordance with its terms, and to ensure that the creation and allocation of the contingent cash entitlements will be exempt from the prospectus and registration requirements of applicable Canadian provincial and territorial securities legislation and will not require registration under the United States SECURITIES ACT OF 1933.

NOW THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed as follows:

                                   ARTICLE 1
             DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1  DEFINITIONS.

     Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Arrangement Agreement and the following additional terms shall have the following meanings:

     "ACT" when used with respect to any Payee, has the meaning ascribed thereto in Section 1.6;

     "AFFILIATE" has the meaning ascribed thereto by the CBCA on the date hereof;

     "AGGREGATE CCE PAYMENT AMOUNT" means an amount equal to the Net Litigation Proceeds, multiplied by the CCE Percentage;

     "AGGREGATE INTERIM PAYMENT AMOUNT" has the meaning ascribed thereto in
     Section 2.5(a);

     "AMALGAMATION" means the amalgamation of Cinar and the Purchaser pursuant to the Arrangement;

     "ARRANGEMENT" means the arrangement involving the Purchaser and Cinar under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement;

     "ARRANGEMENT AGREEMENT" has the meaning ascribed thereto in the recitals to this Agreement;

     "ASSOCIATE" has the meaning ascribed thereto by the CBCA on the date hereof;

     "BOARD OF DIRECTORS" means the board of directors of Cinar;

     "BRB LITIGATION" has the meaning ascribed thereto in Exhibit A to this Agreement;

     "BUSINESS DAY" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in Montreal, Quebec or Toronto, Ontario are not open for business during normal banking hours;

     "CASH EQUIVALENTS" means:

     (a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

     (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least investment grade by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and

     (c) commercial paper rated at least investment grade or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

     in each case either maturing within 365 days after the date of acquisition or for which the Manager believes that there will be a liquid market for the resale thereof within such 365 day period;

     "CBCA" means the CANADA BUSINESS CORPORATIONS ACT;

     "CCE PAYMENT AMOUNT" for each CCE equals the amount determined by dividing the Aggregate CCE Payment Amount by the total number of CCEs outstanding on the CCE Payment Date;

     "CCE PAYMENT DATE" means the date on which the CCE Payment Amount is paid by the Manager to the Payees, which shall be established pursuant to
     Section 2.6(a) (or the date on which it is determined by a majority of the members of the Litigation Committee that the Net Litigation Proceeds shall be nil or a negative amount);

     "CCE PERCENTAGE" means 70% multiplied by, in the case that any Cinar Shareholders validly exercise their rights of dissent in respect of the Arrangement and are ultimately entitled to be paid fair value for their Cinar Shares, a fraction, the numerator of which shall be the aggregate number of Cinar Shares in respect of which Cinar Shareholders (i) do not validly exercise their rights of dissent in respect of the Arrangement, or
     (ii) validly exercise their rights of dissent in respect of the Arrangement, but are ultimately not entitled, for any reason, to be paid fair value for their Cinar Shares, and the denominator of which shall be the number of Cinar Shares issued and outstanding immediately prior to the Effective Time;

     "CCE REGISTER" has the meaning ascribed thereto in Section 2.3(b);

     "CCE REGISTRAR" has the meaning ascribed thereto in Section 2.3(b);

     "CCES" means the contingent cash entitlements to be created by the Manager pursuant to this Agreement and the Arrangement;

     "CCRA" means the Canada Customs and Revenue Agency;

     "CINAR" means Cinar Corporation, a corporation incorporated under the laws of Canada, including, following the Amalgamation, the corporation formed on the Amalgamation;

     "CINAR ENTITIES" means, collectively, Cinar and its Subsidiaries (determined immediately prior to the Effective Time);

     "CINAR MEMBER" means Lisa de Wilde and her successors pursuant this Agreement;

     "CINAR SHAREHOLDERS" means the registered holders of Cinar Shares;

     "CINAR SHARES" means the Multiple Voting Shares and Limited Voting Shares;

     "CLAIM" means any claim, demand, action, suit, litigation, charge, prosecution or other proceeding;

     "DEDUCTIBLE PORTION" has the meaning ascribed thereto in Section 2.4(b);

     "DEDUCTIBLE PORTION OF EXPENSES" has the meaning ascribed thereto in
     Section 2.4(b);

     "DETERMINATIONS" has the meaning ascribed thereto in Section 2.4(d);

     "DIRECTOR" means the Director appointed pursuant to Section 260 of the CBCA;

     "EFFECTIVE DATE" means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

     "EFFECTIVE TIME" means 12:01 a.m. (Eastern Time) on the Effective
     Date;

     "EMPLOYEES" has the meaning ascribed thereto in Section 3.2(e);

     "EXPENSES" has the meaning ascribed thereto in Section 2.4(b);

     "FINAL ADJUDICATION" means, in respect of any Specified Litigation, that such Specified Litigation has been fully and finally settled or subject to final binding (without right of appeal) adjudicative determination;

     "FIRM" has the meaning ascribed thereto in Section 2.4(g);

     "FIRM EXPENSES" has the meaning ascribed thereto in Section 2.4(g);

     "FOUNDERS" means Ronald Weinberg, Micheline Charest and/or Persons controlled by them;

     "FOUNDER OPTION PROCEEDINGS" means the Amended Motion for an Order to modify the Registers of Cinar in relation to certain options of Multiple Voting Shares and Limited Voting Shares of Cinar Corporation by Micheline Charest, Ronald A. Weinberg, 153114 Canada Inc. and 2950955 Canada Inc. against Cinar, with the number of options under dispute being 420,000 Multiple Voting Shares and 420,000 Limited Voting Shares, in the file of the Superior Court of Quebec (Commercial Division) bearing the number 500-11-021343-039, which was the subject of a final and binding decision of an arbitration panel dated November 28, 2003;

     "FOURNIER LITIGATION" has the meaning ascribed thereto in Exhibit A to this Agreement;

     "GOVERNMENTAL ENTITY" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

     "GROSS INTERIM PAYMENT AMOUNT" has the meaning ascribed thereto in
     Section 2.5(a);

     "INDEPENDENT MEMBER" means the member of the Litigation Committee appointed pursuant to Section 3.5(a) and his successors pursuant to this Agreement;

     "INTEREST EXPENSES" has the meaning ascribed thereto in Section 5.1(d);

     "INTERIM MANAGER AMOUNT" has the meaning ascribed thereto in Section
     2.5(a);

     "INTERIM PAYMENT AMOUNT" for each CCE equals the amount determined by dividing the Aggregate Interim Payment Amount by the total number of CCEs outstanding on the date that the payment of the Aggregate Interim Payment Amount is made to the Payees;

     "LAWS" means all laws, statutes, codes, ordinances, decrees, rules, standards, orders-in-council, regulations, by-laws, statutory rules, principles of law, published policies and guidelines (whether or not having the force of law), judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body, or self-regulatory authority (including stock exchanges or markets), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

     "LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of Cinar;

     "LITIGATION ACCOUNT" has the meaning ascribed thereto in Section 5.1(d);

     "LITIGATION COMMITTEE" means the committee contemplated by Article 3 which as of the date of this Agreement consists of G. Wesley Voorheis and Lisa de Wilde;

     "LITIGATION PAYMENTS" means all compensation, damages, penalties, interest, costs and other payments in the form of cash or Cash Equivalents, if any, paid, payable or to become payable by the Cinar Entities in or in relation to the Specified Litigation or in respect of any Third Party Rights, whether such compensation, damages, penalties, interest, costs or other payments are paid, payable or will become payable pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement agreement (whether paid or becoming payable before or after the date of this Agreement). For greater certainty, the set-off by any of the Cinar Entities of any Litigation Proceeds against any Litigation Payment which would otherwise have been payable by any of the Cinar Entities shall be deemed to be a payment by the Cinar Entities of such Litigation Payment;

     "LITIGATION PROCEEDS" means all compensation, damages, penalties, interest, costs and other payments in the form of cash or Cash Equivalents, if any, received by the Cinar Entities in the Specified Litigation, whether such compensation, damages, penalties, interest, costs or other payments are recovered or received pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement agreement (whether received before or after the date of this Agreement). For greater certainty, the set-off by any of the Cinar Entities of any Litigation Proceeds against any Litigation Payment which would otherwise have been payable by any of the Cinar Entities shall be deemed to be a receipt by the Cinar Entities of such Litigation Proceeds;

     "MANAGER" has the meaning ascribed thereto in the first paragraph of this Agreement;

     "MANAGER MEMBER" means G. Wesley Voorheis and his successors pursuant to this Agreement;

     "MULTIPLE VOTING SHARES" means the Variable Multiple Voting Shares in the capital of Cinar;

     "NET LITIGATION PROCEEDS" has the meaning ascribed thereto in Section
     2.4(b);

     "NET LITIGATION PROCEEDS CERTIFICATE" has the meaning ascribed thereto in Section 2.4(a);

     "NOTICE OF AGREEMENT" has the meaning ascribed thereto in Section
     2.4(d);

     "NOTICE OF OBJECTION" has the meaning ascribed thereto in Section
     2.4(d);

     "OFFICER'S CERTIFICATE" means a certificate signed by the chairman of the Board of Directors, the president, any vice president, the controller, the treasurer, the secretary or any assistant secretary, in each case of Cinar, in his or her capacity as such an officer, and delivered to the members of the Litigation Committee;

     "OPINION OF COUNSEL" means a written opinion of counsel, who shall be selected by a majority of the members of the Litigation Committee;

     "PAYEE" means a Person whose name appears in the CCE Register as having a CCE;

     "PERSON" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Authority;

     "PLAN OF ARRANGEMENT" has the meaning ascribed thereto in the recitals to this Agreement;

     "PRIME" means the annual rate of interest announced by the Royal Bank of Canada from time to time as being a reference rate then in effect for determining interest rates on commercial loans made in Canadian dollars in Canada;

     "PURCHASER" has the meaning ascribed thereto in the recitals to this Agreement;

     "RESOLUTION" has the meaning ascribed thereto in Section 2.4(g);

     "SETTLEMENT DECISION" means any decision to grant consent to the settlement of any aspect or portion of the Specified Litigation or otherwise to dismiss with prejudice any claim of or against a Cinar Entity in the Specified Litigation (and any other determination specified in Section 5.1(b) relating to such a decision);

     "SPECIFIED LITIGATION" means the matters referred to in Appendix A and, for greater certainty, does not include the Founder Option Proceedings. The Specified Litigation shall include all Claims and counter-Claims in effect at the Effective Time (and any amendments thereto) together with any Claims and counter-Claims relating to the Specified Litigation that may arise thereafter (and any amendments thereto). For greater certainty, the Specified Litigation shall be deemed to include any further Claims, counter-Claims, joinder of parties, warranty Claims and recursory Claims arising out of or related to the facts alleged in the proceedings specified in Appendix A by any Person, and Claims and counter-Claims include any Claim or counter-Claim (including any possible Claim or counter-Claim and any amendment to a Claim or counter-Claim) against a Person (including a co-defendant of any Cinar Entity) who reasonably has or would have a right of contribution or indemnity or similar right, contingent or otherwise, (a "THIRD PARTY RIGHT") as against any Cinar Entity in respect of such Claim or counter-Claim;

     "STRATEGIC DECISION" means, with respect to the Specified Litigation, any decision that involves the appeal of any aspect of the case (whether after a verdict or on an interlocutory basis), the addition of any Claim or party, changing legal counsel or the basis for payment of the fees of counsel, any admission of liability with respect to any Claim against a Cinar Entity in the Specified Litigation, or any other proposed decision or determination that, in the opinion of outside counsel representing the Cinar Entities in the Specified Litigation, represents a material change or development in strategy with respect to the Specified Litigation and results in a substantial likelihood that the recovery or receipt by the Cinar Entities of any amount of Litigation Proceeds (whether pursuant to a court order at trial or upon appeal or pursuant to the terms of any settlement agreement) will be delayed or the payment of any amount of Litigation Payments (whether pursuant to a court order at trial or upon appeal or pursuant to the terms of any settlement agreement) will be accelerated; provided, however, a Strategic Decision shall not include any action that constitutes (in whole or in part) a Settlement Decision;

     "SUBSIDIARY" has the meaning ascribed thereto by the CBCA on the date hereof;

     "TAXABLE PORTION" has the meaning ascribed thereto in Section 2.4(b);

     "TAX BENEFITS" has the meaning ascribed thereto in Section 2.4(b);

     "TAXES" has the meaning ascribed thereto in Section 2.4(b);

     "TAX ACT" means the INCOME TAX ACT (Canada), as amended from time to time, and the regulations thereunder;

     "TERMINATION DATE" means the third anniversary of the execution of this Agreement, subject to extension pursuant to Section 7.1;

     "THIRD PARTY RIGHT" has the meaning ascribed thereto in the definition of Specified Litigation.

SECTION 1.2  HEADINGS.

     In this Agreement, the headings are for convenience of reference only, do not form a part of this Agreement and are not to be considered in the interpretation of this Agreement.

SECTION 1.3  INTERPRETATION.

     In this Agreement,

     (a) words importing the masculine gender include the feminine and neuter genders, corporations, partnerships and other Persons, and words in the singular include the plural, and vice versa, wherever the context requires;

     (b) where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively;

     (c) all references to designated Articles, Sections and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

     (d) any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document;

     (e) all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, generally accepted accounting principles in Canada from time to time;

     (f) unless otherwise specified, any reference to a statute will include and will be deemed to be a reference to the regulations and rules made pursuant to it, and to all amendments made to the statute, the regulations and the rules in force from time to time, and to any statute, regulation or rule that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation or rule;

     (g) any reference to a Person will include and will be deemed to be a reference to any Person that is a successor to that Person;

     (h) "hereof", "hereto", "herein", and "hereunder" mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

SECTION 1.4  CURRENCY.

     Except as otherwise expressly provided, all references to currency in this Agreement are references to lawful money of the United States of America.

SECTION 1.5  DATE FOR ANY ACTION.

     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

SECTION 1.6  ACTS OF PAYEES.

     (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Payees may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Payees in person or by their agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments, executed by the requisite percentage of the Payees in accordance with this Agreement, are delivered to the members of the Litigation Committee and, where it is hereby expressly required, to Cinar and the Manager. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "ACT" of the Payees signing such instrument or instruments. Unless otherwise expressly provided to the contrary herein, the Act of the Payees holding a majority of the outstanding CCEs shall constitute the Act of the Payees.

     (b) The fact and date of the execution by any Person of any such instrument or instruments may be proved in any reasonable manner that the members of the Litigation Committee deem sufficient.

     (c)  The ownership of CCEs shall be proved by the CCE Register.

SECTION 1.7  NOTICES TO LITIGATION COMMITTEE, CINAR AND THE MANAGER.

     Any request, demand, authorization, direction, notice, consent, waiver or Act of Payees or other document provided or permitted by this Agreement to be made upon, given or furnished to, or filed with:

     (a) the members of the Litigation Committee by Cinar, the Manager or any Payee shall be sufficient for every purpose hereunder if in writing and delivered personally, or mailed, first-class postage prepaid, or sent by a nationally recognized overnight courier to the members of the Litigation Committee addressed to them c/o Goodman and Carr LLP, 2300-200 King Street West, Toronto, Ontario M5H 3W5, Attention:
          Lawrence S. Chernin, or at any other address previously furnished in writing to the Payees, Cinar and the Manager by the members of the Litigation Committee; or

     (b) Cinar or the Manager by the Litigation Committee or any member thereof or by any Payee shall be sufficient for every purpose hereunder if in writing and delivered personally, telecopied or mailed, first-class postage prepaid, or sent by a nationally recognized overnight courier to Cinar addressed to it c/o Goodman and Carr LLP, 2300-200 King Street West, Toronto, Ontario M5H 3W5, Attention: Lawrence S. Chernin, or to the Manager addressed to it c/o Goodman and Carr LLP, 2300-200 King Street West, Toronto, Ontario M5H 3W5, Attention: Lawrence S. Chernin or at any other address previously furnished in writing to the members of the Litigation Committee and the Payees by Cinar or the Manager, as the case may be.

SECTION 1.8  NOTICE TO PAYEES.

     Where this Agreement provides for notice to Payees, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Payee affected by such event, at his, her or its address as it appears in the CCE Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Payees is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Payee shall affect the sufficiency of such notice with respect to other Payees.

SECTION 1.9  SUCCESSORS AND ASSIGNS.

     All covenants and agreements in this Agreement by Cinar and the Manager shall bind their respective successors and assigns, whether so expressed or not.

SECTION 1.10  BENEFITS OF AGREEMENT.

     Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Payees and their successors and permitted assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Payees and their successors and permitted assigns.

SECTION 1.11  GOVERNING LAW.

     This Agreement and the CCEs shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

SECTION 1.12  SEVERABILITY CLAUSE.

     In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

SECTION 1.13  COUNTERPARTS.

     This Agreement may be signed in any number of counterparts, each of which shall be deemed to constitute one and the same instrument.

SECTION 1.14  EFFECTIVENESS.

     This Agreement shall be effective from and after the first creation and allocation of CCEs in payment for Cinar Shares pursuant to the Arrangement. This Agreement shall be deemed terminated and of no force or effect, and the parties hereto shall have no liability hereunder, if the Arrangement Agreement is terminated in accordance with its terms prior to the Effective Date.

SECTION 1.15 PAYEES NOT SHAREHOLDERS OR SECURITY HOLDERS OF CINAR OR THE
             MANAGER.

     Nothing in this Agreement or in being the payee of a CCE or otherwise, shall, in itself, confer or be construed as conferring upon a Payee (i) any right or interest whatsoever as a shareholder or other security holder of Cinar or the Manager, including the right to vote at, to receive notice of, or to attend, meetings of shareholders or other security holders or any other proceedings of Cinar or the Manager, or the right to receive dividends and other distributions payable on the shares or other securities of Cinar or the Manager,
(ii) any other equity or ownership interest in Cinar or the Manager, or (iii) any other right not expressly granted pursuant to this Agreement. For greater certainty, in the event that the Net Litigation Proceeds are being calculated as a result of the occurrence of the Termination Date, upon the payment to the Payees of the CCE Payment Amount, as calculated in accordance with this Agreement, for each CCE, the Payees shall have no right to receive any further payments hereunder in respect of the CCEs regardless of whether (i) any additional Litigation Proceeds are received by the Cinar Entities following the Termination Date, or (ii) the reserve taken when calculating the Net Litigation Proceeds in an amount determined by the Manager, acting reasonably, sufficient to pay any Litigation Payments and other Expenses which may become payable by the Cinar Entities, including in or in relation to any remaining Specified Litigation or Third Party Rights which have not been subject to Final Adjudication on or prior to the Termination Date, is greater than the actual amount of such Litigation Payments and other Expenses.

SECTION 1.16  CCES UNSECURED.

     The CCEs represent unsecured obligations of the Manager and are not entitled to the benefit of any security in any of the assets of the Manager or Cinar.

SECTION 1.17  ENTIRE AGREEMENT.

     This Agreement, the Arrangement Agreement and the Plan of Arrangement represent the entire understanding of the parties hereto with reference to the transactions and matters contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made except for the Arrangement Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Arrangement Agreement or the Plan of Arrangement, this Agreement shall govern and be controlling.

SECTION 1.18  LANGUAGE

     This agreement has been drawn up in the English language at the request of all of the parties. CE CONTRAT A ETE REDIGE EN ANGLAIS A LA DEMANDE DE TOUTES LES PARTIES.

                                   ARTICLE 2
                          CONTINGENT CASH ENTITLEMENTS

SECTION 2.1  CREATION AND ALLOCATION OF CCES.

     The CCEs shall be created and allocated pursuant to this Agreement and the Arrangement at the times and in the manner set forth in the Plan of Arrangement.

SECTION 2.2  NON-TRANSFERABLE.

     The CCEs shall not be assignable or otherwise transferable by Payees, except by sole operation of law or by testamentary will.

SECTION 2.3 NO CERTIFICATE; REGISTRATION; REGISTRATION OF TRANSFER; CHANGE OF ADDRESS.

     (a)  The CCEs shall not be evidenced by a certificate or other instrument.

     (b) The Manager shall cause to be kept at the Manager's principal office a register (the register maintained in such office and in any other office designated pursuant to this Section 2.3 being herein sometimes referred to as the "CCE REGISTER") in which the Manager shall provide for the registration of CCEs. The Secretary of the Manager is hereby initially appointed "CCE Registrar" for the purpose of registering CCEs and transfers of CCEs as herein provided in Section 2.2 and
          Section 2.3(c).

     (c)  For the purposes of effecting any transfer permitted pursuant to
          Section 2.2, every request made to the Manager to transfer a CCE must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Manager and the CCE Registrar, duly executed by the Payee thereof or his attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt by the Manager of such written request, the CCE Registrar shall, subject to his reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the relevant CCEs in the CCE Register. All transfers of CCEs registered in the CCE Register shall be the valid obligations of the Manager, evidencing the same right, and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CCE shall be valid until registered in the CCE Register and any transfer not duly registered in the CCE Register will be void AB INITIO.

     (d) A Payee may make a written request to the CCE Registrar or the Manager to change such Payee's address of record in the CCE Register. The written request must be duly executed by the Payee or his attorney duly authorized in writing. Upon receipt by the CCE Registrar or the Manager of such written notice, the CCE Registrar shall promptly record the change of address in the CCE Register.

SECTION 2.4  PAYMENT PROCEDURES.

     (a) As promptly as practicable, but in no event later than 30 days, after the earlier of (x) the Termination Date, and (y) the last to occur of:

          (i) the Final Adjudication of all of the Specified Litigation having occurred and having resulted in each of the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any liability in respect of the Specified Litigation;

          (ii) every co-defendant of a Cinar Entity in any of the Specified Litigation having been fully and irrevocably released from any liability in respect of the Specified Litigation or having fully and irrevocably released the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) from any claim of contribution or indemnity such Person may have as against the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees);

          (iii) the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any obligations to indemnify or make contributions to any Person in connection with or related to the Specified Litigation and the Cinar Entities and their respective officers, directors and employees (including, for greater certainty, former officers, directors and employees) having been fully and irrevocably released from any liability in connection with or related to any Specified Litigation or Third Party Rights in which they are not directly named as defendants; and

          (iv) the receipt by the Cinar Entities of all of the Litigation Proceeds (or a determination having been made by a majority of the members of the Litigation Committee that the Net Litigation Proceeds shall be nil or a negative amount);

          Cinar shall deliver to the Litigation Committee and the Manager a certificate (the "NET LITIGATION PROCEEDS CERTIFICATE") setting forth in reasonable detail the calculation of the Net Litigation Proceeds.

     (b) "NET LITIGATION PROCEEDS" shall be calculated by taking:

          (i) the Litigation Proceeds (after deducting Taxes, if any, assumed payable thereon by the Cinar Entities at the assumed tax rate as hereinafter provided) (excluding, for greater certainty, from the calculation of Net Litigation Proceeds in the event that the Net Litigation Proceeds are being calculated as a result of the occurrence of the Termination Date, any Litigation Proceeds received or receivable by a Cinar Entity after the Termination
               Date), together with interest earned by the Manager on the Litigation Account net of taxes assumed payable thereon at an assumed combined federal-provincial tax rate of 40.37%;

           and deducting therefrom the aggregate of:

          (ii) all Litigation Payments and litigation, settlement and other out-of-pocket expenses relating to the Specified Litigation and the Founder Option Proceedings unpaid as of August 29, 2003 or arising thereafter, including, all Firm Expenses, all Interest Expenses, all expenses and other payments contemplated by Section 3.2(e) or Section 3.4, all expenses incurred to determine the Net Litigation Proceeds, all expenses (including professional fees) incurred by the Purchaser, the Manager and the Cinar Entities with respect to the CCEs, including the administration of the CCEs pursuant to this Agreement, and all other related third party and professional costs;

         (iii) any expenses incurred by the Cinar Entities prior to the payment of all of the Aggregate CCE Payment Amount in connection with any actual or alleged violation by any Cinar Entity or any of its directors, officers or employees (including, for greater certainty, former officers, directors and employees) of any Law which occurred or is alleged to have occurred prior to the Effective Date, including all expenses (including professional fees) incurred in connection with any investigation by any Governmental Entity (including CCRA, any provincial taxing authority, the United States Internal Revenue Service, or any taxing authority in any jurisdiction, including any sales tax authority) of any such actual or alleged violation of Law or defending any charges (or the equivalent) laid or threatened in connection with any such actual or alleged violation of any Law, and any fines, penalties or other amounts which the Cinar Entities agree or are required to pay as a result of any such actual or alleged violation of any Law; and

          (iv) in the event that the Net Litigation Proceeds are being calculated as a result of the occurrence of the Termination Date, a reserve in an amount determined by the Manager, acting reasonably, sufficient to pay any Litigation Payments and Expenses which may become payable by the Cinar Entities, including in or in relation to any remaining Specified Litigation or Third Party Rights which have not been subject to Final Adjudication.

          The amounts referred to in (ii) and (iii) above (other than the Litigation Payments) are referred to collectively as the "EXPENSES". For greater certainty, it is understood that any Taxes that may be payable by the Manager as a result of the payment of the Litigation Proceeds, if any, by the Cinar Entities to the Manager pursuant to
          Section 5.1(d) do not constitute "Expenses" for the purposes of this Agreement. The amounts referred to in (ii) and (iii) above shall be reduced by the Tax benefits, if any, deemed available to the Cinar Entities (as hereinafter provided) as a result of making such payments. For greater certainty, Payees shall have no liability in the event that the Net Litigation Proceeds are negative.

          For the purposes of this Agreement and the calculation of Net Litigation Proceeds:

         (v) "TAXES" means the income tax that would be payable by the Cinar Entities on the Taxable portion of the amount received by them, assuming: (A) a combined federal-provincial tax rate of 36.62% (or if the amount is taxable in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%); and (B) that the Cinar Entities have no tax losses, credits or deductions available to them to reduce Taxes;

         (vi) "TAX BENEFITS" means the income tax savings that would be available to the Cinar Entities be on the Deductible portion of a payment or the Deductible portion of Expenses related to or in connection with the settlement or litigation, or actual or alleged violation of Law, as the case may be, assuming a combined federal-provincial tax rate of 36.62% (or if the amount is deductible in a taxation year ending after 2003, provided the general Ontario tax rate is 11% or lower for that taxation year, a rate of 33.02%);

         (vii) the "TAXABLE PORTION" of an amount received by the Cinar
               Entities and the "DEDUCTIBLE PORTION" of a payment made by the Cinar Entities and the "DEDUCTIBLE PORTION OF EXPENSES" related to any amount so received or paid, shall be determined by the Litigation Committee in the following manner. Once an item of Specified Litigation has been subject to Final Adjudication (or, in respect of the Final Adjudication of the Founder Option Proceedings, the BRB Litigation and the Fournier Litigation, which has already occurred, forthwith following the execution of this Agreement) or, in the case of Expenses referred to in item
               (iii) of the definition of "Net Litigation Proceeds" above and any other Expenses that do not relate specifically to any particular item of Specified Litigation, prior to the payment of the Aggregate CCE Payment Amount, the Litigation Committee shall, in consultation with its tax advisors, determine the Taxable portion, Deductible portion and Deductible portion of Expenses that is the subject matter of and/or related to the Final Adjudication or actual or alleged violation of Law or the CCEs generally, as the case may be. In making such determination, the Litigation Committee will take into account any limitations or restrictions on effective deductibility as a result of the Purchaser acquiring control of Cinar. Such determination of the Litigation Committee to be effective must be approved by the Cinar Member and the Manager Member. If such approval is not obtained, any one or more members of the Litigation Committee shall be authorized to instruct the tax advisors to the Litigation Committee (such tax advisors to be agreed upon the Cinar Member and the Manager Member) to contact CCRA and to provide CCRA with details of the nature and quantum of the Final Adjudication and, if appropriate, the Expenses incurred in connection therewith or with the actual or alleged violation of Law or with the CCEs generally, as the case may be, with a view to obtaining a ruling, interpretation or other comfort from CCRA as to the Taxable portion, Deductible portion and/or the Deductible portion of Expenses of or related to the Final Adjudication or actual or alleged violation of Law or the CCEs generally, as the case may be. The determination of the level and/or type of comfort to be sought from CCRA shall be determined by the Litigation Committee (by majority approval, provided that the Manager Member must be included in such majority). Further, the Litigation Committee (by majority approval, provided that the Manager Member must be included in such majority) may also determine to conduct proceedings objecting to or appealing any determination by CCRA with respect to any of the foregoing matters. Notwithstanding the foregoing, if the Taxable portion, Deductible portion or the Deductible portion of Expenses, as the case may be, has not been determined in accordance with the foregoing by the earlier of (A) six months after all of the Specified Litigation has been subject to Final Adjudication, including the Cinar Entities being released from all Third Party Rights, and (B) the date determined pursuant to Section 2.4(a), then any amount which has not already been determined by the Litigation Committee in accordance with the foregoing not to constitute a Taxable portion, a Deductible portion or a Deductible portion of Expenses, as the case may be, shall be deemed to constitute a Taxable portion of an amount received by the Cinar Entities or not to be a Deductible portion of a payment made by the Cinar Entities or not to be a Deductible portion of Expenses, as the case may be; and

        (viii) Net Litigation Proceeds shall be calculated in United States dollars. For the purposes of calculating Net Litigation Proceeds:

               (A) the amount of any Litigation Proceeds received in a currency other than United States dollars shall be the amount actually deposited into the Litigation Account on account of such Litigation Proceeds at the actual exchange rate at which such Litigation Proceeds are converted;

               (B) the amount of any Litigation Payment paid or payable in a currency other than United States dollars shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to make such Litigation Payment at the actual exchange rate at which such withdrawn funds are converted in order to make such Litigation Payment;

               (C) the amount of any Expenses paid or payable in a currency other than United States dollars shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to pay such Expenses at the actual exchange rate at which such withdrawn funds are converted in order to pay such Expenses or, if such Expenses are paid directly from amounts provided by Cinar pursuant to
                    Section 5.1(d) which are repaid using Canadian funds obtained by converting United States dollars withdrawn from the Litigation Account, the amount of such Expenses shall be the amount required to be withdrawn from the Litigation Account in United States dollars in order to repay such amounts provided by Cinar at the actual exchange rate at which such withdrawn funds are converted in order to repay such amounts.

     (c) The Net Litigation Proceeds Certificate shall set forth in reasonable detail:

          (i) the amount of the Litigation Proceeds received by the Cinar Entities, if any;

          (ii) the amount of the Litigation Payments paid, payable or to become payable by or on behalf of the Cinar Entities, if any;

         (iii) an itemized list in reasonable detail of all Expenses;

         (iv) the calculation of the CCE Payment Amount as well as the details of any Interim Payment Amount to be credited against the CCE Payment Amount;

          (v) any assumptions underlying the determination of any item used in making the necessary calculations; and

          (vi) any financial or other documentation reasonably necessary to sufficiently support such calculations.

     (d) Within 30 days of delivery of the Net Litigation Proceeds Certificate, each member of the Litigation Committee shall give written notice to Cinar, the Manager and each other member of the Litigation Committee specifying whether he or she agrees with or objects (a "NOTICE OF Agreement" and a "NOTICE OF OBJECTION", respectively) to the Net Litigation Proceeds Certificate and the CCE Payment Amount. Any Notice of Objection shall set forth in reasonable detail each of the objections to the calculations, valuations, methodologies, lists, computations, assumptions and other information (collectively, the "DETERMINATIONS") that the member of the Litigation Committee delivering the Notice of Objection has to the Net Litigation Proceeds Certificate.

     (e) If at least two of the members of the Litigation Committee deliver a Notice of Agreement and any CCE Payment Amount is payable, the Manager shall establish the CCE Payment Date in accordance with Section 2.6(a).

     (f) If at least two of the members of the Litigation Committee deliver a Notice of Objection within such 30 day period, the Manager shall continue to hold all amounts in the Litigation Account (subject to Section 5.1(d)) until a Resolution is obtained pursuant to the procedures set forth in Section 2.4(g).

     (g) Within ten days of the delivery of the second Notice of Objection, the members of the Litigation Committee shall submit the portions of the Determinations set forth in the Net Litigation Proceeds Certificate that are in dispute to Richter, Usher & Vineberg (or such other independent public accounting firm of national standing selected jointly by the Manager Member and the Cinar Member) (the "FIRM"). The Firm shall be instructed to determine as soon as is practicable whether the Determinations set forth in the Net Litigation Proceeds Certificate that are in dispute are correct (without taking into account any Firm Expenses (as hereinafter defined)). If the Firm determines that such Determinations are correct, the CCE Payment Amount shall be as set forth in the Net Litigation Proceeds Certificate reduced by an amount equal to the CCE Percentage of the Firm Expenses divided by the total number of CCEs outstanding on the CCE Payment Date, and each member of the Litigation Committee shall be deemed to have delivered a Notice of Agreement with respect to such Net Litigation Proceeds Certificate and the Manager shall establish the CCE Payment Date in accordance with Section 2.6(a). If the Firm determines that any of the Determinations set forth in the Net Litigation Proceeds Certificate are incorrect in any respect (whether or not material), the Firm's resulting calculation of the CCE Payment Amount (which shall take into account the Firm Expenses) shall be binding on all parties hereto (the "RESOLUTION") and the Manager, upon receiving notice of such Resolution, shall set the CCE Payment Date in accordance with Section 2.6(a). All costs and expenses billed by the Firm in connection with the performance of its duties described herein (the "FIRM EXPENSES") shall be paid by the Manager on behalf of Cinar out of, and to the extent of, the funds in the Litigation Account and shall be included in the Expenses.

     (h) If any member of the Litigation Committee does not deliver a Notice of Agreement or a Notice of Objection to the Net Litigation Proceeds Certificate within the 30 day period described above, such member of the Litigation Committee shall be deemed to have delivered a Notice of Agreement with respect to such Net Litigation Proceeds Certificate.

SECTION 2.5  INTERIM PAYMENTS ON CCES.

     (a) At any time prior to the establishment of a CCE Payment Date pursuant to Section 2.6, provided that there are no amounts owing to Cinar pursuant to Section 5.1(d), the Manager may, in its sole discretion, make payment to the Payees in respect of the CCEs and to itself in such amount (the "GROSS INTERIM PAYMENT AMOUNT") as it may determine in its sole discretion to be advisable after taking a reserve sufficient to provide for amounts which may be required to pay Litigation Payments and other Expenses which are or may become payable in respect of Specified Litigation which has not been subject to Final Adjudication or which has been subject to Final Adjudication, but amounts remain payable by any of the Cinar Entities in respect of such Final Adjudication. Of the Gross Interim Payment Amount, the CCE Percentage thereof (the "AGGREGATE INTERIM PAYMENT AMOUNT") shall be paid to the Payees and the balance thereof (100% less the CCE Percentage thereof) (the "INTERIM MANAGER AMOUNT") shall be withdrawn from the Litigation Account and retained by the Manager for its sole benefit. If the Manager determines to make a payment to the Payees and itself pursuant to this Section 2.5, the Manager shall promptly (i) cause the Interim Payment Amount to be delivered to each of the Payees in respect of each CCE held by them by cheque mailed to the address of each Payee as reflected in the CCE Register as of the close of business on the last Business Day prior to such mailing or, in the circumstances set forth in Section 4.2 of the Plan of Arrangement, to the Depositary to be held in trust by the Depositary and dealt with in accordance with such Section, and any such amount paid shall be credited against the CCE Payment Amount ultimately required to be paid pursuant to Section 2.6 and (ii) withdraw the Interim Manager Amount from the Litigation Account and retain it for its sole benefit.

     (b) The Manager shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the Interim Payment Amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Tax Act, or any provision of provincial, local or foreign tax law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Payee in respect of which such deduction and withholding was made.

     (c) The posting or delivery of the cheque required pursuant to Section 2.5(a) shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of the Interim Payment Amount to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as provided for in Section 2.5(b)) unless such cheque is not paid on due presentation. Subject to applicable law, any Interim Payment Amount which is represented by a cheque which has not been presented for payment or that otherwise remains unclaimed for a period of six years from the date of mailing of such cheque for the Interim Payment Amount shall be forfeited to the Manager (subject to earlier termination of the rights of a Payee pursuant to Section 4.4 of the Plan of Arrangement).

SECTION 2.6  PAYMENTS ON CCES.

     (a) If the CCE Payment Amount is determined to be payable in accordance with Section 2.4, the Manager shall establish the CCE Payment Date which shall be within 15 days following the date on which the CCE Payment Amount is finally determined. On the CCE Payment Date, the Manager shall promptly cause the CCE Payment Amount to be delivered to each of the Payees in respect of each CCE held by them by cheque mailed to the address of each Payee as reflected in the CCE Register as of the close of business on the last Business Day prior to the CCE Payment Date or, in the circumstances set forth in Section 4.2 of the Plan of Arrangement, to the Depositary to be held in trust by the Depositary and dealt with in accordance with such Section.

     (b) The determination of the CCE Payment Amount pursuant to the procedures set forth in Section 2.4, absent a mathematical error, shall be final and binding on Cinar, the Manager and each Payee.

     (c) The Manager shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the CCE Payment Amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Tax Act, or any provision of provincial, local or foreign tax law. To the extent that amounts are so withheld and paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Payee in respect of which such deduction and withholding was made.

     (d) The posting or delivery of the cheque required pursuant to Section 2.6(a) shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of the CCE Payment Amount to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as provided for in Section 2.6(c)) unless such cheque is not paid on due presentation. Subject to applicable law, any CCE Payment Amount which is represented by a cheque which has not been presented for payment or that otherwise remains unclaimed for a period of six years from the CCE Payment Date shall be forfeited to the Manager (subject to earlier termination of the rights of a Payee pursuant to Section 4.4 of the Plan of Arrangement).

     (e) Following the payment of the Aggregate CCE Payment Amount, any amount remaining in the Litigation Account shall be withdrawn from the Litigation Account and retained by the Manager for its sole benefit.

                                   ARTICLE 3
                            THE LITIGATION COMMITTEE

SECTION 3.1  CERTAIN DUTIES AND RESPONSIBILITIES.

     (a) The members of the Litigation Committee undertake to perform such duties and only such duties as are specifically set forth in this Agreement. The members of the Litigation Committee shall exercise such of the rights and powers vested in them by this Agreement, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs; provided, however, that the members of the Litigation Committee shall not be liable for any acts or omissions except to the extent that they have engaged in wilful misconduct or acted in bad faith.

     (b) No provision of this Agreement shall be construed to relieve the members of the Litigation Committee from liability for their own wilful misconduct or bad faith, except that no provision of this Agreement shall require the members of the Litigation Committee to expend or risk their own funds or otherwise incur any financial liability in the performance of any of their duties hereunder or in the exercise of any of their rights or powers.

     (c) The members of the Litigation Committee shall have the sole power and duty to direct and supervise all matters involving the Specified Litigation (including trial strategy and planning and settlement strategy) on behalf of the Manager and the Cinar Entities; provided that all decisions and determinations with respect to the Specified Litigation (including any Settlement Decision or Strategic Decision) shall be made in accordance with Section 5.1(b). The Manager Member shall have primary responsibility for the day-to-day direction and supervision of the Specified Litigation and may, without the approval of any of the Manager, the Cinar Entities or any of the other members of the Litigation Committee, make decisions and determinations in accordance with Section 5.1(b) with respect to the day-to-day conduct of the Specified Litigation and such decisions shall be deemed to made on behalf of all of the members of the Litigation Committee. The Manager Member shall have the power to, from time to time, delegate any of his responsibilities and authorities under this Agreement to any other member of the Litigation Committee. Notwithstanding the foregoing, (i) the approval of a majority of the members of the Litigation Committee (provided that the Manager Member must be included in such majority) shall be required for any Strategic Decision, and (ii) the unanimous approval of the members of the Litigation Committee (other than the Independent Member) shall be required for any Settlement Decision. Notwithstanding the foregoing, at any time following the second anniversary of the Effective Date, the Manager Member may require that the Cinar Entities offer to submit any of the Specified Litigation to a binding arbitration process and the other members of the Litigation Committee and Cinar shall do all things reasonably necessary to make and give effect to such offer.

     (d) The members of the Litigation Committee shall confer in person or by telephone at least once per month, but in any event as frequently as necessary to keep all members of the Litigation Committee informed about material developments in the Specified Litigation, on at least three days' prior notice. At least one such conference per month shall include a briefing by the Manager Member that describes the progress of the Specified Litigation and summarizes any material decisions or determinations that were made without seeking the approval of the other members of the Litigation Committee.

     (e) The Manager Member shall preside at all meetings or conferences of the members of the Litigation Committee.

     (f) The members of the Litigation Committee shall establish procedures for making decisions in an expedited manner in the case of exigent or emergency circumstances arising in connection with the Specified Litigation.

     (g) The members of the Litigation Committee shall be deemed to be agents of the Manager and the Cinar Entities for all purposes relating to evidentiary privileges, including solicitor-client privileges.

SECTION 3.2 CERTAIN RIGHTS OF MEMBERS OF THE LITIGATION COMMITTEE; ACTIONS
            OF THE MEMBERS OF THE LITIGATION COMMITTEE.

     The members of the Litigation Committee undertake to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the members of the Litigation Committee. In addition:

     (a) the members of the Litigation Committee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties;

     (b) whenever the members of the Litigation Committee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the members of the Litigation Committee may, in the absence of bad faith or wilful misconduct on their part, rely upon an Officer's Certificate;

     (c) the members of the Litigation Committee may engage and consult with counsel of their selection and the written advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by them hereunder in good faith and in reliance thereon;

     (d) the members of the Litigation Committee may engage and consult with accounting firms, tax experts, valuation firms and other experts and third parties that they, in their sole and absolute discretion, deem appropriate or necessary to enable them to discharge their duties hereunder;

     (e) the members of the Litigation Committee may engage and direct employees of the Cinar Entities or any affiliate of any of the Cinar Entities (collectively, the "EMPLOYEES") to respond to discovery requests, attend and prepare for depositions, prepare for and testify at trial, or take any other action that the members of the Litigation Committee believe is necessary or prudent in prosecuting or defending the Specified Litigation. If an Employee takes any action in accordance with this Section 3.2(e), Cinar and the Manager shall be entitled to treat as Expenses (and Cinar shall be entitled to be reimbursed) an amount equal to (i) (A) the hours that the Employee is required to work in connection with such engagement multiplied by (B) the hourly rate of such Employee (determined by dividing (x) the sum (without duplication) of (1) the Employee's annual salary payable in cash at the time of the engagement plus (2) the Employee's annual bonus for the prior fiscal year plus (3) the employment taxes that the employer is required to pay with respect to such amounts plus (4) the out-of-pocket costs of the Cinar Entities and their affiliates, as the case may be, of all other employee benefits, including employer-paid health care, employer-paid life insurance premiums, and employer contributions to savings and pension plans, in respect of the Employee, by (y) the product of (1) 52 weeks less the number of weeks of vacation to which the Employee is entitled to during the current calendar year multiplied by (2) if such Employee is a full-time employee, 40, or if such Employee is not a full time employee, the number of hours that such Employee is expected to work each week), but only in the event that, and then only to the extent that, the aggregate of all such amounts in respect of all Employees and all engagements exceeds $25,000, plus (ii) the out-of-pocket expenses incurred in connection with such engagement. Prior to commencing any engagement, Cinar shall provide to the Litigation Committee an estimate of the number of hours that Cinar expects that Employees will expend in connection with the engagement, the position of the Employees that it expects to work on the engagement, an estimate of the hourly rate of such Employees, and an estimate of any material out-of-pocket expenses Cinar expects to be incurred in connection with such engagement. During the course of the engagement Cinar shall submit to the Litigation Committee an update of the estimate (including a statement of actual hours worked by each Employee and the hourly rate of such Employee and actual out-of-pocket expenses incurred) not less than monthly (or any shorter period as reasonably requested by the engaging members of the Litigation Committee at the time of the engagement) or at any time that Cinar knows that the actual amount of work will materially exceed the initial estimate. Cinar shall submit separate bills for each engagement at the end of each fiscal quarter setting forth the name of the Employee that worked on the engagement, the hours such Employee spent for such fiscal quarter on such engagement (accompanied by appropriate billing sheets prepared by such Employee), the hourly rate for such Employee (accompanied by any reasonable evidence of such rate that the Litigation Committee), and the out-of-pocket expenses incurred (accompanied by receipts for any material item);

     (f) the members of the Litigation Committee shall not be required to give any bond or surety in respect of the execution of such powers or otherwise in respect of this Agreement; and

     (g)  the members of the Litigation Committee may be Payees.

     Except as otherwise expressly provided in this Agreement, all decisions of the Litigation Committee shall be taken by majority vote of the members of the Litigation Committee; provided, however, that (i) the right to engage parties (including Employees) to perform services with respect to the day-to-day conduct of the Specified Litigation shall be made by the Manager Member, (ii) decisions with respect to Strategic Decisions shall be made by the applicable majority required for Strategic Decisions as set forth in Section 3.1(c), and (iii) decisions with respect to Settlement Decisions shall be made by the applicable majority required for Settlement Decisions as set forth in Section 3.1(c).

SECTION 3.3  NOT RESPONSIBLE FOR RECITALS OR CREATION OF CCES.

     The recitals contained herein shall be taken as the statements of Cinar and the Manager, and the members of the Litigation Committee assume no responsibility for their correctness. The members of the Litigation Committee make no representations as to the validity or sufficiency of this Agreement or the CCEs. The members of the Litigation Committee shall not be accountable or liable for the use or application by the Cinar Entities of the Litigation Proceeds or by the Manager of the Litigation Account. SECTION 3.4 COMPENSATION, REIMBURSEMENT AND INDEMNIFICATION OF THE MEMBERS OF THE LITIGATION COMMITTEE.

     The following payments shall be made by the Manager on behalf of Cinar and shall constitute Expenses:

     (a) the payment to each member of the Litigation Committee of compensation for his or her services in an amount to be determined by agreement between the Manager and the members of the Litigation Committee (which may include an additional amount payable to the Manager Member) until the CCE Payment Date (or such earlier date as determined in accordance with Section 3.7);

     (b) except as otherwise expressly provided herein, the payment to or on behalf of the members of the Litigation Committee, upon the request of the members of the Litigation Committee, of all reasonable expenses and disbursements incurred or to be incurred by the members of the Litigation Committee in connection with the discharge of their duties under this Agreement (including the reasonable compensation and the expenses and disbursements of their counsel, accounting firms, tax experts, valuation firms and other experts and third parties as contemplated in Section 3.2 and including premiums paid from time to time for liability insurance coverage for the members of the Litigation Committee); and

     (c) the payments to the members of the Litigation Committee required in order to indemnify the members of the Litigation Committee and hold them harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, reasonable expenses and reasonable disbursements of any kind or nature whatsoever (including the reasonable compensation and the expenses and disbursements of their counsel, accounting firms, tax experts, valuation firms and other experts and third parties as contemplated in
          Section 3.2) that may be imposed on, asserted against or incurred by them under, or in connection with their duties pursuant to, this Agreement, and the members of the Litigation Committee shall be so indemnified under this Agreement for their own negligence, but the members of the Litigation Committee do not have the right to be indemnified under this Agreement for their own wilful misconduct or bad faith.

SECTION 3.5 APPOINTMENT OF INITIAL INDEPENDENT MEMBER; RESIGNATION AND REMOVAL; APPOINTMENT OF SUCCESSOR.

     (a) Forthwith following the execution and delivery of this Agreement, the Manager Member and the Cinar Member shall appoint an individual agreed upon by them as the initial Independent Member.

     (b) The members of the Litigation Committee may resign at any time by giving written notice thereof to Cinar and the Manager.

     (c) The Manager Member may be removed at any time by notice from the Manager delivered to the members of the Litigation Committee and Cinar, and the Independent Member may be removed at any time by notice from the Manager Member and the Cinar Member delivered to the members of the Litigation Committee and Cinar.

     (d) In the event that any member of the Litigation Committee resigns, is removed or becomes incapable of acting, then such member of the Litigation Committee shall not be entitled to any compensation payable pursuant to Section 3.4 from and after the date of his resignation, removal or incapacity, except for indemnification payments pursuant to
          Section 3.4(c) in respect of the period prior to such resignation, removal or incapacity and reimbursement pursuant to Section 3.4(b) for expenses incurred prior to such resignation, removal or incapacity.

     (e) If the Manager Member shall resign, be removed or become incapable of acting, the Manager shall promptly appoint a qualified individual, who may be an officer, director, employee or shareholder of the Manager, as the successor Manager Member. If the Independent Member shall resign, be removed, or become incapable of acting, or the Cinar Member shall resign or become incapable of acting, a qualified individual shall be appointed as the successor Independent Member or Cinar Member, as the case may be, by the unanimous agreement of the remaining members of the Litigation Committee. In the event that as a result of both the Cinar Member and the Independent Member resigning, being removed or becoming incapable of acting, or the Cinar Member resigning, being removed or becoming incapable of acting prior to the initial Independent Member being appointed pursuant to Section 3.5(a), there is neither a Cinar Member nor an Independent Member, the Manager Member shall first appoint a qualified individual, who shall not be an officer, director, employee or shareholder of the Manager or any of its affiliates, as the successor or initial Independent Member, as the case may be. The Manager Member and the Independent Member shall then appoint a qualified individual as the successor Cinar Member by unanimous agreement. If, within 90 days after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Cinar Member or Independent Member, as the case may be, shall not have been appointed, or the initial Independent Member has not been appointed within 30 days of the execution and delivery of this Agreement, the Payees may appoint any qualified individual who is willing to serve as a successor Cinar Member or Independent Member, or the initial Independent Member, as the case may be, by an Act of the Payees (excluding any Payee which is a party to any of the Specified Litigation or is an affiliate or associate of any Person which is a party to any of the Specified Litigation from the determination of whether the Payees holding a majority of the outstanding CCEs have signed such Act, and excluding the CCEs held by such Payees from the total number of CCEs outstanding) delivered to Cinar and the Manager. A successor member of the Litigation Committee or an initial Independent Member so appointed by the Payees shall be designated in his appointment as either a Cinar Member or an Independent Member, as the case may be. The successor member of the Litigation Committee or an initial Independent Member so appointed shall under the provisions of this Section 3.5(e), forthwith upon his acceptance of such appointment in accordance with this Section 3.5(e), become a successor member of the Litigation Committee or the initial Independent Member, as the case may be. If no successor member of the Litigation Committee or initial Independent Member shall have been so appointed by the Manager, the members of the Litigation Committee remaining in office or the Payees, and so accepted his or her appointment, any Payee (other than a Payee which is a party to any of the Specified Litigation or is an affiliate or associate of any Person which is a party to any of the Specified Litigation) may on behalf of himself and all others similarly situated petition any court of competent jurisdiction for the appointment of a qualified individual as a successor member of the Litigation Committee (other than a Manager Member) or an initial Independent Member.

     (f) The Manager shall give notice of each resignation, each removal and each incapacity of a member of the Litigation Committee and each appointment of a successor member of the Litigation Committee or the initial Independent Member to the Payees as provided for in Section
          1.8. Each notice shall include the name and address of the successor member of the Litigation Committee or the initial Independent Member, as the case may be. If the Manager fails to send such notice within ten days after acceptance of appointment by a successor member of the Litigation Committee or the initial Independent Member, as the case may be, the successor member of the Litigation Committee or the initial Independent Member, as the case may be, shall cause the notice to be given at the expense of the Manager.

SECTION 3.6 ACCEPTANCE OF APPOINTMENT BY THE INITIAL INDEPENDENT MEMBER AND SUCCESSORS.

     The initial Independent Member and every successor member of the Litigation Committee appointed hereunder shall execute, acknowledge and deliver to Cinar, the Manager and the retiring member of the Litigation Committee, if applicable, an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such initial Independent Member or successor member of the Litigation Committee, as the case may be, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the Independent Member or the retiring member of the Litigation Committee, as the case may be, but, on request of Cinar, the Manager or the successor member of the Litigation Committee, such retiring member of the Litigation Committee shall execute and deliver an instrument transferring to such successor member of the Litigation Committee all the rights, powers and trusts of the retiring member of the Litigation Committee, provided that, notwithstanding any such transfer, the retiring member shall continue to be entitled to receive indemnification payments pursuant to Section 3.4(c) in respect of periods prior to such retirement and reimbursement payments pursuant to Section 3.4(b) for expenses incurred prior to such retirement.

SECTION 3.7  TERMINATION UPON PROVISION OF THE NET LITIGATION PROCEEDS
             CERTIFICATE.

     Once the Litigation Committee has provided the Net Litigation Proceeds Certificate in accordance with Section 2.4 and the CCE Payment Amount has been determined and the Aggregate CCE Payment Amount paid to the Payees in accordance with Section 2.6, the rights of each member of the Litigation Committee to any compensation payable pursuant to Section 3.4 shall terminate except for the right to receive indemnification payments pursuant to Section 3.4(c) in respect of periods prior to such termination and the right to receive reimbursement payments pursuant to Section 3.4(b) for expenses incurred prior to such termination.

                                   ARTICLE 4
                           FURNISHING LISTS OF PAYEES

SECTION 4.1 MANAGER TO FURNISH MEMBERS OF THE LITIGATION COMMITTEE WITH NAMES AND ADDRESSES OF PAYEES.

     The Manager shall furnish or cause to be furnished to the members of the Litigation Committee:

     (a) in such form as the members of the Litigation Committee may reasonably require, the names and addresses of the Payees within 15 days of the Effective Date; and

     (b) at such times as the members of the Litigation Committee may request in writing, within five days after receipt by Manager of any such request, a list, in such form as the members of the Litigation Committee may reasonably require, of the names and the addresses of the Payees as of a date not more than 15 days prior to the time such list is furnished.

                                    ARTICLE 5
                                    COVENANTS

SECTION 5.1 PROSECUTION AND DEFENSE OF SPECIFIED LITIGATION; SETTLEMENT; PERIODIC REPORTS.

     (a)  In each case as directed by the Litigation Committee pursuant to
          Section 3.1(c), Cinar shall, and shall cause the other Cinar Entities to, prosecute or defend the Specified Litigation, as applicable, and/or seek a settlement of the Specified Litigation.

     (b) (i) None of the Manager or any Cinar Entity shall make any Settlement Decision without obtaining prior approval from the applicable majority of the members of the Litigation Committee as determined in accordance with the penultimate sentence of Section 3.1(c).

          (ii) In making any decision or determination with respect to the Specified Litigation (including any Settlement Decision or Strategic Decision), the Litigation Committee shall act in good faith with a view to maximizing the present value of the Litigation Proceeds and minimizing the present value of the Litigation Payments and Expenses. Without limiting the generality of the foregoing, in connection with any Settlement Decision, the Litigation Committee shall consider:

               (A) the aggregate amount of Litigation Proceeds to be received and/or the aggregate amount of Litigation Payments to be paid in connection with the proposed settlement;

               (B) if consent to such settlement is withheld, the probability of the Cinar Entities receiving greater Litigation Proceeds and/or paying lesser Litigation Payments in connection with a subsequent settlement or other resolution of the Specified Litigation;

               (C) the probable timing of such subsequent settlement or other resolution of the Specified Litigation and the probable amount of any additional Litigation Proceeds to be received and/or reduction in Litigation Payments to be paid in connection therewith;

               (D) the discounted present value of such prospective additional Litigation Proceeds and/or reduction in Litigation Payments;

               (E) the additional Expenses expected to be incurred as a result of postponing settlement or other resolution of the Specified Litigation and the present value thereof.

               The discount rate applicable to the value of such prospective additional Litigation Proceeds, reduction in Litigation Payments and/or additional Expenses shall be established by a majority of the members of the Litigation Committee (provided that the Manager Member must be included in such majority).

     (c) Until all of the Specified Litigation has been subject to Final Adjudication, each of the Manager, the Cinar Entities and the members of the Litigation Committee shall cooperate in order to ensure that
          (i) all of the members of the Litigation Committee, receive, by the last Business Day of each fiscal quarter of Cinar, a report describing the status of the Specified Litigation, which report shall describe, in summary fashion, the total Expenses incurred through the date of such report, the status of all pending court proceedings related to the Specified Litigation, whether any new Claims or proceedings have been brought by the Cinar Entities related to the Specified Litigation, the status of any counter-Claims brought by the defendants related to the Specified Litigation, and the status of any settlement negotiations among the Cinar Entities and the other parties with respect to the Specified Litigation, and (ii) except as otherwise required by applicable law or court order, all of the members of the Litigation Committee are granted access to any and all records, documents, personnel and any other sources of information that are in the possession, custody or control of the Cinar Entities as the members of the Litigation Committee shall determine are reasonably necessary or desirable in order to review Settlement Decisions and Strategic Decisions, if any. The Manager and the Cinar Entities shall cooperate with the members of the Litigation Committee in providing the assistance of any of their officers and the Employees (subject to the requirements of Section 3.2(e)) and, to the extent that the Manager believes in its reasonable determination that it is required to have Employees expend efforts in prosecuting or defending the Specified Litigation, but does not have sufficient time to obtain prior approval from the Litigation Committee for such efforts, Cinar shall be entitled to be reimbursed for any reasonable amount of hours expended in such effort in accordance with the principles of Section 3.2(e).

     (d) Cinar shall, and shall cause the other Cinar Entities to, pay to the Manager all Litigation Proceeds (after deducting Taxes, if any, assumed payable thereon by Cinar as provided in Section 2.4(b) or, in the event that the amount of the Taxes is still in the process of being determined, after deducting a reserve for such Taxes in an amount determined by Cinar, acting reasonably, with appropriate adjustments to be made as between the Cinar Entities and the Manager forthwith following the amount of the Taxes assumed payable being finally determined) forthwith following receipt and such Litigation Proceeds shall be held in trust in a separate appropriately designated bank or investment account established by the Manager with a recognized major financial institution and maintained in the form of cash or Cash Equivalents, in each case denominated in United States dollars (collectively, the "LITIGATION ACCOUNT"), free of any liens or encumbrances of any kind, until the CCE Payment Date, provided that amounts in the Litigation Account shall be used from time to time to fund:

          (i) Litigation Payments and Expenses for or on behalf of the Cinar Entities or the Litigation Committee;

          (ii) any adjustment of Taxes assumed payable as referred to above; and

          (iii) any Gross Interim Payment Amount.

          To the extent that there are insufficient funds in the Litigation Account to fund the payments of the type referred to in (i) above from time to time, Cinar will provide up to CDN$5,000,000 and no more (on a revolving basis) to fund such payments. Any amounts so provided by Cinar shall be repaid on demand (and, in any event, prior to the payment of the Aggregate CCE Payment) out of amounts deposited in the Litigation Account together with interest thereon at a rate per annum equal to Prime plus 5% ("INTEREST EXPENSES"). Any exchange losses realized as a result of depositing into the Litigation Account United States dollars resulting from the conversion of Canadian dollars provided by Cinar in accordance with the foregoing at the actual exchange rate at which such Canadian dollars are converted in an amount less than the amount of United States dollars required to be withdrawn from the Litigation Account in order to repay such advances at the actual exchange rate at which such United States dollars are converted into Canadian dollars shall constitute Expenses. Any exchange gains realized as a result of depositing in the Litigation Account United States dollars resulting from the conversion of Canadian dollars provided by Cinar in accordance with the foregoing at the actual exchange rate at which such Canadian dollars are converted in excess of the amount of United States dollars required to be withdrawn from the Litigation Account in order to repay such advances at the actual exchange rate at which such United States dollars are converted into Canadian dollars (after deducting Taxes, if any, assumed payable thereon by the Cinar Entities and Manager at the assumed tax rate referred to in the definition of Taxes in Section 2.4(b)) shall be credited against Expenses.

     (e) None of the Manager or any of the Cinar Entities shall initiate settlement negotiations or expand settlement negotiations with respect to any aspect or portion of the Specified Litigation without the prior unanimous approval of the members of the Litigation Committee (other than the Independent Member), and the Manager and Cinar agree that such powers shall vest with the Litigation Committee as provided in
          Section 3.1(c). No member of the Litigation Committee shall initiate settlement negotiations without first informing each other member of the Litigation Committee of such settlement negotiations and obtaining unanimous approval of the members of the Litigation Committee (other than the Independent Member) to pursue such negotiations. If one or more members of the Litigation Committee are allowed to entertain or initiate settlement negotiations, such members of the Litigation Committee shall keep each other member of the Litigation Committee reasonably informed regarding the status of such negotiations (including any expansion of such negotiations) and any member of the Litigation Committee shall, if such member of the Litigation Committee requests, be allowed to participate in the settlement negotiations.

     (f) If the Manager, any of the Cinar Entities, or any member of the Litigation Committee receives any communication from any other party to the Specified Litigation regarding possible settlement negotiations, the party receiving the communication shall be entitled to review such other party's proposals, provided that such receiving party (i) shall inform each of the members of the Litigation Committee regarding the fact (and content) of such communication and proposals as promptly as possible (and under no circumstances more than three days following receipt thereof) thereafter and (ii) shall not engage in settlement negotiations or expand settlement negotiations without the required permission of the Litigation Committee as set forth in
          Section 5.1(e).

SECTION 5.2  PAYMENT OF CCE PAYMENT AMOUNT.

     The Manager shall duly and promptly pay each Payee an amount equal to the CCE Payment Amount in the manner provided for in Section 2.6 and in accordance with the terms of this Agreement.

                                   ARTICLE 6
                                   AMENDMENTS

SECTION 6.1  AMENDMENTS WITHOUT CONSENT OF PAYEES.

     (a) Cinar, the Manager and the members of the Litigation Committee, in the sole and absolute discretion of the members of the Litigation Committee, at any time and from time to time, may, without the consent of any Payees, enter into one or more amendments hereto, for any of the following purposes:

          (i) to evidence the succession of another Person to the position of Manager and the assumption by any such successor of the covenants of the Manager herein; provided that such succession and assumption are in accordance with the terms of this Agreement;

          (ii) to evidence the succession of another individual as a successor member of the Litigation Committee and the assumption by any successor of the covenants and obligations of such member of the Litigation Committee herein; provided that such succession and assumption are in accordance with the terms of this Agreement;

          (iii) to add to the covenants of the Manager such further covenants, restrictions, conditions or provisions as the Manager and the members of the Litigation Committee shall consider to be for the protection of the Payees; provided that in each case, such provisions shall not materially adversely affect the interests of the Payees;

          (iv) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not materially adversely affect the interests of the Payees; or

          (v) as may be necessary or appropriate to ensure that the creation and allocation of the CCEs is exempt from the prospectus and registration requirements of applicable Canadian provincial securities legislation and the CCEs will not require registration under the United States SECURITIES ACT OF 1933, provided that such provisions shall not materially adversely affect the interests of the Payees.

     (b) Promptly after the execution by Cinar, the Manager and the members of the Litigation Committee of any amendment pursuant to the provisions of this Section 6.1, the Manager shall give notice thereof to the Payees in the manner provided in Section 1.8 setting forth in general terms the substance of such amendment.

SECTION 6.2  AMENDMENTS WITH CONSENT OF PAYEES.

     (a) With the consent of the Payees holding not less than a majority of the outstanding CCEs, by Act of such Payees delivered to Cinar and the members of the Litigation Committee, Cinar, the Manager and the members of the Litigation Committee may enter into one or more amendments hereto for the purpose of adding to, eliminating or changing any provisions of this Agreement.

     (b) It shall not be necessary for any Act of Payees under this Section 6.2 to approve the particular form of any proposed amendment, but it shall be sufficient if such Act shall approve the substance thereof.

     (c) Promptly after the execution by Cinar, the Manager and the members of the Litigation Committee of any amendment pursuant to the provisions of this Section 6.2, the Manager shall give notice thereof to the Payees in the manner provided in Section 1.8 setting forth in general terms the substance of such amendment.

SECTION 6.3  EXECUTION OF AMENDMENTS.

     In executing any amendment permitted by this Article, the members of the Litigation Committee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The members of the Litigation Committee may, but are not obligated to, enter into any such amendment that affects the rights, privileges, covenants or duties of the members of the Litigation Committee under this Agreement or otherwise.

SECTION 6.4  EFFECT OF AMENDMENTS.

     Upon the execution of any amendment under this Article, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Payee shall be bound thereby.

                                   ARTICLE 7
                            TERMINATION DATE, REPORTS

SECTION 7.1  TERMINATION DATE.

     If it appears that by the Termination Date not all of the Specified Litigation will have been subject to Final Adjudication and/or it appears that at the Termination Date there will remain outstanding any Third Party Rights for which any of the Cinar Entities may be liable, the Manager shall, at the option of the Manager Member or the Cinar Member, make such applications or submissions to applicable securities regulatory or other agencies for the purposes of seeking an extension to the Termination Date for up to an additional two years, provided that such extension does not necessitate registration of the CCEs under applicable securities legislation or result in Cinar or the Manager becoming a reporting issuer under such legislation. If such applications are successful prior to the Termination Date or it is determined prior to the Termination Date that no such regulatory relief is required, the Termination Date shall be extended to the date permitted by such regulatory relief or, if no such regulatory relief is required, the later of the dates chosen by the Manager Member and the Cinar Member, provided that the latest Termination Date shall be the fifth anniversary of the execution of this Agreement.

SECTION 7.2  REPORTS.

     Until the CCE Payment Date, the Manager will furnish a report to the
Payees:

     (a) annually, within ninety days of each anniversary of the Effective Date, which report will provide a summary of any material developments relating to the Specified Litigation during the year ended on such anniversary date, together with an unaudited cash receipt and disbursement statement relating to the Specified Litigation for the year ended on such anniversary date; and

     (b) in the event that, in the opinion of the Manager, a material event relating to Specified Litigation has occurred, within sixty days of the occurrence of such event, which report will provide details of such material event.

SECTION 7.3  NO LIABILITY.

     The Manager shall not be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by Payees six years after the CCE Payment Date (or such earlier date (i) immediately before that time when the amounts would otherwise escheat to or become property of any governmental authority or (ii) determined pursuant to Section 4.4 of the Plan of Arrangement) shall become, to the extent permitted by applicable law, the property of the Manager free and clear of any claims or interest of any Person previously (or subsequently claiming to be) entitled thereto.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.



                                         3918203 CANADA INC.


                                         By:
                                              ---------------------------------
                                               Name:
                                               Title:

                                         CINAR CORPORATION


                                         By:
                                              ---------------------------------
                                               Name:
                                               Title:

SIGNED, SEALED AND DELIVERED     )
         in the presence of      )
                                 )
                                 )
                                 )
                                         -------------------------------------
                                         G. Wesley Voorheis

                                         -------------------------------------
                                         Lisa de Wilde

                                    EXHIBIT A
                              SPECIFIED LITIGATION

o An action instituted on August 8, 2000 by the two principals of BRB International, S.A. ("BRB") against Cinar, certain of its former officers and various other named defendants in the Superior Court of Quebec (Judicial District of Montreal) Court File No. 500-05-059449-007 (the "BRB LITIGATION"). BRB claims breach of contract, alleging that Cinar failed to complete an agreement to purchase 100% of the shares of BRB and its affiliates. On November 24, 2003, Cinar announced that it had reached an out-of-court settlement with BRB. Cinar has paid BRB Cdn$450,000 as a complete and final settlement of BRB's action.

o An action instituted by Cinar Corporation and affiliated companies (collectively, "CINAR") against Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc. and McRaw Holdings Inc. (collectively, the "WEINBERG DEFENDANTS") and Hasanain Panju, in the Superior Court of Montreal ("SMC") Court File No. 500-05-062790-017, and a Cross Demand filed therein against Cinar by the Weinberg Defendants and any further claims, counter-claims or recursory claims arising out of or in relation to the facts alleged in such proceedings by any party including, without limitation, any eventual recursory claims of any party to such proceedings against Globe-X Management Limited, Globe-X Canadiana Limited, Silicon Isle Limited, Norshield International Limited, Comprehensive Investor Services Limited, or any of their directors, officers or shareholders, or any of their affiliated companies and any of their directors , officers or shareholders (the "CINAR ACTION").

o An action instituted by 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Ronald A. Weinberg and/or Micheline Charest, against Hasanain Panju in the Superior Court, Court File No:
     500-05-065669-010.

o An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc. and 3238369 Canada Inc. as Plaintiffs against Hasanain and Sukaina Panju before the Superior Court of Justice of Ontario, Court File No. 64106/02.

o An action by Claude Robinson and Les Productions Nilem Inc. as Plaintiffs against Cinar Corporation, Les Films Cinar Inc., Ronald Weinberg, Micheline Charest and ten others as Defendants in the Superior Court of Quebec (District of Montreal), Court File No. 500-05-021498-967.

o An action instituted by 2950995 Canada Inc. and 3238369 Canada Inc., holding companies of Micheline Charest and Ronald A. Weinberg respectively, against Mount Real Corporation, Mount Real Services Inc., Mount Real Financial Management Services Corporation, Mount Real Acceptance Corporation and Gold Triangle Technologies Ltd., in the Quebec Superior Court, Court File No. 500-05-073956-029.

o An Amended Motion for Declaratory Judgement or to Dismiss a Trustee, Motion for Damages and Motion for Interlocutory and Final Injunction by Micheline Charest, Ronald A. Weinberg, 153114 Canada Inc. and 2950995 Canada Inc. against Robert Despres in the Superior Court of Quebec, SCM, Court File No. 500-17-016856-034.

o An action instituted by Ronald A. Weinberg, Micheline Charest and their holding companies 153114 Canada Inc., 2950995 Canada Inc., 3238369 Canada Inc., McRaw Holdings Inc., 3359174 Canada Inc. and 336953 Canada Inc. against Ernst & Young LLP Court File No. 500-05-074589-27 claiming damages in the amount of Cdn$194,087,927.13 and an indemnity up to the amount of Cdn$28,620,469.00 that certain of the Plaintiffs, who are also defendants in the action SCM Court File No. 500-05-074589-027, may be condemned to pay as a result of the action instituted by Cinar Corporation and affiliated companies.

o An action instituted by Globe-X Management Ltd., Globe-X Canadiana Ltd., Silicon Isle Ltd. and Lowell Holden against Cinar Corporation, Ronald A. Weinberg, Barrie Usher, Lawrence P. Yelin and John Does I-XX before the United States District Court for the Eastern District of Pennsylvania, Court File No. 03-1831.

o Any and all claims, present or future, of Cinar against, and any and all amounts payable to Cinar by (i) Globe-X Management, Ltd., Globe-X Canadiana, Ltd. and Silicon Isle Ltd., (collectively, "GLOBE-X") and their related companies, directors, officers and shareholders, including, without limitation, Lowell Holden and Lynwood Bell; and/or (ii) Norshield International Limited, CIS, Comprehensive Investor Services Ltd., and/or any of their related companies, directors, officers and shareholders, including, without limitation, John Xanthoudakis, Tom Muir and Robert Daviault, including;

     (a) An action instituted by Cinar Corporation against Norshield International Limited, Globe-X Management, Ltd., Globe-X Canadiana, Ltd. and Robert Daviault, in 2000 in the Supreme Court of Bahamas, Court File No. 300 of 2000;

     (b) A petition instituted by Cinar in the Supreme Court of the Bahamas for the winding-up of Globe-X Management, Ltd., and Globe-X Canadiana, Ltd., Court File Nos. 1502 and 1503 of 2002;

     (c) An action instituted by Cinar Corporation against Globe-X Management, Ltd., and Globe-X Canadiana, Ltd. (collectively, "GLOBE-X") in the High Court of Justice of Anguilla, Claim 0055 of 2002, requesting either the recognition of an order of the Supreme Court of the Bahamas for the winding-up of Globe-X or, in the alternative, a fresh winding-up order and the counterclaim filed therein by Globe-X for damages aggregating approximately $66million;

     (d) Any and all future claims between the same parties related to, or arising from, the facts alleged in the proceedings listed (a) through
          (c);

     (e)  All amounts payable to Cinar in the liquidation of Globe-X; and

     (f) An action instituted by Cinar Corporation against John Xanthoudakis and Tom Muir before the Quebec Superior Court, Court File No. 500-05-075777-027.

o An action by Patrick Granleese, Rick Jones, Thomas LaPierre, Joseph Mallozzi, Paul Mullie, Anne-Marie Perrotta, Bruce Robb and Tean Schultz as Plaintiffs against Cinar Corporation, Cinar Productions Inc., Clever Curls Productions Inc., Mousecapades Productions Inc., Helene Charest and McRaw Holdings Inc. as Defendants and the Societe des auteurs et compositeurs dramatiques (SACD) as Intervenor ("Mise-en-cause") in the file of the Superior Court of Quebec (District of Montreal) bearing the number 500-17-017117-030 (formerly 500-22-081448-030).

o An action instituted by Louis Fournier against Cinar Corporation in the file of the Superior Court of Quebec, Court File No. 500-05-058100-007 (the "FOURNIER LITIGATION"). Louis Fournier and Cinar have agreed to a mutual and complete release with respect to all the facts alleged in such action in return for the payment by Cinar to Louis Fournier of an amount of Cdn$925,000, namely Cdn$308,333 on November 1, 2003 and Cdn$616,667 on
     January 1, 2004.

                                   APPENDIX E

                             ARRANGEMENT RESOLUTION

                  SPECIAL RESOLUTION OF THE CINAR SHAREHOLDERS

BE IT RESOLVED THAT:

1. the plan of arrangement (the ``Plan of Arrangement'') under Section 192 of the CANADA BUSINESS CORPORATIONS ACT (the ``CBCA'') involving CINAR Corporation (``CINAR''), the full text of which is set out as Appendix C to the Management Proxy Circular (the ``Circular'') of CINAR dated January 14, 2004 and which is described in the Circular (as the Plan of Arrangement may have been or may be amended, modified or supplemented) is hereby authorized, approved and adopted;

2. notwithstanding that this special resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of CINAR or that the Plan of Arrangement has been approved by the Superior Court of Quebec, the directors of CINAR are hereby authorized and empowered, without further notice to or approval of the shareholders of CINAR, (i) to amend the Arrangement Agreement between CINAR and 4113683 Canada Inc. (the "Arrangement Agreement") or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Plan of Arrangement;

3. any officer or director of CINAR is hereby authorized and directed for and on behalf of CINAR to execute or cause to be executed, under the seal of CINAR or otherwise, and to deliver or cause to be delivered to the Director under the CBCA in accordance with the Arrangement Agreement for filing articles of arrangement and such other documents, agreements or instruments as such officer or director shall determine to be necessary or desirable to give effect to the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments; and

4. any officer or director of CINAR is hereby authorized and directed for and on behalf of CINAR to execute or cause to be executed, under the seal of CINAR or otherwise, and to deliver or cause to be delivered all such other documents, agreements or instruments, and to perform or cause to be performed all such other acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

                                   APPENDIX F

                               SPECIAL RESOLUTION
                       OF HOLDERS OF LIMITED VOTING SHARES
                              OF CINAR CORPORATION

BE IT RESOLVED THAT :

1. the stated capital of the Limited Voting Shares of CINAR Corporation ("CINAR") be reduced by $323,206,000 and that such reduction be effected by increasing CINAR's contributed surplus by the same amount and transferring such amount from contributed surplus to reduce CINAR's deficit by the same amount, provided that such reduction of the stated capital of the Limited Voting Shares of CINAR will only be implemented if the special resolution approving the plan of arrangement involving CINAR, 4113683 Canada Inc. and 3918203 Canada Inc., a copy of which special resolution is attached as Appendix E to the Management Proxy Circular of CINAR dated January 14, 2004, is passed by the shareholders of CINAR; and

2. any officer or director of CINAR Corporation is hereby authorized and directed for and on behalf of CINAR Corporation to execute or cause to be executed, under the seal of CINAR Corporation or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments, and to perform or cause to be performed all such acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things.

                                   APPENDIX G




                                         MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                          World Financial Center
                                          North Tower
                                          250 Vesey Street
                                          New York, NY  10281



[GRAPHIC OMITTED]


                                                              October 30, 2003

Board of Directors
CINAR Corporation
1055 Rene-Levesque East
Montreal, Quebec
H2L 4S5


Members of the Board of Directors:


     CINAR Corporation (the "Company") and 4113683 Canada Inc. (the "Purchaser"), a newly formed, wholly-owned subsidiary of TD Capital Group Limited, Michael Hirsh and Toper Taylor, propose to enter into an arrangement agreement dated October 30, 2003 (the "Arrangement Agreement") whereby all of the issued and outstanding Variable Multiple Voting Shares and Limited Voting Shares of the Company (the "Company Shares") will be acquired pursuant to a plan of arrangement (the "Arrangement") for US$3.57 per share in cash and, if certain specified litigation (the "Specified Litigation") is settled or subject to a final court decision at least five business days prior to the special meeting (the "Meeting") of shareholders of the Company, an additional amount equal to the pro rata share of the net proceeds to be received by the Company pursuant to such settlement or court decision, less US$400,000. If the Specified Litigation is not settled or subject to a final court decision at least five business days prior to the Meeting, rather than receiving a pro rata share of such proceeds, each holder of the Company Shares will receive contingent cash entitlements ("CCEs"), as contemplated in the Arrangement Agreement. According to the terms of the Arrangement, the cash price per share will be increased by up to an additional US$0.03 if a dispute with the Company's co-founders regarding the validity of their exercise of certain stock options is resolved in Cinar's favor. The cash payments and other consideration which may be payable to the holders of the Company Shares pursuant to the Arrangement are referred to as the "Aggregate Consideration".

     You have asked us whether, in our opinion, the Aggregate Consideration is fair from a financial point of view to the holders of the Company Shares.

     In arriving at the opinion set forth below, we have, among other things:

     (1) reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

     (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

     (3) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (1) and (2) above;

     (4) reviewed the market prices for the Company's shares on the Pink sheets as provided by the National Quotation Bureau;

     (5) reviewed the historical financial performance and results of operations of the Company;

     (6) compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that we deemed to be relevant;

     (7) had discussions with the Company's auditors regarding the Company's financial performance and audited financial statements;

     (8) participated in certain discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

     (9) reviewed information regarding the background and status of the Specified Litigation and had discussions with the Company's legal counsel and management regarding the Specified Litigation;

     (10) reviewed a draft dated October 27, 2003 of the Arrangement Agreement; and

     (11) reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Arrangement Agreement will be the same in all material respects to the last draft reviewed by us.

     In preparing our opinion, we have relied upon the judgment of the Company's legal counsel and management as to the potential outcomes of the Specified Litigation, including the expectations of the Company's management regarding the terms of potential settlements of the Specified Litigation. We have not been requested, and we have not undertaken, to independently evaluate or verify such judgement and expectations or make any valuation of the Specified Litigation to the Company, and we express no opinion with respect thereto or with respect to the value of the CCEs.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to the Company in connection with the Arrangement and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to the Company and have received fees for the rendering of such services.. In addition, Merrill Lynch has an investment in the TD Capital Group Limited Canadian Private Equity Partners Fund and, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of The Toronto Dominion Bank (which holds directly or indirectly all of the outstanding shares of TD Capital Group Limited), for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to proceed with the Arrangement and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Arrangement or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

     We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement of the Arrangement.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Aggregate Consideration is fair from a financial point of view to the holders of the Company Shares.


                                        Very truly yours,


                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                  INCORPORATED

                      APPENDIX H -- SECTION 190 OF THE CBCA

190. (1)RIGHT TO DISSENT -- Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to:

     (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

     (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

     (c)  amalgamate otherwise than under section 184;

     (d)  be continued under section 188;

     (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

     (f)  carry out a going-private transaction or a squeeze-out transaction.

     (2) FURTHER RIGHT -- A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (2.1) IF ONE CLASS OF SHARES -- The right to dissent described in subsection (2) applies even if there is only one class of shares.

     (3) PAYMENT FOR SHARES -- In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

     (4) NO PARTIAL DISSENT -- A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) OBJECTION -- A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of his right to dissent.

     (6) NOTICE OF RESOLUTION -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

     (7) DEMAND FOR PAYMENT -- A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

     (a)  the shareholder's name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c)  a demand for payment of the fair value of such shares.

     (8) SHARE CERTIFICATE-- A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

     (9) FORFEITURE -- A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

     (10) ENDORSING CERTIFICATE-- A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

     (11) SUSPENSION OF RIGHTS -- On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where:

     (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

     (b)  the corporation fails to make an offer in accordance with subsection
          (12) and the dissenting shareholder withdraws the notice, or

     (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

     (12) OFFER TO PAY-- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice:

     (a) a written offer to pay for his shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

     (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

     (13) SAME TERMS -- Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

     (14) PAYMENT -- Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

     (15) CORPORATION MAY APPLY TO COURT -- Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

     (16) SHAREHOLDER APPLICATION TO COURT-- If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

     (17) VENUE -- An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

     (18) NO SECURITY FOR COSTS -- A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

     (19) PARTIES-- On an application to a court under subsection (15) or (16),

     (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

     (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

     (20) POWERS OF COURT -- On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

     (21) APPRAISERS -- A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

     (22) FINAL ORDER -- The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

     (23) INTEREST -- A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

     (24) NOTICE THAT SUBSECTION (26) APPLIES -- If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (25) EFFECT WHERE SUBSECTION (26) APPLIES -- If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

     (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (26) LIMITATION -- A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

     (a) the corporation is or would after the payment be unable to pay its liabilities as they become due;or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.